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INDEX TO FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on November 27, 2017

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Venator Materials PLC
(Exact name of registrant as specified in its charter)

England and Wales (State or Other Jurisdiction of Incorporation or Organization)	2860 (Primary Standard Industrial Classification Code Number)	98-1373159 (I.R.S. Employer Identification No.)

Titanium House, Hanzard Drive, Wynyard Park,
Stockton-On-Tees, TS22 5FD, United Kingdom
+44 (0) 1740 608 001
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Russ R. Stolle Senior Vice President, General Counsel and Chief Compliance Officer
Titanium House, Hanzard Drive, Wynyard Park,
Stockton-On-Tees, TS22 5FD, United Kingdom
+44 (0) 1740 608 001
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Alan Beck Sarah K. Morgan Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2500 Houston, Texas 77002 (713) 758-2222	Ilir Mujalovic Harald Halbhuber Shearman & Sterling LLP 599 Lexington Avenue New York, NY 10022 (212) 848-4000

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after the effective date of this Registration Statement.

                   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:    ☐

                   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

                   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

                   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

                   Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b 2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐ Emerging growth company ☐

                   If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Ordinary shares, par value $0.001 per share	20,700,000	$23.53	$487,071,000	$60,641

(1)
Includes shares issuable upon exercise of the underwriters' option to purchase additional ordinary shares.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended on the basis of the average of the high and low prices of the Registrant's ordinary shares as reported on the New York Stock Exchange on November 24, 2017.

                   The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The securities described herein may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 27, 2017

P R O S P E C T U S

18,000,000 Shares

Venator Materials PLC

Ordinary Shares

              Huntsman Corporation ("Huntsman"), through its wholly-owned subsidiary Huntsman (Holdings) Netherlands B.V. (the "selling shareholder"), is selling 18,000,000 of our ordinary shares. We are not selling any ordinary shares under this prospectus and will not receive any proceeds from the sale of ordinary shares to be offered by the selling shareholder. Our ordinary shares are listed on the New York Stock Exchange ("NYSE") under the symbol "VNTR." The last reported closing sale price of our ordinary shares on November 24, 2017 was $23.28 per share.

              Huntsman controls and, following this offering, will continue to control a majority of the voting power of our ordinary shares. As a result, we are a "controlled company" within the meaning of the NYSE listing standards. See "Management—Status as a Controlled Company" and "Security Ownership of Management and Selling Shareholders."

              Investing in the ordinary shares involves risks that are described in the "Risk Factors" section beginning on page 18 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to the selling shareholder	$	$
(1)
See "Underwriting" section beginning on page 194 of this prospectus for additional information regarding total underwriter compensation.

              The underwriters may also exercise their option to purchase up to an additional 2,700,000 ordinary shares from the selling shareholder at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

              Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

              The shares will be ready for delivery on or about                        , 2017.

BofA Merrill Lynch	Citigroup	Goldman Sachs & Co. LLC	J.P. Morgan

The date of this prospectus is                    , 2017.

i

ABOUT THIS PROSPECTUS

              You should rely only on the information contained in this prospectus, any free writing prospectus prepared by us or on our behalf and the information to which we have referred you. Neither we, nor the selling shareholder, nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus and any free writing prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The selling shareholder and the underwriters are offering to sell ordinary shares and seeking offers to buy ordinary shares only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ordinary shares. Our business, financial condition, results of operations and prospects may have changed since that date. We will update this prospectus only as required by law, including with respect to any material change affecting us or our business prior to the completion of this offering. Except when the context otherwise requires or where otherwise indicated, (i) the information included in this prospectus assumes that the underwriters will not exercise their option to purchase additional ordinary shares and (ii) the description of our business included in this prospectus assumes our Pori facility is operating at the same capacity and operational levels as it was prior to the fire. Our Pori facility comprised 17% of our total TiO2 annual nameplate production capacity prior to the fire. On January 30, 2017, our TiO2 manufacturing facility in Pori, Finland experienced fire damage and we continue to repair the facility. Please see for more information "Prospectus Summary—Recent Developments—Pori Fire."

              This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. See "Risk Factors" and "Forward-Looking Statements."

COMMONLY USED DEFINED TERMS

              Except when the context otherwise requires or where otherwise indicated, (1) all references to "Venator," the "Company," "we," "us" and "our" refer to Venator Materials PLC and its subsidiaries, or, as the context requires, the historical Pigments and Additives business of Huntsman, (2) all references to "Huntsman" refer to Huntsman Corporation, our controlling shareholder, and its subsidiaries, (3) all references to the "Titanium Dioxide" segment or business refer to the titanium dioxide ("TiO2") business of Venator, or, as the context requires, the historical Pigments and Additives segment of Huntsman and the related operations and assets, liabilities and obligations, which we have assumed, (4) all references to the "Performance Additives" segment or business refer to the functional additives, color pigments, timber treatment and water treatment businesses of Venator, or, as the context requires, the Pigments and Additives segment of Huntsman and the related operations and assets, liabilities and obligations, which we have assumed, (5) all references to "other businesses" refer to certain businesses that Huntsman retained in connection with the separation and that are reported as discontinued operations in our condensed consolidated and combined financial statements, (6) all references to "Huntsman International" refer to Huntsman International LLC, a wholly-owned subsidiary of Huntsman and the entity through which Huntsman operates all of its businesses, (7) all references to the "selling shareholder" refer to Huntsman (Holdings) Netherlands B.V., a wholly-owned subsidiary of Huntsman and the entity through which Huntsman is selling our ordinary shares in this offering, (8) we refer to the internal reorganization prior to our initial public offering (our "IPO"), the separation transactions initiated to separate the Venator business from Huntsman's other businesses, including the entry into and effectiveness of the separation agreement and ancillary agreements, and the Senior Credit Facilities (as defined below) and Senior Notes (as defined below), including the use of the net proceeds of the Senior Credit Facilities and the Senior Notes, which were used to repay intercompany debt we owed to Huntsman and to pay related fees and expenses, as the "separation"

ii

and (9) the "Rockwood acquisition" refers to Huntsman's acquisition of the performance and additives and TiO2 businesses of Rockwood Holdings, Inc. ("Rockwood") completed on October 1, 2014.

FINANCIAL STATEMENT PRESENTATION

              Prior to the separation, our operations were included in Huntsman's financial results in different legal forms, including but not limited to: (1) wholly-owned subsidiaries for which the Titanium Dioxide and Performance Additives businesses were the sole businesses; (2) legal entities which are comprised of other businesses and include the Titanium Dioxide and/or Performance Additives businesses; and (3) variable interest entities in which the Titanium Dioxide and Performance Additives businesses are the primary beneficiaries. The unaudited condensed consolidated and combined financial statements include all revenues, costs, assets, liabilities and cash flows directly attributable to us. The unaudited condensed consolidated and combined financial statements also include allocations of direct and indirect corporate expenses through the date of the separation, which are based upon an allocation method that in the opinion of management is reasonable. Because the historical condensed consolidated and combined financial information for the periods indicated reflect the combination of these legal entities under common control, the historical condensed consolidated and consolidated financial information includes the results of operations of other businesses that are not a part of our operations after the separation. We report the results of those other businesses as discontinued operations. Please see note "3. Discontinued Operations" to our unaudited condensed consolidated and combined financial statements and note "26. Discontinued Operations" to our combined financial statements.

TRADEMARKS AND TRADE NAMES

              We own or have rights to various trademarks, service marks and trade names in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties' trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply, any relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

INDUSTRY AND MARKET DATA

              The market data and certain other statistical information used in this prospectus includes industry data and forecasts that are based on independent industry publications such as (i) TiO2 Pigment Price Forecast to 2020, Q1/Q2/Q3 2017 and Q4 2016, (ii) TiO2 Pigment Supply/Demand Q2/Q3/Q4 2016 and Q1/Q2 2017, (iii) Global TiO2 Pigment Producers—Comparative Cost & Profitability Study 2016, (iv) Feedstock Price Forecast Q1/Q2/Q3 2017 and Q4 2016 and (v) TiO2 Market Insight, August and September 2017, each published by TZ Mineral International Pty Ltd., an independent consulting company that reports market data for the chemicals sector ("TZMI"), as well as government publications and other published independent sources. Some data is also based on our good faith estimates. The industry in which we operate is subject to a high degree of uncertainty and risks and such data and risks are subject to change, including those discussed under "Risk Factors" and "Forward-Looking Statements." These and other factors could cause results to differ materially from those expressed in these publications.

OUR SEPARATION FROM HUNTSMAN CORPORATION

              Prior to our IPO, Huntsman and its subsidiaries completed an internal reorganization to effect the separation. Following our IPO, we are a stand-alone public company and Huntsman, through the selling shareholder, is currently our controlling shareholder. See "Summary—Recent Developments", "Certain Relationships and Related Party Transactions—Arrangements Between Huntsman and Our Company" and our financial statements and the notes thereto included elsewhere in this prospectus.

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 PROSPECTUS SUMMARY

              This summary highlights information contained in this prospectus and provides an overview of our company, our separation from Huntsman and the offering by the selling shareholder of our ordinary shares. You should read this entire prospectus carefully, including the risks discussed under "Risk Factors," our audited and unaudited historical combined financial statements and the notes thereto included elsewhere in this prospectus. Some of the statements in this summary constitute forward-looking statements. See "Forward-Looking Statements."

Overview

              We are a leading global manufacturer and marketer of chemical products that improve the quality of life for downstream consumers and promote a sustainable future. Our products comprise a broad range of innovative chemicals and formulations that bring color and vibrancy to buildings, protect and extend product life, and reduce energy consumption. We market our products globally to a diversified group of industrial customers through two segments: Titanium Dioxide, which consists of our TiO2 business, and Performance Additives, which consists of our functional additives, color pigments, timber treatment and water treatment businesses. We are a leading global producer in many of our key product lines, including TiO2, color pigments and functional additives, a leading North American producer of timber treatment products and a leading European producer of water treatment products. We operate 27 facilities, employ approximately 4,500 associates worldwide and sell our products in more than 110 countries. For the twelve months ended September 30, 2017, we had total revenues of $2,172 million.

              We operate in a variety of end markets, including industrial and architectural coatings, construction materials, plastics, paper, printing inks, pharmaceuticals, food, cosmetics, fibers and films and personal care. Within these end markets, our products serve approximately 6,900 customers globally. Our production capabilities allow us to manufacture a broad range of functional TiO2 products as well as specialty TiO2 products that provide critical performance for our customers and sell at a premium for certain end-use applications. Our color pigments, functional additives and timber treatment products provide essential properties for our customers' end-use applications by enhancing the color and appearance of construction materials and delivering performance benefits in other applications such as corrosion and fade resistance, water repellence and flame suppression. We believe that our global footprint and broad product offerings differentiate us from our competitors and allow us to better meet our customers' needs.

              Our Titanium Dioxide and Performance Additives segments have been transformed in recent years and we have established ourselves as a market leader in each of the industries in which we operate. We invested approximately $1.3 billion in our Titanium Dioxide and Performance Additives segments from January 1, 2014 to September 30, 2017 on acquisitions, restructuring and integration. We continue to implement additional business improvements within our Titanium Dioxide and Performance Additives businesses, which we refer to as our business improvement program. Please read "—Recent Developments—Business Improvement Program." As a result of these efforts, we believe we are well-positioned to capitalize on the continued strength of the TiO2 market and related growth opportunities.

              The table below summarizes the key products, end markets and applications, representative customers, revenues and sales information by segment as of September 30, 2017.

Titanium Dioxide	Performance Additives
Product Groups	Titanium dioxide (TiO_2)	Iron Oxide, Complex Inorganic Colored Pigments, Metal Carboxylate Driers, Ultra Marine Blue, Barium Sulfate, Zinc Sulfide, Timber Treatment and Water Treatment chemicals.
End Markets and Applications	Coatings, Plastics, Paper, Printing Inks, Fibers and Films, Pharmaceuticals, Food, Cosmetics, Agriculture and Water Purification	Coatings, Plastics, Concrete Block, Roof Tiles, Cosmetics, Pharmaceuticals, Personal Care, Timber Treatment (Decking, Fencing and Fire Retardant Treated Wood) and Water Purification.
Representative Customers	A. Schulman, AkzoNobel, Ampacet, BASF, Clariant, Flint, PPG, PolyOne, Sherwin-Williams and Sun Chemical	AkzoNobel, BASF, CRH, Koppers, Lonza Group, PPG, Sakai Chemical Industry Co., Sherwin-Williams and Solvay
LTM Revenue (as of 9/30/17)	$1,574 million	$598 million

Sales by Geography

US/Canada 17%
Asia Pacific 22%
Rest of World 14%
Europe 47%

Asia Pacific 16%
US/Canada 49%
Europe 32%
Rest of World 3%

Sales by End Markets

Agriculture & Water 2%
Other 0%
Personal Care, Food, Pharmaceuticals & Active Materials 6%
Fibres & films 8%
Architectural coatings 28%
Inks 7%
Industrial coatings 15%
Plastics 33%
Construction 1%

Fibres & films 3%
Agriculture & Water 5%
Other 3%
Personal Care, Food, Pharmaceuticals & Active Materials 6%
Architectural coatings 15%
Inks 0%
Industrial coatings 10%
Plastics 15%
Construction 43%

Our Business

              We manufacture TiO2, functional additives, color pigments, timber treatment and water treatment products. Our broad product range, coupled with our ability to develop and supply specialized products into technically exacting end-use applications, has positioned us as a leader in the markets we serve. In 2014, Huntsman acquired the performance additives and TiO2 businesses of Rockwood, broadening our specialty TiO2 product offerings and adding significant scale and capacity to our TiO2 facilities. The Rockwood acquisition positioned us as a leader in the specialty and differentiated TiO2 industry segments, which includes products that sell at a premium and have more stable margins. The Rockwood acquisition also provided us with complementary functional additives, color pigments, timber treatment and water treatment businesses. We have 27 manufacturing facilities operating in 10 countries with a total nameplate production capacity of approximately 1.3 million metric tons per year. We operate eight TiO2 manufacturing facilities in Europe, North America and Asia and 19 color pigments, functional additives, water treatment and timber treatment manufacturing and processing facilities in Europe, North America, Asia and Australia. For the twelve months ended September 30, 2017, our revenues were $2,172 million. We believe further improvements in TiO2 margins should result in increased profitability and cash flow generation.

    Titanium Dioxide Segment

              TiO2 is derived from titanium-bearing ores and is a white inert pigment that provides whiteness, opacity and brightness to thousands of everyday items, including coatings, plastics, paper, printing inks, fibers, food and personal care products. We are one of the six major producers of TiO2 that collectively account for approximately 60% of global TiO2 production capacity according to TZMI. Producers of the remaining 40% are primarily single-plant producers that focus on regional sales. We are among the three largest global TiO2 producers, with nameplate production capacity of approximately 782,000 metric tons per year, accounting for approximately 11% of global TiO2 production capacity. We are able to manufacture a broad range of TiO2 products from functional to specialty. Our specialty products generally sell at a premium into specialized applications such as fibers, catalysts, food, pharmaceuticals and cosmetics. Our production capabilities are distinguished from some of our competitors because of our ability to manufacture TiO2 using both sulfate and chloride manufacturing processes, which gives us the flexibility to tailor our products to meet our customers' needs. By operating both sulfate and chloride processes, we also have the ability to use a wide range of titanium feedstocks, which enhances the competitiveness of our manufacturing operations, by providing flexibility in the selection of raw materials. This helps insulate us from price fluctuations for any particular feedstock and allows us to manage our raw material costs.

    Performance Additives Segment

              Functional Additives.    Functional additives are barium and zinc based inorganic chemicals used to make colors more brilliant, coatings shine, plastic more stable and protect products from fading. We believe we are the leading global manufacturer of zinc and barium functional additives. The demand dynamics of functional additives are closely aligned with those of functional TiO2 given the overlap in applications served, including coatings and plastics.

              Color Pigments.    We are a leading global producer of colored inorganic pigments for the construction, coating, plastics and specialty markets. We are one of three global leaders in the manufacture and processing of liquid, powder and granulated forms of iron oxide color pigments. We also sell natural and synthetic inorganic pigments and metal carboxylate driers. The cost effectiveness, weather resistance, chemical and thermal stability and coloring strength of iron oxide make it an ideal colorant for construction materials, such as concrete, brick and roof tile, and for coatings and plastics. We produce a wide range of color pigments and are the world's second largest manufacturer of technical grade ultramarine blue pigments, which have a unique blue shade and are widely used to correct colors, giving them a desirable clean, blue undertone. These attributes have resulted in ultramarine blue being used world-wide for polymeric applications such as construction plastics, food packaging, automotive polymers, consumer plastics, coatings and cosmetics.

              Timber Treatment and Water Treatment.    We manufacture wood protection chemicals used primarily in residential and commercial applications to prolong the service life of wood through protection from decay and fungal or insect attack. Wood that has been treated with our products is sold to consumers through major branded retail outlets. We also manufacture water treatment chemicals that are used to improve water purity in industrial, commercial and municipal applications. Our key markets for water treatment chemicals are municipal and industrial waste water treatment and the paper industry.

Industry Overview and Market Outlook

              Global TiO2 sales in 2016 were approximately 6.0 million metric tons, generating approximately $12.6 billion in industry-wide revenues based on data provided by TZMI. TZMI forecasts that 2017 global TiO2 sales will increase to 6.1 million metric tons, generating approximately $16 billion in industry-wide revenues. The global TiO2 market is highly competitive, and competition is based primarily on product price, quality and technical service. We face competition from producers using the chloride process as well as those using the sulfate process. Due to the ease of transporting TiO2, there is also competition between producers with facilities in different geographies. Over the last decade, there has been substantial growth in TiO2 demand in emerging economies, notably Asia. The growing demand in Asia has consumed the majority of Chinese production. We operate primarily in markets where our product quality and service are valued or preferred by our customers and differentiate us from Chinese TiO2 competitors. Cost advantages are typically driven by the scale of the plant, type of feedstock, source of energy and cost of local labor. We are generally able to reduce production costs by finding innovative solutions to convert the by-products arising from our sulfate process into value-adding co-products. Today, approximately 60% of all by-products of our sulfate processes are sold as co-products, and we are one of the largest producers of sulfate co-products in the world, including gypsum, copperas and other iron salts. The profitability of a plant is not solely related to its cost structure, but also importantly to its slate of manufactured products. We believe our differentiated and specialty products, along with our ability to profitably commercialize the associated co-products, enhance our plants' overall efficiency and resulting profitability. With our competitive cost structure, and our slate of differentiated and specialty products, we believe we are well positioned to compete in a cyclical market.

              The primary raw materials that are used to produce TiO2 are various types of titanium feedstock, which include ilmenite, rutile, titanium slag (chloride slag and sulfate slag) and synthetic rutile. According to TZMI, the world market for titanium-bearing ores has a diverse range of suppliers with the four largest accounting for approximately 40% of global supply. The majority of the titanium-bearing ores market is transacted on short-term contracts, or longer-term volume contracts with market-based pricing re-negotiated several times per year. This form of market-based ore contract provides flexibility and responsiveness in terms of pricing and quantity obligations.

              Historically, the market for large volume TiO2 applications, including coatings, paper and plastics, has experienced alternating periods of tight supply, causing prices and margins to increase, followed by periods of lower capacity utilization, resulting in declining prices and margins. The volatility this market experiences occurs as a result of significant changes in the demand for products as a consequence of global economic activity and changes in customers' requirements. The supply-demand balance is also impacted by capacity additions or reductions that result in changes of utilization rates. In addition, TiO2 margins are impacted by significant changes in major input costs such as energy and feedstock.

              Profitability for TiO2 previously reached a peak in 2011, with significantly higher prices than our current TiO2 prices. Following the peak, utilization rates dropped in 2012 as demand fell due to weaker economic conditions, industry de-stocking and the addition of new TiO2 capacity. There was an associated decline in prices and margins. Over the following three years, demand recovered slowly; however, this modest demand improvement did not result in any significant increase in operating rates, and TiO2 prices consequently declined throughout the period. After reaching a trough in the first quarter of 2016, supply/demand fundamentals began improving in 2016 primarily due to strong global demand growth and some capacity rationalizations, including Chinese environmental reform, which has constrained Chinese TiO2 production. Though the TiO2 market has improved significantly, TiO2 prices remain below the most recent historically high average prices in 2011 and 2012. If the prices further increase, coupled with our expected additional savings through our business improvement program, we expect our TiO2 margins to further increase. With approximately 72% of our revenue during the twelve months ended September 30, 2017 being derived from TiO2 sales, we believe further improvements in TiO2 margins should result in increased profitability and cash flow generation.

              We estimate that the global demand for iron oxide pigments was approximately 1.3 million metric tons for 2016. Approximately 45% of this demand was generated from Asia, with Europe representing approximately 23% of demand and North America representing approximately 21% of demand. The construction industry consumes approximately 45% of colored iron oxide pigments, where the products are used for the coloring of manufactured concrete products such as paving tiles and precast roof tiles as well as for coloring cast in place concrete such as ready-mix, stucco and mortar. Industrial and architectural coatings represent the second largest segment for iron oxides (approximately 30% of total demand), where these pigments bring color, opacity and fade resistance to a variety of solvent and water-borne coating systems. Growth in the demand for iron oxide pigments is therefore closely linked to demand in the construction and coatings industries.

              We sell more than 90% of our functional additives products into coatings and plastics end markets. The demand dynamics for functional additives are therefore similar to those of TiO2. Over the last five years, there has been strong growth in demand for functional additives in specific applications such as white biaxially-oriented polyethylene terephthalate ("BOPET") films. Final applications of these films include flat panel displays for televisions, labels and medical diagnostic devices. The demand for ultramarine blue pigments is primarily driven by the plastics industry, with approximately two-thirds of all ultramarine pigments used as colorants in polymeric materials such as packaging, automotive components and consumer plastics.

Our Competitive Strengths

              We are committed to continued value creation for our customers and shareholders by focusing on our competitive strengths, including the following:

  •
  Well-Positioned to Capitalize on Strength of TiO2 Market and Growth Opportunities.  We believe that our Titanium Dioxide segment is well-positioned to take advantage of improvements in the TiO2 industry cycle. TZMI estimates that global TiO2 demand grew by approximately 8% in 2016 and forecasts growth of approximately 2% in 2017. TZMI further estimates that production capacity grew by approximately 1% in 2016 and forecasts growth of approximately 2% in 2017. We expect a favorable supply/demand balance will further promote an environment favorable for TiO2 price increases. We realized approximately $300 per metric ton improvement in pricing over the course of 2016. TZMI estimates that the market price of global high quality TiO2 will grow by more than $600 per metric ton, the equivalent of more than 26%, from December 31, 2016 through the first quarter of 2018. We announced price increases for each of the first three quarters of 2017: $160 per metric ton in the first quarter, $250 per metric ton in the second quarter and $250 per metric ton in the third quarter. Additionally, we are seeking price increases of up to $180 per metric ton in the fourth quarter with regional variations. With approximately 782,000 metric tons of annual nameplate production capacity, we believe that we are well-positioned to capitalize on recovering TiO2 demand and prices. According to TZMI, most North American and European plants are currently running at full operating rates with long delivery lead times. If prices continue to increase in and beyond 2017, and additional savings through our business improvement program are delivered, TiO2 margins are expected to increase. Additionally, with specialty and differentiated products accounting for approximately half of our 2016 TiO2 sales, we believe we can benefit from our attractive market positioning throughout the cycle.

  •
  Successful Implementation of Business Transformations.  We have a strong track record of successfully implementing business transformations and have been optimizing our Titanium Dioxide and Performance Additives segments for the past several years. We invested approximately $1.3 billion from January 1, 2014 to September 30, 2017 on acquisitions, restructuring and integration. With these projects, we have positioned ourselves to take advantage of increased demand and product prices during the industry's business cycle. Specifically, our Rockwood acquisition and subsequent integration and restructuring provided us the ability to (i) target more specialty and differentiated end markets that yield higher and more stable margins and (ii) deliver more than $200 million of annual cost synergies in the year ended December 31, 2016 relative to the year ended December 31, 2014 pro forma for the acquisition of Rockwood. We believe our investment in restructuring and acquisitions has materially improved our competitive position and operational profile relative to our competitors, which has positioned us to capitalize on growth opportunities. We are currently implementing additional business improvements within our Titanium Dioxide and Performance Additives businesses, which we expect to be completed by the end of 2018. See "Risk Factors—Risks Related to Our Business—If we are unable to successfully implement our cost reduction program and related strategic initiatives, we may not realize the benefits we anticipate from such programs or may incur additional and/or unexpected costs in order to realize them."

  •
  Global Producer with Leading Market Positions.  We are a leading global producer in many of our key product lines. We are one of the six major producers of TiO2, and we are among the three largest TiO2 producers, with nameplate production capacity of approximately 782,000 metric tons per year, accounting for approximately 11% of global TiO2 production capacity. We believe we are the leader in the specialty TiO2 industry segment, which includes products that sell at a premium and have more stable margins. We believe we are the TiO2 market leader in the fibers and films, cosmetics and food end markets, and are at the forefront of innovation in these applications, with an exciting pipeline of new products and developments that we believe will further enhance our competitive position. We have a leading position in differentiated markets, including performance plastics and printing inks, as well as in a variety of niche market segments where innovation and specialization are high. We believe the differentiation of our products allows us to generate greater growth prospects and stronger customer relationships.

  We believe we are the leading global manufacturer of zinc and barium functional additives, including the only producer of zinc sulfide and the largest global supplier of synthetic barium sulfate, with nameplate capacity to produce 100,000 metric tons of functional additives per year. We are a leading global producer of colored inorganic pigments for the construction materials, coating, plastics and specialty markets. We are one of three global leaders in the manufacture and processing of liquid, powder and granulated forms of iron oxide color pigments, producing approximately 95,000 metric tons per year. We also sell natural and synthetic inorganic pigments and metal carboxylate driers, and are the world's second largest manufacturer of technical grade ultramarine blue pigments.

  •
  High Degree of Diversification Across End Markets, Geographies and Customers.  We operate a highly diversified, global business serving a variety of end markets, which provides us with the balance to help withstand weakness in any particular market segment. We have total nameplate production capacity of approximately 1.3 million metric tons per year through 27 manufacturing facilities operating in 10 countries around the world, which allows us to service the needs of both local and global customers. We have exposure to more than 10 end markets, including architectural coatings, industrial coatings, construction materials, plastics, paper, printing inks, fibers and films, pharmaceuticals, food, cosmetics, wood protection and water purification.

    While our customers include some of the most recognizable names in their respective industries, during the year ended December 31, 2016, no single customer accounted for more than 10% of our Titanium Dioxide segment revenues or more than 10% of our Performance Additives segment revenues. We have exposure to both emerging and mature markets, and we believe our geographic mix positions us to take advantage of significant growth opportunities.

  •
  Broad Manufacturing Network Enhances Relationships with Global Customers.  We maintain a global manufacturing and distribution network that enables us to serve customers worldwide in a timely and efficient manner. Our Titanium Dioxide segment operates eight TiO2 manufacturing facilities in Europe, North America and Asia and our Performance Additives segment operates 19 color pigments, functional additives, water treatment and timber treatment manufacturing and processing facilities in Europe, North America, Asia and Australia. The location of our facilities allows us to be closer to our customers, which enables us to service our customers with greater speed, while reducing tariffs and transportation costs and increasing our cost competitiveness. Approximately 85% of our TiO2 sales are made directly to customers through our own global sales and technical services network, enabling us to work directly with our customers.

  •
  Product Innovation and Technical Services to Grow Our Business.  We maintain a vibrant pipeline of new product developments that are closely aligned with the needs of our customers. Approximately 7% of our 2016 revenues generated by TiO2 originate from products launched in the last five years. In the specialty markets, which have demanding requirements, more than 20% of our revenues are generated from products commercialized in the last five years. We believe that our technical expertise and knowledge of our customers' applications is a source of significant competitive advantage, particularly in specialty applications. We also believe that our business is recognized by customers as the leading innovator in many applications. Our innovations pipeline is focused on differentiated and more specialized product offerings for printing inks, industrial coatings, performance plastics, cosmetics, food and fibers. Although TiO2 is primarily known for its opacifying properties, our expertise has also enabled us to unlock additional functionality from the TiO2 crystal and our teams are at the leading edge of innovations in ultraviolet ("UV") absorption technology, solar reflectance and catalytic applications. As an example, our UV technology is critical to the development of sunscreens, and our catalyst technology has enabled us to produce TiO2 particles that strip pollutants from exhaust gases and help to remove nitrogen and sulfur contaminants from refinery process streams.

  •
  Strong Management Team Driving Results.  We have a strong executive management team that combines deep industry experience with proven leadership. Simon Turner, our President and Chief Executive Officer, previously served as President of the Pigments & Additives segment of Huntsman. He has been employed in the Pigments division for more than 25 years and his wealth of experience brings an immediate, demonstrated track record of success to Venator. Mr. Turner led the successful transformation of our business during the industry's recovery cycle and the successful integration of our Rockwood acquisition, providing us the ability to (i) target more specialty and differentiated end markets that yield higher and more stable margins and (ii) deliver more than $200 million of annual cost synergies in the year ended December 31, 2016 relative to the year ended December 31, 2014 pro forma for the acquisition of Rockwood.

    Kurt Ogden, our Senior Vice President and Chief Financial Officer, previously served as Huntsman's Vice President, Investor Relations and Finance, Russ Stolle, our Senior Vice President, General Counsel and Chief Compliance Officer, previously served as Huntsman's Senior Vice President and Deputy General Counsel and Mahomed Maiter, our Senior Vice President, White Pigments, previously served as Huntsman's Vice President, Revenue/Global Sales and Marketing. Together, they bring more than 75 years of experience in the chemicals industry, strong relationships with financial market participants and a history of success as part of Huntsman's senior management team.

Our Business Strategies

              We intend to leverage our strengths to accelerate growth and improve profitability by implementing the following strategies:

  •
  Focus on Cash Flow Generation and Solid Balance Sheet.  We intend to focus on cash flow generation by optimizing our cost structure, working capital and capital allocation, including capital expenditures.

  We invested approximately $1.3 billion from January 1, 2014 to September 30, 2017 on acquisitions, restructuring and integration. These restructuring and integration initiatives were substantially completed by the end of 2016. We believe we are now well positioned to reap the benefits of these initiatives. In addition, we are currently implementing additional business improvements within our Titanium Dioxide and Performance Additives businesses, which we expect to be completed by the end of 2018. If successfully implemented, we expect these plans to result in increased Adjusted EBITDA from general cost reductions, volume growth (primarily via the launch of new products) and further optimization of our manufacturing network including the closure of certain facilities.

  We intend to continue to focus on managing fixed costs, increasing productivity and optimizing our manufacturing footprint in each of our segments. We have a moderate amount of leverage and did not assume any environmental or legal liabilities from Huntsman in connection with our IPO and the separation which are not directly related to our Titanium Dioxide and Performance Additives businesses. If the TiO2 industry cycle continues to improve and we succeed in realizing our identified business improvements, we expect to generate higher Adjusted EBITDA and cash flow and improve our leverage ratios and strengthen our balance sheet.

  •
  Continue to Drive Operational Excellence and Efficiency Using Innovative and Sustainable Practices. We intend to pursue profitable growth for our shareholders and operational excellence and efficiency for our customers while continuing our commitment to safety, sustainability and innovation. We plan to continue to improve our operational efficiency by moderating our capacity and managing our cash and working capital demands. We have effectively restructured our facilities to adapt to market dynamics and maximize asset efficiency, closed plants as necessary to adjust for changing demand and expanded into new geographies when growth opportunities arose. We continue to exceed industry standards for sustainable practices and are committed to continuing our focus on environmentally conscious efforts, which is critical to our future success and vision.

  In our Titanium Dioxide segment, we have developed an asset portfolio that positions us as one of the leading differentiated TiO2 producers in the world, with the ability to flexibly meet customers' demands for both sulfate and chloride TiO2. This has allowed us to reduce our exposure to more commoditized TiO2 applications, while growing our position in the higher value differentiated applications where there is a greater need for technical expertise and client service. We have positioned ourselves to benefit from improving market demand and prices, and we intend to continue to evaluate industry dynamics to ensure that our strategic position remains flexible and adaptable. We believe our specialty business (inclusive of our Pori facility that is under reconstruction) is three times larger than that of our next closest competitor.

    In our Performance Additives segment, we have reviewed and rationalized our asset and product portfolio to position us as a competitive, high quality additives supplier into construction materials, coatings and plastics end-use applications. We continue to optimize our global manufacturing network to reduce operational costs and improve service. We have strong positions in barium and zinc products, ultramarine blue, iron oxides and timber treatment. Our customers value our ability to tailor colors and products to meet their exacting specifications.

    Through the restructuring and integration of the Rockwood businesses, including work force reductions, variable and fixed cost optimization and facility closures, we delivered more than $200 million of annual cost synergies in the year ended December 31, 2016 relative to the year ended December 31, 2014 pro forma for the acquisition of Rockwood and we intend to continue to seek opportunities to further optimize our business.

  •
  Leverage Leadership and Innovation to Drive Growth.  We plan to leverage management's experience in prior business optimization, restructuring and integration to continue creating leaner business segments to effectively manage costs and drive profitability. We have experienced success in recent cost management programs and plan to continue careful oversight of our cost structure and revenue selections in order to further growth.

  We continue to focus on using our industry leading technology, innovation and sustainability practices to develop differentiated cutting edge products that meet the needs of our global customers.

  In addition, we benefit from our technical expertise and our ability to provide end-to-end solutions to our customers. We provide our customers with a range of support that includes guidance on the selection of the appropriate products, advice on regulatory aspects and recommendations on the testing of products in final applications. We plan to continue to leverage our technical expertise and knowledge in order to provide an optimal customer platform that is conducive to future growth.

Our Relationship with Huntsman

              Following our IPO, we are a stand-alone public company and Huntsman, through the selling shareholder, is our controlling shareholder. Upon the completion of this offering, we expect that Huntsman will continue to be our controlling shareholder, owning 58.5% of our outstanding ordinary shares, or 56.0% if the underwriters exercise their option to purchase additional ordinary shares in full. Huntsman advises us that it intends to continue to monetize its retained ownership stake in Venator. Subject to prevailing market and other conditions (including the terms of Huntsman's lock-up agreement), this future monetization may be effected in additional follow-on capital market transactions or block transactions that permit an orderly distribution of Huntsman's retained shares.

Recent Developments

Initial Public Offering and the Separation

              On August 8, 2017, we completed our IPO through the sale of 26,105,000 ordinary shares, par value $0.001 per share (the "ordinary shares"), which included 3,405,000 ordinary shares issued upon the exercise in full by the underwriters of their option to purchase additional shares, at a public offering price of $20.00 per share. All of the ordinary shares were sold by Huntsman and we did not receive any proceeds from the offering. In conjunction with our IPO, we assumed the Titanium Dioxide and Performance Additives businesses of Huntsman and the related assets, liabilities and obligations and operations and entered into the separation agreement to effect the separation of this business from Huntsman. Prior to our IPO, we were a wholly-owned subsidiary of Huntsman. Our ordinary shares began trading August 3, 2017 on the NYSE under the symbol "VNTR." Following our IPO, Huntsman owns approximately 75% of our outstanding ordinary shares.

              In connection with our IPO and the separation, we and Huntsman entered into certain agreements that allocated between us the various assets, employees, liabilities and obligations that were previously part of Huntsman and that govern various interim and ongoing relationships between the parties.

Senior Credit Facilities and Senior Notes

              On August 8, 2017, in connection with our IPO and the separation, we entered into new financing arrangements and incurred new debt, including borrowings of $375 million under a new senior secured term loan facility with a maturity of seven years (the "term loan facility"). In addition to the term loan facility, we entered into a $300 million asset-based revolving lending facility with a maturity of five years (the "ABL facility" and, together with the term loan facility, the "Senior Credit Facilities"). On July 14, 2017, in connection with our IPO and the separation, our subsidiaries Venator Finance S.à.r.l. and Venator Materials LLC (the "Issuers"), issued $375 million in aggregate principal amount of 5.75% Senior Notes due 2025 (the "Senior Notes"). Promptly following consummation of the separation transactions to separate us from Huntsman, the proceeds of the Senior Notes were released from escrow and we used the net proceeds of the Senior Notes and borrowings under the term loan facility to repay approximately $732 million of net intercompany debt owed to Huntsman and to pay related fees and expenses of approximately $18 million.

Pori Fire

              On January 30, 2017, our TiO2 manufacturing facility in Pori, Finland experienced fire damage and we continue to repair the facility. Prior to the fire, 60% of the site capacity produced specialty products which, on average, contributed greater than 75% of the site EBITDA from January 1, 2015 through January 30, 2017. The Pori facility had a nameplate capacity of up to 130,000 metric tons per year, which represented approximately 17% of our total TiO2 capacity and approximately 2% of total global TiO2 demand. We are currently operating at 20% of total prior capacity but producing only specialty products, and we currently intend to restore manufacturing of the balance of these more profitable specialty products by the fourth quarter of 2018. The remaining 40% of site capacity is more commoditized and we will determine if and when to rebuild this commoditized capacity depending on market conditions, costs and projected long term returns relative to our other investment opportunities.

              We have recorded a loss of $31 million for the write-off of fixed assets and lost inventory in other operating income, net in our condensed consolidated and combined statements of operations for the nine months ending September 30, 2017. In addition, we recorded a loss of $18 million of costs for cleanup of the facility in other operating income, net through September 30, 2017. The site is insured for property damage as well as business interruption losses subject to retained deductibles of $15 million and 60 days, respectively, with an aggregate limit of $500 million. Due to prevailing strong market conditions, our TiO2 selling prices continue to improve and our business is benefitting from the resulting improved profitability and cash flows. This also has the effect of increasing our total anticipated business interruption losses from the Pori site. We currently believe the combination of increased TiO2 profitability and recently estimated reconstruction costs will result in combined business interruption losses and reconstruction costs in excess of our $500 million aggregate insurance limit. We currently expect to contain these over-the-limit costs within $100 million to $150 million, and to account for them as capital expenditures and fund them from cash from operations, which will decrease our liquidity in the periods those costs in excess of our insurance limits are incurred. However, these are preliminary estimates based on a number of significant assumptions, and as a result uninsured costs could exceed current estimates. Factors that could materially impact our current estimates include our actual future TiO2 profitability and related impact on our business interruption losses; the accuracy of our current property damage estimates; the actual costs and timing of our reconstruction efforts; the extent to which we rebuild the 40% of site capacity that produces commoditized products; our ability to secure government subsidies related to our reconstruction efforts; and a number of other significant market and facility-related assumptions. Please see "Risk Factors—Risks Related to our Business—Disruptions in production at our manufacturing facilities, including our Pori facility, may have a material adverse impact on our business, results of operations and/or financial condition."

              The fire at our Pori facility did not have a material impact on our 2017 third quarter operating results as losses incurred were offset by insurance proceeds. We received $141 million of non-refundable partial progress payments from our insurer through September 30, 2017 and we received an additional $112 million payment on October 9, 2017. During the first nine months of 2017, we recorded $128 million of income related to property damage and business interruption insurance recoveries in other operating income, net and cost of goods sold in our condensed consolidated and combined statements of operations to offset property damage and business interruption losses recorded during the period. We recorded $17 million as deferred income in accrued liabilities as of September 30, 2017 for insurance proceeds received for costs not yet incurred. The difference between payments received from our insurers of $141 million and the sum of income of $128 million and deferred income of $17 million is related to the foreign exchange movements of the U.S. Dollar against the Euro during the first nine months of the year.

              If we experience delays in construction or equipment procurement relative to the expected restart of the Pori facility, or we lose customers to alternative suppliers or our insurance proceeds do not timely cover our property damage and other losses, our business may be adversely impacted. See "Risk Factors—Risks Related to Our Business—Disruptions in production at our manufacturing facilities may have a material adverse impact on our business, results of operations and/or financial condition."

TiO2 Pricing

              TiO2 prices steadily improved during 2016. After reaching a trough in the first quarter of 2016, prices have increased for each of the last six quarters. We realized approximately $300 per metric ton improvement in pricing over the course of 2016. Although the TiO2 market has improved significantly, TiO2 prices remain below historically high average prices in 2011 and 2012. Management expects that global industry capacity utilization rates will continue to improve as supply and demand conditions continue to improve. TZMI estimates that global TiO2 demand grew by approximately 8% in 2016 and forecasts growth of approximately 2% in 2017. TZMI further estimates that production capacity grew by approximately 1% in 2016 and forecasts growth of approximately 2% in 2017. We expect a favorable supply/demand balance will further promote an environment favorable for TiO2 price increases. We announced price increases for each of the first three quarters of 2017: $160 per metric ton in the first quarter, $250 per metric ton in the second quarter and $250 per metric ton in the third quarter. Additionally, we are seeking price increases of up to $180 per metric ton in the fourth quarter with regional variations.

              These price increases were generally effective on the first day of the quarter or as contracts permit. We have successfully captured the majority of these increases. In the first quarter we achieved approximately one-half of the increase, in the second quarter we achieved more than three-quarters of the announced increase and in the third quarter we achieved nearly all of the announced increase. We currently expect to capture over half of the fourth quarter increase. Actual results are dependent upon regional and market conditions. The markets and industry in which we operate are cyclical and subject to competitive and economic dynamics and there can be no assurance that such price increases will be fully realized or not reversed in future periods. See "Risk Factors—Risks Related to our Business—The market for many of our TiO2 products is cyclical and volatile, and we may experience depressed market conditions for such products."

Business Improvement Program

              We continue to implement business improvements in our Titanium Dioxide and Performance Additives businesses, which we expect to be completed by the end of 2018 and continue to provide contributions to Adjusted EBITDA. Of the $60 million we previously estimated for annualized savings, we have already realized approximately $15 million of savings through the third quarter of 2017 as a result of these programs, including approximately $9 million of savings realized in the third quarter of 2017. If successfully implemented, we expect the general cost reductions and optimization of our manufacturing network to result in additional increases to our Adjusted EBITDA of approximately $45 million per year by the first quarter of 2019, with additional projected increases to Adjusted EBITDA from volume growth (primarily via the launch of new products). We currently estimate that these business improvements will require approximately $75 million of cash restructuring costs through 2020. See "Risk Factors—Risks Related to Our Business—If we are unable to successfully implement our business improvement program, we may not realize the benefits we anticipate from such program or may incur additional and/or unexpected costs in order to realize them."

Risks Affecting Our Business

              Investing in our ordinary shares involves a high degree of risk. You should carefully consider the risks described in "Risk Factors" before making a decision to invest in our ordinary shares. If any of these risks actually occur, our business, financial condition and results of operations would likely be negatively affected. In such case, the trading price of our ordinary shares would likely decline, and you may lose part or all of your investment. These risks include, but are not limited to:

  •
  Our industry is affected by global economic factors, including risks associated with volatile economic conditions.

  •
  The market for many of our TiO2 products is cyclical and volatile, and we may experience depressed market conditions for such products.

  •
  The industries in which we compete are highly competitive, and we may not be able to compete effectively with our competitors that have greater financial resources or those that are vertically integrated, which could have a material adverse effect on our business, results of operations and financial condition.

  •
  The classification of TiO2 as a Category 2 Carcinogen or higher in the European Union could decrease demand for our products and subject us to manufacturing regulations that could significantly increase our costs.

  •
  Disruptions in production at our manufacturing facilities, including our Pori facility, may have a material adverse impact on our business, results of operations and/or financial condition.

  •
  Significant price volatility or interruptions in supply of raw materials and energy may result in increased costs that we may be unable to pass on to our customers, which could reduce our profitability.

  •
  Our pension and postretirement benefit plan obligations are currently underfunded, and under certain circumstances we may have to significantly increase the level of cash funding to some or all of these plans, which would reduce the cash available for our business.

  •
  Our results of operations may be adversely affected by fluctuations in currency exchange rates and tax rates.

  •
  Our efforts to transform our business may require significant investments; if our strategies are unsuccessful, our business, results of operations and/or financial condition may be materially adversely affected.

  •
  If we are unable to successfully implement our cost reduction program and related strategic initiatives, we may not realize the benefits we anticipate from such programs or may incur additional and/or unexpected costs in order to realize them.

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  Our indebtedness is substantial and a significant portion of our indebtedness is subject to variable interest rates. Our indebtedness may make us more vulnerable to economic downturns and may limit our ability to respond to market conditions, to obtain additional financing or to refinance our debt. We may also incur more debt in the future.

  •
  We are subject to many environmental, health and safety laws and regulations that may result in unanticipated costs or liabilities, which could reduce our profitability.

  •
  Our operations involve risks that may increase our operating costs, which could reduce our profitability.

  •
  Our business is dependent on our intellectual property. If we are unable to enforce our intellectual property rights and prevent use of our intellectual property by third parties, our ability to compete may be adversely affected.

  •
  Our flexibility in managing our labor force may be adversely affected by existing or new labor and employment laws and policies in the jurisdictions in which we operate, many of which are more onerous than those of the United States; and some of our labor force has substantial workers' council or trade union participation, which creates a risk of disruption from labor disputes.

Corporate Information

              On April 28, 2017, we were incorporated under the laws of England and Wales as a public limited company. Our principal executive offices are located at Titanium House, Hanzard Drive, Wynyard Park, Stockton-On-Tees, TS22 5FD, United Kingdom. Our telephone number is +44(0) 1740 608 001. Our website address is www.venatorcorp.com. Information contained on our website is not incorporated by reference into this prospectus or the registration statement on Form S-1 of which this prospectus is a part, and you should not consider information on our website as part of this prospectus or such registration statement on Form S-1.

The Offering

Ordinary shares offered by the selling shareholder	18,000,000 shares.
20,700,000 shares if the underwriters exercise their option to purchase additional ordinary shares in full.
Ordinary shares to be outstanding immediately prior to and after this offering:	106,271,712 shares.
Ordinary shares held by Huntsman immediately prior to this offering	80,166,712 shares.
Ordinary shares to be held by Huntsman immediately after this offering	62,166,712 shares or 58.5% of outstanding shares.
59,466,712 shares or 56.0% of outstanding shares if the underwriters exercise their option to purchase additional ordinary shares in full.
Underwriters' option to purchase additional ordinary shares	The selling shareholder has granted the underwriters a 30-day option to purchase up to an additional 2,700,000 ordinary shares.
Use of proceeds

We will not receive any proceeds from the sale by the selling shareholder of our ordinary shares in this offering, including any ordinary shares offered if the underwriters exercise their option to purchase additional ordinary shares. See "Use of Proceeds."

Dividend policy	We do not intend to declare or pay any cash dividends on our ordinary shares for the foreseeable future. See "Dividend Policy."
Trading market and ticker symbol	Our ordinary shares are listed on the NYSE under the ticker symbol "VNTR."
Risk factors	You should carefully read and consider the information set forth in this prospectus before deciding to invest in our ordinary shares. See "Risk Factors."

              The number of ordinary shares that will be outstanding after this offering is based on 106,271,712 ordinary shares issued and outstanding as of September 30, 2017, which excludes ordinary shares issuable upon vesting of outstanding restricted stock units or exercise of outstanding options.

 SUMMARY HISTORICAL COMBINED FINANCIAL INFORMATION

              Set forth below is a summary of our historical combined information for the periods indicated. The historical unaudited condensed consolidated and combined financial information for the nine months ended September 30, 2017 and 2016 and the balance sheet data as of September 30, 2017 have been derived from our unaudited condensed consolidated and combined financial statements included elsewhere in this prospectus. The historical unaudited condensed combined financial data as of September 30, 2016 has been derived from our unaudited accounting records not included in this prospectus. The unaudited condensed consolidated and combined financial statements have been prepared on the same basis as our audited combined financial statements, except as stated in the related notes thereto, and include all normal recurring adjustments that, in the opinion of management, are necessary to present fairly our financial condition and results of operations for such periods. The results of operations for the nine months ended September 30, 2017 and 2016 presented below are not necessarily indicative of results for the entire fiscal year. The historical combined financial information as of December 31, 2016 and 2015 and for the fiscal years ended December 31, 2016, 2015 and 2014 has been derived from our audited combined financial statements included elsewhere in this prospectus. The historical combined financial information as of December 31, 2014 has been derived from our unaudited accounting records not included in this prospectus.

              Prior to the separation, our operations were included in Huntsman's financial results in different legal forms, including but not limited to: (1) wholly-owned subsidiaries for which the Titanium Dioxide and Performance Additives businesses were the sole businesses; (2) legal entities which were comprised of other businesses and include the Titanium Dioxide and/or Performance Additives businesses; and (3) variable interest entities in which the Titanium Dioxide and Performance Additives businesses were the primary beneficiaries. The unaudited condensed consolidated and combined financial statements include all revenues, costs, assets, liabilities and cash flows directly attributable to us. The unaudited condensed consolidated and combined financial statements also include allocations of direct and indirect corporate expenses through the date of the separation, which are based upon an allocation method that in the opinion of management is reasonable. Because the historical condensed consolidated and combined financial information for the periods indicated reflect the combination of these legal entities under common control, the historical condensed consolidated and combined financial information includes the results of operations of other Huntsman businesses that are not a part of our operations after the separation. We report the results of those other businesses as discontinued operations. Please see note "3. Discontinued Operations" to our unaudited condensed consolidated and combined financial statements and note "26. Discontinued Operations" to our combined financial statements.

              The historical consolidated and combined statements of operations also include expense allocations for certain functions and centrally-located activities performed by Huntsman through the date of the separation. These functions include executive oversight, accounting, procurement, operations, marketing, internal audit, legal, risk management, finance, tax, treasury, information technology, government relations, investor relations, public relations, financial reporting, human resources, ethics and compliance, and certain other shared services. These expense allocations do not reflect certain changes to our expenses as a result of the separation. For more information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Comparability of Our Historical Financial Results of Operations to Our Future Financial Results of Operations."

              In addition, our historical combined financial information has been derived from Huntsman's historical accounting records and is presented on a stand-alone basis as if the operations of the Titanium Dioxide, Performance Additives and other businesses had been conducted separately from Huntsman. However, the Titanium Dioxide, Performance Additives and other businesses segments did not operate as a stand-alone entity for the periods presented and, as such, the historical combined financial statements may not be indicative of the financial position, results of operations and cash flows had the Titanium Dioxide, Performance Additives and other businesses segments been a stand-alone company. See "Risks Related to Our Relationship with Huntsman—Our historical financial information may not be representative of the results we would have achieved as a stand-alone public company and may not be a reliable indicator of our future results."

              You should read the following summary financial information in conjunction with "Selected Historical Consolidated and Combined Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited combined financial statements, unaudited condensed consolidated and combined financial statements and the notes to those statements included in this prospectus.

              The financial information presented below is not necessarily indicative of our future performance or what our financial position and results of operations would have been had we operated as a stand-alone public company during all of the periods presented.

	Three Months Ended September 30,		Nine Months Ended September 30,		Year Ended December 31,
	2017	2016	2017	2016	2016	2015	2014
	(in millions)
Statement of Operations Data:
Revenues:
Titanium Dioxide	$431	$392	$1,217	$1,197	$1,554	$1,584	$1,411
Performance Additives	151	140	464	451	585	578	138

Total	$582	$532	$1,681	$1,648	$2,139	$2,162	$1,549

Income (loss) from continuing operations	$53	$(4)	$66	$(81)	$(85)	$(362)	$(171)
Balance Sheet Data (at period end):
Total assets from continuing operations(1)	$2,724	$2,609	$2,724	$2,609	$2,535	$3,205	$3,722
Total long-term liabilities from continuing operations(2)	1,157	1,337	1,157	1,337	1,231	1,359	1,447
Other Financial Data:
Segment adjusted EBITDA(3)(4):
Titanium Dioxide(5)	$127	$22	$268	$28	$61	$(8)	$62
Performance Additives(5)	15	16	57	56	69	69	14

(1)
Defined as total assets less current assets of discontinued operations and noncurrent assets of discontinued operations.

(2)
Defined as total long-term liabilities less noncurrent liabilities of discontinued operations.

(3)
We expect that our corporate and other costs will be approximately $50 million per year, consisting of $40 million of recurring selling, general and administrative costs to operate our business as a standalone public company, which is lower than expenses historically allocated to us from Huntsman, and approximately $10 million of costs that were previously embedded in the Huntsman Pigments and Additives division.

(4)
Adjusted EBITDA, as presented on a segment basis, is the measure of profit or loss reported to the chief operating decision maker for purposes of making decisions about allocating resources to each segment and assessing its performance. For further discussion of the non-GAAP financial measure Adjusted EBITDA, as well as a reconciliation of total Adjusted

  EBITDA to total net loss, its most directly comparable financial measure calculated in accordance with generally accepted accounting principles in the U.S. ("GAAP" or "U.S. GAAP"), please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations," as well as note "24. Operating Segment Information" to our combined financial statements and note "14. Operating Segment Information" to our unaudited condensed consolidated and combined financial statements.

(5)
On October 1, 2014, Huntsman completed the acquisition of the performance additives and TiO2 businesses of Rockwood. Huntsman paid $1.02 billion in cash and assumed certain unfunded pension liabilities in connection with the Rockwood acquisition and subsequently contributed these businesses to our Titanium Dioxide and Performance Additives segments.

RISK FACTORS

              You should carefully consider the information included in this prospectus, including the matters addressed under "Forward-Looking Statements," and the following risks.

              We are subject to certain risks and hazards due to the nature of the business activities we conduct. The risks discussed below, any of which could materially and adversely affect our business, financial condition, cash flows, results of operations and share price, are not the only risks we face. We may experience additional risks and uncertainties not currently known to us or, as a result of developments occurring in the future, conditions that we currently deem to be immaterial may ultimately materially and adversely affect our business, financial condition, cash flows, results of operations and share price.

Risks Related to Our Business

Our industry is affected by global economic factors, including risks associated with volatile economic conditions.

              Our financial results are substantially dependent on overall economic conditions in the U.S., Europe and Asia. Declining economic conditions in all or any of these locations—or negative perceptions about economic conditions—could result in a substantial decrease in demand for our products and could adversely affect our business. The timing and extent of any changes to currently prevailing market conditions is uncertain, and supply and demand may be unbalanced at any time. Uncertain economic conditions and market instability make it particularly difficult for us to forecast demand trends. As a consequence, we may not be able to accurately predict future economic conditions or the effect of such conditions on our financial condition or results of operations. We can give no assurances as to the timing, extent or duration of the current or future economic cycles impacting the industries in which we operate.

              In addition, a large portion of our revenue and profitability is largely dependent on the TiO2 industry. TiO2 is used in many "quality of life" products for which demand historically has been linked to global, regional and local gross domestic product ("GDP") and discretionary spending, which can be negatively impacted by regional and world events or economic conditions. Such events are likely to cause a decrease in demand for our products and, as a result, may have an adverse effect on our results of operations and financial condition. The future profitability of our operations, and cash flows generated by those operations, will also be affected by the available supply of our products in the market.

The market for many of our TiO2 products is cyclical and volatile, and we may experience depressed market conditions for such products.

              Historically, the market for large volume TiO2 applications, including coatings, paper and plastics, has experienced alternating periods of tight supply, causing prices and margins to increase, followed by periods of lower capacity utilization resulting in declining prices and margins. The volatility this market experiences occurs as a result of significant changes in the demand for products as a consequence of global economic activity and changes in customers' requirements. The supply-demand balance is also impacted by capacity additions or reductions that result in changes of utilization rates. In addition, TiO2 margins are impacted by significant changes in major input costs such as energy and feedstock. Demand for TiO2 depends in part on the housing and construction industries. These industries are cyclical in nature and have historically been impacted by downturns in the economy. Relative changes in the selling prices for our products are one of the main factors that affect the level of our profitability. In addition, pricing may affect customer inventory levels as customers may from time to time accelerate purchases of TiO2 in advance of anticipated price increases or defer purchases of TiO2 in advance of anticipated price decreases.

              The cyclicality and volatility of the TiO2 industry results in significant fluctuations in profits and cash flow from period to period and over the business cycle. Primarily as a result of oversupply in the market, global prices for TiO2 declined throughout 2015 before reaching a trough in the first quarter of 2016. Although we have recently successfully implemented price increases, any decline in selling prices in future periods could negatively impact our business, results of operations and/or financial condition.

The industries in which we compete are highly competitive, and we may not be able to compete effectively with our competitors that have greater financial resources or those that are vertically integrated, which could have a material adverse effect on our business, results of operations and financial condition.

              The industries in which we operate are highly competitive. Among our competitors are companies that are vertically-integrated (those that have their own raw material resources). Changes in the competitive landscape could make it difficult for us to retain our competitive position in various products and markets throughout the world. Our competitors with their own raw material resources may have a competitive advantage during periods of higher raw material prices. In addition, some of the companies with whom we compete may be able to produce products more economically than we can. Furthermore, some of our competitors have greater financial resources, which may enable them to invest significant capital into their businesses, including expenditures for research and development.

              The global TiO2 market is highly competitive, with the top six producers accounting for approximately 60% of the world's production capacity according to TZMI. Competition is based on a number of factors, such as price, product quality and service. Some of our competitors may be able to drive down prices for our products if their costs are lower than our costs. In addition, our TiO2 business competes with numerous regional producers, including producers in China, who have significantly expanded their sulfate production capacity during the past five years and commenced the commercial production of TiO2 via chloride technology. The risk of our customers substituting our products with those made by Chinese producers could increase as the Chinese producers expand their use of chloride production technology. Further, consolidation of our competitors or customers may result in reduced demand for our products or make it more difficult for us to compete with our competitors. The occurrence of any of these events could result in reduced earnings or operating losses.

              While we are engaged in a range of research and development programs to develop new products and processes, to improve and refine existing products and processes, and to develop new applications for existing products, the failure to develop new products, processes or applications could make us less competitive. Moreover, if any of our current or future competitors develops proprietary technology that enables them to produce products at a significantly lower cost, our technology could be rendered uneconomical or obsolete.

              Further, it is possible that we could abandon certain products, processes, or applications due to potential infringement of third-party intellectual property rights or that we could be named in future litigation for the infringement or misappropriation of a competitor's or other third party's intellectual property rights, which could include a claim for injunctive relief and damages, and, if so, such adverse results could have a material adverse effect on our business, results of operations and financial position. In addition, certain of our competitors in various countries in which we do business, including China, may be owned by or affiliated with members of local governments and political entities. These competitors may get special treatment with respect to regulatory compliance and product registration, while certain of our products, including those based on new technologies, may be delayed or even prevented from entering into the local market.

              Certain of our businesses use technology that is widely available. Accordingly, barriers to entry, apart from capital availability, may be low in certain product segments of our business. The entrance of new competitors into the industry may reduce our ability to maintain margins or capture improving margins in circumstances where capacity utilization in the industry is increasing. Increased competition in any of our businesses could compel us to reduce the prices of our products, which could result in reduced margins and loss of market share and have a material adverse effect on our business, results of operations, financial condition and liquidity.

The classification of TiO2 as a Category 2 Carcinogen or higher in the European Union could decrease demand for our products and subject us to manufacturing regulations that could significantly increase our costs.

              The European Union ("EU") adopted the Globally Harmonised System ("GHS") of the United Nations for a uniform system for the classification, labelling and packaging of chemical substances in Regulation (EC) No 1272/2008, the Classification, Labelling and Packaging Regulation ("CLP"). Pursuant to the CLP, an EU Member State can propose a classification for a substance to the European Chemicals Agency ("ECHA"), which upon review by ECHA's Committee for Risk Assessment ("RAC"), can be submitted to the European Commission for adoption by regulation. On May 31, 2016, the French Agency for Food, Environmental and Occupational Health and Safety ("ANSES") submitted a proposal to ECHA that would classify TiO2 as a Category 1B Carcinogen presumed to have carcinogenic potential for humans by inhalation. We, together with other companies, relevant trade associations and the European Chemical Industry Council ("Cefic"), submitted comments opposing any classification of TiO2 as carcinogenic, based on evidence from multiple epidemiological studies covering more than 24,000 production workers at 18 TiO2 manufacturing sites over several decades that found no increased incidence of lung cancer as a result of workplace exposure to TiO2 and other scientific studies that concluded that the response to lung overload studies with poorly soluble particles upon which the ANSES proposed classification is based is unique to the rat and is not seen in other animal species or humans. On June 8, 2017, the RAC announced its preliminary conclusion that certain evidence meets the criteria under CLP to classify TiO2 as a Category 2 Carcinogen (described by the EU regulation as appropriate for "suspected human carcinogens") for humans by inhalation. The RAC published their final opinion on September 14, 2017, which proposes that TiO2 be classified as a Category 2 carcinogen by inhalation. In addition, the RAC proposed a Note in their opinion to the effect that coated particles must be evaluated to assess whether a higher category (Category 1B or 1A) should be applied and additional routes of exposure (oral or dermal) should be included. The European Commission will now evaluate the RAC opinion in deciding what, if any, regulatory measures should be taken. We, Cefic and others expect to continue to advocate to the European Commission that the RAC's report should not justify anything other than minimal regulatory measures for the reasons stated above, among others. If the European Commission were to subsequently adopt the Category 2 Carcinogen classification, or a higher categorization for coated particles, it could require that many end-use products manufactured with TiO2 be classified and labeled as containing a potential carcinogenic component, which could negatively impact public perception of products containing TiO2. This type of regulatory response could also limit the marketability of and demand for TiO2 or products containing TiO2 and potentially have spill-over, restrictive effects under other EU laws, e.g., those affecting medical and pharmaceutical applications, cosmetics, food packaging and food additives. Such classifications would also affect our manufacturing operations by subjecting us to new workplace safety requirements that could significantly increase costs. In addition, any classification, use restriction, or authorization requirement for use imposed by ECHA could trigger heightened regulatory scrutiny in countries outside the EU based on health or safety grounds, which could have a wider adverse impact geographically on market demand for and prices of TiO2 or other products containing TiO2 and increase our compliance obligations outside the EU. It is also possible that heightened regulatory scrutiny would lead to claims by consumers of such products alleging adverse health impacts. Finally, the classification of TiO2 as a Category 2 Carcinogen or higher could lead the ECHA to evaluate other products with similar particle characteristics (such as iron oxides or functional additives) for human carcinogenic potential by inhalation, which may ultimately have similar negative impacts on other products within our portfolio. In addition, under our separation agreement with Huntsman entered into in connection with our IPO and separation, we are required to indemnify Huntsman for any liabilities relating to our TiO2 operations.

              Sales of TiO2 in the EU represented approximately 32% of our revenues for the twelve months ended September 30, 2017.

Disruptions in production at our manufacturing facilities, including our Pori facility, may have a material adverse impact on our business, results of operations and/or financial condition.

              Manufacturing facilities in our industry are subject to planned and unplanned production shutdowns, turnarounds, outages and other disruptions. Any serious disruption at any of our facilities could impair our ability to use our facilities and have a material adverse impact on our revenues and increase our costs and expenses. Alternative facilities with sufficient capacity may not be available, may cost substantially more or may take a significant time to increase production or qualify with our customers, any of which could negatively impact our business, results of operations and/or financial condition. Long-term production disruptions may cause our customers to seek alternative supply which could further adversely affect our profitability.

              Unplanned production disruptions may occur for external reasons including natural disasters, weather, disease, strikes, transportation interruption, government regulation, political unrest or terrorism, or internal reasons, such as fire, unplanned maintenance or other manufacturing problems. Any such production disruption could have a material impact on our operations, operating results and financial condition. For example, a fire occurred in January 2017 at our TiO2 manufacturing facility in Pori, Finland and the facility is currently not fully operational. We are currently operating at 20% of total prior capacity but producing only specialty products, and we currently intend to restore manufacturing of the balance of these more profitable specialty products by the fourth quarter of 2018. The remaining 40% of site capacity is more commoditized and we will determine if and when to rebuild this commoditized capacity depending on market conditions, costs and projected long term returns relative to our other investment opportunities. However, we may experience delays in construction, equipment procurement, or in start-up or plant commissioning, and, even if we are able to resume production on this schedule, we may lose customers that have in the meantime found alternative suppliers elsewhere. The site is insured for property damage as well as business interruption losses subject to retained deductibles of $15 million and 60 days, respectively, with an aggregate limit of $500 million. Due to prevailing strong market conditions, our TiO2 selling prices continue to improve and our business is benefitting from the resulting improved profitability and cash flows. This also has the effect of increasing our total anticipated business interruption losses from the Pori site. We currently believe the combination of increased TiO2 profitability and recently estimated reconstruction costs will result in combined business interruption losses and reconstruction costs in excess of our $500 million aggregate insurance limit. We currently expect to contain these over-the-limit costs within $100 million to $150 million, and to account for them as capital expenditures and fund them from cash from operations, which will decrease our liquidity in the periods those costs in excess of our insurance limits are incurred. However, these are preliminary estimates based on a number of significant assumptions, and the amount by which insurance proceeds does not fully cover our damages may exceed current estimates, which would further adversely impact liquidity and earnings. Factors that could materially impact our current estimates include our actual future TiO2 profitability and related impact on our business interruption losses; the accuracy of our current property damage estimates; the actual costs and timing of our reconstruction efforts; the extent to which we rebuild the 40% of site capacity that produces commoditized products; our ability to secure government subsidies related to our reconstruction efforts; and a number of other significant market and facility-related assumptions. In addition, if we experience delays in receiving the insurance proceeds, our short term liquidity and earnings may be impacted. Additionally, our premiums and deductibles may increase substantially as a result of the fire.

              In addition, we rely on a number of vendors, suppliers and, in some cases, sole-source suppliers, service providers, toll manufacturers and collaborations with other industry participants to provide us with chemicals, feedstocks and other raw materials, along with energy sources and, in certain cases, facilities that we need to operate our business. If the business of these third parties is disrupted, some of these companies could be forced to reduce their output, shut down their operations or file for bankruptcy protection. If this were to occur, it could adversely affect their ability to provide us with the raw materials, energy sources or facilities that we need, which could materially disrupt our operations, including the production of certain of our products. Moreover, it could be difficult to find replacements for certain of our business partners without incurring significant delays or cost increases. All of these risks could have a material adverse effect on our business, results of operations, financial condition and liquidity.

              While we maintain business recovery plans that are intended to allow us to recover from natural disasters or other events that could disrupt our business, we cannot provide assurances that our plans would fully protect us from the effects of all such disasters or from events that might increase in frequency or intensity due to climate change. In addition, insurance may not adequately compensate us for any losses incurred as a result of natural or other disasters. In areas prone to frequent natural or other disasters, insurance may become increasingly expensive or not available at all. Furthermore, some potential climate-driven losses, particularly flooding due to sea-level rises, may pose long-term risks to our physical facilities such that operations cannot be restored in their current locations.

Significant price volatility or interruptions in supply of raw materials and energy may result in increased costs that we may be unable to pass on to our customers, which could reduce our profitability.

              Our manufacturing processes consume significant amounts of raw materials and energy, the costs of which are subject to worldwide supply and demand as well as other factors beyond our control. Variations in the cost for raw materials, and of energy, which primarily reflects market prices for oil and natural gas, may significantly affect our operating results from period to period. We purchase a substantial portion of our raw materials from third-party suppliers and the cost of these raw materials represents a substantial portion of our operating expenses. The prices of the raw materials that we purchase from third parties are cyclical and volatile. For example, according to TZMI, the prices of all feedstocks used for the production of TiO2 increased 200% to 300% above historical averages in 2011 and 2012. Our supply agreements with our TiO2 feedstock suppliers provide us only limited protection against price volatility as they are entered into either on a short-term basis or are longer-term volume contracts, which provide for market-based pricing. To the extent we do not have fixed price contracts with respect to specific raw materials, we have no control over the costs of raw materials and such costs may fluctuate widely for a variety of reasons, including changes in availability, major capacity additions or reductions, or significant facility operating problems. While we attempt to match cost increases with corresponding product price increases, we are not always able to raise product prices immediately or at all. Moreover, the outcome of these efforts is largely determined by existing competitive and economic conditions. Timing differences between raw material prices, which may change daily, and contract product prices, which in many cases are negotiated only monthly or less often, also have had and may continue to have a negative effect on our cash flow. Any raw materials or energy cost increase that we are not able to pass on to our customers could have a material adverse effect on our business, results of operations, financial condition and liquidity.

              There are several raw materials for which there are only a limited number of suppliers or a single supplier. For example, titanium-containing feedstocks suitable for use in our TiO2 facilities are available from a limited number of suppliers around the world. To mitigate potential supply constraints, we enter into supply agreements with particular suppliers, evaluate alternative sources of supply and evaluate alternative technologies to avoid reliance on limited or sole-source suppliers. Where supply relationships are concentrated, particular attention is paid by the parties to ensure strategic intentions are aligned to facilitate long term planning. If certain of our suppliers are unable to meet their obligations under present supply agreements, we may be forced to pay higher prices to obtain the necessary raw materials from other sources and we may not be able to increase prices for our finished products to recoup the higher raw materials costs. Any interruption in the supply of raw materials could increase our costs or decrease our revenues, which could reduce our cash flow. The inability of a supplier to meet our raw material needs could have a material adverse effect on our financial statements and results of operations.

              The number of sources for and availability of certain raw materials is also specific to the particular geographical region in which a facility is located. Political and economic instability in the countries from which we purchase our raw material supplies could adversely affect their availability. In addition, if raw materials become unavailable within a geographic area from which they are now sourced, then we may not be able to obtain suitable or cost effective substitutes. We may also experience higher operating costs such as energy costs, which could affect our profitability. We may not always be able to increase our selling prices to offset the impact of any higher productions costs or reduced production levels, which could reduce our earnings and decrease our liquidity.

Our pension and postretirement benefit plan obligations are currently underfunded, and under certain circumstances we may have to significantly increase the level of cash funding to some or all of these plans, which would reduce the cash available for our business.

              We have unfunded obligations under our domestic and foreign pension and postretirement benefit plans including certain unfunded pension obligations we assumed upon the consummation of our acquisition of the Performance Additives and Titanium Dioxide businesses of Rockwood. The funded status of our pension plans is dependent upon many factors, including returns on invested assets, the level of certain market interest rates and the discount rate used to determine pension obligations. Unfavorable returns on the plan assets or unfavorable changes in applicable laws or regulations could materially change the timing and amount of required plan funding, which would reduce the cash available for our business. In addition, a decrease in the discount rate used to determine pension obligations could result in an increase in the valuation of pension obligations, which could affect the reported funding status of our pension plans and future contributions, as well as the periodic pension cost in subsequent fiscal years.

              With respect to our domestic pension and postretirement benefit plans, the Pension Benefit Guaranty Corporation ("PBGC") has the authority to terminate an underfunded tax-qualified pension plan under limited circumstances in accordance with the Employee Retirement Income Security Act of 1974, as amended. In the event our tax-qualified pension plans are terminated by the PBGC, we could be liable to the PBGC for the entire amount of the underfunding.

              With respect to our foreign pension and postretirement benefit plans, the effects of underfunding depend on the country in which the pension and postretirement benefit plan is established. For example, in the U.K. and Germany, semi-public pension protection programs have the authority, in certain circumstances, to assume responsibility for underfunded pension schemes, including the right to recover the amount of the underfunding from us.

Our results of operations may be adversely affected by fluctuations in currency exchange rates and tax rates.

              Our headquarters operations are conducted across two of our administrative offices: The Woodlands, Texas and Wynyard, U.K. We conduct a majority of our business operations outside the U.S. Sales to customers outside the U.S. contributed approximately 75% of our revenue in 2016. Our operations are subject to international business risks, including the need to convert currencies received for our products into currencies in which we purchase raw materials or pay for services, which could result in a gain or loss depending on fluctuations in exchange rates. We transact business in many foreign currencies, including the euro, the British pound sterling and the Chinese renminbi. We translate our local currency financial results into U.S. dollars based on average exchange rates prevailing during the reporting period or the exchange rate at the end of that period. During times of a strengthening U.S. dollar, our reported international sales and earnings may be reduced because the local currency may translate into fewer U.S. dollars. Because we currently have significant operations located outside the U.S., we are exposed to fluctuations in global currency rates which may result in gains or losses on our financial statements.

              We operate in a significant number of jurisdictions, which contributes to the volatility of our effective tax rate. Changes in tax laws or the interpretation of tax laws in the jurisdictions in which we operate may affect our effective tax rate. In addition, GAAP has required us to place valuation allowances against our net operating losses and other deferred tax assets in a significant number of tax jurisdictions. These valuation allowances result from analysis of positive and negative evidence supporting the realization of tax benefits. Negative evidence includes a cumulative history of pre-tax operating losses in specific tax jurisdictions. Changes in valuation allowances have resulted in material fluctuations in our effective tax rate. Economic conditions may dictate the continued imposition of current valuation allowances and, potentially, the establishment of new valuation allowances. While significant valuation allowances remain, our effective tax rate will likely continue to experience significant fluctuations. Furthermore, certain foreign jurisdictions may take actions to delay our ability to collect value-added tax refunds.

The impact of changing laws or regulations or the manner of interpretation or enforcement of existing laws or regulations could adversely impact our financial performance and restrict our ability to operate our business or execute our strategies.

              New laws or regulations, or changes in existing laws or regulations or the manner of their interpretation or enforcement, could increase our cost of doing business and restrict our ability to operate our business or execute our strategies. This risk includes, among other things, the possible taxation under U.S. law of certain income from foreign operations, the possible taxation under foreign laws of certain income we report in other jurisdictions, and regulations related to the protection of private information of our employees and customers. In addition, compliance with laws and regulations is complicated by our substantial global footprint, which will require significant and additional resources to ensure compliance with applicable laws and regulations in the various countries where we conduct business.

              Our global operations expose us to trade and economic sanctions and other restrictions imposed by the U.S., the EU and other governments and organizations. The U.S. Departments of Justice, Commerce, State and Treasury and other federal agencies and authorities have a broad range of civil and criminal penalties they may seek to impose against corporations and individuals for violations of economic sanctions laws, export control laws, the Foreign Corrupt Practices Act (the "FCPA") and other federal statutes and regulations, including those established by the Office of Foreign Assets Control ("OFAC"). Under these laws and regulations, as well as other anti-corruption laws, anti-money-laundering laws, export control laws, customs laws, sanctions laws and other laws governing our operations, various government agencies may require export licenses, may seek to impose modifications to business practices, including cessation of business activities in sanctioned countries or with sanctioned persons or entities and modifications to compliance programs, which may increase compliance costs, and may subject us to fines, penalties and other sanctions. A violation of these laws or regulations could adversely impact our business, results of operations and financial condition.

              Although we have implemented policies and procedures in these areas, we cannot assure you that our policies and procedures are sufficient or that directors, officers, employees, representatives, manufacturers, supplier and agents have not engaged and will not engage in conduct for which we may be held responsible, nor can we assure you that our business partners have not engaged and will not engage in conduct that could materially affect their ability to perform their contractual obligations to us or even result in our being held liable for such conduct. Violations of the FCPA, OFAC restrictions or other export control, anti-corruption, anti-money-laundering and anti-terrorism laws or regulations may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Our substantial global operations subject us to risks of doing business in foreign countries, which could adversely affect our business, financial condition and results of operations.

              We expect sales from international markets to continue to represent a large portion of our sales in the future. Also, a significant portion of our manufacturing capacity is located outside of the U.S. Accordingly, our business is subject to risks related to the differing legal, political, cultural, social and regulatory requirements and economic conditions of many jurisdictions.

              Certain legal and political risks are also inherent in the operation of a company with our global scope. For example, it may be more difficult for us to enforce our agreements or collect receivables through foreign legal systems. There is a risk that foreign governments may nationalize private enterprises in certain countries where we operate. In certain countries or regions, terrorist activities and the response to such activities may threaten our operations more than in the United States. Social and cultural norms in certain countries may not support compliance with our corporate policies including those that require compliance with substantive laws and regulations. Also, changes in general economic and political conditions in countries where we operate are a risk to our financial performance and future growth.

              As we continue to operate our business globally, our success will depend, in part, on our ability to anticipate and effectively manage these and other related risks. There can be no assurance that the consequences of these and other factors relating to our multinational operations will not have an adverse effect on our business, financial condition or results of operations.

Our efforts to transform our businesses may require significant investments; if our strategies are unsuccessful, our business, results of operations and/or financial condition may be materially adversely affected.

              We intend to continuously evaluate opportunities for growth and change. These initiatives may involve making acquisitions, entering into partnerships and joint ventures, divesting assets, restructuring our existing assets and operations, creating new financial structures and building new facilities—any of which could require a significant investment and subject us to new kinds of risks. We may incur indebtedness to finance these opportunities. We could also issue our ordinary shares or securities of our subsidiaries to finance such initiatives. If our strategies for growth and change are not successful, we could face increased financial pressure, such as increased cash flow demands, reduced liquidity and diminished access to financial markets, and the equity value of our businesses could be diluted.

              The implementation of strategies for growth and change may create additional risks, including:

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  diversion of management time and attention away from existing operations;

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  requiring capital investment that could otherwise be used for the operation and growth of our existing businesses;

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  disruptions to important business relationships;

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  increased operating costs;

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  limitations imposed by various governmental entities;

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  use of limited investment and other baskets under our debt covenants;

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  difficulties realizing projected synergies;

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  difficulties due to lack of or limited prior experience in any new markets we may enter; and

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  difficulty integrating acquired businesses or products with our existing businesses.

              Our inability to mitigate these risks or other problems encountered in connection with our strategies for growth and change could have a material adverse effect on our business, results of operations and financial condition. In addition, we may fail to fully achieve the savings or growth projected for current or future initiatives notwithstanding the expenditure of substantial resources in pursuit thereof.

If we are unable to successfully implement our business improvement program, we may not realize the benefits we anticipate from such program or may incur additional and/or unexpected costs in order to realize them.

              In order to position ourselves for the separation, we undertook a series of strategic, structural and process realignment and restructuring actions within our operations. In recent periods we have recorded restructuring charges in connection with closing certain plant locations, workforce reductions and other cost savings programs in each of our business segments. For example, we delivered more than $200 million of annual cost synergies in the year ended December 31, 2016 relative to the year ended December 31, 2014 pro forma for the acquisition of Rockwood. However, we may not be able to realize the further benefits we have estimated such restructuring initiatives to produce in 2017, 2018 and 2019.

              We continue to implement business improvements in our Titanium Dioxide and Performance Additives businesses, which we expect to be completed by the end of 2018 and continue to provide contributions to Adjusted EBITDA. Of the $60 million we previously estimated for annualized savings, we have already realized approximately $15 million of savings through the third quarter of 2017 as a result of these programs, including approximately $9 million of savings realized in the third quarter of 2017. If successfully implemented, we expect the general cost reductions and optimization of our manufacturing network to result in additional increases to our Adjusted EBITDA of approximately $45 million per year by the first quarter of 2019, with additional projected increases to Adjusted EBITDA from volume growth (primarily via the launch of new products). We currently estimate that these business improvements will require approximately $75 million of cash restructuring costs through 2020. Cost savings expectations, as well as volume improvements, are estimates that are inherently difficult to predict and are necessarily speculative in nature, and we cannot provide assurance that we will achieve expected or any actual cost savings or volume improvements. A variety of factors could cause us not to realize some or all of the expected cost savings, including, among others, delays in the anticipated timing of activities related to our cost savings programs, lack of sustainability in cost savings over time, unexpected costs associated with operating our business, our ability to reduce headcount and our ability to achieve the efficiencies contemplated by the cost savings initiative. We may be unable to realize all of these cost savings or volume improvements within the expected timeframe, or at all, and we may incur additional or unexpected costs in order to realize them. These cost savings are based upon a number of assumptions and estimates that are in turn based on our analysis of the various factors which currently, and could in the future, impact our business. These assumptions and estimates are inherently uncertain and subject to significant business, operational, economic and competitive uncertainties and contingencies. Certain of the assumptions relate to business decisions that are subject to change, including, among others, our anticipated business strategies, our marketing strategies, our product development strategies and our ability to anticipate and react to business trends. Other assumptions relate to risks and uncertainties beyond our control, including, among others, the economic environment in which we operate, environmental regulation and other developments in our industry as well as capital markets conditions from time to time. The actual results of implementing the various cost savings initiatives may differ materially from the estimates set out in this prospectus if any of these assumptions prove incorrect. Moreover, our continued efforts to implement these cost savings may divert management attention from the rest of our business and may preclude us from seeking attractive new product opportunities, any of which may materially and adversely affect our business.

If we are unable to innovate and successfully introduce new products, or new technologies or processes, our profitability could be adversely affected.

              Our industries and the end-use markets into which we sell our products experience periodic technological change and product improvement. Our future growth will depend on our ability to gauge the direction of commercial and technological progress in key end-use markets and on our ability to fund and successfully develop, manufacture and market products in such changing end-use markets. We must continue to identify, develop and market innovative products or enhance existing products on a timely basis to maintain our profit margins and our competitive position. We may be unable to develop new products or technology, either alone or with third parties, or license intellectual property rights from third parties on a commercially competitive basis. If we fail to keep pace with the evolving technological innovations in our end-use markets on a competitive basis, including with respect to innovation or the development of alternative uses for, or application of, our products, our financial condition and results of operations could be adversely affected. We cannot predict whether technological innovations will, in the future, result in a lower demand for our products or affect the competitiveness of our business. We may be required to invest significant resources to adapt to changing technologies, markets, competitive environments and laws and regulations. We cannot anticipate market acceptance of new products or future products. In addition, we may not achieve our expected benefits associated with new products developed to meet new laws or regulations if the implementation of such laws or regulations is delayed.

Differences in views with our joint venture participants may cause our joint ventures not to operate according to their business plans, which may adversely affect our results of operations.

              We currently participate in a number of joint ventures, including our joint venture in Lake Charles, Louisiana with Kronos Worldwide, Inc. ("Kronos") and our Harrisburg, North Carolina joint venture with The Dow Chemical Company ("Dow Chemical"), and may enter into additional joint ventures in the future. The nature of a joint venture requires us to share control with unaffiliated third parties. Differences in views among joint venture participants may result in delayed decisions or failure to agree on major decisions. If these differences cause the joint ventures to deviate from their business plans or to fail to achieve their desired operating performance, our results of operations could be adversely affected.

Construction projects are subject to numerous regulatory, environmental, legal and economic risks. We cannot assure you that any such project will be completed in a timely fashion or at all or that we will realize the anticipated benefits of any such project.

              Additions to or modifications of our existing facilities and the construction of new facilities involve numerous regulatory, environmental, legal and economic uncertainties, many of which are beyond our control. Expansion and construction projects may require preconstruction permitting or environmental reviews, as well as the expenditure of significant amounts of capital. These projects may not be completed on schedule, at the budgeted cost or at all. If our projects are delayed materially or our capital expenditures for such projects increase significantly, our results of operations and cash flows could be adversely affected.

              Even if these projects are completed, there can be no assurance that we will realize the anticipated benefits of such projects. For example, we are now commissioning a new production facility in Augusta, Georgia, for the synthesis of iron oxide pigments, which we purchased from Rockwood. During commissioning, the facility has experienced delays producing products at the expected specifications and quantities, causing us to question the capabilities of the Augusta technology. Based on the facility's performance during the commissioning process, we have concluded that production capacity at our Augusta facility will be substantially lower than originally anticipated.

Our indebtedness is substantial and a significant portion of our indebtedness is subject to variable interest rates. Our indebtedness may make us more vulnerable to economic downturns and may limit our ability to respond to market conditions, to obtain additional financing or to refinance our debt. We may also incur more debt in the future.

              As of September 30, 2017, we had $375 million aggregate principal amount of Senior Notes outstanding, borrowings of $375 million under our term loan facility and no borrowings under our ABL facility, with $234 million of available borrowing capacity. Our debt level and the fact that a significant percentage of our cash flow is required to make payments on our debt, could have important consequences for our business, including but not limited to the following:

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  we may be more vulnerable to business, industry or economic downturns, making it more difficult to respond to market conditions;

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  cash flow available for other purposes, including the growth of our business, may be reduced;

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  our ability to refinance or obtain additional financing may be constrained, particularly during periods when the capital markets are unsettled;

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  our competitors with lower debt levels may have a competitive advantage relative to us; and

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  part of our debt is subject to variable interest rates, which makes us more vulnerable to increases in interest rates (for example, assuming all commitments were available and all loans under the ABL facility were fully drawn, a 1% increase in interest rates, without giving effect to interest rate hedges or other offsetting items, would increase our annual interest rate expense by approximately $7 million).

              In addition, our separation from Huntsman's other business may increase the overall cost of debt funding and decrease the overall capacity and commercial credit available to us. Our business, financial condition, results of operations and cash flows could be harmed by a deterioration of our credit profile or by factors adversely affecting the credit markets generally.

              Our ability to make scheduled payments on or refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness. Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial position and results of operations.

We are subject to many environmental, health and safety laws and regulations that may result in unanticipated costs or liabilities, which could reduce our profitability.

              Our properties and operations, including our global manufacturing facilities, are subject to a broad array of environmental, health and safety ("EHS") requirements, including extensive federal, state, local, foreign and international laws, regulations, rules and ordinances relating to pollution, protection of the environment and human health and safety, and the generation, storage, handling, transportation, treatment, disposal and remediation of hazardous substances and waste materials. There has been a global upward trend in the number and complexity of current and proposed EHS laws and regulations, including those relating to the chemicals used and generated in our operations and included in our products. The costs to comply with these EHS laws and regulations, as well as internal voluntary programs and goals, are significant and will continue to be significant in the foreseeable future.

              Our facilities are dependent on environmental permits to operate. These operating permits are subject to modification, renewal and revocation, which could have a material adverse effect on our operations and our financial condition. In addition, third parties may contest our ability to receive or renew certain permits that we need to operate, which can lengthen the application process or even prevent us from obtaining necessary permits. Moreover, actual or alleged violations of permit requirements could result in restrictions or prohibitions on our operations and facilities.

              In addition, we expect to incur significant capital expenditures and operating costs in order to comply with existing and future EHS laws and regulations. Capital expenditures and operating costs relating to EHS matters are subject to evolving requirements, and the timing and amount of such expenditures and costs will depend on the timing of the promulgation of the requirements as well as the enforcement of specific standards.

              We are also liable for the costs of investigating and cleaning up environmental contamination on or from our currently-owned and operated properties. We also may be liable for environmental contamination on or from our formerly-owned and operated properties, and on or from third-party sites to which we sent hazardous substances or waste materials for disposal. In many circumstances, EHS laws and regulations impose joint, several, and/or strict liability for contamination, and therefore we may be held liable for cleaning up contamination at currently owned properties even if the contamination was caused by former owners, or at third-party sites even if our original disposal activities were in accordance with all then existing regulatory requirements. Moreover, certain of our facilities are in close proximity to other industrial manufacturing sites. In these locations, the source of contamination resulting from discharges into the environment may not be clear. We could potentially be held responsible for such liabilities even if the contamination did not originate from our sites, and we may have to incur significant costs to respond to any remedies imposed, or to defend any actions initiated, by environmental agencies.

              Changes in EHS laws and regulations, violations of EHS law or regulations that result in civil or criminal sanctions, the revocation or modification of EHS permits, the bringing of investigations or enforcement proceedings against us by governmental agencies, the bringing of private claims alleging environmental damages against us, the discovery of contamination on our current or former properties or at third-party disposal sites, could reduce our profitability or have a material adverse effect on our operations and financial condition.

Many of our products and operations are subject to the chemical control laws of the countries in which they are located.

              We are subject to a wide array of laws governing chemicals, including the regulation of chemical substances and inventories under the Toxic Substances Control Act ("TSCA") in the U.S. and the Registration, Evaluation and Authorization of Chemicals ("REACH") regulation in Europe. Analogous regimes exist in other parts of the world, including China, South Korea, and Taiwan. In addition, a number of countries where we operate, including the U.K., have adopted rules to conform chemical labeling in accordance with the GHS. Many of these foreign regulatory regimes are in the process of a multi-year implementation period for these rules.

              Additional new laws and regulations may be enacted or adopted by various regulatory agencies globally. For example, the United States Environmental Protection Agency ("EPA") finalized revisions to its Risk Management Program in January 2017. The revisions would impose new requirements for certain facilities to perform hazard analyses, third-party auditing, incident investigations and root cause analyses, emergency response exercises, and to publicly share chemical and process information. Compliance with many new provisions would be required beginning in 2021. In March 2017, the EPA announced that it would reconsider the January 2017 revisions to the program and, on June 9, 2017, the EPA delayed the effective date of the revisions to February 19, 2019. The U.S. Occupational Safety and Health Administration may also consider changes to its Process Safety Management standards. In addition, TSCA reform legislation was enacted in June 2016, and the EPA has begun the process of issuing new chemical control regulations. For example, recent amendments to TSCA require the EPA to designate chemical substances on the TSCA Chemical Substance Inventory as either "active" or "inactive" in U.S. commerce. The EPA finalized a rule to do so on August 11, 2017. If a chemical is placed on the "inactive" list of the TSCA Inventory, then the continued manufacture, import, or processing of the chemical in the United States for a nonexempt commercial purpose is prohibited unless the manufacturer, importer, or processor of such chemical submits a "forward-looking" report to the EPA prior to resuming the use of the inactive chemical. We are still assessing the impact of this rule on our operations, but could face increased costs to conduct the necessary reviews of our inventory and submit the required usage notifications to the EPA. The costs of compliance with any new laws or regulations cannot be estimated until the manner in which they will be implemented has been more precisely defined.

              Furthermore, governmental, regulatory and societal demands for increasing levels of product safety and environmental protection could result in increased pressure for more stringent regulatory control with respect to the chemical industry. In addition, these concerns could influence public perceptions regarding our products and operations, the viability of certain products, our reputation, the cost to comply with regulations, and the ability to attract and retain employees. Moreover, changes in product safety and environmental protection regulations could inhibit or interrupt our operations, or require us to modify our facilities or operations. Accordingly, product safety and environmental matters may cause us to incur significant unanticipated losses, costs or liabilities, which could reduce our profitability.

Our operations are increasingly subject to climate change regulations that seek to reduce emissions of greenhouse gases.

              Our operations are increasingly subject to regulations that seek to reduce emissions of greenhouse gases, or GHGs, such as carbon dioxide and methane, which may be contributing to changes in the Earth's climate. There are existing efforts to address GHG emissions at the international, national, and regional levels. For example, the 2015 Paris climate summit agreement resulted in voluntary commitments by numerous countries to reduce their GHG emissions. The agreement entered into force on November 4, 2016 and could result in additional firm commitments by various nations with respect to future GHG emissions. However, in June 2017, President Trump announced that his administration intends to withdraw the U.S. from participation in the agreement. The EU also regulates GHGs under the EU Emissions Trading Scheme. China has begun pilot programs for carbon taxes and trading of GHG emissions in selected areas.

              In the U.S., the EPA issued its final Clean Power Plan rules that establish carbon pollution standards for power plants, called CO2 emission performance rates, in 2015. In February 2016, the U.S. Supreme Court granted a stay of the implementation of the Clean Power Plan. This stay will remain in effect until the conclusion of the appeals process. On March 28, 2017, the Trump administration issued an executive order directing the EPA to review the Clean Power Plan. On the same day, the EPA filed a motion in the U.S. Court of Appeals for the D. C. Circuit requesting that the court hold the case in abeyance while the EPA conducts its review of the Clean Power Plan. The EPA formally proposed to repeal the Clean Power Plan on October 10, 2017. The proposed rule states that EPA has not yet determined whether the agency will propose a new rule to regulate GHG emissions from power plants, but that it will make a decision within the near future. Several states have already announced their intention to challenge any repeal of the Clean Power Plan. It is not yet clear what changes, if any, will result from the EPA's proposal, whether or how the courts will rule on the legality of the Clean Power Plan, EPA's repeal of the rules, or any future replacement. If the rules ultimately survive, and depending on how states decide to implement these rules, they may result in national or regional GHG emission credit trading schemes. If the EPA successfully repeals the Clean Power Plan, individual states could independently pursue similar rules. Regulation of GHG emissions from the power sector has the ability to affect the long-term price and supply of electricity and natural gas and demand for products that contribute to energy efficiency and renewable energy. This in turn could result in increased costs to purchase energy, additional capital costs for installation or modification of GHG emitting equipment, and additional costs associated directly with GHG emissions (such as cap and trade systems or carbon taxes), which are primarily related to energy use. Future regulation of GHGs has the potential to increase our operating costs.

              In addition, some scientists have concluded that increasing concentrations of GHGs in the Earth's atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, floods and other extreme climatic events. If any such effects were to occur in areas where we or our clients operate, they could have an adverse effect on our assets and operations, either through damage to our production facilities, disruption of our supply chain, or impacts to our customers.

We may need additional capital in the future and may not be able to obtain it on favorable terms.

              Our Titanium Dioxide businesses are capital intensive, and our success depends to a significant degree on our ability to develop and market innovative products and to update our facilities and process technology. We may require additional capital in the future to finance our growth and development, implement further marketing and sales activities, fund ongoing research and development activities, and meet general working capital needs. Our capital requirements will depend on many factors, including acceptance of, and demand for, our products, the extent to which we invest in new technology and research and development projects, and the status and timing of these developments, as well as general availability of capital from debt and/or equity markets. Additional financing may not be available when needed on terms favorable to us, or at all. Further, the terms of the separation agreement, our debt or other agreements limit our ability to incur additional indebtedness or issue additional equity. If we are unable to obtain adequate funds on acceptable terms, we may be unable to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures, which could harm our business.

The markets for many of our products have seasonally affected sales patterns.

              The demand for TiO2 and certain of our other products during a given year is subject to seasonal fluctuations. Because TiO2 is widely used in paint and other coatings, demand is higher in the painting seasons of spring and summer in the Northern Hemisphere. We may be adversely affected by anticipated or unanticipated changes in regional weather conditions. For example, poor weather conditions in a region can lead to an abbreviated painting season, which can depress consumer sales of paint products that use TiO2, which could have a negative effect on our cash position.

Our operations involve risks that may increase our operating costs, which could reduce our profitability.

              Although we take precautions to enhance the safety of our operations and minimize the risk of disruptions, our operations are subject to hazards inherent in the manufacturing and marketing of chemical and other products. These hazards include: chemical spills, pipeline leaks and ruptures, storage tank leaks, discharges or releases of toxic or hazardous substances or gases and other hazards incident to the manufacturing, processing, handling, transportation and storage of dangerous chemicals. We are also potentially subject to other hazards, including natural disasters and severe weather; explosions and fires; transportation problems, including interruptions, spills and leaks; mechanical failures; unscheduled downtimes; labor difficulties; remediation complications; and other risks. Please see "Disruptions in production at our manufacturing facilities, including our Pori facility, may have a material adverse impact on our business, results of operations and/or financial condition." In addition, some equipment and operations at our facilities are owned or controlled by third parties who may not be fully integrated into our safety programs and over whom we are able to exercise limited control. Many potential hazards can cause bodily injury and loss of life, severe damage to or destruction of property and equipment and environmental damage, and may result in suspension of operations and the imposition of civil or criminal penalties and liabilities. Furthermore, we are subject to present and future claims with respect to workplace exposure, exposure of contractors on our premises as well as other persons located nearby, workers' compensation and other matters.

              We maintain property, business interruption, products liability and casualty insurance policies which we believe are in accordance with customary industry practices, as well as insurance policies covering other types of risks, including pollution legal liability insurance, but we are not fully insured against all potential hazards and risks incident to our business. Each of these insurance policies is subject to customary exclusions, deductibles and coverage limits, in accordance with industry standards and practices. As a result of market conditions, premiums and deductibles for certain insurance policies can increase substantially and, in some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. If we were to incur a significant liability for which we were not fully insured, it could have a material adverse effect on our business, results of operations, financial condition and liquidity. Please see "Disruptions in production at our manufacturing facilities, including our Pori facility, may have a material adverse impact on our business, results of operations and/or financial condition."

Our operations, financial condition and liquidity could be adversely affected by legal claims against us, including antitrust claims.

              We face risks arising from various legal actions, including matters relating to antitrust, product liability, intellectual property and environmental claims. It is possible that judgments could be rendered against us in these cases or others for which we could be uninsured or not covered by indemnity, or which may be beyond the amounts that we currently have reserved or anticipate incurring for such matters. Over the past few years, antitrust claims have been made against TiO2 companies, including us. In this type of litigation, the plaintiffs generally seek treble damages, which may be significant. An adverse outcome in any claim could be material and significantly impact our operations, financial condition and liquidity. In addition, we are subject to various claims and litigation in the ordinary course of business. For more information, see "Business—Legal Proceedings."

We are subject to risks relating to our information technology systems, and any failure to adequately protect our critical information technology systems could materially affect our operations.

              We rely on information technology systems across our operations, including for management, supply chain and financial information and various other processes and transactions. Our ability to effectively manage our business depends on the security, reliability and capacity of these systems. Information technology system failures, network disruptions or breaches of security could disrupt our operations, cause delays or cancellations of customer orders or impede the manufacture or shipment of products, processing of transactions or reporting of financial results. An attack or other problem with our systems could also result in the disclosure of proprietary information about our business or confidential information concerning our customers or employees, which could result in significant damage to our business and our reputation.

              We have put in place security measures designed to protect against the misappropriation or corruption of our systems, intentional or unintentional disclosure of confidential information, or disruption of our operations. Current employees have, and former employees may have, access to a significant amount of information regarding our operations which could be disclosed to our competitors or otherwise used to harm us. Moreover, our operations in certain locations, such as China, may be particularly vulnerable to security attacks or other problems. Any breach of our security measures could result in unauthorized access to and misappropriation of our information, corruption of data or disruption of operations or transactions, any of which could have a material adverse effect on our business.

              In addition, we could be required to expend significant additional amounts to respond to information technology issues or to protect against threatened or actual security breaches. We may not be able to implement measures that will protect against the significant risks to our information technology systems.

Economic conditions and regulatory changes following the U.K.'s likely exit from the European Union could adversely impact our operations, operating results and financial condition.

              Following a referendum in June 2016, in which voters in the U.K. approved an exit from the EU, the U.K. government initiated the formal process to leave the EU (often referred to as Brexit) on March 29, 2017, which will result in the U.K. leaving the EU on March 29, 2019 unless the U.K. and the remaining EU member states agree otherwise. The referendum triggered short-term financial volatility, including a decline in the value of the British pound sterling in comparison to both the U.S. dollar and euro. It is expected that Brexit will continue to impact economic conditions in the EU. The future effects of Brexit will depend on any agreements the U.K. makes to retain access to the EU or other markets either during a transitional period or more permanently. Given the lack of comparable precedent, it is unclear what financial, trade and legal implications the withdrawal of the U.K. from the EU would have and how such withdrawal would affect our Company.

              We derive a significant portion of our revenues from sales outside the U.S., including 40% from continental Europe and 5% from the U.K. in 2016. The consequences of Brexit, together with the significant uncertainty regarding the terms on which the U.K. will leave the EU, could introduce significant uncertainties into global financial markets and adversely impact the markets in which we and our customers operate. Brexit could also create uncertainty with respect to the legal and regulatory requirements to which we and our customers in the U.K. are subject and lead to divergent national laws and regulations as the U.K. government determines which EU laws to replace or replicate.

              While we are not experiencing any immediate adverse impact on our financial condition as a direct result of Brexit, adverse consequences such as deterioration in economic conditions, volatility in currency exchange rates or adverse changes in regulation could have a negative impact on our future operations, operating results and financial condition. All of these potential consequences could be further magnified if additional countries were to seek to exit the EU.

We identified a material weakness in our internal control over financial reporting, which resulted in the restatement of our financial statements. If remediation of this material weakness is not effective, or if we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately or timely report our financial condition or operating results, which may adversely affect investor confidence in our company and, as a result, the value of our ordinary shares.

              We identified a material weakness in our internal control over financial reporting as of March 31, 2017. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a "material weakness" is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company's annual or interim financial statements will not be prevented, or detected on a timely basis.

              The material weakness identified related to the presentation of our cash flows related to the cash pooling program in which we participated with certain subsidiaries of Huntsman International. Cash flows related to cash pooling programs should be presented as cash flows from either investing or financing activities on the statements of cash flows. As further described in note "25. Restatement of our Combined Statements of Cash Flows" to our combined financial statements, our cash flows related to cash pooling programs were improperly disclosed as operating activities instead of investing and financing activities in our statements of cash flows for the three years ended December 31, 2016 and for the three month periods ended March 31, 2017 and 2016. For the years ended December 31, 2016, 2015 and 2014, the adjustment from operating activities to investing and financing activities in the combined statements of cash flows was $46 million, $266 million, and $163 million, respectively. For the three month periods ended March 31, 2017 and 2016, the adjustment from operating activities to investing and financing activities in the condensed combined statements of cash flows was $146 million and $89 million, respectively. We are taking steps to remediate the material weakness and are in the process of supplementing our existing internal controls related to carve out cash flow reporting. In response to the material weakness, we have hired additional accounting personnel, provided training to our existing accounting personnel and initiated various other remedial measures. The incremental internal controls created to respond to this material weakness are being integrated into our internal controls testing plan and they will be tested during 2017. Although we plan to complete the above remediation process and associated evaluation and testing as quickly as possible, we may not be able to do so and our initiatives may prove not to be successful. If our remedial measures are insufficient to address the material weakness, or if additional material weaknesses or significant deficiencies in our internal control over financial reporting are discovered during the evaluation and testing process, we will be unable to assert that our internal control over financial reporting is effective and our independent registered public accounting firm will be unable to express an opinion on the effectiveness of our internal control. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our shares.

Failure to maintain effective internal controls could adversely affect our ability to meet our reporting requirements.

              The Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. One key aspect of the Sarbanes-Oxley Act is that we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, with auditor attestation of the effectiveness of our internal controls, beginning with our annual report on Form 10-K for the fiscal year ending December 31, 2018. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our ordinary shares could decline and we could be subject to regulatory penalties or investigations by the NYSE, the SEC or other regulatory authorities, which would require additional financial and management resources.

              Effective internal controls are necessary for us to provide reasonable assurance with respect to our financial reports and to effectively prevent fraud. Internal controls over financial reporting may not prevent or detect misstatements because of inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we cannot provide reasonable assurance with respect to our financial reports and effectively prevent fraud, our operating results could be misreported. In addition, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the risk that the control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. If we fail to maintain the effectiveness of our internal controls, including any failure to implement required new or improved controls, or if we experience difficulties in their implementation, our business and operating results could be harmed, we could fail to meet our reporting obligations, and there could be a material adverse effect on our share price.

              The process of implementing internal controls in connection with our operation as a stand-alone company requires significant attention from management and we cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Difficulties encountered in their implementation could harm our results of operations or cause us to fail to meet our reporting obligations. If we fail to obtain the quality of administrative services necessary to operate effectively or incur greater costs in obtaining these services, our profitability, financial condition and results of operations may be materially and adversely affected.

Our results of operations could be adversely affected by our indemnification of Huntsman and other commitments and contingencies.

              In the ordinary course of business, we may make certain commitments, including representations, warranties and indemnities relating to current and past operations, including those related to divested businesses, and issue guarantees of third-party obligations. Additionally, we are required to indemnify Huntsman for uncapped amounts with regard to liabilities allocated to, or assumed by us under each of the separation agreement, the employee matters agreement and the tax matters agreement. These indemnification obligations to date have included defense costs associated with certain litigation matters as well as certain damages awards, settlements, and penalties. As we are required to make payments, such payments could be significant and could exceed the amounts we have accrued with respect thereto, adversely affecting our results of operations. In addition, in the event that Huntsman seeks indemnification for adverse trial rulings or outcomes, these indemnification claims could materially adversely affect our financial condition. Disputes between Huntsman and us may also arise with respect to indemnification matters including disputes based on matters of law or contract interpretation. If and to the extent these disputes arise, they could materially adversely affect us.

Financial difficulties and related problems experienced by our customers, vendors, suppliers and other business partners could have a material adverse effect on our business.

              During periods of economic disruption, more of our customers than normal may experience financial difficulties, including bankruptcies, restructurings and liquidations, which could affect our business by reducing sales, increasing our risk in extending trade credit to customers and reducing our profitability. A significant adverse change in a customer relationship or in a customer's financial position could cause us to limit or discontinue business with that customer, require us to assume more credit risk relating to that customer's receivables or limit our ability to collect accounts receivable from that customer.

Our customers, prospective customers, suppliers or other companies with whom we conduct business may need assurances that our financial stability is sufficient to satisfy their requirements for doing or continuing to do business with them.

              Some of our customers, prospective customers, suppliers or other companies with whom we conduct business may need assurances that our financial stability is sufficient to satisfy their requirements for doing or continuing to do business with them, and may require us to provide additional credit support, such as letters of credit or other financial guarantees. Any failure of parties to be satisfied with our financial stability could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our flexibility in managing our labor force may be adversely affected by existing or new labor and employment laws and policies in the jurisdictions in which we operate, many of which are more onerous than those of the United States; and some of our labor force has substantial workers' council or trade union participation, which creates a risk of disruption from labor disputes.

              The global nature of our business presents difficulties in hiring and maintaining a workforce in certain countries. The majority of our employees are located outside the U.S. In many of these countries, including the U.K., Italy, Germany, France, Spain, Finland and Malaysia, labor and employment laws may be more onerous than in the U.S. and, in many cases, grant significant job protection to employees, including rights on termination of employment.

              We are required to consult with, and seek the consent or advice of, various employee groups or works councils that represent our employees for any changes to our activities or employee benefits. This requirement could have a significant impact on our flexibility in managing costs and responding to market changes.

Our future success depends on our ability to retain key executives and to identify, attract, retain and motivate qualified senior management and personnel.

              We are highly dependent on the experience and strong relationships in the chemicals industry, and financial and business development expertise of Simon Turner, our President and Chief Executive Officer and Kurt Ogden, our Senior Vice President and Chief Financial Officer. Because of our reliance on our senior management team, our future success depends, in part, on our ability to identify, attract, develop and retain key personnel and talent to succeed our senior management and other key positions throughout the organization. The loss of the services of our executive officers or other key employees could impede the achievement of our strategic objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully manage, develop and grow in a highly technical chemicals industry. This risk is further enhanced by the separation from Huntsman. If we fail to identify and develop or recruit successors, we are at risk of being harmed by the departures of these key employees.

Conflicts, military actions, terrorist attacks and general instability, particularly in certain energy-producing nations, along with increased security regulations related to our industry, could adversely affect our business.

              Conflicts, military actions and terrorist attacks have precipitated economic instability and turmoil in financial markets. Instability and turmoil, particularly in energy-producing nations, may result in raw material cost increases. The uncertainty and economic disruption resulting from hostilities, military action or acts of terrorism may impact any or all of our facilities and operations or those of our suppliers or customers. Accordingly, any conflict, military action or terrorist attack that impacts us or any of our suppliers or customers, could have a material adverse effect on our business, results of operations, financial condition and liquidity.

              In addition, a number of governments have instituted regulations attempting to increase the security of chemical plants and the transportation of hazardous chemicals, which could result in higher operating costs and could have a material adverse effect on our financial condition and liquidity.

Risks Related to Intellectual Property

Our business is dependent on our intellectual property. If we are unable to enforce our intellectual property rights and prevent use of our intellectual property by third parties, our ability to compete may be adversely affected.

              Protection of our proprietary processes, apparatuses and other technology is important to our business. We rely on patent protection, as well as a combination of copyright and trade secret laws to protect and prevent others from duplicating our proprietary processes, apparatuses and technology. While a presumption of validity exists with respect to patents issued to us in the U.S., there can be no assurance that any of our patents will not be challenged, invalidated, circumvented or rendered unenforceable. Such means may afford only limited protection of our intellectual property and may not; (i) prevent our competitors from duplicating our processes or technology; (ii) prevent our competitors from gaining access to our proprietary information and technology; or (iii) permit us to gain or maintain a competitive advantage. In addition, our competitors or other third parties may obtain patents that restrict or preclude our ability to lawfully produce or sell our products in a competitive manner, which could have a material adverse effect on our business, results of operations, financial condition and liquidity.

              We generally seek to apply for patents or for similar statutory protections as and if we deem appropriate, based on then-current facts and circumstances, and we will continue to do so in the future. No assurances can be given that any patent application that we have filed or will file will result in issuance of a patent, or that any existing or future patents issued to us will afford adequate or meaningful protection against competitors or against similar technology. If our patent claims are rendered invalid or unenforceable, or narrowed in scope, the patent coverage afforded our products could be impaired. Such impairment could significantly impede our ability to market our products, negatively affect our competitive position and harm our business and operating results. Our patents and patent applications may cover particular aspects of our products. Competitors and other third parties may be able to circumvent or design around our patents. Competitors may develop and obtain patent protection for more effective technologies, designs or methods. In addition, no assurances can be given that third parties will not create new products or methods that achieve similar results without infringing upon patents we own. If these developments were to occur, it could have an adverse effect on our sales or market position.

              We rely upon trade secrets and other confidential and proprietary know-how and continuing technological innovation to develop and maintain our competitive position. While it is our policy to enter into agreements imposing nondisclosure and confidentiality obligations upon our employees and third parties to protect our intellectual property, these confidentiality obligations may be breached, may not provide meaningful protection for our trade secrets or proprietary know-how, or adequate remedies may not be available in the event of an unauthorized access, use or disclosure of our trade secrets and know-how. Furthermore, despite the existence of such nondisclosure and confidentiality agreements, or other contractual restrictions, we may not be able to prevent the unauthorized disclosure or use of our confidential proprietary information or trade secrets by consultants, vendors, former employees or current employees. And the laws of foreign countries may not protect our intellectual property rights effectively or to the same extent as the laws of the United States. In addition, others could obtain knowledge of our trade secrets through independent development or other access by legal means. The occurrence of such events could limit or preclude our ability to produce or sell our products in a competitive manner, which could have a material adverse effect on our business, competitive position, financial condition or liquidity.

              We may not be able to effectively protect our intellectual property rights from misappropriation or infringement in countries where effective patent, trademark, trade secret and other intellectual property laws and judicial systems may be unavailable, or may not protect our proprietary rights to the same extent as U.S. law. Filing, prosecuting and defending our intellectual property in all countries throughout the world may be prohibitively expensive. Moreover, the laws of some countries outside of the U.S. do not afford intellectual property protection to the same extent as the laws of the U.S.

              The lack of adequate legal protections of intellectual property or failure of legal remedies for related actions could have a material adverse effect on our business, results of operations, financial condition and liquidity.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

              We rely on our trademarks, service marks, domain names and logos to market our brands and to build and maintain brand loyalty and recognition. We rely on trademark protections to protect our business and our products and services. We generally seek to register and continue to register and renew, or secure by contract where appropriate, trademarks, trade names and service marks as they are developed and used, and reserve, register and renew domain names as appropriate. Our registered or unregistered trademarks, trade names or service marks may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. Effective trademark protection may not be available or may not be sought in every country in which our products are made available and contractual disputes may affect the use of marks governed by private contract. We may not be able to protect our rights to these trademarks, domain names and trade names, which we need to build brand name recognition by potential customers or partners in our markets of interest. And while we seek to protect the trademarks we use in the U.S. and in other countries, we may be unsuccessful in obtaining registrations and/or otherwise protecting these trademarks. If that were to happen, we may be prevented from using our names, brands and trademarks unless we enter into appropriate royalty, license or coexistence agreements.

We are dependent on proprietary technology licensed from others. If we lose our licenses, we may not be able to continue developing and manufacturing as well as marketing and selling our products.

              We have obtained licenses that give us rights to third party intellectual property that is necessary or useful to our business. These license agreements covering our products impose various royalty and other obligations on us. One or more of our licensors may allege that we have breached our license agreement with them, and accordingly seek to terminate our license. If we materially breach the obligations in our license agreements, the licensor typically has the right to terminate the license and we may not be able to market products that were covered by the license, which could adversely affect our competitive business position and harm our business prospects. In addition, any claims brought against us by our licensors could be costly and time-consuming and would divert the attention of our management and key personnel from our business operations.

Third parties may claim that we infringe on their proprietary intellectual property rights, and resulting litigation may be costly, result in the diversion of management's time and efforts, require us to pay damages or prevent us from marketing our existing or future products.

              Our commercial success will depend in part on not infringing, misappropriating or violating the intellectual property rights of others. From time to time, we may be subject to legal proceedings and claims, including claims of alleged infringement of trademarks, copyrights, patents and other intellectual property rights held by third parties. In the future, third parties may sue us for alleged infringement of their proprietary or intellectual property rights. We may not be aware of whether our products do or will infringe existing or future patents or the intellectual property rights of others. Any litigation in this regard, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources as well as harm to our brand, any of which could adversely affect our business, financial condition and results of operations. If the party claiming infringement were to prevail, we could be forced to discontinue the use of the related trademark, technology or design and/or pay significant damages unless we enter into royalty or licensing arrangements with the prevailing party or are able to redesign our products to avoid infringement. Any such license may not be available on reasonable terms, if at all, and there can be no assurance that we would be able to redesign our products in a way that would not infringe the intellectual property rights of others. In addition, any payments we are required to make and any injunction we are required to comply with as a result of such infringement could harm our reputation and financial results.

Risks Related to Our Relationship with Huntsman

We are controlled by Huntsman, and its interests may conflict with yours.

              Huntsman, through the selling shareholder, owns 75.4% of our outstanding ordinary shares. Upon completion of this offering, Huntsman, through the selling shareholder, will own 58.5% of our outstanding ordinary shares, or 56.0%, if the underwriters exercise their option to purchase additional ordinary shares in full. Accordingly, Huntsman continues to control our business objectives and policies, including the composition of our board of directors and any action requiring the approval of our shareholders, such as the adoption of amendments to our articles of association, and the approval of mergers or a sale of substantially all of our assets. This concentration of ownership may also make some transactions, including mergers or other changes in control, more difficult or impossible without the support of Huntsman and could discourage others from making tender offers, which could prevent shareholders from receiving a premium for their shares. Huntsman's interests may conflict with your interests as a shareholder. For additional information about our relationships with Huntsman, see "Certain Relationships and Related Party Transactions."

We may not realize the anticipated benefits from our separation from Huntsman.

              We may not realize all of the benefits that we anticipated when we separated from Huntsman. These benefits include the following:

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  creating two separate businesses that are industry leaders in their respective areas of operations;

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  allowing investors to evaluate the separate investment identities of each company, including the distinct merits, performance and future prospects of their respective businesses;

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  creating two separate capital structures that afford each company direct access to the debt and equity capital markets to fund their respective growth strategies and to establish an appropriate capital structure for their business needs;

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  enhancing the ability of each company to focus on their respective businesses and unique opportunities for long-term growth and profitability and to allocate capital and corporate resources in a manner that focuses on achieving each company's own strategic priorities;

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  providing each company with increased flexibility to pursue strategic alternatives, including acquisitions and mergers, without having to consider the potential impact on the businesses of the other company, including funding such acquisitions using their respective common equity; and

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  improving each company's ability to attract and retain individuals with the appropriate skill sets as well as to better align compensation and incentives, including equity compensation, with the performance of these different businesses.

              We may not achieve the anticipated benefits from our separation for a variety of reasons. For example, operating as a separate public company may distract our management from focusing on our business and strategic priorities. In addition, we may not generate sufficient cash flow to fund our growth plans and to generate acceptable returns. Moreover, even with equity compensation tied to our business, we may not be able to attract and retain employees as desired. We also may not fully realize the anticipated benefits from our separation if any of the other matters identified as risks in this "Risk Factors" section were to occur.

Some of our historical financial information may not be representative of the results we would have achieved as a stand-alone public company and may not be a reliable indicator of our future results.

              Our historical financial information prior to the separation and our IPO included in this prospectus has been derived from Huntsman's accounting records. Our historical financial information for the three and nine months ended September 30, 2017 includes periods during which we were a wholly-owned subsidiary of Huntsman and during which we were a stand-alone public company. Prior to the separation and our IPO, Huntsman did not account for us, and we were not operated, as a separate, stand-alone company and such information presented may not reflect what our financial position, results of operations or cash flows would have been had we been a separate, stand-alone entity during such periods or those that we will achieve in the future. The costs to operate our business as a separate public entity are expected to differ from the historical cost allocations, including corporate and administrative charges from Huntsman reflected in the accompanying historical combined financial statements presented elsewhere in this prospectus.

              We expect that our recurring selling, general and administrative expense (including any incremental stand-alone public company expense) will be lower than costs allocated to legal entities which continue to be a part of Venator following our IPO as reflected in our statement of operations for the year ended December 31, 2016. The anticipated cost reductions principally relate to lower expected overhead costs for us relative to the allocation from Huntsman included in our historical statements of operations with respect to (i) finance, accounting, compliance, investor relations, treasury, internal audit and legal personnel, (ii) information technology costs (iii) professional fees associated with legal and other services, and (iv) executive compensation. Actual expenses could vary from this estimate and such variations could be material.

              Our capital expenditure requirements, including acquisitions, historically have been satisfied as part of Huntsman's companywide cash management practices. Following our separation from Huntsman, we no longer have access to Huntsman's working capital, and we may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities or other arrangements if our cash flow from operations is not sufficient to fund our capital expenditure requirements.

              For additional information about our past financial performance and the basis of presentation of our financial statements, see "Selected Historical Combined Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus.

If we are unable to generate sufficient cash flow from our operations, our business, financial condition and results of operations may be materially and adversely affected.

              Following the separation and our IPO, we can no longer rely on Huntsman's earnings, assets, cash flow or credit, and we are responsible for obtaining and maintaining sufficient working capital and servicing our own debt. We may not generate sufficient funds to service our debt and meet our business needs, such as funding working capital or the expansion of our operations. Our ability to generate cash is subject in part to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If we are unable to generate sufficient cash or repay or refinance our debt as it becomes due, we may be forced to take disadvantageous actions, including reducing spending on marketing and new product innovation, reducing financing in the future for working capital, capital expenditures and general corporate purposes, selling assets or dedicating an unsustainable level of our cash flow from operations to the payment of principal and interest on our indebtedness. In addition, our ability to withstand competitive pressures and to react to changes in our industry could be impaired.

In connection with our separation from Huntsman, we agreed to indemnify Huntsman for certain liabilities, including those related to the operation of our business while it was still owned by Huntsman, and while Huntsman will indemnify us for certain liabilities, such indemnities may not be adequate.

              Pursuant to the separation agreement and other agreements with Huntsman, we agreed to indemnify Huntsman for certain liabilities, including those related to the operation of our business while it was still owned by Huntsman, in each case for uncapped amounts, as discussed further in "Certain Relationships and Related Party Transactions—Arrangements Between Huntsman and Our Company." Indemnity payments that we may be required to provide Huntsman may be significant and could negatively impact our business. Third parties could also seek to hold us responsible for liabilities that Huntsman has agreed to retain. Further, there can be no assurance that the indemnity from Huntsman for its retained liabilities will be sufficient to protect us against the full amount of such liabilities, or that Huntsman will be able to fully satisfy its indemnification obligations to us. Moreover, even if we ultimately succeed in recovering from Huntsman any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves.

As a result of being a public company, we incur additional expenses and our management is required to devote substantial time to complying with public company regulations.

              Historically, our operations were fully integrated within Huntsman, and we relied on Huntsman to provide certain corporate functions. We expect that our corporate and other costs will be approximately $50 million per year, consisting of $40 million of recurring selling, general and administrative costs to operate our business as a standalone public company, which is lower than expenses historically allocated to us from Huntsman, and approximately $10 million of costs that were previously embedded in the Huntsman Pigments and Additives division. As part of Huntsman, we enjoyed certain benefits from Huntsman's scale and purchasing power. As a separate, publicly traded company, we do not have similar negotiating leverage.

              The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the NYSE, have imposed increased regulation and disclosure and required enhanced corporate governance practices of public companies. We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard are likely to result in increased selling and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities.

              In addition, we are obligated to file with the SEC annual and quarterly information and other reports. We are also required to ensure that we have the ability to prepare financial statements that are fully compliant with all SEC reporting requirements on a timely basis.

In connection with the separation, Huntsman provides us with certain transitional services that may not be sufficient to meet our needs going forward. We may have difficulty finding supplemental or, ultimately, replacement services or be required to pay increased costs to supplement or, ultimately, replace these services.

              Prior to the separation, Huntsman and its subsidiaries provided us with certain administrative services required by us for the operation of our business, including, administrative, payroll, human resources, data processing, EHS, financial audit support, financial transaction support, other support services, information technology systems and various other corporate services. Pursuant to the transition services agreement entered into in connection with our IPO, we will continue to receive these services from Huntsman for a limited period of time. These services may not be provided at the same level as when we were a business segment within Huntsman, and we may not be able to obtain the same benefits that we received prior to our IPO. While these services are being provided to us by Huntsman, our operational flexibility to modify or implement changes with respect to such services or the amounts we pay for them is limited. After the expiration or termination of the transition services agreement, we may not be able to replace these services or enter into appropriate third-party agreements on terms and conditions, including cost, comparable to those that we receive from Huntsman under the transition services agreement. Any failure or significant downtime in our own administrative systems or in Huntsman's administrative systems during the transitional period could result in unexpected costs, impact our results and/or prevent us from paying our suppliers or employees and performing other administrative services on a timely basis. Although we intend to replace portions of the services currently provided by Huntsman, we may encounter difficulties replacing certain services or be unable to negotiate pricing or other terms as favorable as those we currently have in effect. We may also prove to be less effective at performing certain services that were previously provided to us by Huntsman and that are no longer provided by Huntsman under the transition services agreement. See "Certain Relationships and Related Party Transactions—Arrangements Between Huntsman and Our Company—Transition Services Agreement."

              We may experience unplanned disruptions to our operations in these facilities as a result of actions beyond our control. In some cases, we share control with Huntsman and differences in views between us and Huntsman may result in delays and may cause us to fail to achieve our planned operating performance. As a result, our results of operations could be adversely affected.

              The agreements between us and Huntsman were not made on an arm's length basis.

              The agreements we entered into with Huntsman in connection with our IPO and the separation, including, but not limited to, the separation agreement, tax matters agreement, employee matters agreement, registration rights agreement and transition services agreement, were negotiated in the context of our IPO and the separation while we were still a wholly-owned subsidiary of Huntsman. Accordingly, during the period in which the terms of those agreements were negotiated, we did not have an independent board of directors or a management team independent of Huntsman. As a result, the terms of those agreements may not reflect terms that would have resulted from arm's-length negotiations between unaffiliated third parties. The terms relate to, among other things, the allocation of assets, liabilities, rights and other obligations between Huntsman and us. See "Certain Relationships and Related Party Transactions—Arrangements Between Huntsman and Our Company" for a description of these obligations and the allocation of liabilities between Huntsman and us.

We could have significant tax liabilities for periods during which Huntsman operated our business.

              For any tax periods (or portions thereof) prior to the separation and our IPO, we or one or more of our subsidiaries will be included in consolidated, combined, unitary or similar tax reporting groups with Huntsman (including Huntsman's consolidated group for U.S. federal income tax purposes). Applicable laws (including U.S. federal income tax laws) often provide that each member of such a tax reporting group is liable for the group's entire tax obligation. Thus, to the extent Huntsman or other members of a tax reporting group of which we or one of our subsidiaries was a member fails to make any tax payments required by law, we could be liable for the shortfall. Huntsman will indemnify us for any taxes attributable to Huntsman and the internal reorganization and separation transactions that we or one of our subsidiaries are required to pay as a result of our (or one of our subsidiaries') membership in such a tax reporting group with Huntsman. We will also be responsible for any increase in Huntsman's tax liability for any period in which we or any of our subsidiaries are combined or consolidated with Huntsman to the extent attributable to our business (including any increase resulting from audit adjustments).

              In addition, we will also be responsible for any taxes due with respect to tax returns that include only us and/or our subsidiaries for tax periods (or portions thereof) prior to the separation and our IPO.

              Further, by virtue of Huntsman's controlling ownership and the tax matters agreement, Huntsman effectively controls all of our tax decisions in connection with any tax reporting group tax returns in which we (or any of our subsidiaries) are included. The tax matters agreement provides that Huntsman has sole authority to respond to and conduct all tax proceedings (including tax audits) and to prepare and file all such reporting group tax returns in which we or one of our subsidiaries are included on our behalf (including the making of any tax elections). This arrangement may result in conflicts of interest between Huntsman and us. See "Certain Relationships and Related Party Transactions—Arrangements Between Huntsman and Our Company—Tax Matters Agreement."

              In addition, for U.S. federal income tax purposes Huntsman will recognize a gain as a result of the internal restructuring and IPO to the extent the fair market value of the assets associated with our U.S. businesses exceeded the basis of such assets for U.S. federal income tax purposes at the time of the separation. As a result of such gain recognized, the basis of the assets associated with our U.S. businesses has increased. This basis step up gives rise to a deferred tax asset of $77 million that we recognized for the three months ended September 30, 2017. Pursuant to the tax matters agreement entered into at the time of the separation, we are required to make a future payment to Huntsman for any actual U.S. federal income savings we recognize as a result of any such basis increase for tax years through December 31, 2028. It is currently estimated (based on a value of our U.S. businesses derived from the IPO price of our ordinary shares and current tax rates) that the aggregate future payments required by this provision are expected to be approximately $73 million. We have recognized a noncurrent liability for this amount as of September 30, 2017. Moreover, any subsequent adjustment asserted by U.S. taxing authorities could increase the amount of gain recognized, the corresponding basis increase, and could result in a higher liability for us under the tax matters agreement.

              See note "9. Income Taxes" to our unaudited condensed consolidated and combined financial statements for the amount of our known contingent tax liabilities. We currently have no reason to believe that we have any unrecorded outstanding tax liabilities from prior years; however, due to the inherent complexity of tax law, the many countries in which we operate, and the unpredictable nature of tax authorities, we believe there is inherent uncertainty.

The amount of tax for which we are liable for taxable periods preceding the separation may be impacted by elections Huntsman makes on our behalf.

              Under the tax matters agreement, Huntsman has the right to make all elections for taxable periods preceding the separation and our IPO. As a result, the amount of tax for which we are liable for taxable periods preceding the separation and our IPO may be impacted by elections Huntsman makes on our behalf.

We may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares.

              A foreign corporation will be treated as a "passive foreign investment company," or "PFIC," for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets for any taxable year produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest and gains from the sale or exchange of investment property and rents and royalties other than certain rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business, but does not include income derived from the performance of services. U.S. shareholders of a

PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC.

              Based on the composition of our assets, income and a review of our activities we do not believe that we currently are a PFIC, and we do not expect to become a PFIC in future taxable years. However, our status as a PFIC in any taxable year will depend on our assets, income and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable years, and it is possible that the US. Internal Revenue Service ("IRS") would not agree with our conclusion, or the U.S. tax laws could change significantly. For additional information, see "Material Tax Considerations—Passive Foreign Investment Company Considerations."

The IRS may not agree that we are a foreign corporation for U.S. federal tax purposes.

              For U.S. federal tax purposes, a corporation is generally considered to be a tax resident of the jurisdiction of its organization or incorporation. Because we are incorporated under the laws of the U.K., we would be classified as a foreign corporation under these rules. Section 7874 of the U.S. Internal Revenue Code of 1986, as amended (the "Code") provides an exception to this general rule under which a foreign incorporated entity may, in certain circumstances, be classified as a U.S. corporation for U.S. federal income tax purposes.

              As part of the internal reorganization, we acquired assets, including stock of U.S. subsidiaries and assets previously held by U.S. corporations, from affiliates of Huntsman. Under Section 7874, we could be treated as a U.S. corporation for U.S. federal income tax purposes if Huntsman International is treated as receiving at least 80% (by either vote or value) of our shares by reason of holding shares in any U.S. subsidiary acquired by us or with respect to our acquisition of substantially all of the assets of any U.S. subsidiary, in each case, in the internal reorganization.

              It is currently not expected that Section 7874 will cause us or any of our affiliates to be treated as a U.S. corporation for U.S. tax purposes. However, the law and Treasury Regulations promulgated under Section 7874 are relatively new, complex and somewhat unclear, and there is limited guidance regarding the application of Section 7874. Moreover, the rules for applying Section 7874 are dependent upon the subjective valuation of certain of our U.S. assets and non-U.S. assets.

              Accordingly, there can be no assurance that the IRS will not challenge our status or the status of any of our foreign affiliates as a foreign corporation under Section 7874 or that such challenge would not be sustained by a court. If the IRS were to successfully challenge such status under Section 7874, we and our affiliates could be subject to substantial additional U.S. federal income tax liability. In addition, we and certain of our foreign affiliates are expected, regardless of any application of Section 7874, to be treated as tax residents of countries other than the United States. Consequently, if we or any such affiliate is treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874, we or such affiliate could be liable for both U.S. and non-U.S. taxes. For additional information, see "Material Tax Considerations—Tax Residence of the Company for U.S. Federal Income Tax Purposes."

Certain members of our board of directors and management may have actual or potential conflicts of interest because of their ownership of shares of common stock of Huntsman and the expected overlap of two members of our Board with the board of directors of Huntsman.

              Certain members of our board of directors and management own common stock of Huntsman or options to purchase common stock of Huntsman because of their current or prior relationships with Huntsman, which could create, or appear to create, potential conflicts of interest when our directors and executive officers are faced with decisions that could have different implications for Huntsman and us.

              In addition, the board of directors of each of us and Huntsman have two members in common, including Peter R. Huntsman and Sir Robert J. Margetts, which could create actual or potential conflicts of interest.

              So long as Huntsman beneficially owns ordinary shares representing at least a majority of the votes entitled to be cast by the holders of our outstanding ordinary shares, Huntsman can effectively control and direct our board of directors. Accordingly, we may not be able to resolve potential conflicts, and even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party.

              As a result of these actual or apparent conflicts of interest, we may be precluded from pursuing certain growth initiatives.

We are a "controlled company" within the meaning of the rules of the NYSE and, as a result, qualify for exemptions from certain corporate governance requirements. If we rely on such exemptions, you will not have the same protections afforded to shareholders of companies that are subject to such requirements.

              Huntsman controls a majority of the voting power of our outstanding ordinary shares. As a result, we are a "controlled company" within the meaning of the corporate governance standards of the NYSE. Under these standards, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements, including the requirement:

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  that a majority of the board of directors consist of independent directors;

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  that the nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;

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  that the compensation committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

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  for an annual performance evaluation of the nominating and corporate governance and compensation committees.

              We currently do not, and we do not intend in the future to, utilize the exemptions from the NYSE corporate governance standards available to controlled companies. We will cease to qualify as a controlled company once Huntsman ceases to own a majority of the voting power of our outstanding ordinary shares. See "Management."

Risks Related to Our Ordinary Shares and This Offering

The market price and trading volume of our ordinary shares may be volatile and you may not be able to resell your shares at or above the price at which you purchased them.

              The market price of our ordinary shares may be influenced by many factors, some of which are beyond our control, including those described above in "—Risks Related to Our Business" and the following:

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  the failure of securities analysts to cover our ordinary shares or changes in financial estimates by analysts;

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  our inability to meet the financial estimates of analysts who follow our ordinary shares;

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  our strategic actions;

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  our announcements of significant contracts, acquisitions, joint ventures or capital commitments;

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  general economic and stock market conditions;

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  changes in conditions or trends in our industry, markets or customers;

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  future sales of our ordinary shares or other securities; and

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  investor perceptions of the investment opportunity associated with our ordinary shares relative to other investment alternatives.

              As a result of these factors, holders of our ordinary shares may not be able to resell their shares at or above the price at which they purchased them or may not be able to resell them at all. These broad market and industry factors may materially reduce the market price of our ordinary shares, regardless of our operating performance. In addition, price volatility may be greater if trading volume of our ordinary shares is low.

A number of our shares are or will be eligible for future sale, which may cause the market price of our ordinary shares to decline.

              Any sales of substantial amounts of our ordinary shares in the public market or the perception that such sales might occur, in connection with this offering or otherwise, may cause the market price of our ordinary shares to decline and impede our ability to raise capital through the issuance of equity securities. See "Shares Eligible for Future Sale" for a discussion of possible future sales of our ordinary shares. Subject to the lock-up arrangements discussed below and our agreements with Huntsman described in "Certain Relationships and Related Party Transactions," we are not restricted from issuing additional ordinary shares, including any securities that are convertible into or exchangeable for, or that represent the right to receive, ordinary shares or any substantially similar securities.

              Prior to and following this offering, we will have outstanding 106,283,070 ordinary shares regardless of whether the underwriters exercise their option to purchase additional ordinary shares. Of these shares, the 22,700,000 shares sold in our IPO are, and the 18,000,000 shares (or 20,700,000 shares if the underwriters exercise their option to purchase additional ordinary shares in full) sold in this offering will be, freely tradable without restriction under the Securities Act, unless purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act ("Rule 144"). We cannot predict whether large amounts of our ordinary shares will be sold in the open market following this offering. We also cannot predict whether a sufficient number of buyers will be in the market at that time.

              In connection with our IPO, we filed a registration statement on Form S-8 to register our ordinary shares that are or will be reserved for issuance under the Venator Materials 2017 Stock Incentive Plan (the "LTIP"). Significant sales of our ordinary shares pursuant to our LTIP could also adversely affect the prevailing market price for our ordinary shares.

              In addition, following this offering, Huntsman will own 62,166,712 of our ordinary shares, or 59,466,712 if the underwriters exercise their option to purchase additional ordinary shares in full. In connection with the IPO and the separation, we and Huntsman entered into a Registration Rights Agreement, pursuant to which we agreed, upon the request of Huntsman, to use our best efforts to effect the registration under applicable securities laws of the disposition of our ordinary shares retained by Huntsman. Huntsman has advised us that it intends to continue to monetize its retained ownership stake in Venator following this offering. Subject to prevailing market and other conditions (including the terms of Huntsman's lock-up agreements), this future monetization may be effected in additional follow-on capital markets transactions or block transactions that permit an orderly distribution of

Huntsman's retained shares. Huntsman has no contractual obligation to retain any of our ordinary shares, except as described under "Underwriting."

              In connection with our IPO, we, our directors and executive officers at the time of our IPO, Huntsman International and the selling shareholder each entered into a lock-up agreement and thereby are subject to a lock-up period, meaning that they and their permitted transferees are not permitted to sell any of our ordinary shares for 180 days after the date of our IPO prospectus, without the prior consent of three of the four representatives of the underwriters to our IPO. Subject to applicable U.S. federal and state securities laws, after the expiration of the 180 day waiting period (or before, with consent of the underwriters to our IPO), the selling shareholder may sell any and all of our ordinary shares that it beneficially owns or distribute, or exchange, any or all of such ordinary shares to, or with, its stockholders. We have obtained a waiver from our lock-up agreement to submit this registration statement, and we and the selling shareholder expect to seek an additional waiver to conduct this offering, but the 180 day waiting period otherwise remains in effect.

              In connection with this offering, we, our directors and executive officers and the selling shareholder have each agreed to enter into a lock-up agreement described in "Underwriting" that restricts the sale of our ordinary shares for a period of 90 days after the date of this prospectus. Three of the four representatives of the underwriters may consent to the release of any of our ordinary shares subject to these lock-up agreements at any time without notice. Following the lock-up period, substantially all of the ordinary shares that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation organized in Delaware and these differences may make our ordinary shares less attractive to investors.

              We are incorporated under the laws of England and Wales. The rights of holders of our ordinary shares are governed by English law, including the provisions of the Companies Act 2006, and by our articles of association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations organized in Delaware, including with respect to preemptive rights, distribution of dividends, limitation on derivative suits, and certain heightened shareholder approval requirements. The principal differences are set forth in "Description of Share Capital—Differences in Corporate Law."

U.S. investors may have difficulty enforcing civil liabilities against the Company, our directors or members of senior management and the experts named in this prospectus.

              We are incorporated under the laws of England and Wales. The U.S. and the U.K. do not currently have a treaty providing for the recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. The enforceability of any judgment of a U.S. federal or state court in the U.K. will depend on the laws and any treaties in effect at the time, including conflicts of laws principles (such as those bearing on the question of whether a U.K. court would recognize the basis on which a U.S. court had purported to exercise jurisdiction over a defendant). In this context, there is doubt as to the enforceability in the U.K. of civil liabilities based solely on the federal securities laws of the U.S. In addition, awards for punitive damages in actions brought in the U.S. or elsewhere may be unenforceable in the U.K. An award for monetary damages under the U.S. securities laws would likely be considered punitive if it did not seek to compensate the claimant for loss or damage suffered and was intended to punish the defendant.

Provisions in our articles of association are intended to have anti-takeover effects that could discourage an acquisition of us by others, and may prevent attempts by shareholders to replace or remove our current management.

              Certain provisions in our articles of association are intended to have the effect of delaying or preventing a change in control or changes in our management. For example, our articles of association includes provisions that establish an advance notice procedure for shareholder resolutions to be brought before an annual meeting of our shareholders, including proposed nominations of persons for election to our board of directors. U.K. law also prohibits the passing of written shareholder resolutions by public companies. In addition, our articles of association provides that, in general, from and after the first date on which Huntsman ceases to beneficially own at least 15% of our outstanding voting shares, we may not engage in a business combination with an interested shareholder for a period of three years after the time of the transaction in which the person became an interested shareholder. These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management, even if these events would be beneficial for our shareholders. Please read "Description of Share Capital—Articles of Association and English Law Consideration—Anti-Takeover Provisions."

The U.K. City Code on Takeovers and Mergers, or the Takeover Code, may apply to the Company.

              The Takeover Code applies, among other things, to an offer for a public company whose registered office is in the U.K. (or the Channel Islands or the Isle of Man) and whose securities are not admitted to trading on a regulated market in the U.K. (or the Channel Islands or the Isle of Man) if the company is considered by the Panel on Takeovers and Mergers, or the Takeover Panel, to have its place of central management and control in the U.K. (or the Channel Islands or the Isle of Man). This is known as the "residency test." Under the Takeover Code, the Takeover Panel will determine whether we have our place of central management and control in the U.K. by looking at various factors, including the structure of our board of directors, the functions of the directors and where they are resident.

              If at the time of a takeover offer, the Takeover Panel determines that we have our place of central management and control in the U.K., we would be subject to a number of rules and restrictions, including but not limited to the following: (i) our ability to enter into deal protection arrangements with a bidder would be extremely limited; (ii) we might not, without the approval of our shareholders, be able to perform certain actions that could have the effect of frustrating an offer, such as issuing shares or carrying out acquisitions or disposals; and (iii) we would be obliged to provide equality of information to all bona fide competing bidders.

              Huntsman is interested in over 50% of our voting share capital, and therefore, even if the Takeover Panel were to determine that we were subject to the Takeover Code, Huntsman is able to increase its aggregate holding in us without triggering the requirement under Rule 9 of the Takeover Code to make a cash offer for the outstanding shares in the Company.

              A majority of our board of directors resides outside of the U.K., the Channel Islands and the Isle of Man. Based upon our current board and management structure and our intended plans for our directors and management, for the purposes of the Takeover Code, we are considered to have our place of central management and control outside the U.K., the Channel Islands or the Isle of Man. Therefore, the Takeover Code should not apply to us. It is possible that in the future circumstances could change that may cause the Takeover Code to apply to us.

Pre-emption rights for U.S. and other non-U.K. holders of shares may be unavailable.

              In the case of certain increases in our issued share capital, under English law, existing holders of shares are entitled to pre-emption rights to subscribe for such shares, unless shareholders dis-apply such rights by a special resolution at a shareholders' meeting. These pre-emption rights have been dis-applied for a period of five years by our shareholders in connection with our IPO and we intend to propose equivalent resolutions in the future once the initial period of dis-application has expired. We cannot assure prospective U.S. investors that any exemption from the registration requirements of the Securities Act or applicable non-U.S. securities laws would be available to enable U.S. or other non-U.K. holders to exercise such pre-emption rights or, if available, that we will utilize any such exemption.

We do not intend to pay dividends on our ordinary shares, and our debt agreements place certain restrictions on our ability to do so. Consequently, your only opportunity to achieve a return on your investment is if the price of our ordinary shares appreciates.

              We do not plan to declare dividends on our ordinary shares in the foreseeable future. Additionally, our debt agreements place certain restrictions on our ability to pay cash dividends. Consequently, unless we revise our dividend policy, your only opportunity to achieve a return on your investment in us will be if you sell your ordinary shares at a price greater than you paid for it. There is no guarantee that the price of our ordinary shares that will prevail in the market will ever exceed the price that you pay in this offering.

Transfers of our shares may be subject to stamp duty or stamp duty reserve tax in the U.K., which would increase the cost of dealing in our shares.

              Stamp duty or stamp duty reserve tax ("SDRT"), are imposed in the U.K. on certain transfers of chargeable securities (which include shares in companies incorporated in the U.K.) at a rate of 0.5% of the consideration paid for the transfer. Certain issues or transfers of shares to depositories or into clearance systems may be charged at a higher rate of 1.5%.

              You are strongly encouraged to hold your shares in book entry form through the facilities of The Depository Trust Company ("DTC"). Transfers of shares held in book entry form through DTC currently do not attract a charge to stamp duty or SDRT in the U.K. A transfer of title in the shares from within the DTC system out of DTC and any subsequent transfers that occur entirely outside the DTC system, will attract a charge to stamp duty at a rate of 0.5% of any consideration, which is payable by the transferee of the shares. Any such duty must be paid (and the relevant transfer document, if any, stamped by HM Revenue & Customs ("HMRC")) before the transfer can be registered in the books of Venator. However, if those shares are redeposited into DTC, the redeposit will attract stamp duty or SDRT at the rate of 1.5% to be paid by the transferor.

              In connection with our IPO, we put in place arrangements to require that shares held in certificated form cannot be transferred into the DTC system until the transferor of the shares has first delivered the shares to a depositary specified by us so that SDRT may be collected in connection with the initial delivery to the depositary. Any such shares will be evidenced by a receipt issued by the depositary. Before the transfer can be registered in our books, the transferor will also be required to put the depositary in funds to settle the resultant liability to SDRT, which will be charged at a rate of 1.5% of the value of the shares.

              If our shares are not eligible for deposit and clearing within the facilities of DTC, then transactions in our securities may be disrupted.

              The facilities of DTC are a widely-used mechanism that allow for rapid electronic transfers of securities between the participants in the DTC system, which include many large banks and brokerage firms. Our ordinary shares are currently eligible for deposit and clearing within the DTC system. We have entered into arrangements with DTC whereby we agreed to indemnify DTC for any SDRT that may be assessed upon it as a result of its service as a depository and clearing agency for our shares. However, DTC generally has discretion to cease to act as a depository and clearing agency for the shares. While we would pursue alternative arrangements to preserve our listing and maintain trading, any such disruption could have a material adverse effect on the market price of our ordinary shares.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our shares or if our operating results do not meet their expectations, our share price could decline.

              The trading market for our ordinary shares will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrades our ordinary shares or if our operating results do not meet their expectations, our share price could decline.

FORWARD-LOOKING STATEMENTS

              Certain information set forth in this prospectus contains "forward-looking statements" within the meaning the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than historical factual information are forward-looking statements, including without limitation statements regarding: projections of revenue, expenses, profit, margins, tax rates, tax provisions, cash flows, pension and benefit obligations and funding requirements, our liquidity position or other projected financial measures; management's plans and strategies for future operations, including statements relating to anticipated operating performance, cost reductions, restructuring activities, new product and service developments, competitive strengths or market position, acquisitions, divestitures, spin-offs, or other distributions, strategic opportunities, securities offerings, share repurchases, dividends and executive compensation; growth, declines and other trends in markets we sell into; new or modified laws, regulations and accounting pronouncements; legal proceedings, EHS matters, tax audits and assessments and other contingent liabilities; foreign currency exchange rates and fluctuations in those rates; general economic and capital markets conditions; the timing of any of the foregoing; assumptions underlying any of the foregoing; and any other statements that address events or developments that we intend or believe will or may occur in the future. In some cases, forward-looking statements can be identified by terminology such as "believes," "expects," "may," "will," "should," "anticipates" or "intends" or the negative of such terms or other comparable terminology, or by discussions of strategy. We may also make additional forward-looking statements from time to time. All such subsequent forward-looking statements, whether written or oral, by us or on our behalf, are also expressly qualified by these cautionary statements.

              Forward-looking statements are based on certain assumptions and expectations of future events which may not be accurate or realized. Forward-looking statements also involve risks and uncertainties, many of which are beyond our control. Important factors that may materially affect such forward-looking statements and projections include:

  •
  volatile global economic conditions;

  •
  cyclical and volatile TiO2 products markets;

  •
  highly competitive industries and the need to innovate and develop new products;

  •
  increased manufacturing regulations for some of our products, including the outcome of the pending potential classification of TiO2 as a carcinogen in the EU and any resulting increased regulation;

  •
  disruptions in production at our manufacturing facilities and our ability to cover resulting costs and lost revenue with insurance proceeds, including at our TiO2 manufacturing facility in Pori, Finland;

  •
  fluctuations in currency exchange rates and tax rates;

  •
  price volatility or interruptions in supply of raw materials and energy;

  •
  changes to laws, regulations or the interpretation thereof;

  •
  significant investments associated with efforts to transform our business;

  •
  differences in views with our joint venture participants;

  •
  high levels of indebtedness;

  •
  EHS laws and regulations;

  •
  our ability to obtain future capital on favorable terms;

  •
  seasonal sales patterns in our product markets;

  •
  legal claims against us, including antitrust claims;

  •
  our ability to adequately protect our critical information technology systems;

  •
  economic conditions and regulatory changes following the United Kingdom's likely exit from the EU;

  •
  failure to maintain effective internal controls over financial reporting and disclosure;

  •
  our indemnification of Huntsman and other commitments and contingencies;

  •
  financial difficulties and related problems experienced by our customers, vendors, suppliers and other business partners;

  •
  failure to enforce our intellectual property rights; our ability to effectively manage our labor force;

  •
  conflicts, military actions, terrorist attacks and general instability; and

  •
  our ability to realize the expected benefits of our separation from Huntsman.

              All forward-looking statements, including, without limitation, management's examination of historical operating trends, are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them, but there can be no assurance that management's expectations, beliefs and projections will result or be achieved. All forward-looking statements apply only as of the date made. We undertake no obligation to publicly update or revise forward-looking statements whether because of new information, future events or otherwise, except as required by securities and other applicable law.

              There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in or contemplated by this prospectus. Any forward-looking statements should be considered in light of the risks set forth in the section "Risk Factors" and elsewhere in this prospectus.

 USE OF PROCEEDS

              We will not receive any proceeds from the sale by the selling shareholder of our ordinary shares in this offering, including any ordinary shares offered if the underwriters exercise their option to purchase additional ordinary shares. For information about the selling shareholder, see "Security Ownership of Management and Selling Shareholder."

              Huntsman has informed us that it currently expects to use substantially all of the net proceeds of this offering to repay borrowings under certain Huntsman credit facilities. Certain of the underwriters or their affiliates are lenders, or agents or managers for the lenders, under certain Huntsman credit facilities and may receive proceeds as a result of repayment by Huntsman of these credit facilities. See "Underwriting."

 MARKET PRICE OF ORDINARY SHARES

              Our ordinary shares began trading on the NYSE under the symbol "VNTR" on August 3, 2017. Prior to that, there was no public market for our ordinary shares. The table below sets forth, for the periods indicated, the high and low sales prices per share of our ordinary shares since August 3, 2017.

	High	Low
Fourth Quarter (through November 24, 2017)	26.90	21.77
Third Quarter(1)	23.44	17.85

(1)
For the period from August 3, 2017 through September 30, 2017.

              On November 24, 2017, the closing price of our ordinary shares was $23.28 per share. As of September 30, 2017, we had approximately 3 holders of record of our ordinary shares. This number excludes owners for whom ordinary shares may be held in "street" name.

 DIVIDEND POLICY

              For the foreseeable future, we do not expect to pay dividends. However, we anticipate that our board of directors will consider the payment of dividends from time to time to return a portion of our profits to our shareholders when we experience adequate levels of profitability and associated reduced debt leverage. If our board of directors determines to pay any dividend in the future, there can be no assurance that we will continue to pay such dividends or the amount of such dividends. In addition, English law and our debt agreements place certain restrictions on our ability to pay cash dividends. For more information please see "Risk Factors—Risks Related to Our Ordinary Shares and This Offering."

 CAPITALIZATION

              The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2017 on a historical basis.

              The table below should be read in conjunction with "Summary Historical Combined Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical combined financial statements and the notes to those statements included elsewhere in this prospectus.

As of September 30, 2017
Historical
(Unaudited) (in millions)
Cash and Cash Equivalents	$186
Debt Outstanding
Senior credit facilities(1)	$368
5.75% Senior Notes due 2025(2)	370
Other debt	13

Total debt	751

Net Investment / Shareholders' Equity
Ordinary shares, $0.001 par value per share: 106,271,712 shares issued and outstanding	—
Additional paid-in capital	1,318
Accumulated deficit	(1)
Accumulated other comprehensive loss	(312)

Net investment/shareholders' equity	1,005

Total Capitalization	$1,756

(1)
As of September 30, 2017, we had borrowings of $375 million in aggregate principal amount under our term loan facility due 2024 presented at carrying value of $368 million, and no borrowings under our ABL facility. Assuming all proposed borrowers currently participate in the facility, the borrowing base calculation as of September 30, 2017 is in excess of $268 million. To participate in the facility, each borrower is required to deliver certain documentation and security agreements to the satisfaction of the administrative agent, some of which are not fully satisfied, reducing the borrowing base calculation as of September 30, 2017 to $234 million.

(2)
The $375 million of senior debt is presented at its carrying value of $370 million.

 SELECTED HISTORICAL CONSOLIDATED AND COMBINED FINANCIAL DATA

              Set forth below is selected historical combined information for the periods indicated. The historical unaudited condensed consolidated and combined financial information for the nine months ended September 30, 2017 and 2016 and the balance sheet data as of September 30, 2017 have been derived from our unaudited condensed consolidated and combined financial statements included elsewhere in this prospectus. The historical unaudited condensed combined financial data as of September 30, 2016 has been derived from our unaudited accounting records not included in this prospectus. The unaudited condensed consolidated and combined financial statements have been prepared on the same basis as our audited combined financial statements, except as stated in the related notes thereto, and include all normal recurring adjustments that, in the opinion of management, are necessary to present fairly our financial condition and results of operations for such periods. The results of operations for the nine months ended September 30, 2017 and 2016 presented below are not necessarily indicative of results for the entire fiscal year. The historical combined financial information as of December 31, 2016 and 2015 and for the fiscal years ended December 31, 2016, 2015 and 2014 has been derived from our audited combined financial statements included elsewhere in this prospectus. The historical combined financial information as of December 31, 2014, 2013 and 2012 has been derived from our unaudited accounting records not included in this prospectus.

              Prior to the separation, our operations were included in Huntsman's financial results in different legal forms, including but not limited to: (1) wholly-owned subsidiaries for which the Titanium Dioxide and Performance Additives businesses were the sole businesses; (2) legal entities which were comprised of other businesses and include the Titanium Dioxide and/or Performance Additives businesses; and (3) variable interest entities in which the Titanium Dioxide and Performance Additives businesses were the primary beneficiaries. The unaudited condensed consolidated and combined financial statements include all revenues, costs, assets, liabilities and cash flows directly attributable to us. The unaudited condensed consolidated and combined financial statements also include allocations of direct and indirect corporate expenses through the date of the separation, which are based upon an allocation method that in the opinion of management is reasonable. Because the historical condensed consolidated and combined financial information for the periods indicated reflect the combination of these legal entities under common control, the historical condensed consolidated and consolidated financial information includes the results of operations of other Huntsman businesses that are not a part of our operations after the separation. We report the results of those other businesses as discontinued operations. Please see note "26. Discontinued Operations" to our combined financial statements and note "3. Discontinued Operations" to our unaudited condensed consolidated and combined financial statements.

              The historical combined statements of operations also include expense allocations for certain functions and centrally-located activities performed by Huntsman through the date of the separation. These functions include executive oversight, accounting, procurement, operations, marketing, internal audit, legal, risk management, finance, tax, treasury, information technology, government relations, investor relations, public relations, financial reporting, human resources, ethics and compliance, and certain other shared services. These expense allocations do not reflect certain changes to our expenses as a result of the separation. For more information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Comparability of Our Historical Financial Results of Operations to Our Future Financial Results of Operations."

              In addition, our historical combined financial information has been derived from Huntsman's historical accounting records and is presented on a stand-alone basis as if the operations of the Titanium Dioxide, Performance Additives and other businesses had been conducted separately from Huntsman. However, the Titanium Dioxide, Performance Additives and other businesses segments did not operate as a stand-alone entity for the periods presented and, as such, the historical combined financial statements may not be indicative of the financial position, results of operations and cash flows had the Titanium Dioxide, Performance Additives and other businesses segments been a stand-alone company. See "Risks Related to Our Relationship with Huntsman—Our historical financial information may not be representative of the results we would have achieved as a stand-alone public company and may not be a reliable indicator of our future results."

              The financial statements included elsewhere in this prospectus may not necessarily reflect our financial position, results of operations and cash flows as if we had operated as a stand-alone public company during all periods presented. Accordingly, our historical results should not be relied upon as an indicator of our future performance.

              The following selected historical combined financial data should be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Certain Relationships and Related Party Transactions—Arrangements Between Huntsman and Our Company" and our historical combined financial statements and related notes thereto appearing elsewhere in this prospectus.

	Three Months Ended September 30,		Nine Months Ended September 30,		Year Ended December 31,
	2017	2016	2017	2016	2016	2015	2014	2013	2012
	(in millions, except per share amounts)
Statement of Operations Data:
Revenues	$582	$532	$1,681	$1,648	$2,139	$2,162	$1,549	$1,269	$1,435
Income (loss) from continuing operations	53	(4)	66	(81)	(85)	(362)	(171)	(46)	162
Income (loss) from continuing operations attributable to Venator Materials PLC ordinary shareholders	.48	(.07)	.55	(.84)	(.89)	(3.47)	(1.63)	(.43)	1.52
Balance Sheet Data (at period end):
Total assets	2,724	2,840	2,724	2,840	2,661	3,413	3,933	2,313	2,247
Total long-term liabilities	1,157	1,461	1,157	1,461	1,309	1,477	1,579	548	484
Total assets from continuing operations(1)	$2,724	$2,609	$2,724	$2,609	$2,535	$3,205	$3,722	$2,131	$2,072
Total long-term liabilities from continuing operations(2)	1,157	1,337	1,157	1,337	1,231	1,359	1,447	430	371

(1)
Defined as total assets less current assets of discontinued operations and noncurrent assets of discontinued operations.

(2)
Defined as total long-term liabilities less noncurrent liabilities of discontinued operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

              The following discussion and analysis of financial condition and results of operations (MD&A) should be read in conjunction with the information under the headings "Risk Factors," "Selected Historical Consolidated and Combined Financial Data" and "Business," as well as the audited combined financial statements, unaudited condensed consolidated and combined financial statements and the related notes thereto, all appearing elsewhere in this prospectus.

              The following MD&A gives effect to (a) the recast as described in note "3. Discontinued Operations" to our unaudited condensed consolidated and combined financial statements and note "26. Discontinued Operations" to our combined financial statements and (b) the restatement as described in note "25. Restatement of Combined Statements of Cash Flows" to our combined financial statements. Except when the context otherwise requires or where otherwise indicated, (1) all references to "Venator," the "Company," "we," "us" and "our" refer to Venator Materials PLC and its subsidiaries, or, as the context requires, the historical Pigments and Additives business of Huntsman, (2) all references to "Huntsman" refer to Huntsman Corporation, our controlling shareholder, and its subsidiaries, (3) all references to the "Titanium Dioxide" segment or business refer to the TiO2 business of Venator, or, as the context requires, the historical Pigments and Additives segment of Huntsman and the related operations and assets, liabilities and obligations, (4) all references to the "Performance Additives" segment or business refer to the functional additives, color pigments, timber treatment and water treatment businesses of Venator, or, as the context requires, the Pigments and Additives segment of Huntsman and the related operations and assets, liabilities and obligations, (5) all references to "other businesses" refer to certain businesses that Huntsman retained in connection with the separation and that are reported as discontinued operations in our condensed consolidated and combined financial statements, (6) all references to "Huntsman International" refer to Huntsman International LLC, a wholly-owned subsidiary of Huntsman and the entity through which Huntsman operates all of its businesses, (7) all references to the "selling shareholder" refer to Huntsman (Holdings) Netherlands B.V., a wholly-owned subsidiary of Huntsman and the entity through which Huntsman is selling our ordinary shares in this offering, (8) we refer to the internal reorganization prior to our IPO, the separation transactions initiated to separate the Venator business from Huntsman's other businesses, including the entry into and effectiveness of the separation agreement and ancillary agreements, and the Senior Credit Facilities and Senior Notes, including the use of the net proceeds of the Senior Credit Facilities and the Senior Notes, which were used to repay intercompany debt we owed to Huntsman and to pay related fees and expenses, as the "separation" and (9) the "Rockwood acquisition" refers to Huntsman's acquisition of the performance and additives and TiO2 businesses of Rockwood completed on October 1, 2014.

              This MD&A contains forward-looking statements concerning trends or events potentially affecting our business or future performance, including, without limitation, statements relating to our plans, strategies, objectives, expectations and intentions. The words "aim," "anticipate," "believe," "budget," "continue," "could," "effort," "estimate," "expect," "forecast," "goal," "guidance," "intend," "likely," "may," "might," "objective," "outlook," "plan," "potential," "predict," "project," "seek," "should," "target, "will" or "would" and similar expressions identify forward-looking statements. We do not undertake to update, revise or correct any of the forward-looking information unless required to do so under the federal securities laws. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements contained in this prospectus. See "Forward-Looking Statements" and "Risk Factors."

Basis of Presentation

              Prior to the separation, our operations were included in Huntsman's financial results in different legal forms, including but not limited to: (1) wholly-owned subsidiaries for which the Titanium Dioxide and Performance Additives businesses were the sole businesses; (2) legal entities which are comprised of other businesses and include the Titanium Dioxide and/or Performance Additives businesses; and (3) variable interest entities in which the Titanium Dioxide and Performance Additives businesses are the primary beneficiaries. The unaudited condensed consolidated and combined financial statements include all revenues, costs, assets, liabilities and cash flows directly attributable to us. The unaudited condensed consolidated and combined financial statements also include allocations of direct and indirect corporate expenses through the date of the separation, which are based upon an allocation method that in the opinion of management is reasonable. Because the historical condensed consolidated and combined financial information for the periods indicated reflect the combination of these legal entities under common control, the historical condensed consolidated and consolidated financial information includes the results of operations of other Huntsman businesses that are not a part of our operations after the separation. We report the results of those other businesses as discontinued operations. Please see note "26. Discontinued Operations" to our combined financial statements and note "3. Discontinued Operations" to our unaudited condensed consolidated and combined financial statements.

              In addition, the unaudited condensed consolidated and combined financial statements have been prepared from Huntsman's historical accounting records through the separation and are presented on a stand-alone basis as if our operations had been conducted separately from Huntsman; however, prior to the separation, we did not operate as a separate, stand-alone entity for the periods presented and, as such, the condensed consolidated and combined financial statements reflecting balances and activity prior to the separation, may not be indicative of the financial position, results of operations and cash flows had we been a stand-alone company.

              For purposes of these combined financial statements and unaudited condensed consolidated and combined financial statements, all significant transactions with Huntsman International have been included in group equity. All intercompany transactions within the consolidated business have been eliminated.

Overview

              We are a leading global manufacturer and marketer of chemical products that improve the quality of life for downstream consumers and promote a sustainable future. Our products comprise a broad range of innovative chemicals and formulations that bring color and vibrancy to buildings, protect and extend product life, and reduce energy consumption. We market our products globally to a diversified group of industrial customers through two segments: Titanium Dioxide, which consists of our TiO2 business, and Performance Additives, which consists of our functional additives, color pigments, timber treatment and water treatment businesses. We are a leading global producer in many of our key product lines, including TiO2, color pigments and functional additives, a leading North American producer of timber treatment products and a leading European producer of water treatment products.

Factors Affecting Comparability of Our Historical Financial Results of Operations to Our Future Financial Results of Operations

              Following the completion of the separation and our IPO, we are operating as a stand-alone company and, as a result, our future results of operations subsequent to the separation and our IPO may not be comparable to the historical results of operations for the periods presented, primarily because:

  •
  The combined statements of operations and interim condensed consolidated and combined income statement also include expense allocations for certain functions and centrally-located activities historically performed by Huntsman through the separation. These functions include executive oversight, accounting, procurement, operations, marketing, internal audit, legal, risk management, finance, tax, treasury, information technology, government relations, investor relations, public relations, financial reporting, human resources, ethics and compliance, and certain other shared services. These allocations are based primarily on specific identification of time or activities associated with us, employee headcount or our relative size compared to Huntsman. Our management believes the assumptions underlying the combined financial statements, including the assumptions regarding allocating expenses from Huntsman, are reasonable. Following our IPO, Huntsman continues to provide some services related to these functions on a transitional basis for a fee. These services are provided under the transition services agreement described in "Certain Relationships and Related Party Transactions—Arrangements Between Huntsman and Our Company." Following our IPO, we have assumed responsibility for all our standalone public company costs, including the costs of corporate services previously provided by Huntsman.

  •
  Our recurring selling, general and administrative expense (including any incremental stand-alone public company expense) is lower than costs historically allocated to legal entities which continue to be a part of Venator following our IPO as reflected in our statement of operations for the year ended December 31, 2016. The reduction in selling, general and administrative expense on a consolidated basis principally relates to lower expected overhead costs for us relative to the allocation from Huntsman included in our historical statements of operations with respect to (i) finance, accounting, compliance, investor relations, treasury, internal audit and legal personnel, (ii) information technology costs (iii) professional fees associated with legal and other services, and (iv) executive compensation. We expect that our corporate and other costs will be approximately $50 million per year, consisting of $40 million of recurring selling, general and administrative costs to operate our business as a standalone public company, which is lower than expenses historically allocated to us from Huntsman, and approximately $10 million of costs that were previously embedded in the Huntsman Pigments and Additives division. Actual expenses could vary from this estimate and such variations could be material. Subject to the terms of the separation agreement, nonrecurring third-party costs and expenses that are related to the separation, other than the debt-related costs, and incurred prior to the separation date will generally be paid by Huntsman. We expect such nonrecurring amounts to include costs to separate and/or duplicate information technology systems, outside legal and accounting fees, and similar costs.

  We have historically participated in Huntsman's corporate treasury management program and have not incurred or carried any third-party debt (other than capital leases). Excess cash generated by our business has been distributed to Huntsman, and likewise our cash needs have been provided by Huntsman. Accordingly, we have not included third-party debt (other than capital leases) or related interest expense in our combined financial statements because there was no specifically identifiable third-party debt associated with our operations. In connection with our IPO, we entered into new financing arrangements and incurred new debt, including borrowings of $375 million under the term loan facility. We also entered into a $300 million ABL facility. In addition, the Issuers issued $375 million in aggregate principal amount of 5.75% Senior Notes due 2025. Promptly following consummation of the separation transactions to separate us from Huntsman, the proceeds of the Senior Notes offering were released from escrow and we used the net proceeds of the Senior Notes offering and borrowings under the term loan facility to repay approximately $732 million of net intercompany debt owed to Huntsman and to pay related fees and expenses of approximately $18 million.

  •
  As a result, the capitalization of our business is different and we will incur cash interest expenses as well as amortization of financing costs which will be different than the interest costs that were incurred under the treasury management program.

  •
  We have instituted competitive compensation policies and programs as a standalone public company, the expense for which differs from the compensation expense allocated by Huntsman in our combined financial statements.

  •
  We are comprised of operations in various tax jurisdictions. Our operations were included in Huntsman's financial results in different legal forms, including but not limited to wholly-owned subsidiaries for which we were the sole business, components of legal entities in which we operated in conjunction with other Huntsman businesses and variable interest entities in which we are the primary beneficiary.

  Similarly, our tax obligations and filings were included in different legal forms, including, but not limited to, legal entities in certain countries where fiscal unity or consolidation is allowed or required with other Huntsman businesses, components of legal entities in which we operated in conjunction with other Huntsman businesses, and legal entities which file separate tax returns in their respective tax jurisdictions.

  The combined financial statements have been prepared from Huntsman's historical accounting records and are presented on a stand-alone basis as if our operations had been conducted separately from Huntsman; however, we did not operate as a separate, stand-alone entity for the periods presented and, as such, the tax results and attributes presented in our combined financial statements would not be indicative of the income tax expense or benefit, income tax related assets and liabilities and cash taxes had we been a stand-alone company.

  The combined financial statements have been prepared to reflect our current legal structure such that the historical results of legal entities are presented as follows: The historical tax results of legal entities which file separate tax returns in their respective tax jurisdictions and which need no restructuring before being contributed to us are included without adjustment, including the inclusion of any currently held subsidiaries. The historical tax results of legal entities in which we operated in conjunction with other Huntsman businesses that have been retained by Huntsman following the separation for which new legal entities were formed for our operations are presented on a stand-alone basis as if their operations had been conducted separately from Huntsman and any adjustments to current taxes payable have been treated as adjustments to parent's net investment and advances. The historical tax results of legal entities in which we operated in conjunction with other Huntsman businesses for which the Huntsman business has been transferred out to different legal entities have been presented without adjustment, including the historical results of the other Huntsman businesses which are unrelated to our continuing operating businesses.

  Pursuant to tax-sharing agreements, subsidiaries of Huntsman are charged or credited, in general, with an amount of income taxes as if they filed separate income tax returns. Adjustments to current income taxes payable by us have been treated as adjustments to parent's net investment and advances. In addition, for U.S. federal income tax purposes Huntsman will recognize a gain as a result of the internal restructuring and IPO to the extent the fair market value of the assets associated with our U.S. businesses exceeded the basis of such assets for U.S. federal income tax purposes at the time of the separation. As a result of such gain, the basis of the assets associated with our U.S. businesses has increased. This basis step up gives rise to a deferred tax asset of $77 million that we recognized for the three months ended September 30, 2017. Pursuant to the tax matters agreement entered into at the time of the separation, we are required to make a future payment to Huntsman for any actual U.S. federal income savings we recognize as a result of any such basis increase for tax years through December 31, 2028. It is currently estimated (based on a value of our U.S. businesses derived from the IPO price of our ordinary shares and current tax rates) that the aggregate future payments required by this provision are expected to be approximately

    $73 million. We have recognized a noncurrent liability for this amount as of September 30, 2017. Moreover, any subsequent adjustment asserted by U.S. taxing authorities could increase the amount of gain recognized, the corresponding basis increase, and could result in a higher liability for us under the tax matters agreement. For more information regarding risks related to the tax matters agreement, please see "Risk Factors—Risks Related to Our Relationship with Huntsman" and "Certain Relationships and Related Party Transactions—Arrangements Between Huntsman and Our Company—Tax Matters Agreement."
    We include the U.S. Titanium Dioxide and Performance Additives subsidiaries of Huntsman International which are treated for U.S. tax purposes as divisions of Huntsman International. Huntsman International is included in the U.S. consolidated tax return of its parent, Huntsman. A 2% U.S. state income tax rate (net of federal benefit) was estimated for us based upon the estimated apportionment factors and actual income tax rates in state tax jurisdictions where we have nexus. U.S. foreign tax credits relating to taxes paid by non-U.S. business entities have been generated and utilized by Huntsman. On a separate entity basis, these foreign tax credits would not have been generated or utilized. Therefore, no additional allocation of Huntsman foreign tax credits was necessary. Additionally, Huntsman had no U.S. net operating loss carryforward amounts or similar attributes to allocate to us. We believe this methodology is reasonable and complies with Staff Accounting Bulletin Topic 1B, Allocation of Expenses and Related Disclosure in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity.

              In addition, there were acquisitions, dispositions and restructuring initiatives completed in the periods presented that will impact the comparability of the historical results of operations for the periods presented and to future periods, primarily comprising the following:

  •
  On October 1, 2014, Huntsman completed the acquisition of the TiO2 and performance additives businesses of Rockwood. Huntsman paid $1.02 billion in cash and assumed certain unfunded pension liabilities in connection with the Rockwood acquisition and subsequently contributed these businesses to our Titanium Dioxide and Performance Additives segments. In connection with securing certain regulatory approvals required to complete the Rockwood acquisition, Huntsman sold our TiO2 TR52 product line used in printing inks to Henan Billions Chemicals Co., Ltd. ("Henan") in December 2014.

  •
  In 2014, our Titanium Dioxide and Performance Additives businesses began taking significant actions to improve their global competitiveness and implemented a comprehensive restructuring program. In connection with this restructuring program, the Titanium Dioxide and Performance Additives segments recorded significant charges relating to workforce reductions, pension related charges and other restructuring costs that impact comparability of our historical financial statements as well as future financial statements. Following our IPO, we incurred charges related to this restructuring program. As of September 30, 2017, we had approximately $41 million of reserves accrued for our remaining Titanium Dioxide and Performance Additives segments restructuring liabilities, approximately $37 million of which was classified as current.

  •
  In February 2015, Huntsman announced a plan to close the black end manufacturing operations and ancillary activities at our Calais, France site, which will reduce our TiO2 nameplate capacity by approximately 100,000 metric tons or 11% of our global TiO2 capacity. In 2015, the Titanium Dioxide segment began to accelerate depreciation on the affected assets and recorded accelerated depreciation in 2015 of $68 million as restructuring, impairment and plant closing costs. In addition, during 2015, the Titanium Dioxide segment recorded charges of $30 million primarily for workforce reductions and non-cash charges of $17 million and, in the first quarter of 2016, recorded further restructuring charges of $1 million.

  •
  In March 2017, we announced a plan to close the white end finishing and packaging operations of our TiO2 manufacturing facility at our Calais, France site, the timing of the completion of which remains subject to any necessary governmental approvals. The announced plan follows the 2015 announcement of the closure of the black end manufacturing operations and would result in the closure of the entire facility. In connection with this closure, we recorded restructuring expense of $34 million in the nine months ended September 30, 2017. We recorded $8 million of accelerated depreciation on the remaining long-lived assets associated with this manufacturing facility during the nine months ended September 30, 2016. We expect to incur additional charges of approximately $45 million for this facility closure through the end of 2021.

  •
  During the fourth quarter of 2015, we determined that our South African asset group was impaired and recorded an impairment charge of $19 million. On July 6, 2016, we announced plans to close our South African TiO2 manufacturing facility. We recorded restructuring expenses of approximately $3 million in the nine months ended September 30, 2017 and approximately $6 million in the year ended December 31, 2016. Additionally, we recorded an impairment charge of $1 million during the second quarter of 2016. The majority of the long-lived assets associated with this manufacturing facility were impaired in the fourth quarter of 2015. We expect to incur additional charges of approximately $3 million through the end of the third quarter of 2018.

  •
  On January 30, 2017, our TiO2 manufacturing facility in Pori, Finland experienced fire damage and we continue to repair the facility. Prior to the fire, 60% of the site capacity produced specialty products which, on average, contributed greater than 75% of the site EBITDA from January 1, 2015 through January 30, 2017. The Pori facility had a nameplate capacity of up to 130,000 metric tons per year, which represented approximately 17% of our total TiO2 capacity and approximately 2% of total global TiO2 demand. We are currently operating at 20% of total prior capacity but producing only specialty products, and we currently intend to restore manufacturing of the balance of these more profitable specialty products by the fourth quarter of 2018. The remaining 40% of site capacity is more commoditized and we will determine if and when to rebuild this commoditized capacity depending on market conditions, costs and projected long term returns relative to our other investment opportunities.

  We have recorded a loss of $31 million for the write-off of fixed assets and lost inventory in other operating income, net in our condensed consolidated and combined statements of operations for the nine months ending September 30, 2017. In addition, we recorded a loss of $18 million of costs for cleanup of the facility in other operating income, net through September 30, 2017. The site is insured for property damage as well as business interruption losses subject to retained deductibles of $15 million and 60 days, respectively, with an aggregate limit of $500 million. Due to prevailing strong market conditions, our TiO2 selling prices continue to improve and our business is benefitting from the resulting improved profitability and cash flows. This also has the effect of increasing our total anticipated business interruption losses from the Pori site. We currently believe the combination of increased TiO2 profitability and recently estimated reconstruction costs will result in combined business interruption losses and reconstruction costs in excess of our $500 million aggregate insurance limit. We currently expect to contain these over-the-limit costs within $100 million to $150 million, and to account for them as capital expenditures and fund them from cash from operations, which will decrease our liquidity in the periods those costs in excess of our insurance limits are incurred. However, these are preliminary estimates based on a number of significant assumptions, and as a result uninsured costs could exceed current estimates. Factors that could materially impact our current estimates include our actual future TiO2 profitability and related impact on our business interruption losses; the accuracy of our current property damage estimates; the actual costs and timing of our reconstruction efforts; the extent to which we rebuild the 40% of site capacity that produces commoditized products; our ability to secure government subsidies related to our reconstruction efforts; and a number of other significant market and facility-related assumptions. Please see "Risk Factors—Risks Related to our Business—Disruptions in production at our manufacturing facilities, including our Pori facility, may have a material adverse impact on our business, results of operations and/or financial condition."

    The fire at our Pori facility did not have a material impact on our 2017 third quarter operating results as losses incurred were offset by insurance proceeds. We received $141 million of non-refundable partial progress payments from our insurer through September 30, 2017 and we received an additional $112 million payment on October 9, 2017. During the first nine months of 2017, we recorded $128 million of income related to property damage and business interruption insurance recoveries in other operating income, net and cost of goods sold in our condensed consolidated and combined statements of operations to offset property damage and business interruption losses recorded during the period. We recorded $17 million as deferred income in accrued liabilities as of September 30, 2017 for insurance proceeds received for costs not yet incurred. The difference between payments received from our insurers of $141 million and the sum of income of $128 million and deferred income of $17 million is related to the foreign exchange movements of the U.S. Dollar against the Euro during the first nine months of the year.

    If we experience delays in construction or equipment procurement relative to the expected restart of the Pori facility, or we lose customers to alternative suppliers or our insurance proceeds do not timely cover our property damage and other losses, our business may be adversely impacted. See "Risk Factors—Risks Related to Our Business—Disruptions in production at our manufacturing facilities may have a material adverse impact on our business, results of operations and/or financial condition."

  •
  We continue to implement business improvements in our Titanium Dioxide and Performance Additives businesses, which we expect to be completed by the end of 2018 and continue to provide contributions to Adjusted EBITDA. Of the $60 million we previously estimated for annualized savings, we have already realized approximately $15 million of savings through the third quarter of 2017 as a result of these programs, including approximately $9 million of savings realized in the third quarter of 2017. If successfully implemented, we expect the general cost reductions and optimization of our manufacturing network to result in additional increases to our adjusted EBITDA of approximately $45 million per year by the first quarter of 2019, with additional projected increases to adjusted EBITDA from volume growth (primarily via the launch of new products). We currently estimate that these business improvements will require approximately $75 million of cash restructuring costs through 2020.

Raw Material Costs

              The primary variable manufacturing costs in our TiO2 business are titanium-bearing feedstocks and energy.

              Feedstocks are available in different forms, including ilmenite, sulfate slag, synthetic rutile and chloride slag. Our manufacturing facilities use the different forms in varying proportions depending on their technology and configuration. We incurred manufacturing costs of $388 million and $440 million for the years ended December 31, 2016 and 2015, respectively, in relation to feedstocks.

              The energy used in TiO2 manufacturing includes electricity, gas and steam. The costs in each location primarily depend on the plant design and prevailing market prices. The manufacturing costs of energy for the years ended December 31, 2016 and 2015 were $183 million and $218 million, respectively.

Business Environment and Industry Outlook

              Global TiO2 demand growth rates tend to track global GDP growth rates over the medium term; however, this varies by region. Developed markets such as the U.S. and Western Europe exhibit higher consumption per person but lower demand growth rates, while emerging markets such as Asia exhibit higher demand growth rates. The TiO2 industry experiences some seasonality in sales reflecting the high exposure to seasonal coatings end-use markets. Coating sales generally peak during the spring and summer months in the northern hemisphere, resulting in greater sales volumes during the second and third quarters of the year.

              We are one of the six major producers of TiO2 in the world that collectively account for approximately 60% of global TiO2 production capacity according to TZMI. Producers of the remaining 40% are primarily single-plant producers that focus on regional sales. TiO2 supply has historically kept pace with increases in demand as producers increased capacity through low cost incremental debottlenecks, efficiency improvements and, more recently, new capacity additions mainly in China. During periods of low TiO2 demand, the industry experiences high stock levels and consequently reduces production to manage working capital. Pricing in the industry is driven primarily by the supply/demand balance.

              Global TiO2 sales in 2016 were approximately 6.0 million metric tons, generating approximately $12.6 billion in industry-wide revenues based on data provided by TZMI. TZMI forecasts that 2017 global TiO2 sales will increase to 6.1 million metric tons, generating approximately $16 billion in industry-wide revenues. The global TiO2 market is highly competitive, and competition is based primarily on product price, quality and technical service. We face competition from producers using the chloride process as well as those using the sulfate process. Due to the ease of transporting TiO2, there is also competition between producers with facilities in different geographies. Over the last decade, there has been substantial growth in TiO2 demand in emerging economies, notably Asia. The growing demand in Asia has consumed the majority of Chinese production. We operate primarily in markets where our product quality and service are valued or preferred by our customers and differentiate us from Chinese TiO2 competitors. Cost advantages are typically driven by the scale of the plant, type of feedstock, source of energy and cost of local labor. We are generally able to reduce production costs by finding innovative solutions to convert the by-products arising from our sulfate process into value-adding co-products. Today, approximately 60% of all by-products of our sulfate processes are sold as co-products, and we are one of the largest producers of sulfate co-products in the world, including gypsum, copperas and other iron salts. The profitability of a plant is not solely related to its cost structure, but also importantly to its slate of manufactured products. We believe our differentiated and specialty products, along with our ability to profitably commercialize the associated co-products, enhance our plants' overall efficiency and resulting profitability. With our competitive cost structure, and our slate of differentiated and specialty products, we believe we are well positioned to compete in a cyclical market.

              The primary raw materials that are used to produce TiO2 are various types of titanium feedstock, which include ilmenite, rutile, titanium slag (chloride slag and sulfate slag) and synthetic rutile. According to TZMI, the world market for titanium-bearing ores has a diverse range of suppliers with the four largest accounting for approximately 40% of global supply. The majority of the titanium-bearing ores market is transacted on short-term contracts, or longer-term volume contracts with market-based pricing re-negotiated several times per year. This form of market-based ore contract provides flexibility and responsiveness in terms of pricing and quantity obligations.

              Historically, the market for large volume TiO2 applications, including coatings, paper and plastics, has experienced alternating periods of tight supply, causing prices and margins to increase, followed by periods of lower capacity utilization, resulting in declining prices and margins. The volatility this market experiences occurs as a result of significant changes in the demand for products as a consequence of global economic activity and changes in customers' requirements. The supply-demand balance is also impacted by capacity additions or reductions that result in changes of utilization rates. In addition, TiO2 margins are impacted by significant changes in major input costs such as energy and feedstock. We expect that there may be modest increases in raw material costs in our Titanium Dioxide segment in the near term.

              Profitability for TiO2 previously reached a peak in 2011, with significantly higher prices than our current TiO2 prices. Following the peak, utilization rates dropped in 2012 as demand fell due to weaker economic conditions, industry de-stocking and the addition of new TiO2 capacity. There was an associated decline in prices and margins. Over the following three years, demand recovered slowly; however, this modest demand improvement did not result in any significant increase in operating rates, and TiO2 prices consequently declined throughout the period. After reaching a trough in the first quarter of 2016, supply/demand fundamentals began improving in 2016 primarily due to strong global demand growth and some capacity rationalizations, including Chinese environmental reform, which has constrained Chinese TiO2 production. Though the TiO2 market has improved significantly, TiO2 prices remain below the most recent historically high average prices in 2011 and 2012. If the prices further increase, coupled with our expected additional savings through our business improvement program, we expect our TiO2 margins to further increase. With approximately 72% of our revenue during the twelve months ended September 30, 2017 being derived from TiO2 sales, we believe further improvements in TiO2 margins should result in increased profitability and cash flow generation.

              We estimate that the global demand for iron oxide pigments was approximately 1.3 million metric tons for 2016. Approximately 45% of this demand was generated from Asia, with Europe representing approximately 23% of demand and North America representing approximately 21% of demand. The construction industry consumes approximately 45% of colored iron oxide pigments, where the products are used for the coloring of manufactured concrete products such as paving tiles and precast roof tiles as well as for coloring cast in place concrete such as ready-mix, stucco and mortar. Industrial and architectural coatings represent the second largest segment for iron oxides (approximately 30% of total demand), where these pigments bring color, opacity and fade resistance to a variety of solvent and water-borne coating systems. Growth in the demand for iron oxide pigments is therefore closely linked to demand in the construction and coatings industries.

              We sell more than 90% of our functional additives products into coatings and plastics end markets. The demand dynamics for functional additives are therefore similar to those of TiO2. Over the last five years, there has been strong growth in demand for functional additives in specific applications such as white BOPET films. Final applications of these films include flat panel displays for televisions, labels and medical diagnostic devices. The demand for ultramarine blue pigments is primarily driven by the plastics industry, with approximately two-thirds of all ultramarine pigments used as colorants in polymeric materials such as packaging, automotive components and consumer plastics.

Exchange Rate Movements

              Our earnings are subject to fluctuations due to exchange rate movements. Our revenues and expenses are denominated in various currencies, including the primary European currencies, which have recently been volatile, while our reporting currency is the U.S. dollar. Generally, a decline in the value of the euro relative to the U.S. dollar will reduce our reported profitability. A decline in the value of the British pound sterling or Malaysian ringgit relative to the U.S. dollar will increase our reported profitability.

Results of Operations

Nine Months Ended September 30, 2017 and 2016 and Three Months Ended September 30, 2017 and 2016

              The following table sets forth our consolidated and combined results of operations for the nine months ended September 30, 2017 and 2016 and the three months ended September 30, 2017 and 2016 (dollars in millions).

			Percent Change Three Months Ended September 30,			Percent Change Nine Months Ended September 30,
	Three Months Ended September 30,			Nine Months Ended September 30,
			2017 vs. 2016			2017 vs. 2016
	2017	2016		2017	2016
Revenues	$582	$532	9%	$1,681	$1,648	2%
Cost of goods sold	446	491	(9)%	1,351	1,547	(13)%
Operating expenses	45	33	36%	160	135	19%
Restructuring, impairment and plant closing costs	16	7	129%	49	31	58%

Operating income (loss)	75	1	7,400%	121	(65)	NM
Interest expense, net	(8)	(12)	(33)%	(29)	(31)	(6)%
Other income	—	—	NM	—	1	(100)%

Income (loss) from continuing operations before income taxes	67	(11)	NM	92	(95)	NM
Income tax (expense) benefit	(14)	7	NM	(26)	14	NM

Income (loss) from continuing operations	53	(4)	NM	66	(81)	NM

Income from discontinued operations	—	2	(100)%	8	8	—

Net income (loss)	53	(2)	NM	74	(73)	NM
Reconciliation of net loss to Adjusted EBITDA:
Interest expense, net	8	12	(33)%	29	31	(6)%
Income tax expense (benefit)—continuing operations	14	(7)	NM	26	(14)	NM
Depreciation and amortization	35	30	17%	95	84	13%
Net income attributable to noncontrolling interests	(2)	(3)	(33)%	(8)	(8)	—
Other adjustments:
Business acquisition and integration expenses	4	3		2	11
(Gain) on disposition of business/assets	—	(23)		—	(23)
Net income of discontinued operations, net of tax		(2)		(8)	(8)
Certain legal settlements and related expenses	—	—		1	1
Amortization of pension and postretirement actuarial losses	5	3		13	8
Net plant incident (credits) costs	1	3		4	(2)
Restructuring, impairment and plant closing costs	16	7		49	31

Adjusted EBITDA(1)	$134	$21		$277	$38

Net cash provided by (used in) operating activities from continuing operations	$210	$62	239%	$180	$87	107%
Net cash provided by (used in) investing activities from continuing operations	(31)	(132)	(77)%	73	(99)	NM
Net cash used in financing activities	(28)	65	NM	(99)	10	NM
Capital expenditures	(57)	(19)	200%	(97)	(76)	28%

NM—Not meaningful

(1)
Our management uses Adjusted EBITDA to assess financial performance. Adjusted EBITDA is defined as net income (loss) before interest, income tax from continuing operations, depreciation and amortization, net income attributable to noncontrolling interests, as well as eliminating the following adjustments: (a) business acquisition and integration expenses; (b) purchase accounting adjustments; (c) gain on disposition of businesses/assets; (d) net income of discontinued operations, net of income tax; (e) certain legal settlements and related expenses; (f) amortization of pension and postretirement actuarial losses; (g) net plant incident (credits) costs; and (h) restructuring, impairment and plant closing costs. We believe that net income (loss) is the performance measure calculated and presented in accordance with U.S. GAAP that is most directly comparable to Adjusted EBITDA.

    We believe Adjusted EBITDA is useful to investors in assessing our ongoing financial performance and provides improved comparability between periods through the exclusion of certain items that management believes are not indicative of our operational profitability and that may obscure underlying business results and trends. However, this measure should not be considered in isolation or viewed as a substitute for net income or other measures of performance determined in accordance with U.S. GAAP. Moreover, Adjusted EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation. Our management believes this measure is useful to compare general operating performance from period to period and to make certain related management decisions. Adjusted EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on a company's capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expense can vary considerably among companies. Finally, companies employ productive assets of different ages and utilize different methods of acquiring and depreciating such assets. This can result in considerable variability in the relative costs of productive assets and the depreciation and amortization expense among companies.

    Nevertheless, our management recognizes that there are limitations associated with the use of Adjusted EBITDA in the evaluation of us as compared to net income. Our management compensates for the limitations of using Adjusted EBITDA by using this measure to supplement U.S. GAAP results to provide a more complete understanding of the factors and trends affecting the business rather than U.S. GAAP results alone.

    In addition to the limitations noted above, Adjusted EBITDA excludes items that may be recurring in nature and should not be disregarded in the evaluation of performance. However, we believe it is useful to exclude such items to provide a supplemental analysis of current results and trends compared to other periods because certain excluded items can vary significantly depending on specific underlying transactions or events, and the variability of such items may not relate specifically to ongoing operating results or trends and certain excluded items, while potentially recurring in future periods, may not be indicative of future results. For example, while EBITDA from discontinued operations is a recurring item, it is not indicative of ongoing operating results and trends or future results.

Three Months Ended September 30, 2017 Compared to the Three Months Ended September, 2016

              For the three months ended September 30, 2017, net income was $53 million on revenues of $582 million, compared with a net loss of $2 million on revenues of $532 million for the same period in 2016. The increase of $55 million in net income was the result of the following items:

  •
  Revenues for the three months ended September 30, 2017 increased by $50 million, or 9%, as compared with the same period in 2016. The increase was due to a $39 million increase in revenue in our Titanium Dioxide segment primarily related to increases in average selling prices, and an $11 million increase in revenue in our Performance Additives segment due to increases in selling price and volumes. See "—Segment Analysis" below.

  •
  Our operating expenses for the three months ended September 30, 2017 increased by $12 million, or 36%, as compared with the same period in 2016, primarily related to a $23 million increase due to a 2016 gain from disposal of businesses/assets and a $6 million increase due to an insurance recovery gain in 2016 relating to losses incurred at our Uerdingen, Germany plant, partially offset by a $9 million reduction in costs at our Corporate and other segment as our corporate costs to operate as a stand-alone business are lower than those typically allocated to us from Huntsman and $2 million of savings from our business improvement program.

  •
  Restructuring, impairment and plant closing costs for the three months ended September 30, 2017 increased to $16 million from $7 million for the same period of 2016. For more information concerning restructuring activities, see note "6. Restructuring, Impairment and Plant Closing Costs" to our unaudited condensed consolidated and combined financial statements.

  •
  Our income tax expense for the three months ended September 30, 2017 increased to $14 million from a $7 million income tax benefit for the same period in 2016. Our income tax expense is significantly affected by the mix of income and losses in the tax jurisdictions in which we operate, as impacted by the presence of valuation allowances in certain tax jurisdictions. In addition, for U.S. federal income tax purposes Huntsman will recognize a gain as a result of the internal restructuring and IPO to the extent the fair market value of the assets associated with our U.S. businesses exceeded the basis of such assets for U.S. federal income tax purposes at the time of the separation. As a result of such gain, the basis of the assets associated with our U.S. businesses has increased. This basis step up gives rise to a deferred tax asset of $77 million that we recognized for the three months ended September 30, 2017. Pursuant to the tax matters agreement entered into at the time of the separation, we are required to make a future payment to Huntsman for any actual U.S. federal income savings we recognize as a result of any such basis increase for tax years through December 31, 2028. It is currently estimated (based on a value of our U.S. businesses derived from the IPO price of our ordinary shares and current tax rates) that the aggregate future payments required by this provision are expected to be approximately $73 million. We have recognized a noncurrent liability for this amount as of September 30, 2017. Moreover, any subsequent adjustment asserted by U.S. taxing authorities could increase the amount of gain recognized, the corresponding basis increase, and could result in a higher liability for us under the tax matters agreement. For more information regarding risks related to the tax matters agreement, please see "Risk Factors—Risks Related to Our Relationship with Huntsman" and "Certain Relationships and Related Party Transactions—Arrangements Between Huntsman and Our Company—Tax Matters Agreement." For further information concerning taxes, see note "9. Income Taxes" to our unaudited condensed consolidated and combined financial statements.

    Segment Analysis

	Three Months Ended September 30,
			Percent Change Favorable (Unfavorable)
	2017	2016
	(in millions)
Revenues
Titanium Dioxide	$431	$392	10%
Performance Additives	151	140	8%

Total	$582	$532	9%

Segment adjusted EBITDA
Titanium Dioxide	$127	$22	477%
Performance Additives	15	16	(6)%
Corporate and other	(8)	(17)	53%

Total	$134	$21	538%

	Three Months Ended September 30, 2017 vs. 2016
	Average Selling Price(1)
	Local Currency	Foreign Currency Translation Impact	Mix & Other(2)	Sales Volumes(3)
Period-Over-Period (Decrease) Increase
Titanium Dioxide	22%	2%	(2)%	(12)%
Performance Additives	2%	1%	(1)%	5%

NM—Not meaningful

(1)
Excludes revenues from tolling arrangements, by-products and raw materials.

(2)
Includes the impact from the Rockwood acquisition.

(3)
Excludes sales volumes of by-products and raw materials.

    Titanium Dioxide

              The $39 million, or 10%, increase in revenues in our Titanium Dioxide segment for the three months ended September 30, 2017 compared to the same period of 2016 was due to a 24% increase in average selling prices, partially offset by a 12% decrease in sales volumes and a 2% decrease due to product mix. The improvements in selling price consisted primarily of a 22% increase as a result of continued improvements in business conditions for TiO2 allowing for increased prices, and a 2% improvement primarily from favorable exchange rates against the Euro. Sales volumes decreased primarily as a result of the fire at our Pori, Finland manufacturing facility however, sales volumes, excluding the impact of the Pori fire, increased by 4% compared to the same period in 2016

              Segment adjusted EBITDA of our Titanium Dioxide segment increased by $105 million for the three months ended September 30, 2017 compared to the same period in 2016 primarily as a result of an increase in revenue largely due to an increase in average selling price and increase in volumes (excluding the impact of the Pori fire), and a $13 million reduction in costs primarily due to our business improvement program.

    Performance Additives

              The increase in revenues in our Performance Additives segment of $11 million, or 8%, for the three months ended September 30, 2017 compared to the same period of 2016 was due to a 3% increase in average selling price and a 5% increase in volume, partially offset by a 1% decrease due to changes in product mix. The improvement in prices was primarily in our functional additives product line.

              Segment adjusted EBITDA in our Performance Additives segment was $15 million for the three month period ended September 30, 2017 compared to $16 million for the same period in 2016. The $1 million decrease is a result of higher sales volumes and higher selling prices offset by a $2 million decrease as a result of the release of an environmental reserve at our Heinhausen, Germany plant in the third quarter of 2016 and other cost increases.

    Corporate and other

              Corporate and other primarily consists of corporate selling, general and administrative expenses which are not allocated to our segments. Losses from Corporate and other are $9 million, or 53%, lower than the same period in the prior year as our costs to operate as a standalone company are lower than those costs historically allocated to us from Huntsman.

Nine Months Ended September 30, 2017 Compared to the Nine Months Ended September, 2016

              For the nine months ended September 30, 2017, net income was $74 million on revenues of $1,681 million, compared with a net loss of $73 million on revenues of $1,648 million for the same period in 2016. The increase of $147 million in net income was the result of the following items:

  •
  Revenues for the nine months ended September 30, 2017 increased by $33 million, or 2%, as compared with the same period in 2016. The increase was due to a $20 million, or 2%, increase in revenue in our Titanium Dioxide segment primarily due to increases in selling price, and a $13 million, or 3%, increase in revenue in our Performance Additives segment due to increases in selling price and volumes. See "—Segment Analysis" below.

  •
  Our operating expenses for the nine months ended September 30, 2017 increased by $25 million, or 19%, as compared to the same period in 2016, primarily related to a $23 million increase due to a 2016 gain from disposal of businesses/assets and a $6 million decrease due to an insurance recovery gain in 2016 relating to losses incurred at our Uerdingen plant, partially offset by $6 million of savings from our restructuring programs.

  •
  Restructuring, impairment and plant closing costs for the nine months ended September 30, 2017 increased to $49 million from $31 million for the same period in 2016. For more information concerning restructuring activities, see note "6. Restructuring, Impairment and Plant Closing Costs" to our unaudited condensed consolidated and combined financial statements.

  •
  Our income tax expense for the nine months ended September 30, 2017 increased to $26 million from a $14 million income tax benefit for the same period in 2016. Our income tax expense is significantly affected by the mix of income and losses in the tax jurisdictions in which we operate, as impacted by the presence of valuation allowances in certain tax jurisdictions. For further information concerning taxes, see note "9. Income Taxes" to our unaudited condensed consolidated and combined financial statements.

    Segment Analysis

	Nine Months Ended September 30,
			Percent Change Favorable (Unfavorable)
	2017	2016
	(in millions)
Revenues
Titanium Dioxide	$1,217	$1,197	2%
Performance Additives	464	451	3%

Total	$1,681	$1,648	2%

Segment adjusted EBITDA
Titanium Dioxide	$268	$28	857%
Performance Additives	57	56	2%
Corporate and other	(48)	(46)	(4)%

Total	$277	$38	629%

	Nine Months Ended September 30, 2017 vs. 2016
	Average Selling Price(1)
	Local Currency	Foreign Currency Translation Impact	Mix & Other(2)	Sales Volumes(3)
Period-Over-Period (Decrease) Increase
Titanium Dioxide	17%	(1)%	(1)%	(13)%
Performance Additives	1%	(1)%	—%	2%

NM—Not meaningful

(1)
Excludes revenues from tolling arrangements, by-products and raw materials.

(2)
Includes the impact from the Rockwood acquisition.

(3)
Excludes sales volumes of by-products and raw materials.

    Titanium Dioxide

              The $20 million, or 2%, increase in revenues in our Titanium Dioxide segment for the nine months ended September 30, 2017 compared to the same period of 2016 was primarily due to a 16% increase in average selling prices partially offset by a 13% decrease in sales volumes and a 1% decrease due to product mix. The improvements in selling prices were primarily as a result of continued improvement in business conditions for TiO2, allowing for an increase in prices. Sales volumes decreased primarily as a result of the fire at our Pori, Finland manufacturing facility.

              Segment adjusted EBITDA of our Titanium Dioxide segment increased by $240 million for the nine months ended September 30, 2017 compared to the same period in 2016 primarily as a result of an increase in revenue largely due to an increase in average selling price and increase in volumes (excluding the impact of the fire at a Pori plant), and a $31 million reduction in costs, primarily due to our business improvement program.

    Performance Additives

              The increase in revenues in our Performance Additives segment of $13 million, or 3%, for the nine months ended September 30, 2017 compared to the same period in 2016 was due to a $2 million increase in average selling price and a 2% increase in volume. The improvement in prices was primarily in our functional additives product line.

              Segment adjusted EBITDA in our Performance Additives segment increased by $1 million, or 2%, due to increases in revenues from higher volumes and selling pricing. The increases were offset by increased costs and the release of an environmental reserve relating to our former Heinhausen, Germany plant in the third quarter of 2016, which drove a net decrease in Segment Adjusted EBITDA year over year.

    Corporate and other

              Segment adjusted EBITDA for Corporate and other was materially consistent year over year.

Years Ended December 31, 2016, 2015 and 2014

              The following table sets forth our combined results of operations for the years ended December 31, 2016, 2015 and 2014 (dollars in millions).

				Percent Change Year Ended December 31,
	Year Ended December 31,
				2016 vs. 2015	2015 vs. 2014
	2016	2015	2014
Revenues	$2,139	$2,162	$1,549	(1)%	40%
Cost of goods sold	1,987	2,046	1,483	(3)%	38%
Operating expenses	180	262	192	(31)%	36%
Restructuring, impairment and plant closing costs	35	220	60	(84)%	267%

Operating income (loss)	(63)	(366)	(186)	(83)%	97%
Interest expense, net	(44)	(30)	(2)	47%	1,400%
Other income	(1)	—	(1)	NM	100%

Income (loss) from continuing operations before income taxes	(108)	(396)	(189)	(73)%	110%
Income tax (expense) benefit	23	34	18	(32)%	89%

Income (loss) from continuing operations	(85)	(362)	(171)

Income from discontinued operations	8	10	9

Net income (loss)	(77)	(352)	(162)	(78)%	117%
Reconciliation of net loss to Adjusted EBITDA:
Interest expense, net	44	30	2	47%	1,400%
Income tax expense (benefit)—continuing operations	(23)	(34)	(18)	(32)%	89%
Depreciation and amortization	114	100	87	14%	15%
Net income attributable to noncontrolling interests	(10)	(7)	(2)	43%	250%
Other adjustments:
Business acquisition and integration expenses	11	44	45
Purchase accounting adjustments	—	—	11
(Gain) on disposition of business/assets	(22)	1	(1)
Net income of discontinued operations, net of tax	(8)	(10)	(9)
Certain legal settlements and related expenses	2	3	3
Amortization of pension and postretirement actuarial losses	10	9	11
Net plant incident (credits) costs	1	4	—
Restructuring, impairment and plant closing costs	35	220	60

Adjusted EBITDA(2)	$77	$8	$27

Net cash provided by (used in) operating activities from continuing operations(1)	$80	$(57)	$(71)	NM	(20)%
Net cash (used in) provided by investing activities from continuing operations(1)	(96)	(100)	52	(4)%	NM
Net cash provided by financing activities from continuing operations(1)	32	185	53	(83)%	249%
Capital expenditures	(103)	(203)	(136)	(49)%	49%

NM—Not meaningful

(1)
As restated.

(2)
Our management uses Adjusted EBITDA to assess financial performance. Adjusted EBITDA is defined as net income (loss) before interest, income tax from continuing operations, depreciation and amortization, net income attributable to noncontrolling interests, as well as eliminating the following adjustments: (a) business acquisition and integration expenses; (b) purchase accounting adjustments; (c) gain on disposition of businesses/assets; (d) net income of discontinued operations, net of income tax; (e) certain legal settlements and related expenses; (f) amortization of pension and postretirement actuarial losses; (g) net plant incident (credits) costs; and (h) restructuring, impairment and plant closing costs. We believe that net income (loss) is the performance measure calculated and presented in accordance with U.S. GAAP that is most directly comparable to Adjusted EBITDA.

  We believe Adjusted EBITDA is useful to investors in assessing our ongoing financial performance and provides improved comparability between periods through the exclusion of certain items that management believes are not indicative of our operational profitability and that may obscure underlying business results and trends. However, this measure should not be considered in isolation or viewed as a substitute for net income or other measures of performance determined in accordance with U.S. GAAP. Moreover, Adjusted EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation. Our management believes this measure is useful to compare general operating performance from period to period and to make certain related management decisions. Adjusted EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on a company's capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expense can vary considerably among companies. Finally, companies employ productive assets of different ages and utilize different methods of acquiring and depreciating such assets. This can result in considerable variability in the relative costs of productive assets and the depreciation and amortization expense among companies.

  Nevertheless, our management recognizes that there are limitations associated with the use of Adjusted EBITDA in the evaluation of us as compared to net income. Our management compensates for the limitations of using Adjusted EBITDA by using this measure to supplement U.S. GAAP results to provide a more complete understanding of the factors and trends affecting the business rather than U.S. GAAP results alone.

  In addition to the limitations noted above, Adjusted EBITDA excludes items that may be recurring in nature and should not be disregarded in the evaluation of performance. However, we believe it is useful to exclude such items to provide a supplemental analysis of current results and trends compared to other periods because certain excluded items can vary significantly depending on specific underlying transactions or events, and the variability of such items may not relate specifically to ongoing operating results or trends and certain excluded items, while potentially recurring in future periods, may not be indicative of future results. For example, while EBITDA from discontinued operations is a recurring item, it is not indicative of ongoing operating results and trends or future results.

Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

              For the year ended December 31, 2016, net loss from continuing operations was $85 million on revenues of $2,139 million, compared with a net loss from continuing operations of $362 million on revenues of $2,162 million in 2015. The decrease of $277 million in net loss from continuing operations was the result of the following items:

  •
  Revenues for the year ended December 31, 2016 decreased by $23 million, or 1%, as compared with 2015. The decrease was due to lower average selling prices in all of our segments, partially offset by higher sales volumes in all of our segments. See "—Segment Analysis" below.

  •
  Our operating expenses for the year ended December 31, 2016 decreased by $82 million, or 31%, as compared to 2015, primarily related to a $33 million decrease in acquisition expenses, $30 million decrease in other selling, general and administrative expenses as a result of cost savings from restructuring programs and a favorable $5 million foreign currency exchange impact of the strengthening U.S. dollar against other major international currencies.

  •
  Restructuring, impairment and plant closing costs for the year ended December 31, 2016 decreased to $35 million from $220 million in 2015. For more information concerning restructuring activities, see note "11. Restructuring, Impairment and Plant Closing Costs" to our combined financial statements.

  •
  Our interest expense, net for the year ended December 31, 2016 increased to $44 million from $30 million in 2015, partially due to an increase in interest expense of approximately $7 million from 2015 to 2016 as a result of higher average levels of notes payable to related parties during 2016 partially offset by a $7 million decrease in interest income for the year ended December 31, 2016 as compared with 2015 resulting from a significant decrease in notes receivable from affiliates during 2016 as compared to 2015.

  •
  Our income tax benefit for the year ended December 31, 2016 decreased to $23 million from $34 million in 2015. Our tax benefit is significantly affected by the mix of income and losses in the tax jurisdictions in which we operate, as impacted by the presence of valuation allowances in certain tax jurisdictions. For further information concerning taxes, see note "18. Income Taxes" to our combined financial statements.

    Segment Analysis

	Year Ended December 31,
			Percent Change Favorable (Unfavorable)
	2016	2015
	(in millions)
Revenues
Titanium Dioxide	$1,554	$1,584	(2)%
Performance Additives	585	578	1%

Total	$2,139	$2,162	(1)%

Segment adjusted EBITDA
Titanium Dioxide	$61	$(8)	NM
Performance Additives	69	69	—
Corporate and other	(53)	(53)	—

Total	$77	$8	863%

	Year Ended December 31, 2016 vs. 2015
	Average Selling Price(1)
	Local Currency	Foreign Currency Translation Impact	Mix & Other(2)	Sales Volumes(3)
Period-Over-Period (Decrease) Increase
Titanium Dioxide	(6)%	(1)%	1%	4%
Performance Additives	—	(1)%	(2)%	4%

NM—Not meaningful

(1)
Excludes revenues from tolling arrangements, by-products and raw materials.

(2)
Includes the impact from the Rockwood acquisition.

(3)
Excludes sales volumes of by-products and raw materials.

    Titanium Dioxide

              The decrease in revenues of $30 million, or 2%, in our Titanium Dioxide segment for the year ended December 31, 2016 compared to the same period of 2015 was due to a $105 million, or 7%, decrease in average selling prices, partially offset by a $76 million, or 4%, increase in sales volumes. Average selling prices decreased primarily as a result of competitive pressure and the foreign currency exchange impact of a stronger U.S. dollar primarily against the euro. Sales volumes increased primarily due to increased end-use demand.

              Segment adjusted EBITDA increased by approximately $69 million primarily due to the decrease in cost of sales of $68 million, a decrease in selling, general and administrative costs of $19 million, primarily as a result of restructuring savings and a decrease in other operating expenses of $11 million due to insurance proceeds received relating to the 2015 nitrogen tank explosion at our Uerdingen, Germany manufacturing facility, partially offset by a $30 million decrease in revenue. The change in cost of sales was primarily related to a $115 million decrease due to restructuring savings offset by a $47 million increase in cost of sales due to increased volumes.

    Performance Additives

              The increase in revenues in our Performance Additives segment of $7 million, or 1%, for the year ended December 31, 2016 compared to the same period of 2015 was due to an increase of $12 million, or 2%, due to changes in sales volumes and product mix offset by a $4 million, or 1%, decrease in average selling prices. Segment adjusted EBITDA remained unchanged as the benefit of higher sales volumes and restructuring savings were offset by lower average selling prices.

Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

              For the year ended December 31, 2015, net loss from continuing operations was $362 million on revenues of $2,162 million, compared with a net loss from continuing operations of $171 million on revenues of $1,549 million for the same period in 2014. The increase of $191 million in net loss was the result of the following items:

  •
  Revenues for the year ended December 31, 2015 increased by $613 million, or 40%, as compared with 2014. The increase was due principally to higher sales volumes due to the impact of the Rockwood acquisition, partially offset by lower average selling prices in both of our segments. See "—Segment Analysis" below.

  •
  Our operating expenses for the year ended December 31, 2015 increased by $70 million, or 36%, as compared to 2014, primarily related to the inclusion of $65 million of operating expenses due to the Rockwood acquisition, offset by an unfavorable $3 million foreign currency exchange impact of the strengthening U.S. dollar against other major international currencies.

  •
  Restructuring, impairment and plant closing costs for the year ended December 31, 2015 increased to $220 million from $60 million in 2014. For more information concerning restructuring activities, see note "11. Restructuring, Impairment and Plant Closing Costs" to our combined financial statements.

  •
  Interest expense, net for the year ended December 31, 2015 increased to $30 million from $2 million. The increase was primarily due to the increase in notes payable to related parties.

  •
  Our income tax benefit for the year ended December 31, 2015 increased to $34 million from $18 million in 2014. Our tax benefit is significantly affected by the mix of income and losses in the tax jurisdictions in which we operate, as impacted by the presence of valuation allowances in certain tax jurisdictions. For further information concerning taxes, see note "18. Income Taxes" to our combined financial statements.

    Segment Analysis

	Year Ended December 31,
			Percent Change Favorable (Unfavorable)
	2015	2014
	(in millions)
Revenues
Titanium Dioxide	$1,584	$1,411	12%
Performance Additives	578	138	319%

Total	$2,162	$1,549	40%

Segment adjusted EBITDA
Titanium Dioxide	$(8)	$62	NM
Performance Additives	69	14	393%
Corporate and other	(53)	(49)	(8)%

Total	$8	$27	(70)%

	Year Ended December 31, 2015 vs. 2014
	Average Selling Price(1)
	Local Currency	Foreign Currency Translation Impact	Mix & Other(2)	Sales Volumes(2),(3)
Period-Over-Period (Decrease) Increase
Titanium Dioxide	(7)%	(12)%	36%	(5)%
Performance Additives	(10)%	(4)%	337%	(5)%

  NM—Not meaningful

(1)
Excludes revenues from tolling arrangements, by-products and raw materials.

(2)
Includes the impact from the Rockwood acquisition.

(3)
Excludes sales volumes of by-products and raw materials.

    Titanium Dioxide

              The increase in revenues in our Titanium Dioxide segment for 2015 compared to 2014 was primarily due to the impact of the Rockwood acquisition which added $411 million to revenue and $373 million to cost of sales. Fixed costs increased by $27 million due to recognizing a full year of Rockwood costs. Other than the impact of the Rockwood acquisition, average selling prices decreased 19% primarily as a result of high TiO2 industry inventory levels and the foreign currency exchange impact of a stronger U.S. dollar against major European currencies; these factors reduced revenues by $235 million. Sales volumes decreased 5% in 2015 primarily as a result of lower end-use demand. Other than the impact of the Rockwood acquisition, fixed costs decreased by $18 million primarily due to the foreign currency exchange impact of a stronger U.S. dollar against major European currencies and $4 million in cost synergies from restructuring initiatives. The impact of a nitrogen tank explosion owned and operated by a third party at our Uerdingen, Germany facility disrupted our manufacturing during the third quarter of 2015 and reduced Segment adjusted EBITDA by approximately $6 million, the impact of which is included in the above figures. The decrease in Segment adjusted EBITDA was primarily due to lower average selling prices, partially offset by the decrease in operating expenses resulting from restructuring savings, as discussed above, lower raw material and energy prices, and the Rockwood acquisition.

    Performance Additives

              The increase in revenues in our Performance Additives segment for 2015 compared to 2014 was primarily due to the impact of the Rockwood acquisition in October 2014, which added $413 million to revenue and $308 million to cost of sales. Fixed costs increased by $73 million due to recognizing a full year of Rockwood costs, partially offset by $6 million of cost synergies. The increase of $55 million in Segment adjusted EBITDA was primarily attributable to the inclusion of a full year of business results due to the Rockwood acquisition.

Liquidity and Capital Resources

              Prior to the separation, our primary source of liquidity and capital resources had been cash flows from operations, our participation in a cash pooling program with Huntsman and debt incurred by Huntsman. Following the separation, we have not received any funding through the Huntsman cash pooling program. We had cash and cash equivalents of $186 million and $29 million as of September 30, 2017 and December 31, 2016, respectively. We expect to have adequate liquidity to meet our obligations over the next 12 months. Additionally, we believe our future obligations, including needs for capital expenditures will be met by available cash generated from operations and borrowings under the ABL facility.

              On August 8, 2017, in connection with our IPO and the separation, we entered into new financing arrangements and incurred new debt, including $375 million of Senior Notes issued by the Issuers, and borrowings of $375 million under the term loan facility. We used the net proceeds of the Senior Notes and the term loan facility to repay approximately $732 million of net intercompany debt owed to Huntsman and to pay related fees and expenses of approximately $18 million. Substantially all Huntsman receivables or payables were eliminated in connection with the separation, other than a payable to Huntsman for a liability pursuant to the tax matters agreement entered into at the time of the separation which has been presented as "Noncurrent payable to affiliate" on our condensed consolidated and combined balance sheet. See note "1. General, Description of Business, Recent Developments and Basis of Presentation" to our unaudited condensed consolidated and combined financial statements for further discussion.

              In addition to the Senior Notes and the term loan facility, we entered into the ABL facility. Availability to borrow under the ABL facility is subject to a borrowing base calculation comprising both accounts receivable and inventory in the United States, Canada, the United Kingdom and Germany and only accounts receivable in France and Spain. Thus, the base calculation may fluctuate from time to time and may be further impacted by the lenders' discretionary ability to impose reserves and availability blocks that might otherwise incrementally increase borrowing availability. Assuming all proposed borrowers currently participate in the facility, the borrowing base calculation as of September 30, 2017 is in excess of $268 million. To participate in the facility, each borrower is required to deliver certain documentation and security agreements to the satisfaction of the administrative agent, some of which are not fully satisfied, reducing the borrowing base calculation as of September 30, 2017 to $234 million.

Items Impacting Short-Term and Long-Term Liquidity

              Our liquidity can be significantly impacted by various factors. The following matters had, or are expected to have, a significant impact on our liquidity:

  •
  Cash invested in our accounts receivable and inventory, net of accounts payable, decreased by approximately $138 million for the nine months ended September 30, 2017 as reflected in our condensed combined statements of cash flows. We expect volatility in our working capital components to continue after the separation due to seasonal changes in working capital throughout the year.

  •
  During 2017, we expect to spend approximately $90 million on capital expenditures, net of reimbursements, approximately $49 million of which has been spent as of September 30, 2017. Our future expenditures include certain EHS maintenance and upgrades; repair of our Pori manufacturing facility that was damaged by fire on January 30, 2017; periodic maintenance and repairs applicable to major units of manufacturing facilities; expansions of our existing facilities or construction of new facilities; and certain cost reduction projects. We expect to fund this spending with cash provided by operations.

  •
  During the nine months ended September 30, 2017, we made contributions to our pension and postretirement benefit plans of $19 million. During the remainder of 2017, we expect to contribute an additional amount of approximately $7 million to these plans.

  •
  We are involved in a number of cost reduction programs for which we have established restructuring accruals. As of September 30, 2017, we had $41 million of accrued restructuring costs of which $37 million is classified as current. We expect to incur and pay additional restructuring and plant closing costs of approximately $6 million, including $3 million for non-cash charges, and pay approximately $5 million through the remainder of 2017. For further discussion of these plans and the costs involved, see note "6. Restructuring, Impairment and Plant Closing Costs" to our unaudited condensed consolidated and combined financial statements.

  Further, although the business improvement program is expected to be completed by the end of 2018, we expect to incur additional restructuring charges well beyond the end of 2018. We expect the business improvement program to provide additional contributions to Adjusted EBITDA beginning in 2017.

  •
  On January 30, 2017, our TiO2 manufacturing facility in Pori, Finland experienced fire damage and we continue to repair the facility. Prior to the fire, 60% of the site capacity produced specialty products which, on average, contributed greater than 75% of the site EBITDA from January 1, 2015 through January 30, 2017. The Pori facility had a nameplate capacity of 130,000 metric tons per year, which represented approximately 17% of our total TiO2 nameplate capacity and approximately 2% of total global TiO2 demand. We are currently operating at 20% of total prior capacity but producing only specialty products, and we currently intend to restore manufacturing of the balance of these more profitable specialty products by the fourth quarter of 2018. The remaining 40% of site capacity is more commoditized and we will determine if and when to rebuild this commoditized capacity depending on market conditions, costs and projected long term returns relative to our other investment opportunities. The site is insured for property damage as well as business interruption losses subject to retained deductibles of $15 million and 60 days, respectively, with an aggregate limit of $500 million. Due to prevailing strong market conditions, our TiO2 selling prices continue to improve and our business is benefitting from the resulting improved profitability and cash flows. This also has the effect of increasing our total anticipated business interruption losses from the Pori site. We currently believe the combination of increased TiO2 profitability and recently estimated reconstruction costs will result in combined business interruption losses and reconstruction costs in excess of our $500 million aggregate insurance limit. We currently expect to contain these over-the-limit costs within $100 million to $150 million, and to account for them as capital expenditures and fund them from cash from operations, which will decrease our liquidity in the periods those costs in excess of our insurance limits are incurred. As of September 30, 2017, we have received $141 million from our insurer as partial progress payments towards the overall pending claim. On October 9, 2017 we received another partial progress payment in the amount of $112 million from our insurer.
    We have established a process with our insurer to receive timely advance payments for the reconstruction of the facility as well as business interruption losses, subject to policy limits. We have agreed with our insurer to have periodic meetings to review relevant site activities and interim claims as well as regular progress payments.
    If we experience delays in construction or equipment procurement relative to the expected restart of the Pori facility, or we lose customers to alternative suppliers or our insurance proceeds do not timely cover our property damage and other losses, our business may be adversely impacted. See "Risk Factors—Risks Related to Our Business—Disruptions in production at our manufacturing facilities may have a material adverse impact on our business, results of operations and/or financial condition."

  •
  In connection with our IPO and the separation, we entered into new financing arrangements and incurred new debt, including the issuance of $375 million in aggregate principal amount of 5.75% of Senior Notes due 2025 and borrowings of $375 million under the term loan facility. In addition to the term loan facility, we entered into a $300 million ABL facility. We used the net proceeds of the Senior Notes and the term loan facility to repay approximately $732 million of net intercompany debt owed to Huntsman and to pay related fees and expenses of approximately $18 million.

              As of September 30, 2017 and December 31, 2016, we had $4 million and $10 million, respectively, classified as current portion of debt.

              As of September 30, 2017 and December 31, 2016, we had approximately $141 million and $26 million, respectively, of cash and cash equivalents held by our non-U.S. subsidiaries, including our variable interest entities. We intend to use cash held in our non-U.S. subsidiaries to fund our operations. Nevertheless, we could repatriate this cash or future operating cash from earnings as dividends to our parent company. If non-U.S. cash were repatriated as dividends, under current tax law, we have the ability to repatriate the cash without incurring incremental income tax. Cash held by certain foreign subsidiaries, including our variable interest entities, may also be subject to legal restrictions, including those arising from the interests of our partners, which could limit the amounts available for repatriation.

Cash Flows for the Nine Months Ended September 30, 2017 Compared to the Nine Months Ended September 30, 2016

              Net cash provided by operating activities from continuing operations was $180 million for the nine months ended September 30, 2017 while net cash provided by operating activities from continuing operations was $87 million for the nine months ended September 30, 2016. The increase in net cash provided by operating activities from continuing operations for the nine months ended September 30, 2017 compared with the same period of 2016 was primarily attributable to the $147 million increase in net income described in "—Results of Operations" above offset by an $85 million unfavorable variance in operating assets and liabilities for 2017 as compared with 2016.

              Net cash provided by investing activities from continuing operations was $73 million for the nine months ended September 30, 2017, compared to net cash used in investing activities from continuing operations of $99 million for the nine months ended September 30, 2016. The increase in net cash provided by investing activities from continuing operations for the nine months ended September 30, 2017 compared with the same period of 2016 was primarily attributable to an increase in net repayments from to affiliates of $157 million year over year.

              Net cash used in financing activities from continuing operations was $99 million for the nine months ended September 30, 2017, compared to net cash provided by financing activities from continuing operations of $10 million for the nine months ended September 30, 2016. The increase in net cash used in financing activities from continuing operations for the nine months ended September 30, 2017 compared with the same period of 2016 was primarily attributable to $732 million final settlement of affiliate balances at separation and an increase in net repayments on affiliates accounts payable of $109 million from 2016 to 2017 offset by proceeds from the issuance of the Senior Notes and Senior Credit facilities in 2017.

Cash Flows for the Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

              Net cash provided by operating activities from continuing operations for 2016 was $80 million while net cash used in operating activities from continuing operations for 2015 was $57 million. The increase in net cash provided by operating activities from continuing operations during 2016 compared with 2015 was primarily attributable to a $275 million decrease in net loss and an $11 million increase in noncash interest offset by a $57 million unfavorable variance in operating assets and liabilities for 2016 as compared with 2015 and a $94 million unfavorable variance in noncash adjustments from 2015 to 2016 for restructuring charges and impairment of assets.

              Net cash used in investing activities from continuing operations for 2016 and 2015 was $96 million and $100 million, respectively. During 2016 and 2015, we paid $103 million and $203 million, respectively, for capital expenditures. During 2016 and 2015, we made investments in Louisiana Pigment Company, L.P. ("LPC") of $29 million and $42 million, respectively, and we received dividends from LPC of $32 million and $48 million, respectively. Finally, we had an unfavorable variance in advances to affiliates of $102 million from 2015 to 2016.

              Net cash provided by financing activities from continuing operations for 2016 and 2015 was $32 million and $185 million, respectively. The decrease in net cash provided by financing activities from continuing operations was primarily due to a $147 million decrease in cash inflows related to net borrowings on affiliates accounts payable and a $6 million increase in dividends paid to noncontrolling interest.

Cash Flows for the Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

              Net cash used in operating activities from continuing operations was $57 million and $71 million for 2015 and 2014, respectively. Net cash used in operating activities from continuing operations during 2015 compared with 2014 reflects a $60 million favorable variance in operating assets and liabilities for 2015 as compared with 2014, a $136 million favorable change due to noncash adjustments in 2015 for restructuring charges and impairment of assets and noncash interest, offset by an increase in net loss as described in "—Results of Operations" above. See note "11. Restructuring, Impairment and Plant Closing Costs" to our combined financial statements for further discussion of the impairment in 2015.

              Net cash used in investing activities from continuing operations for 2015 was $100 million compared to net cash provided by investing activities from continuing operations of $52 million in 2014. During 2015 and 2014, we paid $203 million and $136 million, respectively, for capital expenditures. During 2015 and 2014, we made investments in LPC of $42 million and $37 million, respectively, and we received dividends from LPC of $48 million in both periods. During 2014, we received $77 million in cash in connection with the Rockwood acquisition. We had a decrease of $3 million in net advances to affiliates.

              Net cash provided by financing activities from continuing operations for 2015 and 2014 was $185 million and $53 million, respectively. The increase in net cash provided by financing activities from continuing operations was primarily due to an increase in net borrowings from affiliate accounts payable offset by dividends paid to noncontrolling interests.

Changes in Financial Condition

              The following information summarizes our working capital as of September 30, 2017 and December 31, 2016 (dollars in millions):

	September 30, 2017	December 31, 2016	Increase (Decrease)	Percent Change
Cash and cash equivalents	$186	$29	$157	541%
Accounts and notes receivable, net	411	247	164	66%
Accounts receivable from affiliates	9	243	(234)	(96)%
Inventories	431	426	5	1%
Prepaid expenses	11	11	—	—
Other current assets	73	59	14	24%

Total current assets from continuing operations	1,121	1,015	106	10%

Accounts payable	319	297	22	7%
Accounts payable to affiliates	15	695	(680)	(98)%
Accrued liabilities	213	146	67	46%
Current portion of debt	4	10	(6)	(60)%

Total current liabilities from continuing operations	551	1,148	(597)	(52)%

Working capital (deficit)	$570	$(133)	$703	(529)%

              Our working capital increased by $703 million as a result of the net impact of the following significant changes:

  •
  Cash and cash equivalents increased by $157 million primarily due to inflows of $180 million from operating activities from continuing operations and $73 million of cash inflows from investing activities from continuing operations offset by outflows of $99 million from financing activities of continuing operations.

  •
  Accounts receivable increased by $164 million primarily due to higher revenues in the three months ended September 30, 2017 compared to the three months ended December 31, 2016.

  •
  Accrued liabilities increased by $67 million primarily due to deferred income recorded in connection with the partial progress payment received from our insurer related to the fire at our Pori, Finland manufacturing facility.

  •
  Accounts receivable from and accounts payable to affiliates represent financing arrangements with affiliates of Huntsman. For further information, see note "7. Debt" to our unaudited condensed consolidated and combined financial statements as well as accrued costs for our restructuring programs.

              The following information summarizes our working capital as of December 31, 2016 and December 31, 2015 (dollars in millions):

	December 31, 2016	December 31, 2015	Increase (Decrease)	Percent Change
Cash and cash equivalents	$29	$21	$8	38%
Accounts and notes receivable, net	247	242	5	2%
Accounts receivable from affiliates	243	382	(139)	(36)%
Inventories	426	556	(130)	(23)%
Prepaid expenses	11	49	(38)	(78)%
Other current assets	59	63	(4)	(6)%

Total current assets from continuing operations	1,015	1,313	(298)	(23)%

Accounts payable	297	305	(8)	(3)%
Accounts payable to affiliates	695	621	74	12%
Accrued liabilities	146	242	(96)	(40)%
Current portion of debt	10	9	1	11%

Total current liabilities from continuing operations	1,148	1,177	(29)	(2)%

Working capital	$(133)	$136	$(269)	NM

              Our working capital decreased by $269 million as a result of the net impact of the following significant changes:

  •
  Cash and cash equivalents increased by $8 million primarily due to inflows of $80 million provided by operating activities from continuing operations and $32 million provided by financing activities from continuing operations offset by outflows of $96 million used in investing activities from continuing operations.

  •
  Inventories decreased by $130 million mainly due to lower inventory volumes and lower raw material costs, primarily in the Titanium Dioxide segment.

  •
  Prepaid expenses decreased by $38 million primarily due to the distribution of employee termination and other restructuring costs that were prefunded during the fourth quarter of 2015.

  •
  Accounts payable decreased by $8 million primarily due to lower purchases consistent with the lower inventory balances noted above.

  •
  Accrued liabilities decreased by $96 million primarily due to the distribution of prefunded restructuring costs.

  •
  Accounts receivable from and accounts payable to affiliates represent financing arrangements with affiliates of Huntsman. For further information, see note "14. Related Party Financing—Cash Pooling Program" to our combined financial statements.

Third-Party Debt Agreements

              We also have lease obligations accounted for as capital leases primarily related to manufacturing facilities which are included in other long-term debt. The scheduled maturities of our commitments under capital leases are as follows (dollars in millions):

Year ending December 31:
2017	$7
2018	2
2019	2
2020	2
Thereafter	11

Total minimum payments	24
Less: Amounts representing interest	(4)

Present value of minimum lease payments	20
Less: Current portion of capital leases	(7)

Long-term portion of capital leases	$13

              In addition to these capital leases, we entered into certain financing transactions in connection with our IPO, including the use of the net proceeds of the Senior Notes offering and borrowings under the term loan facility to repay approximately $732 million of net intercompany debt owed to Huntsman and to pay related fees and expenses of approximately $18 million. The Senior Notes and the Senior Credit Facilities are described in greater detail below under "—Financing Arrangements."

Financing Arrangements

              Following the IPO and the separation, we incurred the following indebtedness and other facilities:

  •
  a senior secured term loan facility in an aggregate principal amount of $375 million;

  •
  an asset-based revolving lending facility with a borrowing capacity of up to $300 million; and

  •
  senior unsecured notes in an aggregate principal amount of $375 million.

Senior Credit Facilities

              On August 8, 2017, we entered into the Senior Credit Facilities that provide for first lien senior secured financing of up to $675 million, consisting of:

  •
  the term loan facility in an aggregate principal amount of $375 million, with a maturity of seven years; and

  •
  the ABL facility in an aggregate principal amount of up to $300 million, with a maturity of five years.

              The term loan facility will amortize in aggregate annual amounts equal to 1% of the original principal amount of the term loan facility, payable quarterly commencing in the fourth quarter of 2017.

              Availability to borrow under the $300 million of commitments under ABL facility is subject to a borrowing base calculation comprised of accounts receivable and inventory in United States, Canada, the United Kingdom, Germany and only accounts receivable in France and Spain, that fluctuate from time to time and may be further impacted by the lenders' discretionary ability to impose reserves and availability blocks that might otherwise incrementally increase borrowing availability. As a result, the aggregate amount available for extensions of credit under the ABL facility at any time is the lesser of $300 million and the borrowing base calculated according to the formula described above minus the aggregate amount of extensions of credit outstanding under the ABL facility at such time.

              Borrowings under the term loan facility will bear interest at a rate equal to, at our option, either (a) a London Interbank Offering Rate ("LIBOR") based rate determined by reference to the costs of funds for Eurodollar deposits for the interest period relevant to such borrowing, adjusted for certain additional costs subject to an interest rate floor to be agreed to or (b) a base rate determined by reference to the highest of (i) the rate of interest per annum determined from time to time by JPMorgan Chase Bank, N.A. as its prime rate in effect at its principal office in New York City, (ii) the federal funds rate plus 0.50% per annum and (iii) the one-month adjusted LIBOR plus 1.00% per annum, in each case plus an applicable margin to be agreed upon. Borrowings under the ABL facility bear interest at a variable rate equal to an applicable margin based on the applicable quarterly average excess availability under the ABL facility plus either a LIBOR or a base rate. The applicable margin percentage is calculated and established once every three calendar months and varies from 150 to 200 basis points for LIBOR loans depending on the quarterly average excess availability under the ABL facility for the immediately preceding three month period.

              All obligations under the Senior Credit Facilities are guaranteed by us and substantially all of our subsidiaries (the "Guarantors"), and are secured by substantially all of our assets and the assets of the Guarantors, in each case subject to certain exceptions. Lien priority as between the term loan facility and the ABL facility with respect to the collateral will be governed by an intercreditor agreement.

              The Senior Credit Facilities contain certain customary events of default, including relating to a change of control. If an event of default occurs, the lenders under the Senior Credit Facilities will be entitled to take various actions, including the acceleration of amounts due under the Senior Credit Facilities and all actions permitted to be taken by a secured creditor in respect of the collateral securing the Senior Credit Facilities.

    Senior Notes

              On July 14, 2017, the Issuers entered into an indenture in connection with the issuance of the Senior Notes.

              The Senior Notes are general unsecured senior obligations of the issuers and are guaranteed on a general unsecured senior basis by us and certain of our subsidiaries.

              The indenture related to the Senior Notes imposes certain limitations on our ability and certain of our subsidiaries to, among other things, incur additional indebtedness secured by any principal properties, incur indebtedness of non-guarantor subsidiaries, enter into sale and leaseback transactions with respect to any principal properties and consolidate or merge with or into any other person or lease, sell or transfer all or substantially all of our properties and assets.

              The Senior Notes bear interest of 5.75% per year payable semi-annually and will mature on July 15, 2025. The issuers may redeem the Senior Notes in whole or in part at any time prior to July 15, 2020 at a price equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, and an early redemption premium, calculated on an agreed percentage of the outstanding principal amount, providing compensation on a portion of foregone future interest payables. The Senior Notes will be redeemable in whole or in part at any time on or after July 15, 2020 at the redemption prices set forth in the indenture, plus accrued and unpaid interest, if any, up to, but not including, the redemption date. In addition, at any time prior to July 15, 2020, the issuers may redeem up to 40% of the aggregate principal amount of the Senior Notes with an amount not greater than the net cash proceeds of certain equity offerings or contributions to our equity at 105.75% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but not including, the redemption date. Upon the occurrence of certain change of control events (other than the separation), holders of the Senior Notes will have the right to require that the issuers purchase all or a portion of such holder's Senior Notes in cash at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase.

A/R Programs

              Certain of our entities participated in the accounts receivable securitization programs ("A/R Programs") sponsored by Huntsman International. Under the A/R Programs, such entities sold certain of their trade receivables to Huntsman International. Huntsman International granted an undivided interest in these receivables to a special purpose entity, which served as security for the issuance of debt of Huntsman International. On April 21, 2017, Huntsman International amended its accounts receivable securitization facilities, which among other things removed existing receivables sold into the program by us and at which time we discontinued our participation in the A/R Programs.

              As of December 31, 2016, Huntsman International had $106 million of net receivables in their A/R Programs and reflected on their balance sheet associated with us. The entities' allocated losses on the A/R Programs for the three months ended September 30, 2016 was $1 million, and for the nine months ended September 30, 2017 and 2016 were $1 million and $4 million, respectively. The allocation of losses on sale of accounts receivable is based upon the pro-rata portion of total receivables sold into the securitization program as well as other program and interest expenses associated with the A/R Programs.

Contractual Obligations and Commercial Commitments

              Our obligations under long-term debt (including the current portion), lease agreements and other contractual commitments from continuing operations as of December 31, 2016 are summarized below (dollars in millions):

	2017	2018 - 2019	2020 - 2021	After 2021	Total
Long-term debt, including current portion(1)	$10	$3	$3	$7	$23
Interest(2)	—	1	1	2	4
Operating leases	8	10	4	2	24
Purchase commitments(3)	582	487	26	39	1,134

Total(4)(5)	$600	$501	$34	$50	$1,185

(1)
Excludes long-term debt to affiliates, all of which was repaid, capitalized or otherwise eliminated in connection with the separation and our IPO. In connection with our IPO, we entered into the Senior Credit Facilities and two of our subsidiaries issued the Senior Notes, which includes (i) $375 million of Senior Notes and (ii) borrowings of $375 million under our term loan facility. In addition, we entered into a $300 million ABL facility at closing of this offering, which, together with the term loan facility, we refer to as the Senior Credit Facilities. We used the net proceeds of the Senior Notes offering and the term loan facility to repay approximately $732 million of net intercompany debt owed to Huntsman and to pay related fees and expenses of approximately $18 million. For more information, See "—Financing Arrangements."

(2)
Interest calculated using interest rates as of December 31, 2016 and contractual maturity dates.

(3)
We have various purchase commitments extending through 2029 for materials, supplies and services entered into in the ordinary course of business. Included in the purchase commitments table above are contracts which require minimum volume purchases that extend beyond one year or are renewable annually and have been renewed for 2016. Certain contracts allow for changes in minimum required purchase volumes in the event of a temporary or permanent shutdown of a facility. To the extent the contract requires a minimum notice period, such notice period has been included in the above table. The contractual purchase price for substantially all of these contracts is variable based upon market prices, subject to annual negotiations. We have estimated our contractual obligations by using the terms of our current pricing for each contract. We also have a limited number of contracts which require a minimum payment even if no volume is purchased. We believe that all of our purchase obligations will be utilized in our normal operations. For each of the years ended December 31, 2016, 2015 and 2014, we made minimum payments of $1 million, nil and nil, respectively, under such take or pay contracts without taking the product.

(4)
Totals do not include commitments pertaining to our pension and other postretirement obligations. Our estimated future contributions to our pension and postretirement plans are as follows (dollars in millions):

	2017	2018 - 2019	2020 - 2021	5-Year Average Annual
Pension plans	$21	$47	$50	$24
Other postretirement obligations	—	—	—	—
(5)
The above table does not reflect expected tax payments and unrecognized tax benefits due to the inability to make reasonably reliable estimates of the timing and amount of payments. For additional discussion on unrecognized tax benefits, see note "18. Income Taxes" to our combined financial statements.

Off-Balance-Sheet Arrangements

              No off-balance sheet arrangements exist at this time.

Restructuring, Impairment and Plant Closing Costs

              Following the Rockwood acquisition, we identified 21 business improvement projects in our Titanium Dioxide and Performance Additives segments. We commenced implementation of such projects in December 2014 and they collectively have produced significant cost savings and improved global competitiveness for our business. The benefits of these programs were measured at the individual project level while the cost performance of the business as a whole was measured against a benchmark period (fiscal year 2014). In total, the successful completion of these programs delivered more than $200 million of annual cost synergies to businesses that will be assumed by us in connection with the separation in the year ended December 31, 2016 relative to the year ended December 31, 2014, pro forma for the Rockwood acquisition. Approximately 85% of these cost savings were attributable to costs of goods sold and 15% were attributable to selling, general and administrative expenses.

              In addition, we are currently implementing a business improvement program, which is expected to provide additional contributions to Adjusted EBITDA beginning in 2017 and to be completed by the end of 2018. If successfully implemented, we expect our business improvement program to result in increased Adjusted EBITDA from general cost reductions, volume growth (primarily via the launch of new products) and further optimization of our manufacturing network including the closure of certain facilities.

              We have initiated various restructuring programs in an effort to reduce operating costs and maximize operating efficiency. As of September 30, 2017 and December 31, 2016, accrued restructuring and plant closing costs by type of cost and initiative consisted of the following (dollars in millions):

	Workforce reductions(1)	Other restructuring costs	Total(2)
Accrued liabilities as of January 1, 2017	$21	$—	$21
2017 charges	34	8	42
2017 payments	(15)	(8)	(23)
Distribution of prefunded restructuring costs	1	—	1

Accrued liabilities as of September 30, 2017	$41	$—	$41

(1)
The total workforce reduction reserves of $41 million relate to the termination of 338 positions, of which zero positions had been terminated as of September 30, 2017.

(2)
Accrued liabilities remaining at September 30, 2017 and December 31, 2016 by year of initiatives were as follows (dollars in millions):

	September 30, 2017	December 31, 2016
2015 initiatives and prior	$12	$21
2016 initiatives	—	—
2017 initiatives	29	—

Total	$41	$21

              Details with respect to our reserves for restructuring, impairment and plant closing costs are provided below by segment and initiative (dollars in millions):

	Titanium Dioxide	Performance Additives	Total
Accrued liabilities as of January 1, 2017	$12	$9	$21
2017 charges	33	9	42
Distribution of prefunded restructuring costs	(14)	(9)	(23)
2017 payments	1	—	1

Accrued liabilities as of September 30, 2017	$32	$9	$41

Current portion of restructuring reserves	$28	$9	$37
Long-term portion of restructuring reserve	4	—	4

              Details with respect to cash and noncash restructuring charges for the nine months ended September 30, 2017 and 2016 by initiative are provided below (dollars in millions):

Nine months ended September 30, 2017
Cash charges	$42
Impairment of assets	3
Other non-cash charges	4

Total 2017 Restructuring, Impairment and Plant Closing Costs	$49

Nine months ended September 30, 2016
Cash charges	$22
Accelerated depreciation	8
Other non-cash charges	1

Total 2016 Restructuring, Impairment and Plant Closing Costs	$31

Restructuring Activities

              In December 2014, we implemented a comprehensive restructuring program to improve the global competitiveness of our Titanium Dioxide and Performance Additives segments. As part of the program, we are reducing our workforce by approximately 900 positions. In connection with this restructuring program, we recorded restructuring expense of nil and $4 million for the three and nine months ended September 30, 2016, respectively.

              In February 2015, we announced a plan to close the black end manufacturing operations and ancillary activities at our Calais, France site, which will reduce our TiO2 capacity by approximately 100 kilotons, or 11% of our global TiO2 capacity. In connection with this closure, we recorded restructuring expense of nil and $1 million in the three and nine months ended September 30, 2016, respectively. All expected charges have been incurred as of the end of 2016.

              In July 2016, we announced plans to close our Umbogintwini, South Africa TiO2 manufacturing facility. As part of the program, we recorded restructuring expense of approximately $1 million and $3 million for the three and nine months ended September 30, 2017, respectively. We expect to incur additional charges of approximately $3 million through the end of the third quarter of 2018.

              In March 2017, we announced a plan to close the white end finishing and packaging operation of our TiO2 manufacturing facility at our Calais, France site. The announced plan follows the 2015 closure of the black end manufacturing operations and would result in the closure of the entire facility. In connection with this closure, we recorded restructuring expense of $12 million and $34 million in the three and nine months ended September 30, 2017, respectively. We recorded $1 million and $8 million of accelerated depreciation on the remaining long-lived assets associated with this manufacturing facility during the three and nine months ended September 30, 2016, respectively. We expect to incur additional charges of approximately $45 million through the end of 2021.

              In September 2017, we announced a plan to close our St. Louis and Easton manufacturing facilities. As part of the program, we recorded restructuring expense of approximately $3 million for the three months ended September 30, 2017. We expect to incur $17 million of accelerated depreciation through the end of 2018.

              We expect that our open restructuring plans will improve earnings significantly as they are implemented through 2018 primarily as a result of lower operating costs due to workforce reductions resulting from plant closures. While our open restructuring plans are expected to result in net cash outflows in 2017, they are expected to result in net cash inflows in 2018 and 2019. Of the $60 million we previously estimated for annualized savings, we have already realized approximately $15 million of savings through the third quarter of 2017 as a result of these programs, including approximately $9 million of savings realized in the third quarter of 2017. If successfully implemented, we expect the general cost reductions and optimization of our manufacturing network to result in additional increases to our Adjusted EBITDA of approximately $45 million per year by the first quarter of 2019, with additional projected increases to Adjusted EBITDA from volume growth (primarily via the launch of new products). These net cash flow impacts are primarily attributable to plant closure and severance costs, which are more than offset by reduced cash operating costs. We currently estimate that these business improvements will require approximately $75 million of cash restructuring costs through 2020.

              For further information on restructuring activities, see note "11. Restructuring, Impairment and Plant Closing Costs" to our combined financial statements and note "6. Restructuring, Impairment and Plant Closing Costs" to our unaudited condensed consolidated and combined financial statements.

Legal Proceedings

Antitrust Matters

              We were named as a defendant in consolidated class action civil antitrust suits filed on February 9 and 12, 2010 in the U.S. District Court for the District of Maryland alleging that we, our co-defendants and other alleged co-conspirators conspired to fix prices of TiO2 sold in the U.S. The other defendants named in this matter were E. I. du Pont de Nemours and Company ("DuPont"), Kronos and National Titanium Dioxide Company, Ltd. ("Cristal") (formerly Millennium). On August 28, 2012, the court certified a class consisting of all U.S. customers who purchased TiO2 directly from the defendants (the "Direct Purchasers") since February 1, 2003. On December 13, 2013, we and all other defendants settled the Direct Purchasers litigation and the court approved the settlement. We paid the settlement in an amount immaterial to our condensed consolidated and combined financial statements.

              On November 22, 2013, we were named as a defendant in a civil antitrust suit filed in the U.S. District Court for the District of Minnesota brought by a Direct Purchaser who opted out of the Direct Purchasers class litigation (the "Opt-Out Litigation"). On April 21, 2014, the court severed the claims against us from the other defendants sued and ordered our case transferred to the U.S. District Court for the Southern District of Texas. Subsequently, Kronos, another defendant, was also severed from the Minnesota case and claims against it were transferred and consolidated for trial with our case in the Southern District of Texas. On February 26, 2016, we reached an agreement to settle the Opt-Out Litigation and subsequently paid the settlement in an amount immaterial to our condensed consolidated and combined financial statements.

              We were also named as a defendant in a class action civil antitrust suit filed on March 15, 2013 in the U.S. District Court for the Northern District of California by the purchasers of products made from TiO2 (the "Indirect Purchasers") making essentially the same allegations as did the Direct Purchasers. On October 14, 2014, plaintiffs filed their Second Amended Class Action Complaint narrowing the class of plaintiffs to those merchants and consumers of architectural coatings containing TiO2. On August 11, 2015, the court granted our motion to dismiss the Indirect Purchasers litigation with leave to amend the complaint. A Third Amended Class Action Complaint was filed on September 29, 2015 further limiting the class to consumers of architectural paints. Plaintiffs have raised state antitrust claims under the laws of 15 states, consumer protection claims under the laws of nine states, and unjust enrichment claims under the laws of 16 states. On November 4, 2015, we and our co-defendants filed another motion to dismiss. On June 13, 2016, the court substantially denied the motion to dismiss except as to consumer protection claims in one state. The parties have entered into a settlement, subject to court approval, for an amount immaterial to our condensed consolidated and combined financial statements.

              On August 23, 2016, we were named as a defendant in a fourth civil antitrust suit filed in the U.S. District Court for the Northern District of California by an Indirect Purchaser, Home Depot. Home Depot is an Indirect Purchaser primarily through paints it purchases from various manufacturers. We settled this matter for an amount immaterial to our condensed consolidated and combined financial statements and the court dismissed the case on May 31, 2017.

              These Indirect Purchasers seek injunctive relief, treble damages or the maximum damages allowed by state law, costs of suit and attorneys' fees. We are not aware of any illegal conduct by us or any of our employees.

Other Proceedings

              We are a party to various other proceedings instituted by private plaintiffs, governmental authorities and others arising under provisions of applicable laws, including various environmental, products liability and other laws. Except as otherwise disclosed in our combined financial statements, we do not believe that the outcome of any of these matters will have a material effect on our financial condition, results of operations or liquidity.

Environmental, Health and Safety Matters

              As noted in "Business—Environmental, Health and Safety Matters" and "Risk Factors," we are subject to extensive environmental regulations, which may impose significant additional costs on our operations in the future. While we do not expect any of these enactments or proposals to have a material adverse effect on us in the near term, we cannot predict the longer-term effect of any of these regulations or proposals on our future financial condition.

Environmental, Health and Safety Capital Expenditures

              We may incur future costs for capital improvements and general compliance under EHS laws, including costs to acquire, maintain and repair pollution control equipment. For the nine months ended September 30, 2017 and 2016, our capital expenditures for EHS matters totaled $5 million and $7 million, respectively. Because capital expenditures for these matters are subject to evolving regulatory requirements and depend, in part, on the timing, promulgation and enforcement of specific requirements, our capital expenditures for EHS matters have varied significantly from year to year and we cannot provide assurance that our recent expenditures are indicative of future amounts we may spend related to EHS and other applicable laws.

Environmental Reserves

              We accrue liabilities relating to anticipated environmental cleanup obligations, site reclamation and closure costs, and known penalties. Liabilities are recorded when potential liabilities are either known or considered probable and can be reasonably estimated. Our liability estimates are calculated using present value techniques as appropriate and are based upon requirements placed upon us by regulators, available facts, existing technology, and past experience. The environmental liabilities do not include amounts recorded as asset retirement obligations. As of September 30, 2017 and 2016, we had environmental reserves of $12 million, each. We may incur losses for environmental remediation.

Environmental Matters

              We have incurred, and we may in the future incur, liability to investigate and clean up waste or contamination at our current or former facilities or facilities operated by third parties at which we may have disposed of waste or other materials. Similarly, we may incur costs for the cleanup of waste that was disposed of prior to the purchase of our businesses. Under some circumstances, the scope of our liability may extend to damages to natural resources.

              Under the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") and similar state laws, a current or former owner or operator of real property in the U.S. may be liable for remediation costs regardless of whether the release or disposal of hazardous substances was in compliance with law at the time it occurred, and a current owner or operator may be liable regardless of whether it owned or operated the facility at the time of the release. Outside the

U.S., analogous contaminated property laws, such as those in effect in France, can hold past owners and/or operators liable for remediation at former facilities. We have not been notified by third parties of claims against us for cleanup liabilities at former facilities or third-party sites, including, but not limited to, sites listed under CERCLA.

              Under the Resource Conservation and Recovery Act ("RCRA") in the U.S. and similar state laws, we may be required to remediate contamination originating from our properties as a condition to our hazardous waste permit. Some of our manufacturing sites have an extended history of industrial chemical manufacturing and use, including on-site waste disposal. We are aware of soil, groundwater or surface contamination from past operations at some of our sites, and we may find contamination at other sites in the future. Similar laws exist in a number of locations in which we currently operate, or previously operated, manufacturing facilities, such as France and Italy.

Recently Issued Accounting Pronouncements

              In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606), outlining a single comprehensive model for entities to use in accounting for revenues arising from contracts with customers and supersedes most current revenue recognition guidance. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, deferring the effective date of ASU No. 2014-09 for all entities by one year. Further, in March 2016, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), clarifying the implementation guidance on principal versus agent considerations, in April 2016, the FASB issued ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, clarifying the implementation guidance on identifying performance obligations in a contract and determining whether an entity's promise to grant a license provides a customer with either a right to use the entity's intellectual property (which is satisfied at a point in time) or a right to access the entity's intellectual property (which is satisfied over time), in May 2016, the FASB issued ASU No. 2016-12, Revenue from Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients, providing clarifications and practical expedients for certain narrow aspects in Topic 606, and in December 2016, the FASB issued ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers . The amendments in these ASUs are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. The amendments in ASU No. 2014-09, ASU No. 2016-08, ASU No. 2016-10, ASU No. 2016-12 and ASU No. 2016-20 should be applied retrospectively, and early application is permitted. We are substantially complete with our analysis to identify areas that will be impacted by the adoption of the amendments in ASU No. 2014-09, ASU No. 2016-08, ASU No. 2016-10, ASU No. 2016-12 and ASU No. 2016-20 on our financial statements. At this time, other than additional required disclosures, we do not expect the adoption of the amendments in these ASUs to have a significant impact on our financial statements. The standard will be adopted in our fiscal year 2018 and we have elected the modified retrospective approach as the transition method.

              In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The amendments in this ASU will increase transparency and comparability among entities by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The amendments in this ASU will require lessees to recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Early application of the amendments in this ASU is permitted for all entities. Reporting entities are required to recognize and measure leases under these amendments at the beginning of the earliest period presented using a modified retrospective approach. We are currently evaluating the impact of the adoption of the amendments in this ASU on our financial statements and believe, based on our preliminary assessment, that we will record significant additional right-of-use assets and lease obligations.

              In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The amendments in this ASU clarify and include specific guidance to address diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. The amendments in this ASU should be applied using a retrospective transition method to each period presented. We do not expect the adoption of the amendments in this ASU to have a significant impact on our financial statements.

              In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. The amendments in this ASU require entities to recognize the current and deferred income taxes for an intra-entity transfer of an asset other than inventory when the transfer occurs, as opposed to deferring the recognition of the income tax consequences until the asset has been sold to an outside party. The amendments in this ASU are effective for annual reporting periods beginning after December 31, 2017, including interim reporting periods within those annual reporting periods. Early adoption is permitted for all entities as of the beginning of an annual reporting period for which financial statements (interim or annual) have not been issued or made available for issuance. The amendments in this ASU should be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. We do not expect the adoption of the amendments in this ASU to have a significant impact on our financial statements.

              In March 2017, the FASB issued ASU No. 2017-07, Compensation—Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. The amendments in this ASU require that an employer report the service cost component of net periodic pension cost and net periodic postretirement benefit cost in the same line items as other compensation costs arising from services rendered by the pertinent employees during the period. The other components of net benefit cost are required to be presented in the income statement separately from the service cost component and outside of income from operations. The amendments in this ASU also allow only the service cost component to be eligible for capitalization when applicable (for example, as a cost of internally manufactured inventory or a self-constructed asset). The amendments in this ASU are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The amendments in this ASU should be applied retrospectively for the presentation of the service cost component and the other components of net periodic pension cost and net periodic postretirement benefit cost in the income statement and prospectively, on and after the effective date, for the capitalization of the service cost component of net periodic pension cost and net periodic postretirement benefit cost in assets. The amendments in this ASU will impact the presentation of our financial statements. Our current presentation of service cost components is consistent with the amendments in this ASU. Upon adoption of the amendments in this ASU, we expect to present the other components within other nonoperating income, whereas we currently present these within cost of goods sold and selling, general and administrative expenses.

              In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities. The amendments in this ASU better align an entity's risk management activities and financial reporting for hedging relationships through changes to both the designation and measurement guidance for qualifying hedging relationships as well as the recognition and presentation of the effects of the hedging instrument and the hedged item in the financial statements to increase the understandability of the results of an entity's intended hedging strategies. The amendments in this ASU also include certain targeted improvements to ease the application of current guidance related to the assessment of hedge effectiveness. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted in any interim period after the issuance of this ASU. Transition requirements and elections should be applied to hedging relationships existing on the date of adoption. For cash flow and net investment hedges, an entity should apply a cumulative-effect adjustment related to eliminating the separate measurement of ineffectiveness, and the amended presentation and disclosure guidance is required only prospectively. We are currently evaluating the impact of the adoption of the amendments in this ASU on our financial statements.

Critical Accounting Policies

              The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts in our combined financial statements. Our significant accounting policies are summarized in note "1. Description of Business, Recent Developments, Basis of Presentation and Summary of Significant Accounting Policies" to our combined financial statements. Summarized below are our critical accounting policies:

Employee Benefit Programs

              We sponsor several contributory and non-contributory defined benefit plans, covering employees primarily in the U.S., the U.K., Germany and Finland, but also covering employees in a number of other countries. We fund the material plans through trust arrangements (or local equivalents) where the assets are held separately from us. We also sponsor unfunded postretirement plans which provide medical and, in some cases, life insurance benefits covering certain employees in the U.S., Canada and South Africa. Amounts recorded in our combined financial statements are recorded based upon actuarial valuations performed by various third-party actuaries. Inherent in these valuations are numerous assumptions regarding expected long-term rates of return on plan assets, discount rates, compensation increases, mortality rates and health care cost trends. These assumptions are described in note "19. Employee Benefit Plans" to our combined financial statements.

              Management, with the advice of actuaries, uses judgment to make assumptions on which our employee pension and postretirement benefit plan obligations and expenses are based. The effect of a 1% change in three key assumptions is summarized as follows (dollars in millions):

Assumptions	Statement of Operations(1)	Balance Sheet Impact(2)
Discount rate
—1% increase	$(4)	$(159)
—1% decrease	9	193
Expected long-term rates of return on plan assets
—1% increase	(11)	—
—1% decrease	11	—
Rate of compensation increase
—1% increase	2	17
—1% decrease	(2)	(16)

(1)
Estimated (decrease) increase on 2016 net periodic benefit cost

(2)
Estimated (decrease) increase on December 31, 2016 pension and postretirement liabilities and accumulated other comprehensive loss

Income Taxes

              We use the asset and liability method of accounting for income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes. We evaluate deferred tax assets to determine whether it is more likely than not that they will be realized. Valuation allowances are reviewed on a tax jurisdiction basis to analyze whether there is sufficient positive or negative evidence to support a change in judgment about the realizability of the related deferred tax assets for each jurisdiction. These conclusions require significant judgment. In evaluating the objective evidence that historical results provide, we consider the cyclicality of businesses and cumulative income or losses during the applicable period. Cumulative losses incurred over the period limit our ability to consider other subjective evidence such as our projections for the future. Changes in expected future income in applicable jurisdictions could affect the realization of deferred tax assets in those jurisdictions. As of December 31, 2016, we had total valuation allowances of $245 million. See note "18. Income Taxes" to our combined financial statements for more information regarding our valuation allowances.

              As of December 31, 2016, there were no unremitted earnings of subsidiaries to consider for indefinite reinvestment. Going forward, to the extent future cash flow needs require distributions from foreign subsidiaries, based on existing law, we have the ability to repatriate the cash without incurring incremental income tax.

              Accounting for uncertainty in income taxes prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The application of income tax law is inherently complex. We are required to determine if an income tax position meets the criteria of more-likely-than-not to be realized based on the merits of the position under tax law, in order to recognize an income tax benefit. This requires us to make significant judgments regarding the merits of income tax positions and the application of income tax law. Additionally, if a tax position meets the recognition criteria of more-likely-than-not we are required to make judgments and apply assumptions in order to measure the amount of the tax benefits to recognize. These judgments are based on the probability of the amount of tax benefits that would be realized if the tax position was challenged by the taxing authorities. Interpretations and guidance surrounding income tax laws and regulations change over time. As a consequence, changes in assumptions and judgments can materially affect amounts recognized in our combined financial statements.

Long-Lived Assets

              The useful lives of our property, plant and equipment are estimated based upon our historical experience, engineering estimates and industry information and are reviewed when economic events indicate that we may not be able to recover the carrying value of the assets. The estimated lives of our property range from 3 to 50 years and depreciation is recorded on the straight-line method. Inherent in our estimates of useful lives is the assumption that periodic maintenance and an appropriate level of annual capital expenditures will be performed. Without on-going capital improvements and maintenance, the productivity and cost efficiency declines and the useful lives of our assets would be shorter.

              Management uses judgment to estimate the useful lives of our long-lived assets. At September 30, 2017, if the estimated useful lives of our property, plant and equipment had either been one year greater or one year less than their recorded lives, then depreciation expense for 2017 would have been approximately $7 million less or $8 million greater, respectively.

              We are required to evaluate the carrying value of our long-lived tangible and intangible assets whenever events indicate that such carrying value may not be recoverable in the future or when management's plans change regarding those assets, such as idling or closing a plant. We evaluate impairment by comparing undiscounted cash flows of the related asset groups that are largely independent of the cash flows of other asset groups to their carrying values. Key assumptions in determining the future cash flows include the useful life, technology, competitive pressures, raw material pricing and regulations. In connection with our asset evaluation policy, we reviewed all of our long-lived assets for indicators that the carrying value may not be recoverable. During 2016, we recorded an impairment charge of $1 million related to the impairment of our South African asset group. See note "11. Restructuring, Impairment and Plant Closing Costs" to our combined financial statements.

Restructuring and Plant Closing Costs

              We recorded restructuring charges in recent periods in connection with closing certain plant locations, workforce reductions and other cost savings programs in each of our business segments. These charges are recorded when management has committed to a plan and incurred a liability related to the plan. Estimates for plant closing costs include the write-off of the carrying value of the plant, any necessary environmental and/or regulatory costs, contract termination and demolition costs. Estimates for workforce reductions and other costs savings are recorded based upon estimates of the number of positions to be terminated, termination benefits to be provided and other information, as necessary. Management evaluates the estimates on a quarterly basis and will adjust the reserve when information indicates that the estimate is above or below the currently recorded estimate. For further discussion of our restructuring activities, see note "6. Restructuring, Impairment and Plant Closing Costs" to our unaudited condensed consolidated and combined financial statements and note "11. Restructuring, Impairment and Plant Closing Costs" to our combined financial statements.

Contingent Loss Accruals

              Environmental remediation costs for our facilities are accrued when it is probable that a liability has been incurred and the amount can be reasonably estimated. Estimates of environmental reserves require evaluating government regulation, available technology, site-specific information and remediation alternatives. We accrue an amount equal to our best estimate of the costs to remediate based upon the available information. The extent of environmental impacts may not be fully known and the processes and costs of remediation may change as new information is obtained or technology for remediation is improved. Our process for estimating the expected cost for remediation considers the information available, technology that can be utilized and estimates of the extent of environmental damage. Adjustments to our estimates are made periodically based upon additional information received as remediation progresses. As of September 30, 2017, we had recognized a liability of $12 million related to these environmental matters. For further information, see note "12. Environmental, Health and Safety Matters" to our unaudited condensed consolidated and combined financial statements.

              We are subject to legal proceedings and claims arising out of our business operations. We routinely assess the likelihood of any adverse outcomes to these matters, as well as ranges of probable losses. A determination of the amount of the reserves required, if any, for these contingencies is made after analysis of each known claim. We have an active risk management program consisting of numerous insurance policies secured from many carriers. These policies often provide coverage that is intended to minimize the financial impact, if any, of the legal proceedings. The required reserves may change in the future due to new developments in each matter. For further information, see note "11. Commitments and Contingencies—Legal Proceedings" to our unaudited condensed consolidated and combined financial statements.

Variable Interest Entities—Primary Beneficiary

              We evaluate each of our variable interest entities on an on-going basis to determine whether we are the primary beneficiary. Management assesses, on an on-going basis, the nature of our relationship to the variable interest entity, including the amount of control that we exercise over the entity as well as the amount of risk that we bear and rewards we receive in regards to the entity, to determine if we are the primary beneficiary of that variable interest entity. Management judgment is required to assess whether these attributes are significant. The factors management considers when determining if we have the power to direct the activities that most significantly impact each of our variable interest entity's economic performance include supply arrangements, manufacturing arrangements, marketing arrangements and sales arrangements. We consolidate all variable interest entities for which we have concluded that we are the primary beneficiary. For the nine months ended September 30, 2017 and 2016 and the years ended December 31, 2016, 2015 and 2014, the percentage of revenues from our consolidated variable interest entities in relation to total revenues that will ultimately be attributable to Venator is approximately 5.8%, 5.4%, 5.4%, 4.6% and 1.5%, respectively. For further information, see note "7. Variable Interest Entities" to our combined financial statements and note "5. Variable Interest Entities" to our unaudited condensed consolidated and combined financial statements.

Qualitative and Quantitative Disclosures about Market Risk

Interest Rate Risk

              In connection with the separation and our IPO, we entered into the Senior Credit Facilities. Through our borrowing activities, we expect to be exposed to interest rate risk. Such risk will arise due to the anticipated structure of our debt portfolio, including the mix of fixed and floating interest rates. Actions we may take to reduce interest rate risk include managing the mix and rate characteristics of various interest bearing liabilities, as well as entering into interest rate derivative instruments.

              From time to time, we may purchase interest rate swaps and/or other derivative instruments to reduce the impact of changes in interest rates on our floating-rate long-term debt. Under interest rate swaps, we agree with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount.

Foreign Exchange Rate Risk

              We are exposed to market risks associated with foreign exchange risk. Our cash flows and earnings are subject to fluctuations due to exchange rate variation. Our revenues and expenses are denominated in various foreign currencies. We enter into foreign currency derivative instruments to minimize the short-term impact of movements in foreign currency rates. Where practicable, we generally net multicurrency cash balances among our subsidiaries to help reduce exposure to foreign currency exchange rates. Certain other exposures may be managed from time to time through financial market transactions, principally through the purchase of spot or forward foreign exchange contracts (generally with maturities of three months or less). We do not hedge our foreign currency exposures in a manner that would eliminate the effect of changes in exchange rates on our cash flows and earnings. At September 30, 2017, we had approximately $84 million in notional amount (in U.S. dollar equivalents) outstanding, with maturities of approximately one month.

              Prior to the separation, Huntsman International, or its subsidiaries, entered into foreign currency derivatives on our behalf. As of December 31, 2016, Huntsman International or its subsidiaries, on behalf of us, had approximately $88 million in notional amount (in U.S. dollar equivalents) outstanding in forward foreign currency contracts with a term of approximately one month.

Internal Control over Financial Reporting

              We identified a material weakness over our financial reporting as of March 31, 2017. As defined in Regulation 12b-2 under the Securities Exchange Act of 1934, a "material weakness" is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company's annual or interim financial statements will not be prevented, or detected on a timely basis. Specifically, we determined that there is a deficiency in the design of our internal controls surrounding the review of the statements of cash flows for carve out financial statements. This material weakness led to a material misstatement in our combined statements of cash flows for the three years ended December 31, 2016 and in our condensed combined statements of cash flows for the three months periods ended March 31, 2017 and 2016.

              As described further in note "25. Restatement of Combined Statements of Cash Flows" to our combined financial statements, the misstatements related to the presentation of cash flows associated with the cash pooling programs in which we participate with certain subsidiaries of Huntsman International. These transactions were improperly classified between cash flows from operating activities and cash flows from either investing or financing activities.

Remediation Plans

              We have initiated various programs to mitigate this material weakness in future periods and are in the process of supplementing our existing internal controls related to carve-out cash flow reporting, including hiring of additional accounting personnel and providing training specific to cash flow reporting to our existing accounting personnel. In addition, after the separation, we no longer participate in a cash pooling program with affiliates outside of our legal entities and no related cash flow transactions exist in periods subsequent to the separation.

              Although we plan to complete the above remediation process and integrate incremental internal controls into our 2017 testing plan, the implementation of these initiatives may not fully address any material weakness or other deficiencies that we may have in our internal control over financial reporting. See "Risk Factors—Risks Related to Our Business—We identified a material weakness in our internal control over financial reporting, which resulted in the restatement of our financial statements. If remediation of this material weakness is not effective, or if we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately or timely report our financial condition or operating results, which may adversely affect investor confidence in our company and, as a result, the value of our ordinary shares." included in this Prospectus.

BUSINESS

Overview

              We are a leading global manufacturer and marketer of chemical products that improve the quality of life for downstream consumers and promote a sustainable future. Our products comprise a broad range of innovative chemicals and formulations that bring color and vibrancy to buildings, protect and extend product life, and reduce energy consumption. We market our products globally to a diversified group of industrial customers through two segments: Titanium Dioxide, which consists of our TiO2 business, and Performance Additives, which consists of our functional additives, color pigments, timber treatment and water treatment businesses. We are a leading global producer in many of our key product lines, including TiO2, color pigments and functional additives, a leading North American producer of timber treatment products and a leading European producer of water treatment products. We operate 27 facilities, employ approximately 4,500 associates worldwide and sell our products in more than 110 countries.

              We operate in a variety of end markets, including industrial and architectural coatings, construction materials, plastics, paper, printing inks, pharmaceuticals, food, cosmetics, fibers and films and personal care. Within these end markets, our products serve approximately 6,900 customers globally. Our production capabilities allow us to manufacture a broad range of functional TiO2 products as well as specialty TiO2 products that provide critical performance for our customers and sell at a premium for certain end-use applications. Our color pigments, functional additives and timber treatment products provide essential properties for our customers' end-use applications by enhancing the color and appearance of construction materials and delivering performance benefits in other applications such as corrosion and fade resistance, water repellence and flame suppression. We believe that our global footprint and broad product offerings differentiate us from our competitors and allow us to better meet our customers' needs.

              For the twelve months ended September 30, 2017, we had total revenues of $2,172 million. Adjusted EBITDA for the twelve months ended September 30, 2017 was $301 million for our Titanium Dioxide segment and $71 million for our Performance Additives segment.

              Our Titanium Dioxide and Performance Additives segments have been transformed in recent years and we have established ourselves as a market leader in each of the industries in which we operate. We invested approximately $1.3 billion in our Titanium Dioxide and Performance Additives segments from January 1, 2014 to September 30, 2017 on acquisitions, restructuring and integration. We continue to implement additional business improvements within our Titanium Dioxide and Performance Additives businesses. Please read "Summary—Recent Developments—Business Improvement Program." As a result of these efforts, we believe we are well-positioned to capitalize on the continued strength of the TiO2 market and related growth opportunities.

              The table below summarizes the key products, end markets and applications, representative customers, revenues and sales information by segment as of September 30, 2017.

              For additional information about our business segments, including related financial information, see note "24. Operating Segment Information" to our combined financial statements and note "14. Operating Segment Information" to our unaudited condensed consolidated and combined financial statements, and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Our Competitive Strengths

              We are committed to continued value creation for our customers and shareholders by focusing on our competitive strengths, including the following:

  •
  Well-Positioned to Capitalize on Strength of TiO2 Market and Growth Opportunities.  We believe that our Titanium Dioxide segment is well-positioned to take advantage of improvements in the TiO2 industry cycle. TZMI estimates that global TiO2 demand grew by approximately 8% in 2016 and forecasts growth of approximately 2% in 2017. TZMI further estimates that production capacity grew by approximately 1% in 2016 and forecasts growth of approximately 2% in 2017. We expect a favorable supply/demand balance will further promote an environment favorable for TiO2 price increases. We realized approximately $300 per metric ton improvement in pricing over the course of 2016. TZMI estimates that the market price of global high quality TiO2 will grow by more than $600 per metric ton, the equivalent of more than 26%, from December 31, 2016 through the first quarter of 2018. We announced price increases for each of the first three quarters of 2017: $160 per metric ton in the first quarter, $250 per metric ton in the second quarter and $250 per metric ton in the third quarter. Additionally, we are seeking price increases of up to $180 per metric ton in the fourth quarter with regional variations. With approximately 782,000 metric tons of annual nameplate production capacity, we believe that we are well-positioned to capitalize on recovering TiO2 demand and prices. According to TZMI, most North American and European plants are currently running at full operating rates with long delivery lead times. If prices continue to increase in and beyond 2017, and additional savings through our business improvement program are delivered, TiO2 margins are expected to increase. Additionally, with specialty and differentiated products accounting for approximately half of our 2016 TiO2 sales, we believe we can benefit from our attractive market positioning throughout the cycle.

  •
  Successful Implementation of Business Transformations.  We have a strong track record of successfully implementing business transformations and have been optimizing our Titanium Dioxide and Performance Additives segments for the past several years. We invested approximately $1.3 billion from January 1, 2014 to September 30, 2017 on acquisitions, restructuring and integration. With these projects, we have positioned ourselves to take advantage of increased demand and product prices during the industry's business cycle. Specifically, our Rockwood acquisition and subsequent integration and restructuring provided us the ability to (i) target more specialty and differentiated end markets that yield higher and more stable margins and (ii) deliver more than $200 million of annual cost synergies in the year ended December 31, 2016 relative to the year ended December 31, 2014 pro forma for the acquisition of Rockwood. We believe our investment in restructuring and acquisitions has materially improved our competitive position and operational profile relative to our competitors, which has positioned us to capitalize on growth opportunities. We are currently implementing additional business improvements within our Titanium Dioxide and Performance Additives businesses, which we expect to be completed by the end of 2018. See "Risk Factors—Risks Related to Our Business—If we are unable to successfully implement our cost reduction program and related strategic initiatives, we may not realize the benefits we anticipate from such programs or may incur additional and/or unexpected costs in order to realize them."

  •
  Global Producer with Leading Market Positions.  We are a leading global producer in many of our key product lines. We are one of the six major producers of TiO2, and we are among the three largest TiO2 producers, with nameplate production capacity of approximately 782,000 metric tons per year, accounting for approximately 11% of global TiO2 production capacity. We believe we are the leader in the specialty TiO2 industry segment, which includes products that sell at a premium and have more stable margins. We believe we are the TiO2 market leader in the fibers and films, cosmetics and food end markets, and are at the forefront of innovation in these applications, with an exciting pipeline of new products and developments that we believe will further enhance our competitive position. We have a leading position in differentiated markets, including performance plastics and printing inks, as well as in a variety of niche market segments where innovation and specialization are high. We believe the differentiation of our products allows us to generate greater growth prospects and stronger customer relationships.

    We believe we are the leading global manufacturer of zinc and barium functional additives, including the only producer of zinc sulfide and the largest global supplier of synthetic barium sulfate, with nameplate capacity to produce 100,000 metric tons of functional additives per year. We are a leading global producer of colored inorganic pigments for the construction materials, coating, plastics and specialty markets. We are one of three global leaders in the manufacture and processing of liquid, powder and granulated forms of iron oxide color pigments, producing approximately 95,000 metric tons per year. We also sell natural and synthetic inorganic pigments and metal carboxylate driers, and are the world's second largest manufacturer of technical grade ultramarine blue pigments.

  •
  High Degree of Diversification Across End Markets, Geographies and Customers.  We operate a highly diversified, global business serving a variety of end markets, which provides us with the balance to help withstand weakness in any particular market segment. We have total nameplate production capacity of approximately 1.3 million metric tons per year through 27 manufacturing facilities operating in 10 countries around the world, which allows us to service the needs of both local and global customers. We have exposure to more than 10 end markets, including architectural coatings, industrial coatings, construction materials, plastics, paper, printing inks, fibers and films, pharmaceuticals, food, cosmetics, wood protection and water purification.

  While our customers include some of the most recognizable names in their respective industries, during the year ended December 31, 2016, no single customer accounted for more than 10% of our Titanium Dioxide segment revenues or more than 10% of our Performance Additives segment revenues. We have exposure to both emerging and mature markets, and we believe our geographic mix positions us to take advantage of significant growth opportunities.

  •
  Broad Manufacturing Network Enhances Relationships with Global Customers.  We maintain a global manufacturing and distribution network that enables us to serve customers worldwide in a timely and efficient manner. Our Titanium Dioxide segment operates eight TiO2 manufacturing facilities in Europe, North America and Asia and our Performance Additives segment operates 19 color pigments, functional additives, water treatment and timber treatment manufacturing and processing facilities in Europe, North America, Asia and Australia. The location of our facilities allows us to be closer to our customers, which enables us to service our customers with greater speed, while reducing tariffs and transportation costs and increasing our cost competitiveness. Approximately 85% of our TiO2 sales are made directly to customers through our own global sales and technical services network, enabling us to work directly with our customers.

  •
  Product Innovation and Technical Services to Grow Our Business.  We maintain a vibrant pipeline of new product developments that are closely aligned with the needs of our customers. Approximately 7% of our 2016 revenues generated by TiO2 originate from products launched in the last five years. In the specialty markets, which have demanding requirements, more than 20% of our revenues are generated from products commercialized in the last five years. We believe that our technical expertise and knowledge of our customers' applications is a source of significant competitive advantage, particularly in specialty applications. We also believe that our business is recognized by customers as the leading innovator in many applications. Our innovations pipeline is focused on differentiated and more specialized product offerings for printing inks, industrial coatings, performance plastics, cosmetics, food and fibers. Although TiO2 is primarily known for its opacifying properties, our expertise has also enabled us to unlock additional functionality from the TiO2 crystal and our teams are at the leading edge of innovations in UV absorption technology, solar reflectance and catalytic applications. As an example, our UV technology is critical to the development of sunscreens, and our catalyst technology has enabled us to produce TiO2 particles that strip pollutants from exhaust gases and help to remove nitrogen and sulfur contaminants from refinery process streams.

  •
  Strong Management Team Driving Results.  We have a strong executive management team that combines deep industry experience with proven leadership. Simon Turner, our President and Chief Executive Officer, previously served as President of the Pigments & Additives segment of Huntsman. He has been employed in the Pigments division for more than 25 years and his wealth of experience brings an immediate, demonstrated track record of success to Venator. Mr. Turner led the successful transformation of our business during the industry's recovery cycle and the successful integration of our Rockwood acquisition, providing us the ability to (i) target more specialty and differentiated end markets that yield higher and more stable margins and (ii) deliver more than $200 million of annual cost synergies in the year ended December 31, 2016 relative to the year ended December 31, 2014 pro forma for the acquisition of Rockwood.

  Kurt Ogden, our Senior Vice President and Chief Financial Officer, previously served as Huntsman's Vice President, Investor Relations and Finance, Russ Stolle, our Senior Vice President, General Counsel and Chief Compliance Officer, previously served as Huntsman's Senior Vice President and Deputy General Counsel and Mahomed Maiter, our Senior Vice President, White Pigments, previously served as Huntsman's Vice President, Revenue/Global Sales and Marketing. Together, they bring more than 75 years of experience in the chemicals industry, strong relationships with financial market participants and a history of success as part of Huntsman's senior management team.

Our Business Strategies

              We intend to leverage our strengths to accelerate growth and improve profitability by implementing the following strategies:

  •
  Focus on Cash Flow Generation and Solid Balance Sheet.  We intend to focus on cash flow generation by optimizing our cost structure, working capital and capital allocation, including capital expenditures.

  We invested approximately $1.3 billion from January 1, 2014 to September 30, 2017 on acquisitions, restructuring and integration. These restructuring and integration initiatives were substantially completed by the end of 2016. We believe we are now well positioned to reap the benefits of these initiatives. In addition, we are currently implementing additional business improvements within our Titanium Dioxide and Performance Additives businesses, which we expect to be completed by the end of 2018. If successfully implemented, we expect these plans to result in increased Adjusted EBITDA from general cost reductions, volume growth (primarily via the launch of new products) and further optimization of our manufacturing network including the closure of certain facilities.

  We intend to continue to focus on managing fixed costs, increasing productivity and optimizing our manufacturing footprint in each of our segments. We have a moderate amount of leverage and did not assume any environmental or legal liabilities from Huntsman in connection with our IPO and the separation which are not directly related to our Titanium Dioxide and Performance Additives businesses. If the TiO2 industry cycle continues to improve and we succeed in realizing our identified business improvements, we expect to generate higher Adjusted EBITDA and cash flow and improve our leverage ratios and strengthen our balance sheet.

  •
  Continue to Drive Operational Excellence and Efficiency Using Innovative and Sustainable Practices. We intend to pursue profitable growth for our shareholders and operational excellence and efficiency for our customers while continuing our commitment to safety, sustainability and innovation. We plan to continue to improve our operational efficiency by moderating our capacity and managing our cash and working capital demands. We have effectively restructured our facilities to adapt to market dynamics and maximize asset efficiency, closed plants as necessary to adjust for changing demand and expanded into new geographies when growth opportunities arose. We continue to exceed industry standards for sustainable practices and are committed to continuing our focus on environmentally conscious efforts, which is critical to our future success and vision.

  In our Titanium Dioxide segment, we have developed an asset portfolio that positions us as one of the leading differentiated TiO2 producers in the world, with the ability to flexibly meet customers' demands for both sulfate and chloride TiO2. This has allowed us to reduce our exposure to more commoditized TiO2 applications, while growing our position in the higher value differentiated applications where there is a greater need for technical expertise and client service. We have positioned ourselves to benefit from improving market demand and prices, and we intend to continue to evaluate industry dynamics to ensure that our strategic position remains flexible and adaptable. We believe our specialty business (inclusive of our Pori facility that is under reconstruction) is three times larger than that of our next closest competitor.

  In our Performance Additives segment, we have reviewed and rationalized our asset and product portfolio to position us as a competitive, high quality additives supplier into construction materials, coatings and plastics end-use applications. We continue to optimize our global manufacturing network to reduce operational costs and improve service. We have strong positions in barium and zinc products, ultramarine blue, iron oxides and timber treatment. Our customers value our ability to tailor colors and products to meet their exacting specifications.

  Through the restructuring and integration of the Rockwood businesses, including work force reductions, variable and fixed cost optimization and facility closures, we delivered more than $200 million of annual cost synergies in the year ended December 31, 2016 relative to the year ended December 31, 2014 pro forma for the acquisition of Rockwood and we intend to continue to seek opportunities to further optimize our business.

  •
  Leverage Leadership and Innovation to Drive Growth.  We plan to leverage management's experience in prior business optimization, restructuring and integration to continue creating leaner business segments to effectively manage costs and drive profitability. We have experienced success in recent cost management programs and plan to continue careful oversight of our cost structure and revenue selections in order to further growth.

  We continue to focus on using our industry leading technology, innovation and sustainability practices to develop differentiated cutting edge products that meet the needs of our global customers.

    In addition, we benefit from our technical expertise and our ability to provide end-to-end solutions to our customers. We provide our customers with a range of support that includes guidance on the selection of the appropriate products, advice on regulatory aspects and recommendations on the testing of products in final applications. We plan to continue to leverage our technical expertise and knowledge in order to provide an optimal customer platform that is conducive to future growth.

Our Business

              We manufacture TiO2, functional additives, color pigments, timber treatment and water treatment products. Our broad product range, coupled with our ability to develop and supply specialized products into technically exacting end-use applications, has positioned us as a leader in the markets we serve. In 2014, Huntsman acquired the performance additives and TiO2 businesses of Rockwood, broadening our specialty TiO2 product offerings and adding significant scale and capacity to our TiO2 facilities. The Rockwood acquisition positioned us as a leader in the specialty and differentiated TiO2 industry segments, which includes products that sell at a premium and have more stable margins. The Rockwood acquisition also provided us with complementary functional additives, color pigments, timber treatment and water treatment businesses. We have 27 manufacturing facilities operating in 10 countries with a total nameplate production capacity of approximately 1.3 million metric tons per year. We operate eight TiO2 manufacturing facilities in Europe, North America and Asia and 19 color pigments, functional additives, water treatment and timber treatment manufacturing and processing facilities in Europe, North America, Asia and Australia. For the twelve months ended September 30, 2017, our revenues were $2,172 million. We believe further improvements in TiO2 margins should result in increased profitability and cash flow generation.

Titanium Dioxide Segment

              TiO2 is derived from titanium-bearing ores and is a white inert pigment that provides whiteness, opacity and brightness to thousands of everyday items, including coatings, plastics, paper, printing inks, fibers, food and personal care products. We are one of the six major producers of TiO2 that collectively account for approximately 60% of global TiO2 production capacity according to TZMI. Producers of the remaining 40% are primarily single-plant producers that focus on regional sales. We are among the three largest global TiO2 producers, with nameplate production capacity of approximately 782,000 metric tons per year, accounting for approximately 11% of global TiO2 production capacity. We are able to manufacture a broad range of TiO2 products from functional to specialty. Our specialty products generally sell at a premium into specialized applications such as fibers, catalysts, food, pharmaceuticals and cosmetics. Our production capabilities are distinguished from some of our competitors because of our ability to manufacture TiO2 using both sulfate and chloride manufacturing processes, which gives us the flexibility to tailor our products to meet our customers' needs. By operating both sulfate and chloride processes, we also have the ability to use a wide range of titanium feedstocks, which enhances the competitiveness of our manufacturing operations, by providing flexibility in the selection of raw materials. This helps insulate us from price fluctuations for any particular feedstock and allows us to manage our raw material costs.

              On January 30, 2017, our TiO2 manufacturing facility in Pori, Finland experienced fire damage and we continue to repair the facility. Prior to the fire, 60% of the site capacity produced specialty products which, on average, contributed greater than 75% of the site EBITDA from January 1, 2015 through January 30, 2017. The Pori facility had a nameplate capacity of 130,000 metric tons per year, which represented approximately 17% of our total TiO2 nameplate capacity and approximately 2% of total global TiO2 demand. We are currently operating at 20% of total prior capacity but producing only specialty products, and we currently intend to restore manufacturing of the balance of these more profitable specialty products by the fourth quarter of 2018. The remaining 40% of site capacity is more commoditized and we will determine if and when to rebuild this commoditized capacity depending on market conditions, costs and projected long term returns relative to our other investment opportunities. We have recorded a loss of $31 million for the write-off of fixed assets and lost inventory in other operating income, net in our condensed consolidated and combined statements of operations for the nine months ending September 30, 2017. In addition, we recorded a loss of $18 million of costs for cleanup of the facility in other operating income, net through September 30, 2017.

              The site is insured for property damage as well as business interruption losses subject to retained deductibles of $15 million and 60 days, respectively, with an aggregate limit of $500 million. Due to prevailing strong market conditions, our TiO2 selling prices continue to improve and our business is benefitting from the resulting improved profitability and cash flows. This also has the effect of increasing our total anticipated business interruption losses from the Pori site. We currently believe the combination of increased TiO2 profitability and recently estimated reconstruction costs will result in combined business interruption losses and reconstruction costs in excess of our $500 million aggregate insurance limit. We currently expect to contain these over-the-limit costs within $100 million to $150 million, and to account for them as capital expenditures and fund them from cash from operations, which will decrease our liquidity in the periods those costs in excess of our insurance limits are incurred. However, these are preliminary estimates based on a number of significant assumptions, and as a result uninsured costs could exceed current estimates. Factors that could materially impact our current estimates include our actual future TiO2 profitability and related impact on our business interruption losses; the accuracy of our current property damage estimates; the actual costs and timing of our reconstruction efforts; the extent to which we rebuild the 40% of site capacity that produces commoditized products; our ability to secure government subsidies related to our reconstruction efforts; and a number of other significant market and facility-related assumptions. Please see "Risk Factors—Risks Related to our Business—Disruptions in production at our manufacturing facilities, including our Pori facility, may have a material adverse impact on our business, results of operations and/or financial condition." The separation agreement provides that we have the benefit of the property and business interruption insurance proceeds related to covered repair costs or covered lost profits incurred after our IPO related to the Pori fire. We have established a process with our insurer to receive timely advance payments for the continued reconstruction of the facility as well as lost profits for business interruption losses, subject to policy limits. We expect to have pre-funded cash on our balance sheet resulting from these advance insurance payments. We have agreed with our insurer to have monthly meetings to review relevant site activities and interim claims as well as regular progress payments.

              The fire at our Pori facility did not have a material impact on our 2017 third quarter operating results as losses incurred were offset by insurance proceeds. On February 9, 2017, May 2, 2017, July 10, 2017, and October 9, 2017, we received $54 million, $76 million, $11 million and $112 million, respectively, as non-refundable partial progress payments from our insurer. During the first nine months of 2017, we recorded $128 million of income related to property damage and business interruption insurance recoveries in other operating income, net and cost of goods sold in our condensed consolidated and combined statements of operations to offset property damage and business interruption losses recorded during the period. In addition, we recorded $17 million as deferred income in accrued liabilities as of September 30, 2017 for insurance proceeds received for costs not yet incurred.

              If we experience delays in construction or equipment procurement relative to the expected restart of the Pori facility, or we lose customers to alternative suppliers or our insurance proceeds do not timely cover our property damage and other losses, our business may be adversely impacted. See "Risk Factors—Risks Related to Our Business—Disruptions in production at our manufacturing facilities may have a material adverse impact on our business, results of operations and/or financial condition."

              We own a portfolio of brands including the TIOXIDE®, HOMBITAN®, HOMBITEC®, UVTITAN® and ALTIRIS® ranges, which are produced in our eight manufacturing facilities around the globe. We service over 1,800 customers in most major industries and geographic regions. Our global manufacturing footprint allows us to service the needs of both local and global customers, including A. Schulman, AkzoNobel, Ampacet, BASF, Clariant, DSM, Flint, PPG, PolyOne, Sherwin-Williams and Sun Chemical.

              There are two manufacturing processes for the production of TiO2, the sulfate process and the chloride process. We believe that the chloride process accounts for approximately 45% of global production capacity. Our production capabilities are distinguished from some of our competitors because of our ability to manufacture TiO2 using both sulfate and chloride manufacturing processes, which gives us the flexibility to tailor our products to meet our customers' needs. Most end-use applications can use pigments produced by either process, although there are markets that prefer pigment from a specific manufacturing route—for example, the inks market prefers sulfate products and the automotive coatings market prefers chloride products. Regional customers typically favor products that are available locally. The sulfate process produces TiO2 in both the rutile and anatase forms, the latter being used in certain high-value specialty applications.

              Once an intermediate TiO2 pigment has been produced using either the chloride or sulfate process, it is "finished" into a product with specific performance characteristics for particular end-use applications. Co-products from both processes require treatment prior to disposal to comply with environmental regulations. In order to reduce our disposal costs and to increase our cost competitiveness, we have developed and marketed the co-products of our Titanium Dioxide segment. We sell approximately 60% of the co-products generated by our business.

              We have an established broad customer base and have successfully differentiated ourselves by establishing ourselves as a market leader in a variety of niche market segments where the innovation and specialization of our products is rewarded with higher growth prospects and strong customer relationships.

Product Type	Rutile TiO2	Anatase TiO2	Nano TiO2
Characteristics	Most common form of TiO2. Harder and more durable crystal	Softer, less abrasive pigment, preferred for some specialty applications	Ultra-fine TiO2 and other TiO2 specialties
Applications	Coatings, printing inks, PVC window frames, plastic masterbatches	Cosmetics, pharmaceuticals, food, polyester fibers, polyamide fibers	Catalysts and cosmetics

Performance Additives Segment

              Functional Additives.    Functional additives are barium and zinc based inorganic chemicals used to make colors more brilliant, coatings shine, plastic more stable and protect products from fading. We believe we are the leading global manufacturer of zinc and barium functional additives. The demand dynamics of functional additives are closely aligned with those of functional TiO2 given the overlap in applications served, including coatings and plastics.

Product Type	Barium and Zinc Additives
Characteristics	Specialty pigments and fillers based on barium and zinc chemistry
Applications	Coatings, films, paper and glass fiber reinforced plastics

              Color Pigments.    We are a leading global producer of colored inorganic pigments for the construction, coating, plastics and specialty markets. We are one of three global leaders in the manufacture and processing of liquid, powder and granulated forms of iron oxide color pigments. We also sell natural and synthetic inorganic pigments and metal carboxylate driers. The cost effectiveness, weather resistance, chemical and thermal stability and coloring strength of iron oxide make it an ideal colorant for construction materials, such as concrete, brick and roof tile, and for coatings and plastics. We produce a wide range of color pigments and are the world's second largest manufacturer of technical grade ultramarine blue pigments, which have a unique blue shade and are widely used to correct colors, giving them a desirable clean, blue undertone. These attributes have resulted in ultramarine blue being used world-wide for polymeric applications such as construction plastics, food packaging, automotive polymers, consumer plastics, coatings and cosmetics.

              Our products are sold under a portfolio of brands that are targeted to the construction sector such as DAVIS COLORS®, GRANUFIN® and FERROXIDE® and the following brands HOLLIDAY PIGMENTS, COPPERAS RED® and MAPICO® focused predominantly on the coatings and plastics sectors.

              Our products are also used by manufacturers of colorants, rubber, paper, cosmetics, pet food, digital ink, toner and other industrial uses delivering benefits in other applications such as corrosion protection and catalysis.

              Our construction customers value our broad product range and benefit from our custom blending, color matching and color dosing systems. Our coatings customers benefit from a consistent and quality product.

Product Type	Iron Oxides	Ultramarines	Specialty Inorganics Chemicals	Driers
Characteristics	Powdered, granulated or in liquid form are synthesized using a range of feedstocks	Range of ultramarine blue and violet and also manganese violet pigments	Complex inorganic pigments and cadmium pigments	A range of metal carboxylates and driers
Applications	Construction, coatings, plastics, cosmetics, inks, catalyst and laminates	Predominantly used in plastics, coatings and cosmetics	Coatings, plastics and inks	Predominantly coatings

              Iron oxide pigment's cost effectiveness, weather resistance, chemical and thermal stability and coloring strength make it an ideal colorant for construction materials, such as concrete, brick and roof tile, and for coatings such as paints and plastics. We are one of the three largest synthetic inorganic color pigments producers which together represent more than 50% of the global market for iron oxide pigments. The remaining market share consists primarily of competitors based in China.

              Made from clay, our ultramarine blue pigments are non-toxic, weather resistant and thermally stable. Ultramarine blue is used world-wide for food contact applications. Our synthetic ultramarines are permitted for unrestricted use in certain cosmetics applications. Ultramarine blue is used extensively in plastics and the paint industry. We focus on supplying our customers with technical grade ultramarine blues and violets to high specification markets such as the cosmetics industry.

              We are now commissioning a new production facility in Augusta, Georgia, for the synthesis of iron oxide pigments, which we purchased from Rockwood. During commissioning, the facility has experienced delays producing products at the expected specifications and quantities, causing us to question the capabilities of the Augusta technology. Based on the facility's performance during the commissioning process, we have concluded that production capacity at our Augusta facility will be substantially lower than originally anticipated.

              Copperas, iron and alkali are raw materials for the manufacture of iron oxide pigments. They are used to produce colored pigment particles which are further processed into a finished pigment in powder, liquid, granule or blended powder form.

              Timber Treatment and Water Treatment.    We manufacture wood protection chemicals used primarily in residential and commercial applications to prolong the service life of wood through protection from decay and fungal or insect attack. Wood that has been treated with our products is sold to consumers through major branded retail outlets.

              We manufacture our timber treatment chemicals in the U.S. and market our products primarily in North America through Viance, LLC ("Viance"), our 50%-owned joint venture with Dow Chemical formed in 2007. Our residential construction products such as ACQ, ECOLIFE™ and Copper Azole are sold for use in decking, fencing and other residential outdoor wood structures. Our industrial construction products such as Chromated Copper Arsenate are sold for use in telephone poles and salt water piers and pilings.

              We manufacture our water treatment chemicals in Germany, and these products are used to improve water purity in industrial, commercial and municipal applications. We are one of Europe's largest suppliers of polyaluminium chloride based flocculants with approximately 140,000 metric tons of production capacity. Our main markets are municipal and industrial waste water treatment and the paper industry.

Industry Overview and Market Outlook

              Global TiO2 demand growth rates tend to track global GDP growth rates over the medium term; however, this varies by region. Developed markets such as the U.S. and Western Europe exhibit higher consumption per person but lower demand growth rates, while emerging markets such as Asia exhibit higher demand growth rates. The TiO2 industry experiences some seasonality in sales reflecting the high exposure to seasonal coatings end-use markets. Coating sales generally peak during the spring and summer months in the northern hemisphere, resulting in greater sales volumes during the second and third quarters of the year.

              We are one of the six major producers of TiO2 in the world that collectively account for approximately 60% of global TiO2 production capacity according to TZMI. Producers of the remaining 40% are primarily single-plant producers that focus on regional sales. TiO2 supply has historically kept pace with increases in demand as producers increased capacity through low cost incremental debottlenecks, efficiency improvements and, more recently, new capacity additions mainly in China. During periods of low TiO2 demand, the industry experiences high stock levels and consequently reduces production to manage working capital. Pricing in the industry is driven primarily by the supply/demand balance.

              Global TiO2 sales in 2016 were approximately 6.0 million metric tons, generating approximately $12.6 billion in industry-wide revenues based on data provided by TZMI. TZMI forecasts that 2017 global TiO2 sales will increase to 6.1 million metric tons, generating approximately $16 billion in industry-wide revenues. The global TiO2 market is highly competitive, and competition is based primarily on product price, quality and technical service. We face competition from producers using the chloride process as well as those using the sulfate process. Due to the ease of transporting TiO2, there is also competition between producers with facilities in different geographies. Over the last decade, there has been substantial growth in TiO2 demand in emerging economies, notably Asia. The growing demand in Asia has consumed the majority of Chinese production. We operate primarily in markets where our product quality and service are valued or preferred by our customers and differentiate us from Chinese TiO2 competitors. Cost advantages are typically driven by the scale of the plant, type of feedstock, source of energy and cost of local labor. We are generally able to reduce production costs by finding innovative solutions to convert the by-products arising from our sulfate process into value-adding co-products. Today, approximately 60% of all by-products of our sulfate processes are sold as co-products, and we are one of the largest producers of sulfate co-products in the world, including gypsum, copperas and other iron salts. The profitability of a plant is not solely related to its cost structure, but also importantly to its slate of manufactured products. We believe our differentiated and specialty products, along with our ability to profitably commercialize the associated co-products, enhance our plants' overall efficiency and resulting profitability. With our competitive cost structure, and our slate of differentiated and specialty products, we believe we are well positioned to compete in a cyclical market.

              The primary raw materials that are used to produce TiO2 are various types of titanium feedstock, which include ilmenite, rutile, titanium slag (chloride slag and sulfate slag) and synthetic rutile. According to TZMI, the world market for titanium-bearing ores has a diverse range of suppliers with the four largest accounting for approximately 40% of global supply. The majority of the titanium-bearing ores market is transacted on short-term contracts, or longer-term volume contracts with market-based pricing re-negotiated several times per year. This form of market-based ore contract provides flexibility and responsiveness in terms of pricing and quantity obligations.

              Historically, the market for large volume TiO2 applications, including coatings, paper and plastics, has experienced alternating periods of tight supply, causing prices and margins to increase, followed by periods of lower capacity utilization, resulting in declining prices and margins. The volatility this market experiences occurs as a result of significant changes in the demand for products as a consequence of global economic activity and changes in customers' requirements. The supply-demand balance is also impacted by capacity additions or reductions that result in changes of utilization rates. In addition, TiO2 margins are impacted by significant changes in major input costs such as energy and feedstock.

              Profitability for TiO2 previously reached a peak in 2011, with significantly higher prices than our current TiO2 prices. Following the peak, utilization rates dropped in 2012 as demand fell due to weaker economic conditions, industry de-stocking and the addition of new TiO2 capacity. There was an associated decline in prices and margins. Over the following three years, demand recovered slowly; however, this modest demand improvement did not result in any significant increase in operating rates, and TiO2 prices consequently declined throughout the period. After reaching a trough in the first quarter of 2016, supply/demand fundamentals began improving in 2016 primarily due to strong global demand growth and some capacity rationalizations, including Chinese environmental reform, which has constrained Chinese TiO2 production. Though the TiO2 market has improved significantly, TiO2 prices remain below the most recent historically high average prices in 2011 and 2012. If the prices further increase, coupled with our expected additional savings through our business improvement program, we expect our TiO2 margins to further increase. With approximately 72% of our revenue during the twelve months ended September 30, 2017 being derived from TiO2 sales, we believe further improvements in TiO2 margins should result in increased profitability and cash flow generation.

              We estimate that the global demand for iron oxide pigments was approximately 1.3 million metric tons for 2016. Approximately 45% of this demand was generated from Asia, with Europe representing approximately 23% of demand and North America representing approximately 21% of demand. The construction industry consumes approximately 45% of colored iron oxide pigments, where the products are used for the coloring of manufactured concrete products such as paving tiles and precast roof tiles as well as for coloring cast in place concrete such as ready-mix, stucco and mortar. Industrial and architectural coatings represent the second largest segment for iron oxides (approximately 30% of total demand), where these pigments bring color, opacity and fade resistance to a variety of solvent and water-borne coating systems. Growth in the demand for iron oxide pigments is therefore closely linked to demand in the construction and coatings industries.

              We sell more than 90% of our functional additives products into coatings and plastics end markets. The demand dynamics for functional additives are therefore similar to those of TiO2. Over the last five years, there has been strong growth in demand for functional additives in specific applications such as white BOPET films. Final applications of these films include flat panel displays for televisions, labels and medical diagnostic devices. The demand for ultramarine blue pigments is primarily driven by the plastics industry, with approximately two-thirds of all ultramarine pigments used as colorants in polymeric materials such as packaging, automotive components and consumer plastics.

Customers, Sales, Marketing and Distribution

    Titanium Dioxide Segment

              We serve over 1,800 customers through our Titanium Dioxide segment. These customers produce paints and coatings, plastics, paper, printing inks, fibers and films, pharmaceuticals, food and cosmetics.

              Our ten largest customers accounted for approximately 22% of the segment's sales in 2016 and no single TiO2 customer represented more than 10% of our sales in 2016. Approximately 85% of our TiO2 sales are made directly to customers through our own global sales and technical services network. This network enables us to work directly with our customers and develop a deep understanding of our customers' needs and to develop valuable relationships. The remaining 15% of sales are made through our distribution network. We maximize the reach our distribution network by utilizing specialty distributors in selected markets.

              Larger customers are typically served via our own sales network and these customers often have annual volume targets with associated pricing mechanisms. Smaller customers are served through a combination of our global sales teams and a distribution network, and the route to market decision is often dependent upon customer size and end application.

              Our focus is on marketing products and services to higher growth and higher value applications. For example, we believe that our Titanium Dioxide segment is well-positioned to benefit from growth sectors, such as fibers and films, catalysts, cosmetics, pharmaceuticals and food, where customers' needs are complex resulting in fewer companies that have the capability to support them. We maximize reach through specialty distributors in selected markets. Our focused sales effort, technical expertise, strong customer service and local manufacturing presence have allowed us to achieve leading market positions in a number of the countries where we manufacture our products.

    Performance Additives Segment

              We serve over 5,000 customers through our Performance Additives segment. These customers produce materials for the construction industry, as well as coatings, plastics, pharmaceutical, personal care and catalyst applications.

              Our ten largest customers accounted for approximately 17% of the segment's sales in 2016 and no single Performance Additives customer represented more than 10% of our sales in 2016. Performance Additives segment sales are made directly to customers through our own global sales and technical services network, in addition to utilizing specialty distributors. Our focused sales effort, technical expertise, strong customer service and local manufacturing presence have allowed us to achieve leading market positions in a number of the countries where we manufacture our products. We sell iron oxides primarily through our global sales force whereas our ultramarine sales are predominantly through specialty distributors. We sell the majority of our timber treatment products directly to end customers via our joint venture Viance.

Manufacturing and Operations

    Titanium Dioxide Segment

              As of September 30, 2017, our Titanium Dioxide segment has eight manufacturing facilities operating in seven countries with a total nameplate production capacity of approximately 782,000 metric tons per year.

	Annual Capacity (metric tons)
Product Area	EAME(1)	North America	APAC(2)	Total
TiO2	647,000	75,000	60,000	782,000

(1)
"EAME" refers to Europe, Africa and the Middle East.

(2)
"APAC" refers to the Asia-Pacific region including India.

              Production capacities of our eight TiO2 manufacturing facilities are listed below. Approximately 80% of our TiO2 capacity is in Western Europe.

	Annual Capacity (metric tons)
Site	EAME(1)	North America	APAC	Process
Greatham, U.K.	150,000			Chloride TiO2
Pori, Finland(3)	130,000			Sulfate TiO2
Uerdingen, Germany	107,000			Sulfate TiO2
Duisburg, Germany	100,000			Sulfate TiO2
Huelva, Spain	80,000			Sulfate TiO2
Scarlino, Italy	80,000			Sulfate TiO2
Lake Charles, Louisiana(2)		75,000		Chloride TiO2
Teluk Kalung, Malaysia			60,000	Sulfate TiO2

Total	647,000	75,000	60,000

(1)
Excludes a sulfate plant in Umbogintwini, South Africa, which closed in the fourth quarter of 2016, and our TiO2 finishing plant in Calais, France.

(2)
This facility is owned and operated by LPC, a manufacturing joint venture that is owned 50% by us and 50% by Kronos. The capacity shown reflects our 50% interest in LPC.

(3)
In January 2017, our TiO2 manufacturing facility in Pori, Finland experienced fire damage and we continue to repair the facility. Prior to the fire, 60% of the site capacity produced specialty products which, on average, contributed greater than 75% of the site EBITDA from January 1, 2015 through January 30, 2017. The Pori facility had a nameplate capacity of up to 130,000 metric tons per year, which represented approximately 17% of our total TiO2 capacity and approximately 2% of total global TiO2 demand. We are currently operating at 20% of total prior capacity but producing only specialty products, and we currently intend to restore manufacturing of the balance of these more profitable specialty products by the fourth quarter of 2018. The remaining 40% of site capacity is more commoditized and we will determine if and when to rebuild this commoditized capacity depending on market conditions, costs and projected long term returns relative to our other investment opportunities.

Performance Additives Segment

              As of September 30, 2017, our Performance Additives segment has 19 manufacturing facilities operating in seven countries with a total nameplate production capacity of approximately 540,000 metric tons per year.

	Annual Capacity (metric tons)
Product Area	EAME	North America	APAC	Total
Functional additives	100,000			100,000
Color pigments	85,000	55,000	20,000	160,000
Timber treatment		140,000		140,000
Water treatment	140,000			140,000
Total	325,000	195,000	20,000	540,000

Joint Ventures

              LPC is our 50%-owned joint venture with Kronos. We share production offtake and operating costs of the plant with Kronos, though we market our share of the production independently. The operations of the joint venture are under the direction of a supervisory committee on which each partner has equal representation. Our investment in LPC is accounted for using the equity method.

              Viance is our 50%-owned joint venture with Dow Chemical. Viance markets our timber treatment products. Our joint venture interest in Viance was acquired as part of the Rockwood acquisition on October 1, 2014. The joint venture sources all of its products through a contract manufacturing arrangement at our Harrisburg, North Carolina facility, and we bear a disproportionate amount of working capital risk of loss due to the supply arrangement whereby we control manufacturing on Viance's behalf. As a result, we concluded that we are the primary beneficiary and began consolidating Viance upon the Rockwood acquisition on October 1, 2014.

Raw Materials

    Titanium Dioxide Segment

              The primary raw materials used in our Titanium Dioxide segment are titanium-bearing ores.

Titanium Dioxide
Primary raw materials	Titanium-bearing ore, sulfuric acid, chlorine

              The primary raw materials that are used to produce TiO2 are various types of titanium feedstock, which include ilmenite, rutile, titanium slag (chloride slag and sulfate slag) and synthetic rutile. According to TZMI, the world market for titanium-bearing ores has a diverse range of suppliers with the four largest accounting for approximately 40% of global supply. The majority of our titanium-bearing ores are sourced from India, Africa, Canada and Norway. Ore accounts for approximately 45%

of TiO2 variable manufacturing costs, while utilities (electricity, gas and steam), sulfuric acid and chlorine collectively account for approximately 30% of variable manufacturing costs.

              The majority of the titanium-bearing ores market is transacted on short-term contracts, or longer-term volume contracts with market-based pricing re-negotiated several times per year. This form of market-based ore contract provides flexibility and responsiveness in terms of pricing and quantity obligations. We expect that there may be modest increases in raw material costs in our Titanium Dioxide segment in the near term.

Performance Additives Segment

              Our primary raw materials for our Performance Additives segment are as follows:

	Functional Additives	Color Pigments	Timber Treatment	Water Chemicals
Primary raw materials	Barium and zinc based inorganics	Iron oxide particles, scrap iron, copperas, alkali	DCOIT, copper, monoethanolamine	Aluminum oxide

              The primary raw materials for functional additives production are barite and zinc. We currently source material barite from China, where we have long standing supplier relationships and pricing is negotiated largely on a purchase by purchase basis. The quality of zinc required for our business is mainly mined in Australia but can also be sourced from Canada and South America. The majority of our zinc is sourced from two key suppliers with whom we have long standing relationships.

              We source our raw material for the majority of our color pigments business from China, the U.S., France and Italy. Key raw materials are iron powder and metal scrap that are sourced from various mid-size and smaller producers primarily on a spot contract basis.

              The primary raw materials for our timber treatment business are dichloro-octylisothiazolinone ("DCOIT") and copper. We source the raw materials for the majority of our timber treatment business from China and the U.S. DCOIT is sourced on a long term contract whereas copper is procured from various mid-size and larger producers primarily on a spot contract basis.

              The primary raw materials for our water treatment business are aluminum hydroxide, hydrochloric acid and nitric acid, which are widely available from a number of sources and typically sourced through long-term contracts. We also use sulfuric acid which we source internally.

Competition

              The global markets in which our business operates are highly competitive and vary according to segment.

    Titanium Dioxide Segment

              Competition within the standard grade TiO2 market is based on price, product quality and service. Our key competitors are The Chemours Company, Tronox Limited, Kronos and Cristal each of which is a major global producer with the ability to service all global markets and Henan, a Chinese TiO2 producer. If any of our current or future competitors develops proprietary technology that enables them to produce products at a significantly lower cost, our technology could be rendered uneconomical or obsolete. Moreover, the sulfate based TiO2 technology used by our Titanium Dioxide segment is widely available. Accordingly, barriers to entry, apart from capital availability, may be low and the entrance of new competitors into the industry may reduce our ability to capture improving margins in circumstances where capacity utilization in the industry is increasing.

              Competition within the specialty TiO2 market and the color pigments market is based on customer service, technical expertise in the customers' applications, product attributes (such as product form and quality), and price. Product quality is particularly critical in the technically demanding applications in which we focus as inconsistent product quality adversely impacts consistency in the end-product. Our primary competitors within specialty TiO2 include Fuji Titanium Industry, Kronos and Precheza.

    Performance Additives Segment

              Competition within the functional additives market is primarily based on application know-how, brand recognition, product quality and price. Key competitors for barium-based additives include Solvay S.A., Sakai Chemical Industry Co., Ltd., 20 Microns Ltd., and various Chinese barium producers. Key competitors for zinc-based additives include various Chinese lithopone producers.

              Our primary competitors within color pigments include Lanxess AG, Cathay Pigments Group, Ferro Corporation and Shanghai Yipin Pigments Co., Ltd.

              Competition within the timber treatment market is based on price, customer support services, innovative technology, including sustainable solutions and product range. Our primary competitors are Lonza Group and Koppers Inc. Competition within the water treatment market is based on proximity to customers and price. Our primary competitors are Kemira Oyj and Feralco Group.

Intellectual Property

              Proprietary protection of our processes, apparatuses, and other technology and inventions is important to our businesses. When appropriate, we file patent and trademark applications, often on a global basis, for new product development technologies. For example, we have patented and trademarked our new solar reflecting technologies (ALTIRIS® pigments) that are used to keep colored surfaces cooler when they are exposed to the sun. We own a total of approximately 1,000 issued patents and pending patent applications and 1,000 trademark registrations and applications for registration. Our intellectual property portfolio includes approximately 66 issued U.S. patents, 698 patents issued in countries outside the U.S., and 221 pending patent applications, worldwide.

              We hold numerous patents and, while a presumption of validity exists with respect to issued U.S. patents, we cannot assure that any of our patents will not be challenged, invalidated, circumvented or rendered unenforceable. Furthermore, we cannot assure the issuance of any pending patent application, or that if patents do issue, that these patents will provide meaningful protection against competitors or against competitive technologies. Additionally, our competitors or other third parties may obtain patents that restrict or preclude our ability to lawfully produce or sell our products in a competitive manner.

              We also rely upon unpatented proprietary know-how and continuing technological innovation and other trade secrets to develop and maintain our competitive position. There can be no assurance, however, that confidentiality and other agreements into which we enter and have entered will not be breached, that they will provide meaningful protection for our trade secrets or proprietary know-how, or that adequate remedies will be available in the event of an unauthorized use or disclosure of such trade secrets and know-how. In addition, there can be no assurance that others will not obtain knowledge of these trade secrets through independent development or other access by legal means.

              In addition to our own patents, patent applications, proprietary trade secrets and know-how, we are a party to certain licensing arrangements and other agreements authorizing us to use trade secrets, know-how and related technology and/or operate within the scope of certain patents owned by other entities. We also have licensed or sub-licensed intellectual property rights to third parties.

              Certain of our products are well-known brand names. Some of these registrations and applications include filings under the Madrid system for the international registration of marks and may confer rights in multiple countries. However, there can be no assurance that the trademark registrations will provide meaningful protection against the use of similar trademarks by competitors, or that the value of our trademarks will not be diluted. In our Titanium Dioxide segment, we consider our TIOXIDE®, HOMBITAN®, HOMBITEC®, UVTITAN®, HOMBIKAT™, DELTIO® and ALTIRIS® trademarks to be valuable assets. In our Performance Additives segment, we consider BLANC FIXE™, GRANUFIN™, SACHTOLITH®, FERROXIDE®, ECOLIFE™ and NICASAL® trademarks to be valuable assets.

              Because of the breadth and nature of our intellectual property rights and our business, we do not believe that any single intellectual property right (other than certain trademarks for which we intend to maintain the applicable registrations) is material to our business. Moreover, we do not believe that the termination of intellectual property rights expected to occur over the next several years, either individually or in the aggregate, will materially adversely affect our business, financial condition or results of operations.

              Please also see the section entitled "Certain Relationships and Related Party Transactions—Arrangements between Huntsman and Our Company" for a description of the material terms of our arrangements with Huntsman that we entered into in connection with the separation.

Research and Development

              We support our businesses with a major commitment to research and development, technical services and process engineering improvement. We believe innovation is critical in providing customer satisfaction and in maintaining sustainability and competitiveness in markets in which we participate. Our research and development and technical services facilities are in Wynyard, U.K. and Duisburg, Germany. Much of our research and development is focused on solutions that address significant emerging trends in the market.

              The research and development team maintains a vibrant pipeline of new developments that are closely aligned with the needs of our customers. Approximately 7% of the 2016 revenues generated by TiO2 originate from products launched in the last five years. In the specialty markets, which have demanding and dynamic requirements, more than 20% of revenues are generated from products commercialized in the last five years. We believe we are recognized by our customers as the leading innovator in applications such as printing inks, performance plastics, cosmetics, food and fibers, and we believe they view our products in these applications as benchmarks in the industry. Our innovations include the development of different pigmentary properties, such as enhanced glossiness and opacity in ink products, as well as new dosage forms of TiO2. In addition, our expertise has also enabled us to unlock additional functionality from the TiO2 crystal and our teams are at the leading edge of innovations in UV absorption technology that is critical to the development of sunscreens, as well as the optimization of TiO2 particles for use in catalytic processes that strip pollutants from exhaust gases and help to remove nitrogen and sulfur contaminants from refinery process streams.

              For the years ended December 31, 2016, 2015 and 2014, on a pro forma basis for the Rockwood acquisition as if it occurred on January 1, 2014, we spent $15.2 million, $16.6 million and $20.8 million, respectively, on research and development.

Geographic Data

              For sales revenue and long-lived assets by geographic areas, see note "24. Operating Segment Information" to our combined financial statements.

Environmental, Health and Safety Matters

              General.    We are subject to extensive federal, state, local and international laws, regulations, rules and ordinances relating to safety, pollution, protection of the environment, product management and distribution, and the generation, storage, handling, transportation, treatment, disposal and remediation of hazardous substances and waste materials. In the ordinary course of business, we are subject to frequent environmental inspections and monitoring and occasional investigations by governmental enforcement authorities. In the U.S., these laws include the RCRA, the Occupational Safety and Health Act, the Clean Air Act ("CAA"), the Clean Water Act, the Safe Drinking Water Act, and CERCLA, as well as the state counterparts of these statutes.

              In addition, our production facilities require operating permits that are subject to renewal, modification and, in certain circumstances, revocation. Actual or alleged violations of safety laws, environmental laws or permit requirements could result in restrictions or prohibitions on plant operations or product distribution, substantial civil or criminal sanctions, and, under some environmental laws, the assessment of strict liability and/or joint and several liability. Moreover, changes in environmental regulations could inhibit or interrupt our operations, or require us to modify our facilities or operations. Accordingly, environmental or regulatory matters may cause us to incur significant unanticipated losses, costs or liabilities. Information related to EHS matters may also be found in other areas of this report including "Risk Factors," note "21. Commitments and Contingencies—Other Proceedings" to our combined financial statements and note "22. Environmental, Health and Safety Matters" to our combined financial statements.

              We are subject to a wide array of laws governing chemicals, including the regulation of chemical substances and inventories under TSCA in the U.S. and CLP regulation in Europe. Analogous regimes exist in other parts of the world, including China, South Korea, and Taiwan. In addition, a number of countries where we operate, including the U.K., have adopted rules to conform chemical labeling in accordance with the globally harmonized system. Many of these foreign regulatory regimes are in the process of a multi-year implementation period for these rules. For example, GHS established a uniform system for the classification, labeling and packaging of certain chemical substances and ECHA is currently in the process of determining if certain chemicals should be proposed to the European Commission to receive a carcinogenic classification.

              Certain of our products are being evaluated under CLP regulation and their classification could negatively impact sales. On May 31, 2016, ANSES submitted a proposal to ECHA that would classify TiO2 as a Category 1B Carcinogen classification presumed to have carcinogenic potential for humans by inhalation. We, together with other companies, relevant trade associations and Cefic, submitted comments opposing any classification of TiO2 as carcinogenic, based on evidence from multiple epidemiological studies covering more than 24,000 production workers at 18 TiO2 manufacturing sites over several decades that found no increased incidence of lung cancer as a result of workplace exposure to TiO2 and other scientific studies that concluded that the response to lung overload studies with poorly soluble particles upon which the ANSES proposed classification is based is unique to the rat and is not seen in other animal species or humans. On June 8, 2017, the RAC announced its conclusion that certain evidence meets the criteria under CLP to classify TiO2 as a Category 2 Carcinogen (described by the EU regulation as appropriate for "suspected human carcinogens") for humans by inhalation, but found such evidence not sufficiently convincing to classify TiO2 in Category 1B ("presumed" to have carcinogenic potential for humans), as was originally proposed by ANSES. The RAC formally adopted the conclusion on September 27, 2017. The European Commission will now evaluate the RAC report in deciding what, if any, regulatory measures should be taken. We, Cefic and others expect to continue to advocate with the European Commission that the RAC's report should not justify other than minimal regulatory measures for the reasons stated above, among others. If the European Commission were to subsequently adopt the Category 2 Carcinogen classification, it could require that many end-use products manufactured with TiO2 be classified as containing a potential carcinogenic component, which could negatively impact public perception of products containing TiO2, limit the marketability of and demand for TiO2 or products containing TiO2 and potentially have spill-over, restrictive effects under other EU laws, e.g., those affecting medical and pharmaceutical applications, cosmetics, food packaging and food additives. Such classifications would also affect manufacturing operations by subjecting us to new workplace safety requirements that could significantly increase costs. Finally, the classification of TiO2 as a Category 2 Carcinogen could lead the ECHA to evaluate other products with similar particle size characteristics such as iron oxides or functional additives for carcinogenic potential by inhalation for humans as well, which may ultimately have similar negative impacts to other of our products if classified as potentially carcinogenic. In addition, under the separation agreement, we are required to indemnify Huntsman for any liabilities relating to our TiO2 operations.

              Environmental, Health and Safety Systems.    We are committed to achieving and maintaining compliance with all applicable EHS legal requirements, and we have developed policies and management systems that are intended to identify the multitude of EHS legal requirements applicable to our operations, enhance compliance with applicable legal requirements, improve the safety of our employees, contractors, community neighbors and customers and minimize the production and emission of wastes and other pollutants. Although EHS legal requirements are constantly changing and are frequently difficult to comply with, these EHS management systems are designed to assist us in our compliance goals while also fostering efficiency and improvement and reducing overall risk to us.

              Environmental Remediation.    We have incurred, and we may in the future incur, liability to investigate and clean up waste or contamination at our current or former facilities or facilities operated by third parties at which we may have disposed of waste or other materials. Similarly, we may incur costs for the cleanup of waste that was disposed of prior to the purchase of our businesses. Under some circumstances, the scope of our liability may extend to damages to natural resources. Based on available information, we believe that the costs to investigate and remediate known contamination will not have a material effect on our financial statements. At the current time, we are unable to estimate the total cost to remediate contamination sites.

              Under CERCLA and similar state laws, a current or former owner or operator of real property in the U.S. may be liable for remediation costs regardless of whether the release or disposal of hazardous substances was in compliance with law at the time it occurred, and a current owner or operator may be liable regardless of whether it owned or operated the facility at the time of the release. Outside the U.S., analogous contaminated property laws, such as those in effect in France, can hold past owners and/or operators liable for remediation at former facilities. We have not been notified by third parties of claims against us for cleanup liabilities at former facilities or third party sites, including, but not limited to, sites listed under CERCLA.

              Under the RCRA in the U.S. and similar state laws, we may be required to remediate contamination originating from our properties as a condition to our hazardous waste permit. Some of our manufacturing sites have an extended history of industrial chemical manufacturing and use, including on-site waste disposal. We are aware of soil, groundwater or surface contamination from past operations at some of our sites, and we may find contamination at other sites in the future. Similar laws exist in a number of locations in which we currently operate, or previously operated, manufacturing facilities, such as India, France and Italy.

              The European Union has recently announced a review of the Environmental Liability Directive ("ELD") and a continuation of the soil thematic strategy. Two potential aims of these initiatives are the inclusion of historically contaminated sites into the scope of the ELD and making soil an environmental receptor. These changes could have a negative impact on our assets and liabilities by designating soils containing substances as being contaminated that are not now so designated. These sites would then require investigation and potential remediation.

              The Chinese Law on Soil Pollution Prevention and Control is expected in 2018 and may designate soil as receptor capable of being harmed by contaminating substances. The implications are that such soils would require investigation and potential remediation.

              Climate Change.    Globally, our operations are increasingly subject to regulations that seek to reduce emissions of GHGs, such as carbon dioxide and methane, which may be contributing to changes in the earth's climate. At the Durban negotiations of the Conference of the Parties to the Kyoto Protocol in 2012, a limited group of nations, including the EU, agreed to a second commitment period for the Kyoto Protocol, an international treaty that provides for reductions in GHG emissions. More significantly, the EU GHG Emissions Trading System ("ETS"), established pursuant to the Kyoto Protocol to reduce GHG emissions in the EU, continues in its third phase. The European Parliament has used a process to formalize "backloading"—the withholding of GHG allowances during 2012-2016 until 2019-2020—to prop up carbon prices. As backloading is only a temporary measure, a sustainable solution to the imbalance between supply and demand requires structural changes to the ETS. The European Commission proposed to establish a market stability reserve to address the current surplus of allowances and improve the system's resilience. The reserve will start operating in 2019, although recently the European Commission has indicated that it may move up the reserves start date and increase the rate at which the reserve removes allowances from the ETS. In addition, the EU has recently announced the binding target to reduce domestic GHG emissions by at least 40% below the 1990 level by 2030. The European Commission proposed an objective of increasing the share of renewable energy to at least 27% of the EU's energy consumption by 2030. The European Council endorsed this target, which is binding at the EU level. The European Commission also proposed a 30% energy savings target for 2030. The European Council, however, endorsed an indicative target of 27% to be reviewed in 2020 having in mind a 30% target. China has also announced that it intends to impose a GHG cap and trade system, and intends to fully implement the system by 2020.

              In addition, at the 2015 United Nations Framework Convention on Climate Change in Paris, the United States and nearly 200 other nations entered into an international climate agreement. Although this agreement does not create any binding obligations for nations to limit their GHG emissions, it does include pledges to voluntarily limit or reduce future emissions. The Paris Agreement entered into force in November 2016. Though the United States was one of the original signatories to the Paris Agreement, President Trump announced in June 2017 that the United States would withdraw from participation in the Agreement, but that he was willing to consider participation in other, future international agreements relating to GHGs.

              Federal climate change legislation in the U.S. appears unlikely in the near-term. As a result, domestic efforts to curb GHG emissions will continue to be led by the EPA's GHG regulations and the efforts of states. To the extent that our domestic operations are subject to the EPA's GHG regulations, we may face increased capital and operating costs associated with new or expanded facilities. Significant expansions of our existing facilities or construction of new facilities may be subject to the CAA requirements for pollutants regulated under the Prevention of Significant Deterioration and Title V programs.

              The EPA previously issued its final Clean Power Plan rules that establish carbon pollution standards for power plants, called CO2 emission performance rates, in 2015. In February 2016, the U.S. Supreme Court granted a stay of the implementation of the Clean Power Plan. This stay will remain in effect until the conclusion of the appeals process. On March 28, 2017, the Trump administration issued an executive order directing the EPA to review the Clean Power Plan. On the same day, the EPA filed a motion in the U.S. Court of Appeals for the D. C. Circuit requesting that the court hold the case in abeyance while the EPA conducts its review of the Clean Power Plan. The EPA formally proposed to repeal the Clean Power Plan on October 10, 2017. The proposed rule states that EPA has not yet determined whether the agency will propose a new rule to regulate GHG emissions from power plants, but that it will make a decision within the near future. Several states have already announced their intention to challenge any repeal of the Clean Power Plan. It is not yet clear what changes, if any, will result from the EPA's proposal, whether or how the courts will rule on the legality of the Clean Power Plan, EPA's repeal of the rules, or any future replacement. If the rules ultimately survive, and depending on how states decide to implement these rules, they may result in national or regional GHG emission credit trading schemes. If EPA successfully repeals the Clean Power Plan, individual states could independently pursue similar rules. Regulation of GHG emissions from the power sector has the ability to affect the long-term price and supply of electricity and natural gas and demand for products that contribute to energy efficiency and renewable energy. This in turn could result in increased costs to purchase energy, additional capital costs for installation or modification of GHG emitting equipment, and additional costs associated directly with GHG emissions (such as cap and trade systems or carbon taxes), which are primarily related to energy use. Future regulation of GHGs has the potential to increase our operating costs.

              Under a consent decree with states and environmental groups, the EPA is due to propose new source performance standards for GHG emissions from refineries. These standards could significantly increase the costs of constructing or adding capacity to refineries and may ultimately increase the costs or decrease the supply of refined products. Either of these events could have an adverse effect on our business; however, additional regulation of GHG emissions by the EPA appears unlikely at this time. We are already managing and reporting GHG emissions, to varying degrees, as required by law for our sites in locations subject to Kyoto Protocol obligations and/or ETS requirements. Although these sites are subject to existing GHG legislation, few have experienced or anticipate significant cost increases as a result of these programs, although it is possible that GHG emission restrictions may increase over time. Potential consequences of such restrictions include capital requirements to modify assets to meet GHG emission restrictions and/or increases in energy costs above the level of general inflation, as well as direct compliance costs. Currently, however, it is not possible to estimate the likely financial impact of potential future regulation on any of our sites.

              Finally, it should be noted that some scientists have concluded that increasing concentrations of GHGs in the earth's atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, floods and other extreme climatic events. If any of those effects were to occur, they could have an adverse effect on our assets and operations.

Employees

              As of December 31, 2016, we employed approximately 4,500 associates in our operations around the world. We believe our relations with our employees are good.

Legal Proceedings

              We are a party to various legal proceedings instituted by private plaintiffs, governmental authorities and others arising under provisions of applicable laws, including various environmental, products liability and other laws.

              Pursuant to the separation agreement, we will indemnify Huntsman against certain liabilities, including the litigation liabilities discussed below that arose prior to our IPO. The term of this indemnification is indefinite and includes defense costs and expenses, as well as monetary and non-monetary settlements and judgments. Also, pursuant to the separation agreement, we will indemnify Huntsman against liabilities that may arise in the future in connection with our business, including environmental, tax and product liabilities. For additional information see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Legal Proceedings," note "21. Commitments and Contingencies—Legal Proceedings" to our combined financial statements and note "11. Commitments and Contingencies" to our unaudited condensed consolidated and combined financial statements.

Properties

              We own or lease chemical manufacturing and research facilities in the locations indicated in the list below which we believe are adequate for our short-term and anticipated long-term needs. We own or lease office space and storage facilities throughout the world. Our headquarters operations are conducted across two of our administrative offices: The Woodlands, Texas and Wynyard, U.K. Our principal executive offices are located at the Wynyard location, with the address of Titanium House, Hanzard Drive, Wynyard Park, Stockton-On-Tees, TS22 5FD, United Kingdom. The following is a list of our principal owned or leased properties where manufacturing, research and main office facilities are located.

Location(2)	Business Segment(4)	Description of Facility
Wynyard, U.K.(1)	Various	Headquarters & Administrative Offices, Research Facility and Shared Services Center
Greatham, U.K.	TiO2	TiO2 Manufacturing Facility
Birtley, U.K.	Additives	Color Pigments Manufacturing Facility
Kidsgrove, U.K.	Additives	Color Pigments Manufacturing Facility
Sudbury, U.K.	Additives	Color Pigments Manufacturing Facility
Duisburg, Germany	Various	TiO2, Functional Additives, Water Treatment Manufacturing and Research Facility and Administrative Offices
Ibbenbueren, Germany	Additives	Water Treatment Manufacturing Facility
Uerdingen, Germany(1)	TiO2	TiO2 Manufacturing Facility
Schwarzheide, Germany(1)	Additives	Water Treatment Manufacturing Facility
Walluf, Germany(1)	Additives	Color Pigments Manufacturing Facility
Everberg, Belgium	Various	Shared Services Center and Administrative Offices
Calais, France(5)	TiO2	TiO2 Finishing Facility
Comines, France	Additives	Color Pigments Manufacturing Facility
Huelva, Spain	TiO2	TiO2 Manufacturing Facility
Scarlino, Italy	TiO2	TiO2 Manufacturing Facility
Turin, Italy	Additives	Color Pigments Manufacturing Facility
Pori, Finland	TiO2	TiO2 Manufacturing Facility
Taicang, China(1)	Additives	Color Pigments Manufacturing Facility
Teluk Kalung, Malaysia	TiO2	TiO2 Manufacturing Facility
Kuala Lumpur, Malaysia(1)	Various	Shared Services Center and Administrative Offices
Dandenong, Australia(1)	Additives	Color Pigments Manufacturing Facility
Augusta, Georgia	Additives	Color Pigments Manufacturing Facility
Lake Charles, Louisiana(3)	TiO2	TiO2 Manufacturing Facility
Beltsville, Maryland(1)	Additives	Color Pigments Manufacturing Facility
Los Angeles, California	Additives	Color Pigments Manufacturing Facility
St. Louis, Missouri(1)(6)	Additives	Color Pigments Manufacturing Facility
Harrisburg, North Carolina	Additives	Timber Treatments Manufacturing Facility
Easton, Pennsylvania(1)(6)	Additives	Color Pigments Manufacturing Facility
Freeport, Texas	Additives	Timber Treatments Manufacturing Facility
The Woodlands, Texas(1)	Various	Headquarters & Administrative Offices

(1)
Leased land and/or building.

(2)
Excludes a sulfate plant in Umbogintwini, South Africa, which was closed in the fourth quarter of 2016.

(3)
Owned by LPC, our unconsolidated manufacturing joint venture which is owned 50% by us and 50% by Kronos.

(4)
Solely for purposes of this column, "TiO2" and "Additives" represent the Titanium Dioxide and Performance Additives segments, respectively.

(5)
A plan to close the Finishing Facility at Calais during the third quarter of 2017 was announced on March 17, 2017, the timing of the completion of which remains subject to any necessary governmental approvals.

(6)
A plan to close the St. Louis, Missouri and Easton, Pennsylvania plants by the end of 2017 was announced in the third quarter of 2017.

MANAGEMENT

Executive Officers

              The following table sets forth information, as of November 27, 2017, regarding the individuals who are our executive officers.

Name	Age	Position(s) at Venator
Simon Turner	54	President and Chief Executive Officer
Kurt Ogden	49	Senior Vice President and Chief Financial Officer
Russ Stolle	55	Senior Vice President, General Counsel and Chief Compliance Officer
Phil Wrigley	50	Vice President, EHS and Manufacturing Excellence
Antje Gerber	50	Vice President, Specialty Business
Jan Buberl	42	Vice President, Color Pigments and Timber Treatment
Mahomed Maiter	56	Senior Vice President, White Pigments

              Simon Turner has served as President and Chief Executive Officer and as a director of Venator since the second quarter of 2017. Mr. Turner served as Division President, Pigments & Additives, at Huntsman from November 2008 to August 2017, Senior Vice President, Pigments & Additives, from April 2008 to November 2008, Vice President of Global Sales from September 2004 to April 2008 and General Manager Co-Products and Director Supply Chain and Shared Services from July 1999 to September 2004. Prior to joining Huntsman, Mr. Turner held various positions with Imperial Chemical Industries PLC ("ICI"). Our board of directors believes Mr. Turner's extensive experience in the chemical industry, his wealth of knowledge of our business and his demonstrated track record of success in leading the Pigments & Additives segment of Huntsman makes him a valuable member of our board of directors.

              Kurt Ogden has served as Senior Vice President and Chief Financial Officer of Venator since the second quarter of 2017. Mr. Ogden served as Vice President, Investor Relations and Finance of Huntsman from February 2009 until August 2017 and as Director, Corporate Finance from October 2004 to February 2009. Between 2000 and 2004, he was Executive Director Financial Planning and Analysis with Hillenbrand Industries and Vice President Treasurer with Pliant Corporation. Mr. Ogden began his career with Huntsman Chemical Corporation in 1993 and held various positions with related companies up to 2000. Mr. Ogden is a Certified Public Accountant.

              Russ Stolle has served as Senior Vice President, General Counsel and Chief Compliance Officer of Venator since the second quarter of 2017. Mr. Stolle served as Senior Vice President and Deputy General Counsel of Huntsman from January 2010 until August 2017. From October 2006 to January 2010, Mr. Stolle served as Huntsman's Senior Vice President, Global Public Affairs and Communications, from November 2002 to October 2006, he served as Huntsman's Vice President and Deputy General Counsel, from October 2000 to November 2002, he served as Huntsman's Vice President and Chief Technology Counsel and from April 1994 to October 2000 he served as Huntsman's Chief Patent and Licensing Counsel. Prior to joining Huntsman in 1994, Mr. Stolle had been an attorney with Texaco Inc. and an associate with the law firm of Baker Botts L.L.P.

              Phil Wrigley has served as Vice President, EHS and Manufacturing Excellence of Venator since the second quarter of 2017. From February 2011 to October 2014, Mr. Wrigley served as EHS Director for Huntsman and in October 2014 was made Vice President, Manufacturing Operations at Huntsman, a position he held until August 2017. Mr. Wrigley started his career as an engineer at ICI and later moved to Rohm and Haas Company where he held a series of engineering and manufacturing leadership positions, culminating in the position of European Operations Director. Prior to joining Huntsman in 2011, Mr. Wrigley served as Works Director for an aluminum smelter at Rio Tinto Alcan Inc.

              Antje Gerber has served as Vice President, Specialty Business of Venator since the second quarter of 2017. Ms. Gerber previously served as Vice President, Specialty Business for Huntsman from February 2016 until August 2017. Prior to joining Huntsman, Ms. Gerber gained over 25 years of specialty chemical experience at leading chemical companies including at Evonik where she held various leadership roles in business, sales, marketing and innovation for 14 years and at H.B. Fuller as Marketing, Transportation and Business Director from June 2009 to January 2016. Ms. Gerber has a degree in Business Administration—Marketing and Chemistry from the University of Hamburg.

              Jan Buberl has served as Vice President, Color Pigments and Timber Treatment of Venator since the second quarter of 2017. Mr. Buberl served as Vice President, Color Pigments and Timber Treatment for Huntsman from October 2014 until August 2017. Prior to joining Huntsman, Mr. Buberl held various positions at BASF SE ("BASF") from 1996 to 2014 in Germany, the United States of America, Spain and China. From September 2009 to September 2014, Mr. Buberl was Business Director for BASF's Specialty Product Division. Mr. Buberl earned a Master of Business Administration from the University of North Carolina and a Master of International Marketing from the University of Ludwigshafen, Germany.

              Mahomed Maiter has served as Senior Vice President, White Pigments of Venator since the second quarter of 2017. He has over 32 years of experience in the chemical and pigment industry covering a range of senior commercial, global sales and marketing, business development, manufacturing and business roles. From January 2007 to April 2017, Mr. Maiter served as Vice President Global Sales and Marketing, Vice President Revenue and Vice President Business Development of Huntsman's Pigments and Additives business. From August 2005 to December 2006, he was Vice President of Huntsman's European Polymers business. Mr. Maiter started his career in the chemical industry in 1985 when he joined the Tioxide business of ICI in South Africa where he held various operations and manufacturing roles. He relocated to the U.K. in June 1995 to take up a General Manager position in ICI in the Tioxide business and was subsequently appointed to Global Marketing Director and Vice President Commercial. Mr. Maiter graduated as a Mechanical Engineer from University College Dublin, Ireland and has participated in executive management programs at INSEAD (France) and University of Cape Town (South Africa).

Board of Directors

              The following table sets forth information, as of November 27, 2017, regarding the individuals who serve as members of our board of directors. Currently, a majority of our board of directors resides outside of the U.K., the Channel Islands and the Isle of Man, and a majority of our board of directors qualify as independent directors.

Name	Age
Peter R. Huntsman	54
Simon Turner	54
Sir Robert J. Margetts	71
Douglas D. Anderson	67
Daniele Ferrari	56
Kathy D. Patrick	57

              Peter R. Huntsman was appointed as Chairman of the board of directors of Venator in the second quarter of 2017. Mr. Huntsman currently serves as President and Chief Executive Officer of Huntsman and has served as a director of Huntsman and its affiliated companies since 1994. Prior to his appointment in July 2000 as CEO of Huntsman, Mr. Huntsman had served as its President and Chief Operating Officer since 1994. In 1987, after working for Olympus Oil since 1983, Mr. Huntsman joined Huntsman Polypropylene Corporation as Vice President before serving as Senior Vice President and General Manager. Mr. Huntsman has also served as Senior Vice President of Huntsman Chemical

Corporation and as a Senior Vice President of Huntsman Packaging Corporation, a former subsidiary of Huntsman.

              Our board of directors believes that Mr. Huntsman's current position as Huntsman's CEO enables him to bring invaluable operational, financial, regulatory and governance insights to our board of directors, and his considerable role in the history and management of Huntsman and its affiliates enables him to advise our board of directors on our business, the chemical industry and related opportunities and challenges as we transition into a standalone company, and will help provide continuity for employees and customers of Venator.

              Sir Robert J. Margetts was appointed as a director of Venator in the second quarter of 2017. Sir Robert also serves as a director of Huntsman, a position he has held since August 2010, and is a member of its Audit Committee and its Nominating & Corporate Governance Committee. Sir Robert currently also serves as Deputy Chairman of PJSC Uralkali, a publicly traded potash fertilizer producer, and on the boards of a number of privately held companies. In addition to previously serving as a director for several other companies, including Chairman of Legal and General Group PLC and Chairman of BOC Group PLC, Sir Robert also previously worked for ICI where he ultimately served as the Vice Chairman of its Main Board. Sir Robert is Vice Chairman and Lead Independent Director and a member of the Audit Committee, the Compensation Committee and the Nominating & Corporate Governance Committee. Our board of directors believes that Sir Robert's knowledge of and experience in the chemical industry qualify him to serve on our board of directors.

              Douglas D. Anderson was appointed as a director of Venator in connection with our IPO in August 2017. Mr. Anderson currently serves as the Dean of the Jon M. Huntsman School of Business at Utah State University, a position he was appointed to in 2006, and is the Jon M. Huntsman Presidential Professor of Leadership. Previously, Mr. Anderson served as Deputy Counselor to the Secretary, U.S. Treasury, as a director of corporate development for Bendix Corporation, and as managing partner of the Center for Executive Development, an executive consulting firm. Mr. Anderson is the Chair of the Audit Committee and a member of the Nominating & Corporate Governance Committee. Our board of directors believes that Mr. Anderson's extensive business and leadership expertise qualifies him to serve on our board of directors.

              Daniele Ferrari was appointed as a director of Venator in connection with our IPO in August 2017. Mr. Ferrari also serves as Chief Executive Officer of Versalis S.p.A., a chemical manufacturer, and as Chairman of Matrìca S.p.A., a joint-venture with Novamont focusing on renewable chemistry, positions he has held since March 2011. Mr. Ferrari has over 30 years of experience in the chemical industry, including as President of Huntsman's Performance Products division until January 2011 and in several business assignments at ICI in the U.K. In addition, Mr. Ferrari is President of PlasticsEurope, an association of plastics manufacturers, and a board member of Cefic. Mr. Ferrari is Chair of the Compensation Committee and a member of the Audit Committee. Our board of directors believes that Mr. Ferrari's experience in and knowledge of the chemical industry and his executive leadership experience qualify him to serve on our board of directors.

              Kathy D. Patrick was appointed as a director of Venator as of October 1, 2017. Ms. Patrick is currently a partner in the Houston law firm of Gibbs & Bruns LLP where she began her legal career in 1986 after graduating from Harvard Law School. Her legal practice is focused on complex commercial litigation, with an emphasis on securities law, creditor recovery litigation, and institutional investor litigation. After graduating from Harvard Law School, Ms. Patrick subsequently joined Gibbs & Bruns in 1986, where she has recovered over $20 billion for her clients, including successful settlements for clients in a number of landmark and high profile corporate disputes. Ms. Patrick is Chair of the Nominating and Corporate Governance Committee and a member of the Compensation Committee. Our board of directors believes that Ms. Patrick's legal expertise and extensive experience with complex commercial and securities litigation qualify her to serve on our board of directors.

Status as a Controlled Company

              Because Huntsman beneficially owns a majority of the voting power of our outstanding ordinary shares, we are a controlled company under the NYSE corporate governance standards. A controlled company need not comply with the applicable corporate governance rules that require its board of directors to have a majority of independent directors and independent compensation and nominating and governance committees. Notwithstanding our status as a controlled company, we remain subject to the applicable corporate governance standard that requires us to have an audit committee composed entirely of independent directors within one year of listing. As a result, our audit committee is currently comprised of independent directors.

              We currently do not, and do not intend in the future to, utilize the exemptions from the NYSE corporate governance standards available to controlled companies. We will cease to qualify as a controlled company once Huntsman ceases to own a majority of the voting power of our outstanding ordinary shares.

Board Committees

Audit Committee

              Our board of directors has established an Audit Committee consisting of three directors, Messrs. Anderson and Ferrari, and Sir Robert J. Margetts, each of whom we have determined to be independent under the rules of the SEC, the Sarbanes-Oxley Act of 2002 and the NYSE, with Mr. Anderson serving as the Chair of the Audit Committee. Our board of directors has determined that Sir Robert qualifies as an "audit committee financial expert" as such term is currently defined in Item 407(d)(5) of Regulation S-K. The committee meets separately with representatives of our independent auditors, our internal audit personnel and representatives of senior management in performing its functions. The Audit Committee approved the services of the independent auditors and reviews the general scope of audit coverage, matters relating to internal controls systems and other matters related to accounting and reporting functions. The board of directors determined that all of the members of the Audit Committee are financially literate and have accounting or related financial management expertise, each as required by the applicable NYSE listing standards. We have adopted an Audit Committee charter defining the committee's primary duties in a manner consistent with the rules of the SEC and NYSE standards, a copy of which is available on our website.

Compensation Committee

              Our board of directors has established a Compensation Committee consisting of three directors, Ms. Patrick, Mr. Ferrari, and Sir Robert J. Margetts, each of whom we have determined to be "independent" under the rules of the SEC, the Sarbanes-Oxley Act of 2002 and the NYSE, with Mr. Ferrari serving as the Chair of the Compensation Committee. This committee establishes salaries, incentives and other forms of compensation for officers and other employees. Our Compensation Committee also administers our incentive compensation and benefit plans. We have adopted a Compensation Committee charter defining the committee's primary duties in a manner consistent with the rules of the SEC, the PCAOB and applicable NYSE or market standards, a copy of which is available on our website.

Nominating and Corporate Governance Committee

              Our board of directors has established a Nominating and Corporate Governance Committee consisting of three directors, Ms. Patrick, Mr. Anderson, and Sir Robert J. Margetts, each of whom we have determined to be "independent" under the rules of the SEC, the Sarbanes-Oxley Act of 2002 and the NYSE, with Ms. Patrick serving as the Chair of the Nominating and Corporate Governance Committee. This committee identifies, evaluates and recommends qualified nominees to serve on our board of directors; develops and oversees our internal corporate governance processes; and maintains a management succession plan. We have adopted a Nominating and Corporate Governance Committee charter defining the committee's primary duties in a manner consistent with the rules of the SEC and NYSE standards, a copy of which is available on our website.

Director Independence

              To qualify as "independent" under the NYSE listing standards, a director must meet objective criteria set forth in the NYSE listing standards, and the board of directors must affirmatively determine that the director has no material relationship with us (either directly or as a partner, shareholder or officer of an organization that has a relationship with us) that would interfere with his or her exercise of independent judgment in carrying out his or her responsibilities as a director. The NYSE independence criteria include that the director not be our employee and not have engaged in various types of business dealings with us.

              The board of directors reviews all direct or indirect business relationships between each director (including his or her immediate family) and us, as well as each director's relationships with charitable organizations, to assess director independence as defined in the listing standards of the NYSE. The board of directors has reviewed the independence of our directors using the independence standards of the NYSE. Our board of directors has determined that each of Ms. Patrick, Messrs. Anderson and Ferrari, and Sir Robert J. Margetts are independent under the rules of the SEC, the Sarbanes-Oxley Act of 2002 and the NYSE.

Corporate Governance Policies

              Our board of directors adopted corporate governance policies that among other matters, provide for the following: membership on the board is made up of a majority of independent directors who, at a minimum, meet the criteria for independence required by the NYSE; each regularly scheduled board of directors meeting will include an executive session of the non-management directors; the independent directors will meet in executive session at least once annually; the board of directors and its committees will conduct an annual self-evaluation; non-management directors are not permitted to serve as directors for more than three other public companies; our Chief Executive Officer is not permitted to serve as a director for more than two other public companies; directors are expected to attend all meetings of the board of directors and of the committees of which they are members; directors not also serving as executive officers are required to offer their resignation effective at the next annual meeting of shareholders upon reaching their 75th birthday (subject to certain exceptions); directors are required to offer their resignation upon a change in their principal occupation; directors should function consistent with the highest level of professional ethics and integrity; and to effectively discharge their oversight duties, directors have full and free access to our officers and employees.

Financial Code of Ethics and Business Conduct Guidelines

              Our board of directors has adopted a Financial Code of Ethics applicable to our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer or Controller. Among other matters, this code is designed to promote: honest and ethical conduct; ethical handling of actual or apparent conflicts of interest; full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submit to, the SEC and in our other public communications; compliance with applicable governmental laws and regulations and stock exchange rules; prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and accountability for adherence to the code. In addition, our board of directors has adopted Business Conduct Guidelines, which require all directors, officers and employees to adhere to these guidelines in addressing the legal and ethical issues encountered in conducting their work. Copies of both our Financial Code of Ethics and our Business Conduct Guidelines are available on our website.

Compensation Committee Interlocks and Insider Participation

              None of our executive officers serve on the board of directors or compensation committee of a company that has an executive officer that serves on our board or compensation committee. No member of our board is an executive officer of a company in which one of our executive officers serves as a member of the board of directors or compensation committee of that company.

EXECUTIVE COMPENSATION

              Our Named Executive Officers ("NEOs") are as follows. Please see "Management" for a description of our current executive officers, including historical roles held by our NEOs.

  •
  Simon Turner—President and Chief Executive Officer

  •
  Kurt Ogden—Senior Vice President and Chief Financial Officer

  •
  Russ Stolle—Senior Vice President, General Counsel and Chief Compliance Officer

  •
  Mahomed Maiter—Senior Vice President, White Pigments

  •
  Jan Buberl—Vice President, Color Pigments and Timber Treatment

              In accordance with SEC disclosure rules, as a former Huntsman subsidiary, historical compensation for our NEOs is not required in connection with this offering. However, because we included historical compensation information with respect to Mr. Turner in prior filings and communications with the SEC related to our IPO, we have retained his historical compensation information and disclosed it below. All discussions regarding compensation policies and programs with respect to Mr. Turner's historical compensation relate to Huntsman policies and programs. For a more detailed explanation of the Huntsman compensation plans applicable to Huntsman's named executive officers and certain executive officers, see the section titled "Compensation Discussion and Analysis" within Huntsman's latest definitive proxy statement filed with the SEC. Following our IPO, Mr. Turner and our other NEOs have been receiving compensation and benefits under our compensation programs and plans, which may differ from the Huntsman plans described below.

Historical Compensation

2016 Summary Compensation Table

              The following table details compensation paid to or earned by Simon Turner, our President and Chief Executive Officer under Huntsman's compensation programs and plans for the years ended December 31, 2016, 2015 and 2014.

Name and Principal Position	Year	Salary	Bonus	Stock Awards(1)	Option Awards(2)	Non-Equity Incentive Plan Compensation(3)	Change in Pension Value & Nonqualified Deferred Compensation Earnings(4)	All Other Compensation(5)	Total
Simon Turner(6)	2016	$517,419	$—	$420,000	$179,999	$541,785	$2,420,323	$111,052	$4,190,578
President and Chief	2015	544,616	—	595,003	255,001	843,613	1,181,977	107,519	3,527,729
Executive Officer	2014	539,219	150,000	400,000	400,000	171,542	1,658,686	86,037	3,405,484

(1)
This column reflects the aggregate grant date fair value of awards of restricted stock and, beginning in 2015, performance share units computed in accordance with FASB Accounting Standards Codification ("ASC") Topic 718. For purposes of restricted stock awards, fair value is calculated using the closing price of Huntsman stock on the date of grant. For purposes of performance share unit awards, fair value is calculated based on the probability of attaining the target performance goals on the date of grant. For information on the valuation assumptions with regard to stock awards, refer to the notes to Huntsman's financial statements in its annual report on Form 10-K for the applicable years ended December 31, 2016, 2015 or 2014, respectively, as filed with the SEC. These amounts reflect the fair value of the reported awards on the date of grant and may not correspond to the actual value that will be recognized.

(2)
This column reflects the aggregate grant date fair value of stock options computed in accordance with FASB ASC Topic 718. The fair value of each stock option award is determined on the date of the grant using the Black-Scholes valuation model. For information on the valuation assumptions regarding option awards, refer to the notes to Huntsman's financial statements in its annual report on Form 10-K for the applicable years ended December 31, 2016, 2015 or 2014, respectively, as filed with the SEC.

(3)
This column reflects the Huntsman annual cash performance awards that were earned for 2016 and paid during the first quarter of 2017.

(4)
This column reflects the aggregate amount of any change in pension value in 2016, to the extent any such aggregate change is positive.

(5)
The methodology used to compute the aggregate incremental cost of perquisites and other personal benefits is based on the total cost to Huntsman, and such costs are required to be reported under SEC rules when the total cost exceeds $10,000 in the aggregate for a NEO. The table below details the components reported in the "All Other Compensation" column of the Summary Compensation Table for 2016. Amounts in the table were either paid directly by or were reimbursed by Huntsman.

Simon Turner
Personal Use of Auto	$20,937
Family Travel	4,652
Company Contributions to Retirement
Huntsman UK Pension Plan	—
Huntsman UK Pension Plan Cash Alternative*	78,267
Global Pension Membership Tax Gross-Up*	7,196

Total	$111,052

*
During 2016, Huntsman incurred $78,267, which represents the contribution amount over the allowable limit to the Huntsman UK Pension Plan payable in cash to Mr. Turner. The Huntsman UK Pension Plan is a qualified defined contribution retirement plan available to its U.K. employees. Associated with the nonqualified Huntsman Global Pension Scheme, Huntsman incurred $7,196 to gross-up taxes associated with its contributions to this plan.
(6)
For reporting purposes, the 2016 values for Mr. Turner have been converted using an exchange rate of 1 British pound, or GBP, to 1.3953 U.S. dollars, or USD, being the exchange rate as of February 29, 2016 (which is the internal date used to estimate pro forma elements of compensation). Values for 2014 and 2015 were calculated based on exchange rates applicable in those years and have not been recast to conform to the 2016 GBP exchange rate.

Grants of Plan-Based Awards in 2016

              The following table provides information about annual cash performance awards granted through Huntsman's annual cash performance award program and long-term equity incentive awards granted through the Huntsman Stock Incentive Plan to Mr. Turner in 2016.

											Grant Date Fair Value of Stock and Option Awards(6) ($)
		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)
								All Other Stock Awards(3) (#)	All Other Option Awards(4) (#)	Exercise or Base Price of Option Awards(5) ($/Sh)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Simon Turner	02/03/16	$0	$364,850	$729,700	—	—	—	—	—	—	—
	02/03/16	—	—	—	5,079	20,316	40,632	—	—	—	$180,000
	02/03/16	—	—	—	—	—	—	27,088	—	—	240,000
	02/03/16	—	—	—	—	—	—	—	61,224	$8.86	179,999

(1)
This column shows annual cash performance awards granted under Huntsman's annual cash performance award program to Mr. Turner in 2016. The amounts reported in the table represent the target and maximum cash performance award guidelines established by the Compensation Committee of the Huntsman Board of Directors but do not reflect the maximum annual dollar denominated incentive award amount that could be paid under the annual pool program, which amount is not determinable at the time the awards are granted and may not exceed the $15 million limit under the Huntsman Stock Incentive Plan. The amounts actually earned by Mr. Turner pursuant to Huntsman's annual cash performance award program for 2016 are reported in the "Non-equity incentive plan compensation" column of the Summary Compensation Table.

(2)
This column shows performance share units granted under the Huntsman Stock Incentive Plan to Mr. Turner in 2016. The performance share units will be eligible to vest on December 31, 2018, subject to the achievement of relative total shareholder return ("TSR") performance metrics. Amounts reported in the (a) "Threshold" column reflect the threshold number of performance share units (i.e., 25% of target) that may be earned for a certain minimum level of performance, (b) "Target" column reflect the target number of shows performance share units, or 100%, that may be earned and (c) "Maximum" column reflect the maximum number of performance share units that may be earned (i.e., 200% of target), in each case, based on relative TSR achievement against applicable performance metrics. If performance is below the threshold, no performance share units are earned.

(3)
This column shows the number of restricted shares granted under the Huntsman Stock Incentive Plan to Mr. Turner in 2016. The restricted shares vest ratably in three equal annual installments beginning on the first anniversary of the grant date. During the restriction period, each restricted share entitles the individual to vote such share, and each restricted share entitles the individual to accrue quarterly payments by Huntsman equal to the quarterly dividend on one share of Huntsman common stock.

(4)
This column shows the number of nonqualified options granted under the Huntsman Stock Incentive Plan to Mr. Turner in 2016. The option awards become exercisable and vest ratably in three equal annual installments beginning on the first anniversary of the grant date.

(5)
The exercise price of the nonqualified options disclosed in this column is equal to the closing price of Huntsman's common stock on the New York Stock Exchange on the date of grant.

(6)
This column shows the full grant date fair value of the awards computed in accordance with FASB ASC Topic 718. With respect to the performance share units, the amount shown reflects the full grant date fair value computed in accordance with FASB ASC Topic 718 based on probable achievement of the market conditions, which is consistent with the estimate of aggregate compensation to be recognized over the service period, excluding the effect of estimated forfeitures.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

              Mr. Turner was not a party to an employment agreement with Huntsman during the 2016 year. His base salary, annual bonus opportunity and equity grants were each determined by Huntsman. Huntsman designs base salaries to be a fixed portion of total compensation, with an executive officer's base salary generally reflecting the officer's responsibilities, tenure, job performance, special circumstances (such as overseas assignments) and the market for the executive's services.

              Mr. Turner's 2016 annual bonus was granted pursuant to Huntsman's annual cash performance award program. The Huntsman 2016 annual bonus plan was based on various performance goals, including corporate and divisional Adjusted EBITDA, cash flow and inventory goals, as individualized for each executive based on his or her responsibilities. Mr. Turner's target bonus award was set at 70% of his base salary, with a maximum payout set at 200% of his target amount. Mr. Turner received a payout for the 2016 year that was in the mid-range of his target and maximum bonus award amounts.

              For 2016 Huntsman approved awards of stock options, time-based restricted stock and performance share units, which vest upon the achievement of relative TSR milestones. The long term equity incentive awards granted to Mr. Turner in 2016 comprised a mix of stock options (30% value), restricted stock (40% value) and performance share units (30% value). The vesting schedules for each award are described above within the footnotes to the Grants of Plan-Based Awards table above.

              With respect to the perquisites provided to Mr. Turner during the 2016 year, Huntsman provides executive officers with leased vehicles for business use, which executives may also use for personal transportation. Executive officers are responsible for the taxes on imputed income associated with the personal use of these vehicles. Travel costs for family members of employees or consultants are reimbursable by Huntsman under limited circumstances. Employees and consultants are responsible for any taxable income associated with this reimbursement.

Outstanding Equity Awards at 2016 Year-End

              The following table provides information on the outstanding stock options, restricted stock awards and performance share units held by Mr. Turner as of December 31, 2016. The market value of the restricted stock and performance share unit awards is based on the closing market price of Huntsman stock on December 30, 2016, the last day of trading in 2016, which was $19.08.

		Option Awards				Stock Awards
								Equity Incentive Plan Awards: Number of Unearned Shares that Have Not Vested(4) (#)	Equity Incentive Plan Awards: Market Value of Unearned Shares that Have Not Vested(5) ($)
							Market Value of Shares or Units of Stock That Have Not Vested(3) ($)
		Number of Securities Underlying Unexercised Options(1)				Number of Shares or Units of Stock that Have Not Vested(2) #
				Option Exercise Price ($)
Name	Date of Award	Exercisable (#)	Unexercisable (#)		Option Expiration Date
Simon Turner	02/03/16	—	61,224	$8.86	02/03/26	27,088	$516,839	40,632	$775,259
	02/04/15	8,383	16,765	$22.77	02/04/25	9,954	$189,922	1,400	$26,712
	02/05/14	27,692	13,845	$21.22	02/05/24	6,283	$119,880	—	—
	02/06/13	53,662	—	$17.85	02/06/23	—	—	—	—
	02/01/12	62,893	—	$13.41	02/01/22	—	—	—	—
	02/02/11	46,231	—	$17.59	02/02/21	—	—	—	—
	02/23/10	21,459	—	$13.50	02/23/20	—	—	—	—
	03/02/09	89,561	—	$2.59	03/02/19	—	—	—	—

(1)
Huntsman option awards vest and become exercisable ratably in three equal annual installments on the first three anniversaries of each respective grant date. The outstanding option awards granted on February 5, 2014 were 66 2/3% vested as of December 31, 2016 and vested as to 100% on February 5, 2017. The outstanding option awards granted on February 4, 2015 vested as to 33 1/3% on February 5, 2016, vested as to 662/3% on February 4, 2017, and as to 100% on February 4, 2018. The outstanding option awards granted on February 3, 2016 vest as to 331/3% on February 3, 2017, vest as to 66 2/3% on February 3, 2018, and as to 100% on February 3, 2019.

(2)
Huntsman restricted stock awards vest and lapse their associated restrictions ratably in three equal annual installments on the first three anniversaries of each respective grant date. Restricted stock awards have generally been granted on the same day as option awards and vest on the same schedule as footnoted for option awards above. The restricted stock awards granted on February 5, 2014 were 66 2/3% vested as of December 31, 2016, and vest as to 100% on February 5, 2017. The restricted stock awards granted on February 4, 2015 were vested as to 33 1/3% on December 31, 2016, vested as to 66 2/3% on February 4, 2017, and vest as to 100% on February 4, 2018. The restricted stock awards granted on February 3, 2016 vest as to 33 1/3% on February 3, 2017, vest as to 66 2/3% on February 3, 2018, and vest as to 100% on February 3, 2019.

(3)
The market value of unvested restricted stock reported in this column is calculated by multiplying $19.08, the closing market price of Huntsman's stock on December 30, 2016, by the number of unvested restricted shares as of December 31, 2016 for each restricted stock grant listed above.

(4)
For Huntsman's performance share units granted on February 4, 2015, awards were divided into two equal tranches. The first tranche had a performance period that ended on December 31, 2016. None of the performance share units assigned to that tranche were deemed to be earned as of December 31, 2016, therefore no awards from that tranche are deemed to be outstanding for purposes of this table. The second tranche has a performance period that is scheduled to end on December 31, 2017, subject to the achievement of relative TSR performance metrics. Amounts in this table with respect to the second tranche of the 2015 awards reflect an estimated payout of a number of shares based on the threshold level of achievement with respect to the applicable performance metrics, as Huntsman's performance at December 31, 2016 did not exceed the threshold performance level. The performance share units granted on February 3, 2016 have a performance period of three years, spanning from January 1, 2016 to December 31, 2018, also subject to the achievement of relative TSR performance metrics. The number of outstanding performance units relating to the 2016 grant reflects an estimated payout of a number of shares based on the maximum level of achievement with respect to the applicable performance metrics, as Huntsman's performance through December 31, 2016 for the 2016 awards exceeded the target performance level.

(5)
The market value of unvested performance share units reported in this column is calculated by multiplying $19.08, the closing market price of Huntsman's stock on December 30, 2016, by the number of unvested performance share units as of December 31, 2016 based on the level of achievement with respect to the applicable performance metrics.

Option Exercises and Stock Vested During 2016

              The following table presents information regarding the vesting of Huntsman restricted stock awards during 2016 for Mr. Turner. Mr. Turner did not exercise any Huntsman stock options during the 2016 year, and no Huntsman performance share units were eligible to vest during the 2016 year.

	Stock Awards(1)
Name	Number of Shares Vested in 2016 (#)	Value Realized on Vesting ($)
Simon Turner	19,197	173,961

(1)
Amounts reflected in this table reflect the gross number of shares that vested in 2016. The following tabular disclosure provides information regarding the market value of the underlying shares on the vesting date and the number of shares that were withheld in connection with each transaction to satisfy tax obligations.

				Restricted Stock Vested		Shares Withheld for Tax Obligation		Net Shares Issued
Name	Grant Date	Vest Date	Closing Price on Vest Date	(#)	Value Realized	(#)	Value Paid	(#)	Market Value
Simon Turner	02/04/15	02/04/16	$9.41	4,978	$46,843	2,340	$22,019	2,638	$24,824
	02/05/14	02/05/16	$8.94	6,283	$56,170	2,954	$26,409	3,329	$29,761
	02/06/13	02/06/16	$8.94	7,936	$70,948	3,730	33,346	4,206	$37,602

Total				19,197	$173,961	9,024	$81,774	10,173	$92,187

Pension Benefits in 2016

              The table below sets forth information on the pension benefits for Mr. Turner under Huntsman's pension plans, each of which is more fully described in the narrative following the table. The amounts reported in the table below equal the present value of the accumulated benefit at December 31, 2016 for Mr. Turner under each plan based upon the assumptions described below.

Name	Plan Name	Number of Years of Credited Service(1)	Present Value of Accumulated Benefit(2)	Payments During Last Fiscal Year
		(#)	($)	($)
Simon Turner(3)	Tioxide Pension Fund	26.833	$1,427,816	—
	Huntsman Global Pension Scheme		$1,092,038	—
	Huntsman Top-Up Payment		$7,403,046	—

(1)
The number of years of service credited to Mr. Turner is determined using the same pension plan measurement date used for financial statement reporting purposes. These assumptions are discussed in note "18. Employee Benefit Plans" to Huntsman's consolidated financial statements included in its 2016 Annual Report on Form 10-K.

(2)
The actuarial present value of the accumulated benefits is determined using the same pension plan measurement date and assumptions as used for financial reporting purposes. These assumptions are discussed in note "18. Employee Benefit Plans" to Huntsman's consolidated financial statements included in its 2016 Annual Report on Form 10-K. For purposes of performing these calculations, a normal retirement age of 60 was used for Mr. Turner. Benefit values reported in this table have been projected out to assume payment at the normal retirement age then have been discounted back to a present value as of December 31, 2016.

(3)
During 2012, a top-up payment agreement was put in place that made up for benefits lost due to salary restrictions in the U.K. and provides benefits under the Huntsman Global Pension Scheme based on Mr. Turner's uncapped final pensionable salary.

              Huntsman sponsors retirement benefit plans in connection with its operations in the U.K. Mr. Turner participates in the Huntsman UK Pension Plan (a qualified defined contribution pension plan) with trailing participation in the nonqualified Huntsman Global Pension Scheme (a defined benefit plan) and the qualified Tioxide Pension Fund (a defined benefit plan) for all U.K. associates in the Pigments & Additives segment. In addition, Mr. Turner has a Huntsman top-up promise that is based on a payment difference between the final pensionable pay limitations in the Tioxide Pension Fund and Huntsman Global Pension Scheme, where Mr. Turner's pensionable pay is limited to (£150,600) $210,132 and his total pensionable salary (£373,550) $521,214. Mr. Turner became a member of the Huntsman UK Pension Plan in January 2011 after his benefits, along with other U.K. Pigments & Additives associates in the Tioxide Pension Fund, were closed to future service accrual.

              Mr. Turner participates in a defined benefit pension arrangement through the tax-qualified Tioxide Pension Fund for service with Huntsman prior to January 1, 2011. The Tioxide Pension Fund was a traditional defined benefit pension plan that provided benefit accruals based on final average earnings, with a typical accrual rate of 1/55th for senior managers and a normal retirement age of 60. Defined benefit pension arrangements for the Tioxide Pension Fund were closed for Pigments & Additives associates on December 31, 2010, and arrangements were shifted to participation in the defined contribution Huntsman UK Pension Plan, on January 1, 2011. The Huntsman UK Pension Plan provides a 3-for-1 matching formula whereby an associate can receive a company matching contribution of up to 15% of pay if the associate contributed 5% of pay. For five years following implantation of this plan, associates receive an additional company contribution through transition credits. For as long as associates remain with Huntsman, they retain a link between future pensionable salary growth and accrued service to the date of closure of the Tioxide Pension Fund. The Huntsman Global Pension

Scheme is a non-registered defined benefit pension plan designed to restore benefits that cannot be provided in a registered plan due to pension or tax regulations or due to international assignments. During 2012, a top-up payment agreement was put in place to make up for benefits lost due to salary restrictions in the U.K. and provides benefits under the Huntsman Global Pension Scheme based on Mr. Turner's uncapped final salary. As of December 31, 2016, Mr. Turner had approximately 27 years of service in the U.K., and is fully vested in benefits from these plans.

Potential Payments Upon Termination or Change of Control

              As of December 31, 2016, Mr. Turner could have received compensation in connection with an involuntary termination of employment or a change of control pursuant to the terms of the following arrangements:

  •
  the Huntsman Executive Severance Plan;

  •
  the Huntsman Stock Incentive Plan; and

  •
  other existing plans and arrangements in which Huntsman's executive officers participate.

              Executive Severance Plan.    Through its Executive Severance Plan, Huntsman provides its executive officers, including its NEOs, with severance benefits in connection with a termination of an executive's employment by Huntsman without "Reasonable Cause" or by the executive for "Good Reason." Pursuant to the Huntsman Executive Severance Plan, Huntsman provides its executives with a lump sum severance payment equal to two times base salary in order to attract and retain the executive talent necessary for its business. We expect to evaluate the level of severance each year. As defined in the Huntsman Executive Severance Plan:

              "Reasonable Cause" means: (1) the grossly negligent, fraudulent, dishonest or willful violation of any law or the material violation of any of Huntsman's significant policies that materially and adversely affects it, or (2) the failure of the participant to substantially perform his duties.

              "Good Reason" means a voluntary termination of employment by the participant as a result of (1) a materially detrimental reduction or change to the job responsibilities or in the current base compensation of the Participant, or (2) within a period of 12 months following a Change of Control, changing the participant's principal place of work by more than 50 miles, in each case, which is not remedied by the Company within 30 days after receipt of notice.

              A "Change of Control" is defined pursuant to the Huntsman Stock Incentive Plan and means the occurrence of any of the following:

  •
  An acquisition by any person of 20% or more of the combined voting power of Huntsman's outstanding voting securities.

  •
  The consummation of a reorganization, merger, consolidation or other transaction in which Huntsman's stockholders do not own, immediately thereafter, more than 20% or more of the combined voting power of the resulting entity in substantially the same proportion as their stock ownership prior to the transaction.

  •
  The sale or disposition of all or substantially all of Huntsman's assets.

  •
  A majority change in the incumbent directors of the Huntsman Board.

  •
  An approval by the Huntsman Board or its stockholders of a complete or substantially complete liquidation or dissolution.

              A participant is not entitled to benefits under the Huntsman Executive Severance Plan if the participant is reemployed with an employer in Huntsman's controlled group, if the participant refuses to sign a waiver and release of claims in Huntsman's favor if requested, or if the participant is entitled to severance benefits under a separate agreement or plan maintained by Huntsman.

              As a citizen of the U.K., Mr. Turner is an entitled participant in his respective business severance plan. At the time of a termination, payout potential from the Huntsman Executive Severance Plan and Mr. Turner's U.K. business plan would be considered, then the plan generating the more generous payout would be used. Mr. Turner is entitled to 200% of his annual base pay and 12 months' notice upon termination. Accordingly, his potential severance payment would be 36 times base monthly salary upon termination. The respective U.K. business severance plans provide greater severance amounts than the Huntsman Executive Severance Plan for Mr. Turner in the event of a termination without "Reasonable Cause" or upon a termination by the executive for "Good Reason."

              Huntsman Stock Incentive Plan Awards.    Long-term equity incentive awards granted under the Huntsman Stock Incentive Plan provide for accelerated vesting upon a change of control or certain other events, including certain terminations of employment or service, at the discretion of Huntsman's Compensation Committee. The performance share unit award agreements provide that, upon a termination of employment due to death or disability or upon the occurrence of a change of control (within the meaning of Section 409A of the Code), the Huntsman Compensation Committee may, in its discretion, waive any remaining restrictions on the performance share units, in whole or in part, and deem the applicable performance period to end immediately prior to the date of death, disability or the occurrence of the change of control, in which case the satisfaction of the applicable relative TSR performance metrics will be based upon actual performance as of the end of the revised performance period. Any such provision made by Huntsman's Compensation Committee could benefit all participants in the Huntsman Stock Incentive Plan, including the NEOs. If there is a Change of Control, Huntsman's Compensation Committee may, in its discretion, provide for:

  •
  assumption by the successor company of an award, or the substitution thereof for similar options, rights or awards covering the stock of the successor company;

  •
  acceleration of the vesting of all or any portion of an award;

  •
  changing the period of time during which vested awards may be exercised (for example, but not by way of limitation, by requiring that unexercised, vested awards terminate upon consummation of the change of control);

  •
  payment of substantially equivalent value in exchange for the cancellation of an award; and/or

  •
  issuance of substitute awards of substantially equivalent value.

              Quantification of Potential Payments and Benefits.    The table below reflects the compensation that could have been payable to or on behalf of Mr. Turner upon an involuntary termination or a change of control. The amounts shown assume that such termination or change of control was effective as of December 31, 2016. All equity acceleration values have been calculated using the closing price of

Huntsman's stock on December 30, 2016 of $19.08. The actual amounts Huntsman could have been required to disburse could only be determined at the time of the applicable circumstance.

Payment Type	Simon Turner
INVOLUNTARY TERMINATION—WITHOUT CAUSE OR FOR GOOD REASON
Cash Severance(1)	$1,552,257
Health & Welfare(2)	$1,391
Outplacement Services(3)	$5,750
TOTAL TERMINATION BENEFITS
CHANGE OF CONTROL
Accelerated Equity Awards(4)	$1,946,808
CHANGE OF CONTROL/ INVOLUNTARY TERMINATION WITHOUT CAUSE OR FOR GOOD REASON
Cash Severance	$—

(1)
This amount is based on a total of 36 months (24 months plus 12 months of notice) of Mr. Turner's year-end pay and has been converted using an exchange rate as of February 29, 2016 of 1 GBP to 1.3935 USD (which is an internal date used to estimate pro forma elements of compensation).

(2)
In the case of an involuntary termination without Reasonable Cause or for Good Reason, entitlement is based on continued coverage for twelve months and is linked to the notice period.

(3)
Huntsman contracts with a third-party provider for 12 months of outplacement services. To the extent these services might be utilized, Huntsman expects the cost to it would be as set forth herein.

(4)
Any acceleration of vesting of long-term equity incentive awards held by Mr. Turner requires the approval of the Compensation Committee of the Huntsman Board of Directors, which Huntsman assumes for purposes of this table would have occurred on December 31, 2016. An acceleration of Mr. Turner's 43,325 unvested shares of restricted stock would have an estimated value of $826,641 and 25,915 target unvested performance share units would have an estimated value of $494,458. In addition, an acceleration of Mr. Turner's 91,834 unvested options would have an estimated value of $625,709 on December 31, 2016.

Venator Materials PLC

Compensation and Incentive and Benefit Plans and Arrangements

Venator Materials 2017 Stock Incentive Plan

              We adopted an omnibus equity compensation plan in connection with our IPO and a summary of the terms is set forth below. The purpose of the LTIP is to provide incentives to our employees and consultants (and those of our subsidiaries) and to members of our Board who are not employees or consultants to devote their abilities and energies to our success through affording such individuals a means to acquire and maintain stock ownership or awards, the value of which is tied to the performance of our ordinary shares. The LTIP permits the grant of stock options, stock appreciation rights ("SARs"), restricted stock, phantom stock, performance awards, bonus stock, dividend equivalents, substitute awards, and other stock-based awards (collectively referred to as "Awards").

    Administration

              The LTIP is administered by a committee of our Board pursuant to its terms and all applicable state, federal or other rules or laws. However, our Board may also take any action designated to the committee, unless it is determined that administration of the LTIP by "outside directors" is necessary with respect to Awards intended to qualify as "performance-based compensation" under Section 162(m) of the Code ("Section 162(m)"). The LTIP administrator (the "Committee") has the sole discretion to determine the eligible employees, directors and consultants to whom Awards are granted under the LTIP and the manner in which such Awards will vest. Awards may be granted by the Committee to employees, directors and consultants in such amounts (measured in cash, ordinary shares or as otherwise designated) and at such times during the term of the LTIP as the Committee shall determine. Subject to applicable law and the terms of the LTIP, the Committee is authorized to interpret the LTIP, to establish, amend and rescind any rules and regulations relating to the LTIP, to delegate duties under the LTIP, to terminate, modify or amend the LTIP (except for certain amendments that require shareholder approval as described below), and to make any other determinations that it deems necessary or desirable for the administration of the LTIP. The Committee may correct any defect, supply any omission or reconcile any inconsistency in the LTIP in the manner and to the extent the Committee deems necessary or desirable.

              Notwithstanding anything within the LTIP to the contrary, to comply with applicable laws in countries other than the United States in which we or our affiliates operates or has employees, directors or other service providers, or to ensure that we comply with any applicable requirements of foreign securities exchanges, the Committee, in its sole discretion, shall have the power and authority to determine who is eligible to participate in the LTIP, modify the terms and conditions of awards, establish sub-plans with applicable foreign jurisdiction provisions, or take other actions deemed advisable to comply with foreign laws or securities exchange rules. As an example, all participants will be required to pay the par value of each ordinary share in connection with the issuance of such shares pursuant to an LTIP award. The remaining description of the LTIP set forth below addresses the terms and conditions of the LTIP with respect to U.S.-based Award recipients, therefore an Award granted to an employee that is subject to foreign laws or regulations may differ from the descriptions set forth below or contained within the LTIP document.

    Eligibility

              Consistent with certain provisions of Section 162(m) and the accompanying regulations, the employees eligible to receive compensation must be set forth in the plan and approved by our shareholders. The employees eligible to receive Awards under the LTIP are our employees and those of our subsidiaries. Members of our Board who are not employees or consultants of us or our subsidiaries are eligible to receive Awards and individuals who provide consulting, advisory or other similar services to us or our subsidiaries are also eligible to receive Awards. Eligible employees, directors or consultants who are designated by the Committee to receive an Award under the LTIP are referred to as "Participants."

    Individual Limits on Awards

              Consistent with certain provisions of Section 162(m) and accompanying regulations, restrictions on the maximum number of shares that may be granted to a Participant in a specified period and restrictions on the maximum amount of cash compensation payable pursuant to an Award under the LTIP to a Participant must be provided for in the plan and approved by our shareholders. Accordingly, no Participant may receive share-denominated Awards during a calendar year with respect to more than 3,000,000 of our ordinary shares. For dollar-denominated Awards, the maximum aggregate dollar amount that may be granted to any Participant in any calendar year is limited to $15,000,000.

    Number of Shares Subject to the LTIP

              The number of ordinary shares reserved for issuance under the LTIP is 12,750,000 shares, subject to certain adjustments as provided in the LTIP. In addition, if an Award is surrendered, exchanged, forfeited, settled in cash or otherwise lapses, expires, terminates, or is cancelled without the actual delivery of the shares, including (a) shares forfeited with respect to restricted stock, and (b) the number of shares withheld or surrendered in payment of any exercise or purchase price of an Award or taxes related to an Award, then the shares subject to those Awards will again be available for issuance under the LTIP, unless an applicable law or regulation prevents such re-issuance.

    Source of Shares

              Ordinary shares issued under the LTIP may come from authorized but unissued ordinary shares, from treasury stock held by the company or from previously issued shares of ordinary shares reacquired by us, including shares purchased on the open market.

    Stock Options

              Stock options to purchase one or more of our ordinary shares may be granted under the LTIP. The Committee may determine to grant stock options that are either incentive stock options governed by Section 422 of the Code, or stock options that are not intended to meet these requirements (called "nonstatutory options"). The Committee will determine the specific terms and conditions of any stock option at the time of grant. The exercise price of any stock option will not be less than 100% of the fair market value of our ordinary shares on the date of the grant (other than in limited situations pertaining to substitute Awards, as noted below), and in the case of an incentive stock option granted to an eligible employee that owns more than 10% of our ordinary shares, the exercise price will not be less than 110% percent of the fair market value of our ordinary shares on the date of grant. Stock options may be exercised by paying the exercise price in cash, through the delivery of irrevocable instructions to a broker to sell shares obtained upon the exercise of the stock option and to deliver to us an amount out of the proceeds of the sale equal to the aggregate exercise price for the shares being purchased, withholding (netting) shares from the exercised Award or such other methods as the Committee has determined to be appropriate. The term for a stock option may not exceed 10 years.

    Stock Appreciation Rights

              The Committee may grant SARs independent of or in connection with a stock option. The exercise price per share of an SAR will be an amount determined by the Committee. However, SARs must generally have an exercise price not less than the fair market value of the ordinary shares on the date the SAR is granted. Generally, each SAR entitles a Participant upon exercise to an amount equal to (i) the excess of (a) the fair market value of one ordinary share on the exercise date over (b) the exercise price, times (ii) the number of shares of ordinary shares covered by the SAR. Payment shall be made in ordinary shares or in cash, or partly in ordinary shares and partly in cash, as determined by the Committee. The term of an SAR may not exceed 10 years.

    Restricted Stock

              Restricted stock may be granted under the LTIP, which means our ordinary shares are granted to an individual subject to transfer limitations, a risk of forfeiture and other restrictions imposed by the Committee in its discretion. During the restricted period, the Participant may not sell, assign or otherwise dispose of the restricted stock, and any stock certificate will contain an appropriate legend noting the restrictions upon such ordinary shares until such time as all restrictions have been removed. Subject to acceleration of vesting upon a Permitted Waiver Event (as defined in the LTIP), a Participant will forfeit all restricted stock (and any dividends or distributions accumulated thereon that are subject to restrictions) upon his or her termination of service prior to the satisfaction of the vesting restrictions placed upon the Award. Restrictions may lapse at such times and under such circumstances as determined by the Committee. During the restricted period, the holder will have rights as a shareholder, including the right to vote the ordinary shares subject to the Award. Unless otherwise specified in the applicable Award agreement, any dividends or distributions on the restricted stock during the restricted period shall be held by us and be subject to the same "vesting" terms as applicable to the restricted stock.

    Phantom Shares

              The LTIP allows the Committee to grant phantom shares, which are notional shares that entitle the Participant to receive at the end of a specified deferral period (which may or may not be coterminous to the vesting period applicable to the Award) either our ordinary shares or cash equal to the then fair market value of our ordinary shares, or any combination of shares and cash, as determined by the Committee. The Committee may also grant "restricted stock unit" awards pursuant to the phantom share sections of the LTIP. The terms and conditions attached to any phantom share award will be determined by the Committee, including the vesting period and whether vesting is based upon the attainment of any performance objectives or subject to acceleration upon a Permitted Waiver Event. While the Participant shall not have the rights of stock ownership during the applicable restricted period, the Committee may establish a bookkeeping account ("DER Account") for the Participant that is credited with dividend equivalents with respect to dividends paid on our ordinary shares during the vesting period. The DER Account may or may not be credited with interest, as provided by the Committee, and will vest or be forfeited at the same time as the related phantom shares vest or are forfeited, unless otherwise provided in the applicable Award agreement.

    Bonus Stock

              Bonus stock awards may be granted to eligible individuals. Each bonus stock award will constitute a transfer of unrestricted shares of ordinary shares on terms and conditions determined by the Committee.

    Dividend Equivalents

              Dividend equivalents may be granted to eligible individuals, entitling the Participant to receive cash, ordinary shares, other Awards or other property equal in value to dividends paid with respect to a specified number of shares of ordinary shares, or other periodic payments at the discretion of the Committee. Dividend equivalents may be awarded on a freestanding basis or in connection with another Award. The Committee may provide that dividend equivalents will be payable or distributed when accrued, deferred until a later payment date or deemed reinvested in additional ordinary shares, Awards, or other investment vehicles. The Committee will specify any restrictions on transferability and risks of forfeiture imposed upon dividend equivalents.

    Substitute Awards

              Individuals who become eligible to participate in the LTIP following a merger, consolidation or other acquisition by our company may be entitled to receive substitute Awards in exchange for similar awards that the individual may have held prior to the applicable merger, consolidation or other acquisition. If the substitute Award is in the form of a stock option or SAR, these Awards may be granted with an exercise price that is less than the fair market value per share on the replacement date, to the extent necessary to preserve the value of the original award for that individual.

    Other Stock-Based Awards

              Other stock-based awards may be granted that consist of a right denominated in or payable in, valued in whole or in part by reference to, or otherwise based on or related to our ordinary shares. In the discretion of the Committee, other stock-based awards may be subject to such vesting and other terms as the Committee may establish, including performance goals. Cash awards may be granted as an element of or a supplement to any other stock-based awards permitted under the LTIP.

    Performance Awards

              The LTIP provides for the grant of performance awards, which are (i) rights to receive a grant or to exercise or receive vesting or settlement of any Award subject to performance goals specified by the Committee, and (ii) dollar-denominated Awards granted by the Committee where the attainment of one or more performance goals during a specified performance period will be measured for purposes of determining a Participant's right to, and the amount of payment of, the Award. Performance awards made to Covered Employees may be designed to qualify as "performance-based compensation" under Section 162(m). See "—Performance-Based Compensation" below. The Committee will determine both the performance goals and the performance period that will be associated with a performance award, as well as the method to be used in calculating the amount, if any, of the performance award at the end of the performance period. In connection with performance awards, the Committee may establish a performance award pool, which will be an unfunded pool, for the purpose of measuring performance, with the amount of such pool based on the achievement of performance goals specified by the Committee, including performance goals based on the business criteria described below. The Committee shall also determine whether performance awards will be paid in cash, our ordinary shares, or a combination of both cash and shares. The Committee may exercise its discretion to reduce or increase the amounts payable under any performance award, except for any performance award intended to qualify as "performance-based compensation" under Section 162(m), in which case discretion may be used to decrease but not increase the amount of the Award.

    Performance-Based Compensation

              If the Committee determines that an eligible person is or is likely to be a Covered Employee under Section 162(m) or the regulations thereunder and the contemplated Award is intended to qualify as "performance-based compensation" under such section, then the grant, exercise, vesting and/or settlement of such Award will be contingent upon the achievement of one or more pre-established performance goals based on one or more of the business criteria set forth below. Consistent with certain provisions of Section 162(m) and accompanying regulations, the business criteria on which performance goals may be based must be provided for in the plan and approved by our shareholders. However, even if shareholders approve the business criteria set forth below and the other material plan terms of the LTIP for purposes of the "performance-based compensation" exception, the Committee may determine to pay compensation that is not "performance-based compensation" under Section 162(m) and that is not deductible by reason thereof. With respect to Awards intended to constitute "performance-based compensation," performance goals will be designed to be objective, "substantially uncertain" of achievement at the date of grant and that will otherwise meet the requirements of Section 162(m) and the regulations thereunder. Performance goals may vary among Award recipients or among Awards to the same recipient. Performance goals will be established not later than 90 days after the beginning of any performance period applicable to such Awards, or at such other date as may be required or permitted for "performance-based compensation" under Section 162(m).

              One or more of the following business criteria for the company, on a consolidated basis, and/or for specified subsidiaries, divisions, businesses or geographical units of the company (except with respect to stock price and earnings per share criteria), will be used by the Committee in establishing performance goals: (A) earnings per share; (B) revenues; (C) cash flow; (D) cash flow returns; (E) free cash flow; (F) operating cash flow; (G) net cash flow; (H) working capital; (I) return on net assets; (J) return on assets; (K) return on investment; (L) return on capital; (M) return on equity; (N) economic value added; (O) gross margin; (P) contribution margin; (Q) operating margin; (R) net income; (S) pretax earnings; (T) pretax earnings before interest, depreciation and amortization ("EBITDA"); (U) pretax earnings after interest expense and before incentives, service fees, and extraordinary or special items; (V) operating income; (W) total shareholder return; (X) share price; (Y) book value; (Z) enterprise value; (AA) debt reduction; (BB) costs or expenses; (CC) objective safety measures (including recordable incident rates and lost time incident rates); (DD) objective environmental measures (including gas releases); (EE) sales; (FF) market share; (GG) objective productivity measures; (HH) revenue or earnings per employee; (II) objective measures related to implementation or completion of significant projects or processes; (JJ) significant and objective strategic business criteria, consisting of one or more objectives based on meeting specified market penetration, geographic business expansion, customer satisfaction, employee satisfaction, human resources management, supervision of litigation, information technology, and goals relating to acquisitions, divestitures, joint ventures and similar transactions, and budget comparisons; and (KK) significant and objective individual criteria, including any of the foregoing performance goals, the implementation of policies and plans, the negotiation of transactions, the development of long-term business goals, formation of joint ventures, research or development collaborations, and the completion of other corporation transactions. To the extent consistent with Section 162(m) with respect to Awards intended to constitute "performance-based compensation," the Committee (i) shall appropriately adjust any evaluation of performance under a performance goal to eliminate the effects of charges for restructurings, discontinued operations, extraordinary items and all items of gain, loss or expense determined to be extraordinary or unusual in nature or related to the disposal of a segment of a business or related to a change in accounting principle, all as determined in accordance with applicable accounting provisions, as well as the cumulative effect of accounting changes, in each case as determined in accordance with GAAP or identified in the Company's financial statements or notes to the financial statements; and (ii) may appropriately adjust any evaluation of performance under a performance goal to exclude any of the following that occurs during the applicable performance period: (a) asset write-downs, (b) litigation, claims, judgments or settlements, (c) the effect of changes in tax law or other such laws or provisions affecting reported results, (d) accruals for reorganization and restructuring programs, or (e) accruals of any amounts for payment under the LTIP or any other compensation arrangement maintained by the Company. The performance measures may be absolute or measured relative to one or more peer companies or public indexes

    Minimum Vesting Requirements

              Awards that are options, SARs or other Awards for which a Participant pays (or the value or amount payable under the Award is reduced by) an amount equal to or exceeding the fair market value of the stock determined as of the grant date are subject to a one-year minimum vesting or forfeiture restriction period. This one-year minimum vesting or forfeiture restriction period does not apply to the grant of any such Awards with respect to an aggregate number of shares that does not exceed 5% of the total shares reserved for issuance under the LTIP.

    Recapitalization Adjustments

              In the event of any "equity restructuring" event (such as a stock dividend, stock split, reverse stock split or similar event) with respect to our ordinary shares, the number of shares of ordinary shares with respect which Awards may be granted, the number of shares subject to outstanding Awards, the exercise price with respect to outstanding Awards and the individual grant limits with respect to share-denominated Awards shall be equitably adjusted to reflect such event.

    Change of Control

              Unless the applicable Award agreement (including any severance agreement or similar arrangement) provides otherwise or an Award is replaced or continued by the successor in connection with a "change of control" (as defined below), upon a change of control (i) Awards solely dependent on the satisfaction of a service obligation shall become fully vested and (ii) Awards dependent in any part on the satisfaction of performance objectives shall vest with performance determined based on actual performance achieved as of the date of the change of control or on a pro-rated basis based on target performance. A "change of control" means the occurrence of any of the following:

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  An acquisition by any person of 20% or more of the combined voting power of our outstanding voting securities;

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  The consummation of a reorganization, merger, consolidation or other transaction in which our shareholders do not own, immediately thereafter, more than 20% or more of the combined voting power of the resulting entity in substantially the same proportion as their share ownership prior to the transaction;

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  The sale or disposition of all or substantially all of our assets;

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  A majority change in the incumbent directors of the Board;

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  An approval by the Board or our shareholders of a complete or substantially complete liquidation or dissolution; or

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  Any of the following: (1) a court-sanctioned compromise or arrangement between us and our shareholders under section 899 of the U.K. Companies Act 2006 that results in a change of control; (2) any person obtaining control of us as a result of making a general offer to either acquire all of the issued ordinary shares that will give that person or persons control of us, or any person acquiring all of the shares in us which are of the same class as ordinary shares; (3) any person becoming bound or entitled under Sections 979 to 982 or Sections 983 to 985 of the U.K. Companies Act 2006 to acquire all of the shares that are of the same class with ordinary shares.

    Unusual Transactions or Events; Change of Control

              In the event of any distribution, recapitalization, reorganization, merger, spin-off, combination, repurchase, exchange of securities, or other corporate transaction or event or any other unusual or nonrecurring transactions or events (including without limitation a "change of control" as defined in the LTIP), or of changes in applicable laws, regulations or accounting principles, the Committee may provide, in general, for (i) the termination of an Award, with or without exchange for a cash payment or other rights or property of substantially equivalent value, (ii) the acceleration of vesting, exercisability or payment with respect to all or any portion of an Award, (iii) the issuance of substitute Awards by the successor or survivor entity, or (v) other adjustments in the terms of an Award.

    Discontinuance or Amendment of the LTIP; No Repricing

              Our Board or the Committee may amend or discontinue the LTIP in any respect at any time, but no amendment may materially diminish any of the rights of a Participant under any Awards previously granted without his or her consent, except as may be necessary to comply with applicable laws. In addition, no amendment may, without the approval of the shareholders, (i) increase the number of shares available for Awards, (ii) enlarge the class of individuals eligible to receive Awards, (iii) materially increase the benefits available under the LTIP or (iv) reduce the exercise price of an outstanding stock option or SAR or cancel or exchange outstanding stock options or SARs for cash or other Awards or for stock options or SARs with lower exercise prices than the original stock option or SAR, and shareholder approval will also be required with respect to other amendments to the extent required by applicable law or listing requirements. The Committee may, except as otherwise provided in the LTIP, waive any conditions or rights under, or amend, alter, suspend or terminate any Award previously granted and any Award agreement related thereto, provided, that without the consent of the affected Participant, no Committee action may materially and adversely affect the rights of the Participant, except as may be necessary to comply with applicable laws.

Venator Materials Executive Severance Plan

              We adopted the Venator Materials Executive Severance Plan (the "Executive Severance Plan") in connection with our IPO to provide severance and change of control benefits to executive officers in connection with a termination of the executive's employment by us without "Reasonable Cause," or by the executive for good reason, which mirrored closely the terms of the Huntsman Executive Severance Plan. Now that the we are operating independently, we have updated the Executive Severance Plan (the "Amended and Restated Executive Severance Plan") to provide market severance benefits to our executive officers and to be more inclusive for our participants outside of the United States.

              Under the Amended and Restated Executive Severance Plan, our executive officers, including our NEOs, are provided with cash payments equal to two (2) times the executive's base compensation plus an amount equal to the executive's "Pro Rata Bonus for Termination Year." The portion of the payment related to base compensation will be paid within 60 days of an executive's termination, and the portion of the payment related to the pro rata bonus will be paid in ordinary course under the applicable plan as payments are made to the remaining participating employee population, unless otherwise required by applicable law. In the event that a participant is eligible to receive severance benefits pursuant to a separate plan or arrangement, whether by contract with us or through a regulatory entitlement, the participant will not be eligible for severance benefits pursuant to the Amended and Restated Executive Severance Plan unless the participant waives all rights to the benefits under that separate severance plan, arrangement or entitlement. Conversely, the participant can elect not to participate in the Amended and Restated Executive Severance Plan and continue to be eligible for benefits under such a separate severance plan, arrangement or entitlement. In connection with the amendment and restatement of the plan, Mr. Turner waived his rights to the twelve month notice of termination benefits that are described above, in favor of eligibility under the Amended and Restated Executive Severance Plan.

              Pursuant to the Amended Executive Severance Plan:

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  "Reasonable Cause" means: (1) the grossly negligent, fraudulent, dishonest or willful violation of any law, the material violation of any of our significant policies that materially and adversely affects us or other circumstances where we would be entitled, under the executive's contract, if any, to terminate executive's employment, or (2) the failure of the participant to substantially perform his duties.

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  "Pro Rata Bonus for Termination Year" means a pro rata portion (by calendar days) of the annualized bonus under the applicable bonus program in effect at the time of the executive's termination where the annualized bonus is calculated in accordance with our actual performance for the full calendar year during which the executive's termination occurs.

              The Amended Executive Severance Plan also provides for outplacement services for a period of twelve (12) months following the executive's termination or until the executive obtains substantially comparable employment.

              The Amended and Restated Executive Severance Plan provides the continuation of medical benefits for United States participants for up to two years following termination (which will be in the form of a lump sum cash payment equal to the Consolidated Omnibus Budget Reconciliation Act, or COBRA, premium at the time of departure multiplied by the severance period multiplied by 150%).

Named Executive Officer Compensation

              Beginning July 1, 2017, the base salary of our NEOs was as follows, pro-rated for the 2017 calendar year and expressed in U.S. dollars: Mr. Turner, $850,000; Mr. Ogden, $500,000; Mr. Stolle, $430,000; Mr. Maiter, $402,907 (£310,000 converted to U.S. dollars assuming a rate of 1:1.3); and Mr. Buberl, $375,134. We have also determined that the target bonus opportunities for the NEOs with respect to the 2017 year shall be 100% of base salary for Mr. Turner, 70% of base salary for

Messrs. Ogden, Stolle and Maiter, and 40% for Mr. Buberl. Our NEOs will participate in the Executive Severance Plan described above, and certain employees received relocation agreements (as described below). In connection with our IPO and as a reflection of the increased level of responsibilities assumed by our NEOs in connection with their new and expanded roles in a stand-alone, publicly-traded company, we granted cash transaction bonuses to Mr. Turner ($500,000) and Messrs. Ogden and Stolle ($400,000); and supplemental equity awards (based on grant-date value with 50% in the form of restricted stock units and 50% in the form of stock options) to Mr. Turner ($800,000), Mr. Ogden ($250,000), Mr. Stolle ($200,000) and Mr. Maiter ($175,000).

              In connection with our IPO, we entered into agreements (the "Relocation Agreements") with Messrs. Ogden and Stolle to address their relocation from the Woodlands, Texas to Wynyard, U.K. This relocation assignment for each of the executives began on August 1, 2017 and is expected to last for approximately three years. Under the Relocation Agreements, each executive's initial base salary will be adjusted to account for cost of living and taxation differences between the U.S. and the U.K. and will be subject to the normal salary review process. Each of Messrs. Ogden and Stolle will also be eligible to receive the following benefits during the relocation assignment: an international location allowance of 5% of gross annual salary; tax return preparation assistance; assistance in transferring personal affects to and from the U.K.; a relocation allowance of 10% of gross annual salary at the beginning of the relocation assignment and a similar 10% relocation allowance upon return to the U.S. (which will be forfeited if the executive resigns before completing the relocation assignment); paid travel for the executives (and for their family members who are relocating to the U.K.) to the U.S. up to three times per year for Mr. Stolle and one time for Mr. Ogden; and paid travel for three round trip tickets to the U.K. for any of the executives' children residing in the U.S. who are under the age of 26 and attending college full-time. While in the U.K., each executive will be provided with housing and the use of two company cars, and we will reimburse educational expenses for Mr. Ogden's school-aged accompanying children. Each Relocation Agreement may be terminated by either party by providing no less than three months prior written notice. Additionally, we may terminate either executive's relocation assignment immediately for any of the following reasons: (i) we determine that the executive is unable to perform the essential functions of his jobs, (ii) the executive violates our Business Conduct Guidelines and serious disciplinary action results, or (iii) by any reason of personal illness, the executive is unable to carry out his duties for an time in excess of six months during any period of twelve months.

Stock Ownership Guidelines

              On November 15, 2017, the Board adopted Director and Executive Stock Ownership Guidelines (the "Guidelines") to more closely align our directors' and executives' interests with our shareholders' interests and to encourage directors and executives to make decisions that will be in our long-term best interests—through all industry cycles and market conditions. The Guidelines require directors and executive officers to achieve and maintain ownership of our stock equal to six times base salary for the Chief Executive officer, three times base salary for all other executive officers and three times the annual cash retainer for directors. The stock ownership requirement is based on the participant's base salary or annual retainer (as applicable) and the closing stock price on July 15 of each calendar year.

              During any year in which a participant's ownership target is not met, he or she is required to retain at least 50% of net shares delivered through our stock incentive plans ("net shares" means the shares remaining after deducting shares for the payment of taxes and, in the case of stock options, after deducting shares for payment of the exercise price of stock options). Shares acquired by a participant prior to becoming subject to the Guidelines are not subject to the retention restriction. There are exceptions to the retention requirement for estate planning, gifts to charity, education and a participant's primary residence. In addition, hardship exemptions may be made in rare instances. A copy of the Guidelines is available on our website www.venatorcorp.com.

DIRECTOR COMPENSATION

Non-Employee Director Compensation Program

              We have adopted a revised compensation program for our non-employee directors (the "Non-Employee Director Compensation Program"). Our non-employee directors are entitled to receive compensation for services they provide to us consisting of retainers and equity compensation as described below.

              Annual Retainers.    Each non-employee director is eligible to receive the following for their service on our board of directors pursuant to the Non-Employee Director Compensation Program:

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  An annual retainer of $60,000;

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  An additional annual retainer of $40,000 for the chairman of the board of directors;

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  An additional annual retainer of $25,000 for the vice chairman/lead independent director;

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  Additional annual retainers of $20,000 for the non-employee director serving as chair of the audit committee, $15,000 for the non-employee directors serving as chair of the compensation committee and the nominating and corporate governance committees, and $10,000 for the non-employee director serving as chair of any other committee;

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  Additional annual retainers of $15,000 for the non-employee director members of the audit committee, $10,000 for the non-employee director members of the compensation committee and the nominating and governance committee, and $5,000 for the non-employee director members of any other committee (the chair of each committee will be eligible to receive the additional retainer applicable to committee members in addition to the additional retainer applicable to the committee chair);

              Equity-Based Compensation.    In addition to cash compensation, our non-employee directors will be eligible to receive annual equity-based compensation with an aggregate grant date value equal to $120,000. We expect that the equity awards will generally be fully vested on the date of grant. The equity awards granted to our non-employee directors will be subject to the terms and conditions of the LTIP and individual award agreements pursuant to which such awards are granted.

              Share Ownership Guidelines.    Our non-employee directors will be subject to certain share ownership guidelines and share holding requirements under the Non-Employee Director Compensation Program, which must be achieved within five years following the date on which the non-employee director's service on our board of directors begins. Our non-employee directors will be required, within five years following the date on which such director's services on the board began, to hold a number of our ordinary shares with a value equal to five times their applicable annual cash retainer.

              Voluntary Deferred Compensation Plan.    Following our IPO, we adopted a voluntary deferred compensation plan in which our non-employee directors are eligible to participate.

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our Relationship with Huntsman

              Prior to the separation and our IPO, all of our outstanding ordinary shares were indirectly owned by Huntsman. Currently, Huntsman, through the selling shareholder, owns approximately 75.4% of our outstanding ordinary shares. Following this offering, Huntsman, through the selling shareholder, will own 62,166,712 ordinary shares, or 58.5%, or 59,466,712 ordinary shares, or 56.0%, if the underwriters exercise their option to purchase additional ordinary shares in full. All of the ordinary shares being sold in this offering are being offered by the selling shareholder, a wholly-owned subsidiary of Huntsman. We are not selling any ordinary shares under this prospectus and we will not receive any of the proceeds from this offering. Huntsman is not under any obligation to retain its controlling interest in us and, except for its agreement not to sell or otherwise dispose of any ordinary shares for a period of 180 days after the date of our IPO prospectus (which is subject to certain exceptions and waivers) and 90 days after the date of this prospectus (which is subject to certain exceptions and waivers as described under "Underwriting"), may sell any or all of its shares.

              Huntsman has advised us that it intends to continue to monetize its retained ownership stake in Venator following this offering. Subject to prevailing market and other conditions (including the terms of Huntsman's lock-up agreements), this future monetization may be effected in additional follow-on capital markets or block transactions that permit an orderly distribution of Huntsman's retained shares.

              Prior to and in preparation for the completion of our IPO, Huntsman and its subsidiaries completed an internal reorganization in order to transfer to us the entities, assets, liabilities and obligations that we now hold following the separation of our business from Huntsman's other businesses. Among other things and subject to limited exceptions, the internal reorganization resulted in us owning, directly or indirectly, the operations comprising, and the entities that conduct, the Titanium Dioxide and Performance Additives business.

              In addition, we and Huntsman entered into a separation agreement to effect the separation of our business from Huntsman following our IPO. The separation agreement includes provisions to address the impact, if any, of Huntsman's pending lawsuit against Rockwood, and the insurance proceeds and reconstruction costs relating to the January 2017 Pori facility fire, which is described in further detail in "Risk Factors—Risks Related to Our Business." For a description of the separation agreement, see "—Arrangements Between Huntsman and Our Company" and the historical financial statements and the notes thereto included elsewhere in this prospectus.

              We also entered into ancillary agreements with Huntsman that govern certain interactions, including with respect to employee matters, tax matters, transition services and registration rights. In addition, in anticipation of our IPO, two of our subsidiaries issued Senior Notes and we entered into the Senior Credit Facilities. We refer to the internal reorganization prior to our IPO, the separation transactions initiated to separate the Venator business from Huntsman's other businesses, including the entry into and effectiveness of the separation agreement and ancillary agreements, and the Senior Credit Facilities and Senior Notes, including the use of the net proceeds of the Senior Credit Facilities and the Senior Notes, which were used to repay intercompany debt we owed to Huntsman and to pay related fees and expenses, as the "separation." For a description of the separation agreement and ancillary agreements, see "Certain Relationships and Related Party Transactions—Arrangements Between Huntsman and Our Company" and the historical financial statements and the notes thereto included elsewhere in this prospectus. The terms of these agreements may be more or less favorable to us than if they had been negotiated with unaffiliated third parties. See "Risk Factors—Risks Related to Our Relationship with Huntsman." For a description of the Senior Notes and Senior Credit Facilities, see "—Arrangements Between Huntsman and Our Company—Financing Arrangements."

Arrangements Between Huntsman and Our Company

              This section provides a summary description of agreements entered into between Huntsman and us in connection with our IPO (including our separation from Huntsman) and our relationship with Huntsman thereafter. This description of the agreements between Huntsman and us is a summary and, with respect to each such agreement, is qualified by reference to the terms of the agreement, each of which has been filed with the SEC. We urge you to read the full text of these agreements. We entered into these agreements with Huntsman immediately prior to the completion of our IPO and the separation; accordingly, we entered into these agreements with Huntsman in the context of our relationship as a wholly-owned subsidiary of Huntsman. Huntsman determined the terms of these agreements, which may be more or less favorable to us than if they had been negotiated with unaffiliated third parties. Please read "Where You Can Find More Information" and "Risk Factors—Risks Related to Our Relationship with Huntsman."

Separation Agreement

              The separation agreement governs the terms of the separation of the Titanium Dioxide and Performance Additives business from Huntsman's other business. Generally, the separation agreement includes the agreements of Huntsman and us on the steps taken to complete the separation, including the assets and rights transferred, liabilities assumed or retained, contracts assigned and related matters. The separation agreement provides for Huntsman and us to transfer specified assets and liabilities between the two companies to separate the Titanium Dioxide and Performance Additives business from Huntsman's remaining businesses. As a result of this transfer, we now own all assets primarily related to the Titanium Dioxide and Performance Additives business, including the assets reflected on our balance sheet as of September 30, 2017, other than assets disposed of after such date. We are also responsible for all liabilities, including environmental liabilities, to the extent relating to the operation or ownership of the Titanium Dioxide and Performance Additives business (including liabilities related to discontinued businesses that were part of the Titanium Dioxide and Performance Additives business prior to being discontinued) or any of the assets allocated to us in the separation, as well as all liabilities arising out of, relating to or resulting from the Senior Notes offering and the Senior Credit Facilities, or reflected as liabilities on our balance sheet as of September 30, 2017, subject to the discharge of any such liabilities after September 30, 2017. Huntsman retained all other assets and liabilities relating to its other businesses, including assets and liabilities related to discontinued businesses (other than those businesses that were a part of the Titanium Dioxide and Performance Additives business prior to being discontinued).

              Unless otherwise provided in the separation agreement or any of the ancillary agreements, all assets were transferred on an "as is, where is" basis.

              The separation agreement governs the treatment of all aspects relating to indemnification (other than for tax matters) and insurance, and generally provides for cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of our business with us and financial responsibility for the obligations and liabilities of the remaining Huntsman business with Huntsman. The separation agreement also establishes procedures for handling claims subject to indemnification and related matters. We and Huntsman also generally released each other from all claims and liabilities between Huntsman and its subsidiaries on the one hand and us and our subsidiaries on the other hand arising prior to our IPO including in connection with the activities to implement the separation agreement and our IPO other than claims arising under the transaction agreements, including the indemnification provisions described above or as expressly provided otherwise in the transaction agreements.

              The separation agreement also provides that we have the benefit of the property and business interruption insurance proceeds related to covered repair costs or covered lost profits incurred following our IPO related to the January 2017 fire at our TiO2 manufacturing facility in Pori, Finland which is currently not fully operational. Prior to the fire, 60% of the site capacity produced specialty products which, on average, contributed greater than 75% of the site EBITDA from January 1, 2015 through January 30, 2017. The Pori facility had a nameplate capacity of 130,000 metric tons per year, which represented approximately 17% of our total TiO2 nameplate capacity and approximately 2% of total global TiO2 demand. We are currently operating at 20% of total prior capacity but producing only specialty products, and we intend to restore manufacturing of the balance of these more profitable specialty products by the fourth quarter of 2018. The remaining 40% of site capacity is more commoditized and we will determine if and when to rebuild this commoditized capacity depending on market conditions, costs and projected long term returns relative to our other investment opportunities.

              We have established a process with our insurer to receive timely advance payments for the continued reconstruction of the facility as well as for business interruption losses, subject to policy limits. We expect to have pre-funded cash on our balance sheet resulting from these advance insurance payments. We have agreed with our insurer to have monthly meetings to review relevant site activities and interim claims as well as regular progress payments. However, we currently believe the combination of increased TiO2 profitability and recently estimated reconstruction costs will result in losses and costs in excess of our $500 million insurance limit. We currently expect to contain these over-the-limit costs within $100 million to $150 million, and to account for them as capital expenditures and fund them from cash from operations, which will decrease our liquidity in the periods those costs in excess of our insurance limits are incurred. However, these are preliminary estimates based on a number of significant assumptions, and as a result uninsured costs could exceed current estimates. Factors that could materially impact our current estimates include our actual future TiO2 profitability and related impact on our business interruption losses; the accuracy of our current property damage estimates; the actual costs and timing of our reconstruction efforts; the extent to which we rebuild the 40% of site capacity that produces commoditized products; our ability to secure government subsidies related to our reconstruction efforts; and a number of other significant market and facility-related assumptions. Please see "Risk Factors—Risks Related to our Business—Disruptions in production at our manufacturing facilities, including our Pori facility, may have a material adverse impact on our business, results of operations and/or financial condition."

              The separation agreement also contains provisions relating to, among other matters, confidentiality and the exchange of information, the use and preservation of books and records, provision of financial information and assistance with respect to financial matters, preservation of legal privileges, and the resolution and arbitration of disputes arising under the separation agreement and the ancillary agreements.

              The separation agreement also includes certain covenants, including covenants by us regarding:

  •
  disclosure of information about our financial controls to Huntsman for so long as Huntsman is required to consolidate our results of operations and financial position or to account for its investment in us under the equity method of accounting;

  •
  delivery of quarterly and annual financial information to Huntsman for so long as Huntsman is required to consolidate our results of operations and financial position or to account for its investment in us under the equity method of accounting; and

  •
  the requirement that we obtain Huntsman's consent to incur indebtedness other than as part of the Financing until Huntsman ceases to hold in excess of 50% of our outstanding ordinary shares.

              The separation agreement provides for an allocation of out-of-pocket costs and expenses incurred in connection with the separation of our business from Huntsman.

Transition Services Agreement

              In order to help ensure an orderly transition, we entered into a transition services agreement pursuant to which Huntsman will, for a limited time following the completion of our IPO, provide us with certain services and functions that the we have historically shared, including administrative, payroll, human resources, data processing, EHS, financial audit support, financial transaction support, marketing support and other support services, information technology systems and various other corporate services. The services provided cover all necessary services that were provided by Huntsman to us prior to the effective date of the transition services agreement. Huntsman may also provide us with additional services that we and Huntsman may identify from time to time in the future. While the services provided by Huntsman support our businesses, we retain the right to control and direct all of our operations.

              In general, the services began following the completion of our IPO and cover a period not expected to exceed 24 months. We may terminate individual services early as we become able to operate our businesses without those services.

              Huntsman agreed to perform the services with the same general degree of care, at the same general level and at the same general degree of accuracy and responsiveness, as when performed within Huntsman's organization prior to the separation. If any of the services do not meet this standard, Huntsman will use commercially reasonable efforts to re-perform any deficient services as soon as reasonably practicable, at no additional cost to us. We and Huntsman have agreed to cooperate in connection with the performance of the services, and Huntsman has agreed to use commercially reasonable efforts, at our expense, to obtain any third-party consents required for the performance of the services.

              The services provided by Huntsman are without representation or warranty of any kind. Huntsman has no liability with respect to its furnishing of the services except to the extent occasioned by its willful misconduct.

              As part of the transition services agreement, we are also providing limited services to Huntsman for a transition period. These services were previously provided by our businesses to Huntsman and are provided on the same basis as the services provided by Huntsman under the transition services agreement.

Tax Matters Agreement

              The tax matters agreement governs the respective rights, responsibilities, and obligations of Huntsman and us with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings, and other matters regarding taxes.

              In general, pursuant to the tax matters agreement:

  •
  We are responsible for any taxes due with respect to tax returns that include only us and/or our subsidiaries. Huntsman is responsible for any taxes due with respect to tax returns that include only Huntsman and/or its subsidiaries (excluding us and our subsidiaries). We are responsible for, and indemnify Huntsman for, taxes attributable to the operations of our businesses prior to the internal reorganization and our IPO reflected on a tax return filed by Huntsman.

  •
  We and Huntsman agreed to cooperate in the preparation of tax returns, refund claims and conducting tax audits concerning matters covered by the agreement.

  •
  We and Huntsman were assigned responsibilities for administrative matters, such as the filing of tax returns, payment of taxes due, retention of records and conduct of audits,

    examinations, and similar proceedings. Huntsman generally controls tax returns that include both its businesses and our businesses and any disputes relating to such tax returns.

  •
  Huntsman is responsible for any sales, use, transfer, registration, documentary, stamp or similar taxes applicable to, or resulting from, the internal reorganization or the sale of our shares in connection with our IPO.

              In addition, for U.S. federal income tax purposes Huntsman will recognize a gain as a result of the internal restructuring and IPO to the extent the fair market value of the assets associated with our U.S. businesses exceeded the basis of such assets for U.S. federal income tax purposes at the time of the separation. As a result of such gain, the basis of the assets associated with our U.S. businesses has increased. This basis step up gives rise to a deferred tax asset of $77 million that we recognized for the three months ended September 30, 2017. Pursuant to the tax matters agreement entered into at the time of the separation, we are required to make a future payment to Huntsman for any actual U.S. federal income savings we recognize as a result of any such basis increase for tax years through December 31, 2028. It is currently estimated (based on a value of our U.S. businesses derived from the IPO price of our ordinary shares and current tax rates) that the aggregate future payments required by this provision are expected to be approximately $73 million. We have recognized a noncurrent liability for this amount as of September 30, 2017. Moreover, any subsequent adjustment asserted by U.S. taxing authorities could increase the amount of gain recognized, the corresponding basis increase, and could result in a higher liability for us under the tax matters agreement. For more information regarding risks related to the tax matters agreement, please see "Risk Factors—Risks Related to Our Relationship with Huntsman."

Employee Matters Agreement

              The employee matters agreement governs Huntsman's and our compensation and employee benefit obligations with respect to the current and former employees of each company, and generally allocates liabilities and responsibilities relating to employee compensation and benefit plans and programs. The employee matters agreement generally provides for the following:

  •
  the transfer of all employees who, following our IPO, work for our Titanium Dioxide and Performance Additives businesses ("transferred employees") to us or one of our subsidiaries;

  •
  the retention by Huntsman of all employee and benefit plan-related liabilities and obligations not relating to current or former employees of the Titanium Dioxide and Performance Additives business;

  •
  the establishment by us and our subsidiaries of new employee benefit plans for purposes of providing benefits to transferred employees;

  •
  the cessation of active participation by transferred employees under all benefit plans sponsored by Huntsman;

  •
  the conversion or adjustment of Huntsman equity and equity-based awards held by transferred employees;

  •
  that our IPO was not intended to constitute a "change in control" or similar transaction under Huntsman or our benefit and compensation plans;

  •
  the crediting of transferred employees for their service with Huntsman for purposes of determining eligibility, vesting and benefit levels under our benefit plans; and

  •
  general cooperation and sharing of information between us and Huntsman on matters relating to the transfers of employees and employee benefit plan- related liabilities and obligations.

Equity Award Conversion

              The employee matters agreement sets forth the treatment of outstanding Huntsman equity compensation awards held by transferred employees and the conversion of such Huntsman equity awards to Venator equity awards. Pursuant to the terms of the employee matters agreement, following the separation and our IPO we granted 553,960 option awards (replacing outstanding unvested Huntsman options) and 459,365 restricted stock units (replacing outstanding unvested Huntsman phantom shares, outstanding unvested Huntsman restricted stock units, and outstanding unvested Huntsman restricted stock) to applicable transferred employees; in each case determined by multiplying the number of outstanding unvested Huntsman equity awards by 1.3296, a ratio expressed as a decimal, which was determined by dividing (i) the VWAP of Huntsman common stock for a ten (10) trading day period, starting with the opening of trading on the eleventh (11th) trading day prior to the listing of Venator ordinary shares to the closing of trading on the last trading day prior to the listing of Venator ordinary shares by (ii) the VWAP of our ordinary shares for a ten (10) trading day period, starting with the opening of trading on the first (1st) trading day following the listing of Venator ordinary shares to the closing of trading on the tenth (10th) trading day following the listing of Venator ordinary shares.

Accrued Dividends

              If any Huntsman equity-based incentive award had accrued dividends or dividend equivalent rights that had not been paid or otherwise settled immediately prior to the effective time of the settlement, we kept a bookkeeping account or accounts (the "Dividend Accounts") for each applicable transferred employee equal to the amount of such dividends or dividend equivalent rights. The amounts in the Dividend Accounts remain subject to the same terms and conditions, including vesting and forfeiture, that were applicable to the dividends and dividend equivalent rights under the applicable Huntsman equity plan. Immediately following the time or times at which such Dividend Accounts become eligible to be settled, Huntsman will transfer to us the cash amount of such Dividend Accounts.

The Exchange Act; Code Sections 162(m) and 409A

              By approving the employee matters agreement, each of our board of directors and the board of directors of Huntsman intend to exempt from the short-swing profit recovery provisions of Section 16(b) of the Exchange Act by reason of the application of Rule 16b-3 thereunder, all acquisitions and dispositions of equity incentive awards by the directors and officers of both us and Huntsman, and the respective boards of directors also intend expressly to approve, in respect of any equity-based award, the use of any method for the payment of an exercise price and the satisfaction of any applicable tax withholding (specifically including the actual or constructive tendering of shares in payment of an exercise price and the withholding of award shares from delivery in satisfaction of applicable tax withholding requirements) to the extent such method is permitted under the applicable Huntsman equity plan, the LTIP and award agreement.

Form S-8

              Following the separation, we prepared and filed with the SEC a registration statement on Form S-8 registering under the Securities Act, the offering and sale of 14,025,000 ordinary shares to cover both the number of shares subject to the awards to be granted to transferred employees pursuant to the terms of the employee matters agreement as well as awards issued in the future (which will allow us to issue only 12,750,000 ordinary shares as approved for the LTIP but to account for certain forfeitures or cash settlements of LTIP awards), and we will use commercially reasonable efforts to cause such registration statement to remain effective as long as any such converted awards remain outstanding.

Registration Rights Agreement

              In connection with our IPO, we entered into a Registration Rights Agreement with the selling shareholder and Huntsman International. Pursuant to the Registration Rights Agreement, we agreed to register the sale of our ordinary shares owned by the selling shareholder under certain circumstances.

    Demand Rights

              At any time after the 180 day lock-up period in connection with our IPO or prior to the expiration of the lock-up period with the written consent of three of the representatives of the underwriters to the IPO, and subject to the limitations set forth below, the selling shareholder and Huntsman International (or their permitted transferees) have the right to require us by written notice to prepare and file a registration statement registering the offer and sale of a certain number of the ordinary shares they own. Generally, we are required to provide notice of the request to certain other holders of our ordinary shares who may, in certain circumstances, participate in the registration. Subject to certain exceptions, we are not obligated to effect a demand registration within 90 days after the closing of any underwritten offering of ordinary shares. Further, we are not obligated to effect more than a total of eight demand registrations.

              We are also not obligated to effect any demand registration in which the anticipated aggregate offering price for our ordinary shares included in such offering is less than $25 million. Once we are eligible to effect a registration on Form S-3, any such demand registration may be for a shelf registration statement. We are required to use reasonable best efforts to maintain the effectiveness of any such registration statement until the earlier of (i) 180 days (or five years in the case of a shelf registration statement) after the effective date thereof or (ii) the date on which all ordinary shares covered by such registration statement have been sold (subject to certain extensions).

              In addition, the selling shareholder and Huntsman International (or their permitted transferees) have the right to require us, subject to certain limitations, to effect a distribution of any or all of the ordinary shares they own by means of an underwritten offering.

    Piggyback Rights

              Subject to certain exceptions, if at any time we propose to register an offering of ordinary shares or conduct an underwritten offering, whether or not for our own account, then we must notify the selling shareholder and Huntsman International (or their permitted transferees) of such proposal to allow them to include a specified number of the ordinary shares they own in that registration statement or underwritten offering, as applicable.

    Conditions and Limitations; Expenses

              These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration and our right to delay or withdraw a registration statement under certain circumstances. We will generally pay all registration and offering expenses of the selling shareholder, other than underwriting discounts and commissions, in connection with our obligations under the Registration Rights Agreement, regardless of whether a registration statement is filed or becomes effective.

Financing Arrangements

              In connection with our IPO and the separation, we entered into new financing arrangements and incurred new debt, including borrowings of $375 million under the term loan facility. In addition to the term loan facility, we entered into the $300 million ABL facility. Also in connection with our IPO and the separation, the Issuers issued $375 million in aggregate principal amount of 5.75% Senior

Notes due 2025. Promptly following consummation of the separation transactions to separate us from Huntsman, the proceeds of the notes offering were released from escrow and Venator used the net proceeds of the Senior Notes and borrowings under the term loan facility to repay approximately $732 million of net intercompany debt owed to Huntsman and to pay related fees and expenses of approximately $18 million.

Other Related Party Transactions

              In addition to the related party transactions described in "—Arrangements Between Huntsman and Our Company" above, this section discusses other transactions and relationships with related persons during the past three fiscal years. Those transactions are described in more detail in the notes to the accompanying combined financial statements.

Sales to and Purchases from Unconsolidated Affiliates

              We enter into transactions in the normal course of our business with parties under common ownership. Sales of raw materials to our LPC joint venture with Kronos as part of a sourcing arrangement were $67 million, $80 million and $108 million for the years ended December 31, 2016, 2015 and 2014, respectively. Proceeds from this arrangement are recorded as a reduction of cost of goods sold in our combined statements of operations. Purchases of finished goods from LPC were $158 million, $163 million and $194 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Related Party Financing

              We have historically received financing from Huntsman International and its subsidiaries, which are related parties.

Cash Pooling Program

              Prior to the separation, we received financing from Huntsman through participation in a cash pooling program and through long-term financing. Following the separation, we do not receive any funding through the Huntsman cash pooling program. We had cash and cash equivalents of $186 million and $29 million as of September 30, 2017 and December 31, 2016, respectively.

              See note "7. Debt" to our unaudited condensed consolidated and combined financial statements and note "14. Related Party Financing" to our combined financial statements.

A/R Programs

              Certain of our entities participated in the accounts receivable securitization programs ("A/R Programs") sponsored by Huntsman International. Under the A/R Programs, such entities sold certain of their trade receivables to Huntsman International. Huntsman International granted an undivided interest in these receivables to a special purpose entity, which served as security for the issuance of debt of Huntsman International. On April 21, 2017, Huntsman International amended its accounts receivable securitization facilities, which among other things removed existing receivables sold into the program by us and at which time we discontinued our participation in the A/R Programs.

              As of December 31, 2016, Huntsman International had $106 million of net receivables in their A/R Programs and reflected on their balance sheet associated with us. The entities' allocated losses on the A/R Programs for the three months ended September 30, 2016 was $1 million, and for the nine months ended September 30, 2017 and 2016 were $1 million and $4 million, respectively. The allocation of losses on sale of accounts receivable is based upon the pro-rata portion of total receivables sold into the securitization program as well as other program and interest expenses associated with the A/R Programs.

Policies and Procedures with Respect to Approval of Related Party Transactions

              Prior to the consummation of our IPO, we adopted a policy for approval of Related Party Transactions. Pursuant to this policy, our audit committee reviews all material Related Party Transactions. A "Related Party Transaction" is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any Related Person had, has or will have a direct or indirect material interest. A "Related Person" means:

  •
  any person who is, or at any time during the applicable period was, one of our executive officers or directors;

  •
  any person who is known by us to be the beneficial owner of more than 5% of our ordinary shares;

  •
  any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5% of our ordinary shares, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of our ordinary shares; and

  •
  any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

              Any member of the audit committee who is a Related Person with respect to a transaction under review may not participate in the deliberations or vote on the approval or ratification of the transaction.

              Each of the agreements between us and Huntsman and any of Huntsman's subsidiaries that were entered into prior to the consummation of our IPO, including the separation agreement, and the transactions contemplated by such agreements were deemed approved and not subject to such policy.

 SECURITY OWNERSHIP OF MANAGEMENT AND SELLING SHAREHOLDER

              The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of November 15, 2017 by:

  •
  each shareholder that will beneficially own more than 5% of our outstanding ordinary shares following this offering;

  •
  each of our directors; and

  •
  each of our NEOs.

              To our knowledge, except as indicated in the footnotes to this table or as provided by applicable community property laws, the persons named in the table have sole voting and investment power with respect to the ordinary shares indicated. The selling shareholder may be deemed to be an underwriter with respect to the ordinary shares that it will sell in this offering. This table assumes that the underwriters' option to purchase additional ordinary shares is not exercised.

	Beneficial Ownership
	Prior to this Offering		Following this Offering
Name and Address of Beneficial Owners(1)	Ordinary shares	%	Ordinary shares	%
5% or greater shareholders
Huntsman Corporation(2)	80,166,712	75.4%			%
Directors and Named Executive Officers
Peter R. Huntsman(3)	5,256	*	5,256	*
Sir Robert J. Margetts(3)	5,256	*	5,256	*
Douglas D. Anderson(3)	5,256	*	5,256	*
Daniele Ferrari(3)	5,256	*	5,256	*
Kathy D. Patrick(4)	5,310	*	5,310	*
Simon Turner	—	—	—	—
Kurt Ogden	—	—	—	—
Russ Stolle	—	—	—	—
Jan Buberl(5)	11,358	*	11,358	*
Mahomed Maiter		—		—
All directors and executive officers as a group (12 persons)	37,692	*	37,692	*

*
Less than 1*

(1)
Unless otherwise indicated, the address of each owner is c/o Titanium House, Hanzard Drive, Wynyard Park, Stockton-On-Tees, TS22 5FD, United Kingdom.

(2)
Prior to this offering, Huntsman Corporation is the beneficial owner of 75.4% of ordinary shares through its wholly-owned subsidiary, the selling shareholder. Following this offering, we expect Huntsman to continue to hold our ordinary shares through the selling shareholder.

(3)
Comprises 5,256 vested share units, the shares underlying which will be deliverable upon termination of service.

(4)
Comprises 5,310 vested share units, the shares underlying which will be deliverable upon termination of service.

(5)
Comprises 11,358 shares issued upon vesting of restricted stock units.

DESCRIPTION OF SHARE CAPITAL

General

              The following is a description of the material terms of our share capital as provided in our amended and restated articles of association. The summaries and descriptions below do not purport to be complete statements of the relevant provisions. For a complete description, we refer you to, and the following summaries and descriptions are qualified in their entirety by reference to our amended and restated articles of association, a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part. The summaries and descriptions below do not purport to be complete statements of the Companies Act 2006. Upon completion of the offering, we will have only one class of shares outstanding, which will be ordinary shares, par value $0.001 per share. Prior to the completion of our IPO, an ordinary resolution was adopted by our shareholders authorizing our board of directors (generally and unconditionally) to allot equity securities, or to grant rights to subscribe for or to convert or exchange any security, including convertible preference shares, convertible debt securities and exchangeable debt securities of a subsidiary, into shares of Venator, up to an aggregate nominal amount of $200,000, which would equal 200,000,000 shares based on the $0.001 par value per share, and to exclude preemptive rights in respect of such issuances. Such authority was granted for five years, but we may seek renewal for additional five year terms more frequently.

              Prior to this offering, Huntsman, through the selling shareholder, owns 75.4% of our outstanding ordinary shares. Upon the completion of this offering, Huntsman, through the selling shareholder, will own 58.5% of our outstanding ordinary shares, or 56.0% if the underwriters exercise their option to purchase additional ordinary shares in full.

Ordinary Shares

Dividend Rights

              Subject to the provisions of English law and any preferences that may apply to preferred ordinary shares outstanding at the time, holders of outstanding ordinary shares are entitled to receive dividends out of assets legally available at the times and in the amounts as our board of directors may determine from time to time. All dividends are declared and paid in proportions based on the amounts paid up on the shares in respect of which the dividend is paid. Any dividend unclaimed after a period of 12 years from the date such dividend was declared shall, if the board of directors so resolves, be forfeited and shall revert to us. In addition, the payment by our board of directors of any unclaimed dividend, interest or other sum payable on or in respect of an ordinary share into a separate account shall not constitute us as a trustee in respect thereof. For further information regarding the payment of dividends under English law, see "—Differences in Corporate Law—Distributions and Dividends."

Voting Rights

              Each outstanding ordinary share is entitled to one vote on all matters submitted to a vote of shareholders. Holders of ordinary shares shall have no cumulative voting rights. Subject to any rights or restrictions attached to any shares on a poll every member present in person or by proxy shall have one vote for every share of which he is the holder. None of our shareholders will be entitled to vote at any general meeting or at any separate class meeting in respect of any share unless all calls or other sums payable in respect of that share have been paid.

Preemptive Rights

              There are no rights of preemption under our articles of association in respect of transfers of issued ordinary shares. In certain circumstances, our shareholders may have statutory preemption rights under the Companies Act 2006 in respect of the allotment of new shares as described in "—Differences in Corporate Law—Preemptive Rights." These statutory pre-emption rights would require us to offer new shares for allotment to existing shareholders on a pro rata basis before allotting them to other persons, unless shareholders dis-apply such rights by a special resolution for a period of not more than five years at a shareholders' meeting. These pre-emption rights have been dis-applied by our shareholders prior to completion of the offering and we intend to propose equivalent resolutions in the future once the initial period of dis-application has expired. In any circumstances where the pre-emption rights have not been dis-applied, the procedure for the exercise of such statutory pre-emption rights would be set out in the documentation by which such ordinary shares would be offered to our shareholders.

Conversion or Redemption Rights

              Our ordinary shares are neither convertible nor redeemable, provided that our board of directors has the right to issue additional classes of shares in the Company (including redeemable shares) on such terms and conditions, and with such rights attached, as it may determine.

Liquidation Rights

              Holders of ordinary shares are entitled to participate in any distribution of assets upon a liquidation after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred ordinary shares then outstanding. A liquidator may, with the sanction of a special resolution and any other sanction required by the Insolvency Act 1986, divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members.

Variation of Rights

              The rights or privileges attached to any class of shares may (unless otherwise provided by the terms of the issue of the shares of that class) be varied or abrogated by (i) the written consent of the holders of 3/4 in nominal value of the issued shares of that class or (ii) a special resolution passed at a general meeting of the shareholders of that class.

Capital Calls

              Our board of directors has the authority to make calls upon the shareholders in respect of any money unpaid on their shares and each shareholder shall pay to us as required by such notice the amount called on its shares. If a call remains unpaid after it has become due and payable, and the 14 clear days' notice provided by our board of directors has not been complied with, any share in respect of which such notice was given may be forfeited by a resolution of our board of directors. None of our ordinary shares to be sold in this offering will be subject to a capital call.

Transfer of Shares

              Our share register is maintained by our registrar, Computershare Trust Company, N.A. Registration in this share register is determinative of share ownership. A shareholder who holds our shares through DTC is not the holder of record of such shares. Instead, the depositary (for example, Cede & Co., as nominee for DTC) or other nominee is the holder of record of such shares. Accordingly, a transfer of shares from a person who holds such shares through DTC to a person who also holds such shares through DTC will not be registered in our official share register, as the depositary or other nominee will remain the record holder of such shares. The directors may decline to register a transfer:

  •
  of a share that is not fully paid, provided that the refusal does not disturb the market in those shares, or on which we have a lien, it being noted that the directors will not exercise this power capriciously or otherwise than in accordance with their fiduciary duties as directors of the Company;

  •
  of a share that is not duly stamped (if required);

  •
  of a share that is not accompanied by the certificate of the share to which it relates or such other evidence reasonably required by the directors to show the right of the transferor to make the transfer;

  •
  of a default share where the holder has failed to provide the required details to us under "—Other English Law Considerations—Disclosure of Interests in Shares," subject to certain exceptions;

  •
  in respect of more than one class of share; or

  •
  where, in the case of a transfer to joint holders of a share, the number of joint holders to whom the share is to be transferred exceeds four.

Limitations on Ownership

              Under English law and our articles of association, there are no limitations on the right of non-residents of the U.K. or owners who are not citizens of the U.K. to hold or vote our ordinary shares.

Preferred Ordinary Shares

              Subject to there being an unexpired authority to allot shares, our articles of association permit our board of directors to issue shares with rights to be determined by our board of directors at the time of issuance, which may include such powers, designations, preferences and relative participating, optional or other special rights and qualifications, limitations and restrictions attaching thereto as our board of directors may determine, including, without limitation, rights to (i) receive dividends (which may include, without limitation, rights to receive preferential or cumulative dividends), (ii) distributions made on a winding up of the Company and (iii) be convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes of shares, at such prices or prices (subject to the Companies Act 2006) or at such rates of exchange and with such adjustments as may be determined by our board of directors. Following our IPO, we do not have any preferred ordinary shares outstanding, and we have no present intention to issue any preferred ordinary shares.

Articles of Association and English Law Considerations

Directors

    Number

              Our articles of association provide for a minimum number of two and a maximum number of nine directors, and that otherwise the number of directors shall be as determined by our board of directors from time to time. Directors may be appointed by any ordinary resolution of shareholders or by the board, as described below under "—Appointment and Retirement of Directors." Each director elected shall hold office until his or her successor is elected or until his or her earlier resignation or removal in accordance with the articles of association.

    Appointment and Retirement of Directors

              The directors shall have power to appoint any person who is willing to act to be a director, either to fill a vacancy or as an additional director, provided that person is not prohibited to act as a director under English law and so long as the total number of directors shall not exceed nine.

              Our directors are appointed at each annual general meeting of the company by ordinary resolution. Shareholders may by ordinary resolution elect any person who is willing to act as a director either to fill a vacancy or as an addition to the existing directors, provided that person is not prohibited to act as a director under English law. If at a meeting it is proposed to vote upon a number of resolutions for the appointment of a person as a director that exceeds the total number of directors that may be appointed to our board of directors at that meeting, the persons that shall be appointed shall first be the person who receives the greatest number of "for" votes, and then shall second be the person who receives the second greatest number of "for" votes, and so on, until the number of directors so appointed equals the total number of directors that may be appointed to the board at such meeting.

              If the number of directors is less than the minimum prescribed by the articles of association, the remaining director may act only for the purposes of appointing additional directors. A director appointed in this manner shall hold office until the next annual general meeting elects someone in his place or, if it does not do so until the end of that meeting.

    Indemnity of Directors

              Under our articles of association, and subject to the provisions of the Companies Act 2006, each of our directors is entitled to be indemnified by us against all costs, charges, losses, expenses and liabilities incurred by such director or officer in the execution and discharge of his or her duties or in relation to those duties. The Companies Act 2006 renders void an indemnity for a director against any liability attaching to him or her in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he or she is a director, as described in "—Differences in Corporate Law—Liability of Directors and Officers."

Shareholders' Meetings

              Each year, we will hold a general meeting of our shareholders in addition to any other meetings in that year, and will specify the meeting as such in the notice convening it. The annual general meeting will be held at such time and place as the directors, the chairman, the chief executive officer, the president or the secretary may appoint. The arrangements for the calling of general meetings are described in "—Differences in Corporate Law—Notice of General Meetings." No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the appointment of a chairman, which appointment shall not be treated as part of the business of a meeting. Our articles of association will provide that the necessary quorum at any general meeting of shareholders (or adjournment thereof) shall be the holders of ordinary shares who together represent at least the majority of the voting rights of the Company, present in person or by proxy, at such meeting.

Requisitioning Shareholder Meetings

              Subject to certain conditions being satisfied, shareholders holding at least 5% of the paid-up capital of the company carrying voting rights at general meetings can require the directors to call a general meeting. If any shareholder requests, in accordance with the provisions of the Companies Act 2006, us to (a) call a general meeting for the purposes of bringing a resolution before the meeting, or

(b) give notice of a resolution to be proposed at a general meeting, such request must (in addition to any other statutory requirements and other requirements set forth in our articles of association):

  •
  set forth the name and address of the requesting person and equivalent details of any person associated with it or him (in the manner contemplated by the articles of association), together with details of all interests held by it or him (and their associated persons) in us;

  •
  if the request relates to any business the member proposes to bring before the meeting, set forth a comprehensive description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting, the text of the proposal (including the complete text of any proposed resolutions) and any material interest in such business of the requesting person and certain persons associated with him;

  •
  set forth, as to each person (if any) whom the shareholder proposes to nominate for appointment or reappointment to the board of directors all information that would be required to be disclosed by us in connection with the election of directors, and such other information as we may require to determine the eligibility of such proposed nominee for appointment to the board.

Other English Law Considerations

    Mandatory Purchases and Acquisitions

              Pursuant to sections 979 to 982 of the Companies Act 2006, where a takeover offer has been made for us and the offeror has, by virtue of acceptances of the offer, acquired or unconditionally contracted to acquire not less than 90% of the voting rights carried by the shares to which the offer relates, the offeror may give notice to the holder of any shares to which the offer relates that the offeror has not acquired or unconditionally contracted to acquire that it desires to acquire those shares on the same terms as the general offer.

              If a takeover offer is structured as a scheme of arrangement pursuant to Part 26 of the Companies Act 2006, the scheme, and therefore takeover, would need to be approved by a majority in number representing 75% in value of the shareholders of class of shareholders voting, whether in person or by proxy. If approved, the scheme, and therefore takeover, would be binding on 100% of the shareholders.

    U.K. City Code on Takeovers and Mergers

              Currently, a majority of our board of directors resides outside of the U.K., the Channel Islands and the Isle of Man. Based upon our current board and management structure and our intended plans for our directors and management, for the purposes of the Takeover Code, we are considered to have our place of central management and control outside the U.K., the Channel Islands or the Isle of Man. Therefore, the Takeover Code should not apply to us. It is possible that in the future circumstances could change that may cause the Takeover Code to apply to us. The Takeover Code provides a framework within which takeovers of companies subject to it are conducted. In particular, the Takeover Code contains certain rules in respect of mandatory offers. Under Rule 9 of the Takeover Code, if a person:

  •
  acquires an interest in our shares that, when taken together with shares in which persons acting in concert with such person are interested, carries 30% or more of the voting rights of our shares; or

  •
  who, together with persons acting in concert with such person, is interested in shares that in the aggregate carry not less than 30% and not more than 50% of the voting rights in the company acquires additional interests in shares that increase the percentage of shares carrying voting rights in which that person is interested,

the acquirer, and, depending on the circumstances, its concert parties, would be required (except with the consent of the Takeover Panel) to make a cash offer for our outstanding shares at a price not less than the highest price paid for any interests in the shares by the acquirer or its concert parties during the previous 12 months.

    Disclosure of Interest in Shares

              Section 793 of the Companies Act gives us the power to require persons whom we know have, or whom we have reasonable cause to believe have, or within the previous three years have had, any ownership interest in any of our shares, (the "default shares"), to disclose prescribed particulars of those shares. For this purpose, default shares includes any of our shares allotted or issued after the date of the Section 793 notice in respect of those shares. Failure to provide the information requested within the prescribed period after the date of sending the notice will result in restrictions being imposed on the default shares and sanctions being imposed against the holder of the default shares as provided within the Companies Act.

              Under our articles of association, we will also withdraw certain voting rights of default shares if the relevant holder of default shares has failed to provide the information requested within the prescribed period after the date of sending the notice, depending on the level of the relevant shareholding (and unless our board of directors decides otherwise).

    Distributions & Dividends

              Under English law, dividends and distributions may only be made from distributable profits. "Distributable profits" generally means accumulated realized profits, so far as not previously utilized by distribution or capitalization, less accumulated realized losses, so far as not previously written off in a reduction or reorganization of capital, duly made. This would include reserves created by way of a court-approved reduction of capital. For further information regarding the payment of dividends under English law, see "—Differences in Corporate Law—Distributions and Dividends."

    Purchase of Own Shares

              Under English law, a public limited company may purchase its own shares only out of the distributable profits of the company or the proceeds of a new issue of shares made for the purpose of financing the purchase. A limited company may not purchase its own shares if as a result of the purchase there would no longer be any issued shares of the company other than redeemable shares or shares held as treasury shares. Subject to the foregoing, because the NYSE is not a "recognized investment exchange" under the Companies Act 2006, we may purchase our own fully paid shares only pursuant to a purchase contract authorized by ordinary resolution of the holders of our ordinary shares before the purchase takes place. Any authority will not be effective if any shareholder from whom we propose to purchase shares votes on the resolution and the resolution would not have been passed if such shareholder had not done so. The resolution authorizing the purchase must specify a date, not being later than five years after the passing of the resolution, on which the authority to purchase is to expire. Prior to the completion of the offering, our shareholders are expected to adopt ordinary resolutions permitting our board of directors to repurchase shares for a period of five years. We do not expect to repurchase any shares in the near future after the completion of the offering. For further information, see "—Differences in Corporate Law—Repurchases and Redemptions of Shares."

Anti-Takeover Provisions

              Certain provisions in our articles of association are intended to have the effect of delaying or preventing a change in control or changes in our management. For example, our articles of association include provisions that establish an advance notice procedure for shareholder approvals to be brought before an annual meeting of our shareholders, including proposed nominations of persons for election to our board of directors. U.K. law also prohibits the passing of written shareholder resolutions by public companies. These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management, even if these events would be beneficial for our shareholders.

              In addition, our articles of association provides that, in general, from and after the first date on which Huntsman ceases to beneficially own at least 15% of our outstanding voting shares, we may not engage in a business combination with an interested shareholder for a period of three years after the time of the transaction in which the person became an interested shareholder.

              The prohibition on business combinations with interested shareholders does not apply in some cases, including if:

  •
  our board of directors, prior to the time of the transaction in which the person became an interested shareholder, approves (1) the business combination or (2) the transaction in which the shareholder becomes an interested shareholder;

  •
  upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting shares outstanding at the time the transaction commenced; or

  •
  the board of directors and the holders of at least two-thirds of our outstanding voting shares, excluding shares owned by the interested shareholder, approve the business combination on or after the time of the transaction in which the person became an interested shareholder.

              As defined in our articles of association, an interested shareholder for the purposes of these provisions generally includes any person who, together with that person's affiliates or associates, (1) owns 15% or more of our shares entitled to vote generally in the election of directors or (2) is an affiliate or associate of the company and owned 15% or more of our shares entitled to vote generally in the election of directors at any time within the previous three years.

              In addition, it is possible that in the future, circumstances could change that may cause the Takeover Code to apply to us. Please see "—U.K. City Code on Takeovers and Mergers."

Differences in Corporate Law

              Certain provisions of the Companies Act 2006 differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of the Companies Act 2006 applicable to us and the Delaware General Corporation Law relating to shareholders' rights and protections. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to Delaware law and English law.

	England and Wales	Delaware
Number of Directors	Under the Companies Act 2006, a public limited company must have at least two directors and the number of directors may be fixed by or in the manner provided in a company's articles of association. Our articles of association provide that the maximum number of directors is nine.	Under Delaware law, a corporation must have at least one director. The number of directors of a corporation is fixed by, or in the manner provided in, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors must be made by amendment of the certificate of incorporation. Delaware law does not contain specific provisions requiring a majority of independent directors.
Removal of Directors
Under the Companies Act 2006, shareholders may remove a director without cause by an ordinary resolution (which is passed by a simple majority of those voting in person or by proxy at a general meeting) irrespective of any provisions of any service contract the director has with the company, provided that 28 clear days' notice of the resolution is given to the company and its shareholders and certain other procedural requirements under the Companies Act 2006 are followed (such as allowing the director to make representations against his or her removal either at the meeting or in writing).
Under Delaware law, unless otherwise provided in the certificate of incorporation, directors may be removed from office, with or without cause, by a majority stockholder vote, except:
(i) in the case of a corporation whose board is classified, stockholders may effect such removal only for cause; and
(ii) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director can be removed without cause if the votes cast against such director's removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board, or, if there are classes of directors, at an election of the class of directors of which such director is a part.

	England and Wales	Delaware
Vacancies on the Board of Directors	Under English law, the procedure by which directors (other than a company's initial directors) are appointed is generally set out in a company's articles of association, provided that where two or more persons are appointed as directors of a public limited company by resolution of the shareholders, resolutions appointing each director must be voted on individually. Our articles of association provide that our directors have the power to appoint directors either to fill a vacancy or as an additional director.	Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, vacancies on a corporation's board of directors, including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors, although less than a quorum, or by a sole remaining director.
Shareholder Action by Written Consent
A public company can only pass a shareholders' resolution by way of a vote taken at a meeting of its members. Accordingly, public companies cannot pass a written resolution by sanction of its members, and the relevant approval must be obtained by the company in a duly convened and held general meeting.
Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting if a written consent to the action is signed by stockholders holding at least a majority of the voting power. If a different proportion of voting power is required for an action at a meeting, then that proportion of written consents is also required.
Annual General Meeting	Under the Companies Act 2006, a public limited company must hold an annual general meeting in the six-month period following the company's annual accounting reference date.
Unless directors are elected by written consent in lieu of an annual meeting, an annual meeting of stockholders must be held for the election of directors on a date and at a time designated by or in the manner provided in the by-laws.

	England and Wales	Delaware
Stockholders may, unless the certificate of incorporation otherwise provides, act by written consent to elect directors; provided, however, that, if such consent is less than unanimous, such action by written consent may be in lieu of holding an annual meeting only if all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action. Any other proper business may be transacted at the annual meeting.

If there is a failure to hold the annual meeting or to take action by written consent to elect directors in lieu of an annual meeting for a period of 30 days after the date designated for the annual meeting, or if no date has been designated, for a period of 13 months after the latest to occur of the organization of the corporation, its last annual meeting or the last action by written consent to elect directors in lieu of an annual meeting, the Delaware Court of Chancery may order a meeting to be held upon the application of any stockholder or director.
General Meeting
Under the Companies Act 2006, a general meeting of the shareholders of a public limited company may be called by the directors.
	Shareholders holding at least 5% of the paid-up capital of the company carrying voting rights at general meetings can require the directors to call a general meeting.	Under Delaware law, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

	England and Wales	Delaware
Notice of General Meetings	Under the Companies Act 2006, subject to a company's articles of association providing for a longer period, 21 clear days' notice must be given for an annual general meeting and any resolutions to be proposed at the meeting. Subject to a company's articles of association providing for a longer period, at least 14 clear days' notice is required for any other general meeting. In addition, certain matters (such as the removal of directors or auditors) require special notice, which is at least 28 clear days' notice. The shareholders of a company may in all cases consent to a shorter notice period, the proportion of shareholders' consent required being 100% of those entitled to attend and vote in the case of an annual general meeting and, in the case of any other general meeting, a majority in number of the members having a right to attend and vote at the meeting, being a majority who together hold not less than 95% in nominal value of the shares giving a right to attend and vote at the meeting.	Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws or under other portions of Delaware law, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than 10 nor more than 60 days before the date of the meeting and must specify the place, if any, date, hour, means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purpose or purposes of the meeting.
Proxy	Under the Companies Act 2006, at any meeting of shareholders, a shareholder may designate another person to attend, speak and vote at the meeting on their behalf by proxy.
Under Delaware law, at any meeting of stockholders, a stockholder may designate another person to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

England and Wales	Delaware
Issues of New Shares	Under the Companies Act 2006, the board of directors may issue new shares in the company, provided that they are authorized to do so either by (i) a provision of the company's articles of association, or (ii) a resolution of the company's shareholders.
Any authorization provided to the directors must specify (a) the maximum amount of shares which may be allotted under it, and (b) the expiry date of the authorization, which must not be more than five years following the date of incorporation of the company or the date of passing of the relevant authorizing resolution, as applicable. Prior to the completion of our IPO, an ordinary resolution was adopted by our shareholders to authorize our board of directors (generally and unconditionally) to allot equity securities, or to grant rights to subscribe for or to convert or exchange any security, including convertible preference shares, convertible debt securities and exchangeable debt securities of a subsidiary, into shares of Venator, up to an aggregate nominal amount of $200,000, and to exclude preemptive rights in respect of such issuances. Such authority will be granted for five years.	Under Delaware law, the directors may, at any time and from time to time, if all of the shares of capital stock which the corporation is authorized by its certificate of incorporation to issue have not been issued, subscribed for, or otherwise committed to be issued, issue or take subscriptions for additional shares of its capital stock up to the amount authorized in its certificate of incorporation.

	England and Wales	Delaware
Reduction of Share Capital	Under the Companies Act 2006, a public company may reduce or cancel its issued share capital in accordance with the provisions of the Companies Act 2006 if the reduction of capital has been approved by a special resolution of shareholders in general meeting and the reduction of capital has been confirmed by the court.	Under Delaware law, a corporation, by resolution of its board of directors, may retire any shares of its capital stock that are issued but are not outstanding. Whenever any shares of the capital stock of a corporation are retired, they resume the status of authorized and unissued shares of the class or series to which they belong unless the certificate of incorporation otherwise provides.

The special resolution of shareholders will need to specify the exact amount of the proposed reduction, although a public company cannot reduce its share capital below the minimum share capital requirements under the Companies Act 2006 (i.e. £50,000, of which at least one quarter must be fully paid up).
Under Delaware law, a corporation may, under certain circumstances, by resolution of its board of directors, reduce its capital. No reduction of capital may be made or effected unless the assets of the corporation remaining after such reduction are sufficient to pay any debts of the corporation for which payment has not been otherwise provided. A reduction of capital will not release any liability of any stockholder whose shares have not been fully-paid.

	England and Wales	Delaware
Preemptive Rights	Under the Companies Act 2006, equity securities proposed to be allotted for cash must be offered first to the existing equity shareholders in the company in proportion to the respective nominal value of their holdings, unless an exception applies or a special resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise, in each case in accordance with the provisions of the Companies Act 2006. These pre-emption rights have been dis-applied for a period of five years by our shareholders in connection with our IPO and we intend to propose equivalent resolutions in the future once the initial period of dis-application has expired.	Under Delaware law, unless otherwise provided in a corporation's certificate of incorporation or any amendment thereto, or in the resolution or resolutions providing for the issue of such shares adopted by the board of directors pursuant to authority expressly vested in it by the provisions of its certificate of incorporation, a stockholder does not, by operation of law, possess pre-emptive rights to subscribe to additional issuances of the corporation's capital stock.
Bonus Issue of Shares
	Under the Companies Act 2006, if a company's articles of association permit a bonus issue of shares, the board of directors may be authorized to capitalize certain reserves or profits and use those to issue bonus shares in accordance with the terms of the articles of association and the provisions of the Companies Act 2006.	Under Delaware law, by resolution of the board of directors, dividends may be paid in shares of the corporation's capital stock.

	England and Wales	Delaware
Distributions and Dividends	Under English law, dividends and distributions may only be made from distributable profits. "Distributable profits" generally means accumulated realized profits, so far as not previously utilized by distribution or capitalization, less accumulated realized losses, so far as not previously written off in a reduction or reorganization of capital, duly made. This would include reserves created by way of a court-approved reduction of capital.	Under Delaware law, unless otherwise provided in a corporation's certificate of incorporation, directors may declare and pay dividends upon the shares of its capital stock either (i) out of its surplus or (ii) if the corporation does not have surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

In the case of a public limited company, additional rules relating to capital maintenance requirements are applicable and, accordingly, a public company can only make a distribution (a) if, at the time that the distribution is made, the amount of its net assets is not less than the total of its called up share capital and undistributable reserves, and (b) if, and to the extent that, the distribution itself, at the time it is made, does not reduce the amount of net assets to less than that total.
The excess, if any, at any given time, of the net assets of the corporation over the amount so determined to be capital is surplus. "Net assets" means the amount by which total assets exceed total liabilities.
Dividends may be paid in cash, in property, or in shares of the corporation's capital stock.

Undistributable reserves include the share premium account, the capital redemption reserve, the amount by which the company's unrealized uncapitalised profits exceed its unrealized losses not written off, or any other reserve that the company is prohibited from distributing either by statute or by its constitutional documents.

England and Wales	Delaware
The determination as to whether or not the company has sufficient distributable profits to fund a dividend or distribution must be made by reference to the "relevant accounts" of the company. Relevant accounts are always individual (not group) accounts and may be any of the following: (i) the company's most recent annual accounts, (ii) specifically prepared interim accounts, or (iii) specifically prepared initial accounts.

Irrespective of the accounts used to justify the dividend or distribution, they must enable reasonable judgment to be made of the company's profits, losses, assets and liabilities, include appropriate provisions, and include details of the company's share capital and reserves (including undistributable reserves).

The process for declaring and paying dividends is usually set out in a company's articles of association. Typically these will provide that (a) final dividends are declared by shareholders following a recommendation from the board of directors (often at the company's annual general meeting), and (b) interim dividends can be decided solely by the board of directors.
Dividends may be declared and paid in the form of cash, property, stock or other non-cash assets and may be paid in dollars or any other currency.

England and Wales	Delaware
Repurchases and Redemptions of Shares	Under English law, a company is free to purchase its own shares.
A share repurchase can only be funded out of distributable profits or from the proceeds of a fresh issue of shares made for the purpose of financing the buyback. Public companies are not permitted to purchase their own shares out of capital.
Any repurchase of a company's shares will require shareholder approval. For an "off-market" purchase, the relevant buyback contract must be approved by shareholders either (i) before it was entered into, or (ii) after it was entered into, but provided that no shares may be purchased under the contract until it has been approved (by way of an ordinary resolution). For a "market" purchase, the repurchase must be approved by an ordinary resolution of the shareholders, and it is common for listed companies to seek an annual authority from shareholders to repurchase shares at their annual general meeting. In connection with our IPO, our shareholders adopted ordinary resolutions permitting our board of directors to repurchase shares for a period of five years. We do not expect to repurchase any shares in the near future after the completion of the offering.

A public limited company has the authority to issue redeemable shares provided that this is permitted by its articles of association, and our articles of association permit such issuances. Shares which are capable of being redeemed must	Under Delaware law, any stock of any class or series may be made subject to redemption by the corporation at its option or at the option of the holders of such stock or upon the happening of a specified event; provided however, that immediately following any such redemption the corporation must have outstanding one or more shares of one or more classes or series of shares, which share, or shares together, have full voting powers.
Any stock which may be made redeemable may be redeemed for cash, property or rights, including securities of the same or another corporation, at such time or times, price or prices, or rate or rates, and with such adjustments, as stated in the certificate of incorporation or in the resolution or resolutions providing for the issue of such stock adopted by the board of directors.

Every corporation may purchase, redeem, receive, take or otherwise acquire, own and hold, sell, lend, exchange, transfer or otherwise dispose of, pledge, use and otherwise deal in and with its own shares; provided, however, that no corporation may (i) purchase or redeem its own shares of capital stock for cash or other property when the capital of the corporation is impaired or when such purchase or redemption would cause any impairment of the capital of the corporation, except that a corporation other than a non-stock corporation may purchase or redeem out of capital any of its own shares which are entitled upon any

	England and Wales	Delaware
	be issued as redeemable shares from the outset and, accordingly, a company cannot amend the terms attaching to a non-redeemable class of shares to make them redeemable. Under the Companies Act 2006, a company which has issued redeemable shares must ensure that it has at least one non-redeemable share in issue and, in the case of a public limited company, that the redemption does not reduce the share capital of the company below the statutory minimum (£50,000, of which one-quarter must be fully paid up) unless the company intends to re-register as a private limited company.	distribution of its assets, whether by dividend or in liquidation, to a preference over another class or series of its stock, or, if no shares entitled to such a preference are outstanding, any of its own shares, if such shares will be retired upon their acquisition and the capital of the corporation reduced (ii) purchase, for more than the price at which they may then be redeemed, any of its shares which are redeemable at the option of the corporation; or (iii) redeem any of its shares, unless their redemption is authorized by Delaware law and then only in accordance with its certificate of incorporation.
Liability of Directors and Officers
Under the Companies Act 2006, any provision (whether contained in a company's articles of association or any contract or otherwise) that purports to exempt a director of a company (to any extent) from any liability that would otherwise attach to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void. Any provision by which a company directly or indirectly provides an indemnity (to any extent) for a director of the company or of an associated company against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he is a director is also void except as permitted by the Companies Act 2006, which
Under Delaware law, a corporation's certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for monetary damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for: (i) any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) willful or negligent declaration and payment of unlawful dividends, or unlawful share purchases or redemptions; or (iv) any transaction from which the director derives an improper personal benefit.

England and Wales	Delaware
provides exceptions for a company to (a) purchase and maintain insurance against such liability; (b) provide a "qualifying third party indemnity" (being an indemnity against liability incurred by the director to a person other than the company or an associated company as long as he or she is successful in defending the claim or criminal proceedings); and (c) provide a "qualifying pension scheme indemnity" (being an indemnity against liability incurred in connection with the company's activities as trustee of an occupational pension plan).	In addition, under Delaware law, a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (whether or not such action is by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation; provided, with respect to any criminal action or proceeding, there was no reasonable cause to believe the person's conduct was unlawful; provided, further, that the corporation may not indemnify any person in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless determined otherwise by court order.

	England and Wales	Delaware
Voting Rights	Under English law, unless a poll is demanded by the shareholders of a company or is required by the chairman of the meeting or the company's articles of association, shareholders shall vote on all resolutions on a show of hands. Under the Companies Act 2006, a poll may be demanded by (a) not fewer than five shareholders having the right to vote on the resolution; (b) any shareholder(s) representing at least 10% of the total voting rights of all the shareholders having the right to vote on the resolution; or (c) any shareholder(s) holding shares in the company conferring a right to vote on the resolution (being shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all the shares conferring that right). Under English law, an ordinary resolution is passed on a show of hands if it is approved by a simple majority (more than 50%) of the votes cast by shareholders present (in person or by proxy) and entitled to vote at a meeting. If a poll is demanded, an ordinary resolution is passed if it is approved by holders representing a simple majority of the total voting rights of shareholders present (in person or by proxy) who (being entitled to vote) vote on the resolution. Special resolutions require the affirmative vote of not less than 75% of the votes cast by shareholders present (in person or by proxy) at the meeting. If a poll is demanded, a special resolution is passed if it is approved by holders	Delaware law provides that, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.

England and Wales	Delaware
representing not less than 75% of the total voting rights of shareholders present (in person or by proxy) who (being entitled to vote) vote on the resolution.

Shareholder Vote on Certain Transactions	The Companies Act 2006 provides for schemes of arrangement, which are arrangements or compromises between a company and any class of shareholders or creditors and used in certain types of restructurings, amalgamations, capital reorganizations or takeovers.
These arrangements require:

•

the approval at a shareholders' or creditors' meeting convened by order of the court, of a majority in number of shareholders or creditors representing 75% in value of the capital held by, or debt owed to, the class of shareholders or creditors, or class thereof present and voting, either in person or by proxy; and

•

the approval of the court.

Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation's assets or dissolution requires the approval of the board of directors and approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter.

England and Wales	Delaware
Standard of Conduct for Directors	Under English law, a director owes various statutory and fiduciary duties to the company, including:

•

to act in the way he or she considers, in good faith, would be most likely to promote the success of the company for the benefit of its members as a whole;

•

to avoid a situation in which he or she has, or can have, a direct or indirect interest that conflicts, or possibly conflicts, with the interests of the company;

•

to act in accordance with the company's constitution and only exercise his or her powers for the purposes for which they are conferred;

•

to exercise independent judgment;

•

to exercise reasonable care, skill and diligence;

•

not to accept benefits from a third party conferred by reason of his or her being a director or doing (or not doing) anything as a director; and

•

a duty to declare any interest that he or she has, whether directly or indirectly, in a proposed or existing transaction or arrangement with the company.

Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the stockholders.

England and Wales	Delaware
Shareholder Suits	Under English law, generally, the company, rather than its shareholders, is the proper claimant in an action in respect of a wrong done to the company or where there is an irregularity in the company's internal management.
Notwithstanding this general position, the Companies Act 2006 provides that (i) a court may allow a shareholder to bring a derivative claim (that is, an action in respect of and on behalf of the company in which the company is the beneficiary of any damages arising) in respect of a cause of action arising from a director's negligence, default, breach of duty or breach of trust and (ii) a shareholder may bring a claim for a court order where the company's affairs have been or are being conducted in a manner that is unfairly prejudicial to some of its shareholders.	Under Delaware law, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:

•

state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiffs shares thereafter devolved on the plaintiff by operation of law; and

•

allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff's failure to obtain the action; or

•

state the reasons for not making the effort.

Additionally, the plaintiff must remain a stockholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery.

England and Wales	Delaware
Inspection of Books and Records	Under the Companies Act 2006, shareholders have rights including the right to:

•

inspect and obtain copies (for a fee) of the minutes of all general meetings of the company and all resolutions of members passed other than at a general meeting;

•

inspect copies of the register of members, register of directors, register of secretaries and other statutory registers maintained by the company;

•

receive copies of the company's annual report and accounts for each financial year;

•

receive notices of general meetings of the company.

A company's articles of association must be registered at Companies House and are therefore open to public inspection.

Shareholders do not have any right to inspect board minutes of the company.

Under Delaware law, any stockholder, in person or by attorney or other agent, does, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose, and to make copies and extracts from:

(i) the corporation's stock ledger, a list of its stockholders, and its other books and records; and

(ii) a subsidiary's books and records, to the extent that:

(a)  the corporation has actual possession and control of such records of such subsidiary; or

(b)  the corporation could obtain such records through the exercise of control over such subsidiary, provided that as of the date of the making of the demand:

(1)  the stockholder inspection of such books and records of the subsidiary would not constitute a breach of an agreement between the corporation or the subsidiary and a person or persons not affiliated with the corporation; and

(2)  the subsidiary would not have the right under the law applicable to it to deny the corporation access to such books and records upon demand by the corporation.

	England and Wales	Delaware
Amendments of Constituent Documents	Under the Companies Act 2006, companies may only alter their articles of association by way of passing a special resolution of shareholders in general meeting.	Under Delaware law, corporation may amend its certificate of incorporation, from time to time, in any and as many respects as may be desired, so long as its certificate of incorporation as amended would contain only such provisions as it would be lawful and proper to insert in an original certificate of incorporation filed at the time of the filing of the amendment; and, if a change in stock or the rights of stockholders, or an exchange, reclassification, subdivision, combination or cancellation of stock or rights of stockholders is to be made, such provisions as may be necessary to effect such change, exchange, reclassification, subdivision, combination or cancellation.

The board of directors must adopt a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for the consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders. A majority of the outstanding shares entitled to vote thereon and a majority of the outstanding shares of each class entitled to vote thereon as a class must vote in favor of the amendment.

England and Wales	Delaware
The holders of the outstanding shares of a class must be entitled to vote as a class upon a proposed amendment, whether or not entitled to vote thereon by the certificate of incorporation, if the amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely.

Sale of Unregistered Securities

              Upon our formation, we issued 50,000 of our ordinary shares, par value £1 per share (the "Subscriber Shares"), to Huntsman International (Netherlands) B.V., an indirect wholly-owned subsidiary of Huntsman. On June 30, 2017, (a) Huntsman International (Netherlands) B.V. transferred the Subscriber Shares to Huntsman International, and (b) we issued 50,000 redeemable shares, par value £1 per share, and one ordinary share, par value $1 per share, to Huntsman International, all of which (including the Subscriber Shares) were repurchased by us prior to the consummation of the offering. Prior to the consummation of our IPO, we issued 106,271,712 ordinary shares, par value $0.001 per share, to Huntsman, which held such shares through its wholly-owned subsidiaries Huntsman International and the selling shareholder. Immediately prior to the completion of our IPO, Huntsman International and the selling shareholder were our sole shareholders. Following the completion of our IPO, Huntsman holds its Venator shares through the selling shareholder. Each issuance of shares made prior to the issuance of shares in our IPO was made pursuant to the exemption from registration in Section 4(a)(2) of the Securities Act because the offer and issuance of the ordinary shares did not involve a public offering.

Listing

              Our ordinary shares are listed on the NYSE under the ticker symbol "VNTR."

SHARES ELIGIBLE FOR FUTURE SALE

              Prior to our IPO, there was no public market for our ordinary shares.

Sale of Restricted Securities

              Prior to and following this offering, we will have outstanding 106,283,070 ordinary shares regardless of whether the underwriters exercise their option to purchase additional ordinary shares. Of these shares, the 22,700,000 shares sold in our IPO are, and the 18,000,000 shares (or 20,700,000 shares if the underwriters exercise their option to purchase additional ordinary shares in full) sold in this offering will be, freely tradable without restriction under the Securities Act, unless purchased by our "affiliates" as that term is defined in Rule 144. The remaining ordinary shares that are outstanding are "restricted securities" within the meaning of Rule 144. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration under Rule 144, which is summarized below. Subject to the lock-up agreements described below, shares held by our affiliates that are not restricted securities may be sold subject to compliance with Rule 144 without regard to the prescribed one-year holding period under Rule 144. Huntsman has advised us that it intends to continue to monetize its retained ownership stake in Venator following this offering. Subject to prevailing market and other conditions (including the terms of Huntsman's lock-up agreements), this future monetization may be effected in additional follow-on capital markets transactions or block transactions that permit an orderly distribution of Huntsman's retained shares.

Rule 144

              In general, under Rule 144, as in effect on the date of this prospectus, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least six months, will be entitled to sell in any three-month period, a number of shares that does not exceed the greater of:

  •
  1% of the number of ordinary shares then outstanding; or

  •
  the average weekly trading volume of our ordinary shares on the NYSE during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the SEC.

              Sales pursuant to Rule 144 are subject to provisions relating to notice, manner of sale and the availability of current public information about us.

              In addition, under Rule 144, a person, or persons whose shares must be aggregated, who is not currently an affiliate of ours, and who has not been an affiliate of ours for at least 90 days before the sale, and who has beneficially owned the shares proposed to be sold for at least six months is entitled to sell the shares without restriction, provided that until the shares have been held for at least one year, they may only be sold subject to the availability of current public information about us.

Rule 701

              In general, Rule 701 of the Securities Act, as currently in effect, provides that any of our employees, consultants or advisors who purchased our ordinary shares in connection with a compensatory share or option plan or other written agreement relating to compensation is eligible to resell those shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions provided in Rule 144, including the holding period requirements.

Lock-Up Arrangements

              In connection with our IPO, we, our directors and executive officers at the time of our IPO, Huntsman International and the selling shareholder each entered into a lock-up agreement and thereby are subject to a lock-up period, meaning that they and their permitted transferees are not permitted to sell any of our ordinary shares for 180 days after the date of our IPO prospectus, without the prior consent of three of the four representatives of the underwriters to our IPO. Subject to applicable U.S. federal and state securities laws, after the expiration of the 180 day waiting period (or before, with consent of the underwriters to our IPO), the selling shareholder may sell any and all of our ordinary shares that it beneficially owns or distribute, or exchange, any or all of such ordinary shares to, or with, its stockholders. We have obtained a waiver from our lock-up agreement to submit this registration statement, and we and the selling shareholder expect to seek an additional waiver to conduct this offering, but the 180 day waiting period otherwise remains in effect.

              In connection with this offering, we, our directors and executive officers and the selling shareholder have each agreed to enter into a lock-up agreement described in "Underwriting" that restricts the sale of our ordinary shares for a period of 90 days after the date of this prospectus. Three of the four representatives of the underwriters may consent to the release of any of our ordinary shares subject to these lock-up agreements at any time without notice. Following the lock-up period, substantially all of the ordinary shares that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Registration Rights

              Prior to the consummation of our IPO, we entered into a registration rights agreement with Huntsman pursuant to which we granted Huntsman certain registration rights with respect to our ordinary shares owned by them. For more information, see "Certain Relationships and Related Party Transactions." Pursuant to the lock-up arrangements described above, Huntsman and its affiliates have agreed not to exercise those rights during the lock-up period without the prior written consent of the representatives, on behalf of the underwriters.

Shares Issued Under Employee Plans

              We filed a registration statement on Form S-8 under the Securities Act to register shares issuable under our equity incentive plan following our IPO. Shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described above.

 MATERIAL TAX CONSIDERATIONS

Material U.S. Federal Income Tax Considerations

              The following is a summary of certain material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of our ordinary shares by a U.S. holder (as defined below). This summary addresses only the U.S. federal income tax considerations for U.S. holders that are initial purchasers of our ordinary shares pursuant to the offering and that will hold such ordinary shares as capital assets for U.S. federal income tax purposes. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. holder. This summary does not address tax considerations applicable to a holder of ordinary shares that may be subject to special tax rules including, without limitation, the following:

  •
  banks, financial institutions or insurance companies;

  •
  brokers, dealers or traders in securities, currencies, commodities, or notional principal contracts;

  •
  tax-exempt organizations, retirement plans, individual retirement accounts and other tax-deferred accounts;

  •
  real estate investment trusts, regulated investment companies or grantor trusts;

  •
  persons that hold our ordinary shares as part of a hedge, straddle, conversion, constructive sale or other "synthetic security" or integrated transaction;

  •
  partnerships (including entities or arrangements classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or persons that will hold our ordinary shares through such an entity;

  •
  certain former citizens or former long term residents of the United States; and

  •
  holders that have a "functional currency" for U.S. federal income tax purposes other than the U.S. dollar.

              Further, this summary does not address the U.S. federal estate, gift, or alternative minimum tax considerations, or any U.S. state, local, or non-U.S. tax considerations of the acquisition, ownership and disposition of our ordinary shares.

              This description is based on the Code; existing, proposed and temporary U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof. All the foregoing is subject to change, which change could apply retroactively, and to differing interpretations, all of which could affect the tax considerations described below. Congress has issued tax reform proposals. We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this summary. In addition, there can be no assurances that the IRS will not take a contrary or different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that such a position would not be sustained by a court. Holders should consult their own tax advisors concerning the U.S. federal, state, local and non-U.S. tax consequences of acquiring, owning, and disposing of our ordinary shares in their particular circumstances.

              As used herein, a "U.S. holder" is a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the U.S.;

  •
  a corporation, or other entity that is treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S., any state thereof, or the District of Columbia;

  •
  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in place to be treated as a U.S. person for U.S. federal income tax purposes.

              If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our ordinary shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our ordinary shares to consult their tax advisors regarding the U.S. federal income tax considerations of the acquisition, ownership and disposition of our ordinary shares by such partnership.

              As indicated below, this discussion is subject to U.S. federal income tax rules applicable to a PFIC.

              PERSONS CONSIDERING AN INVESTMENT IN OUR ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO THEM RELATING TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING THE APPLICABILITY OF U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY POTENTIAL FUTURE CHANGES THERETO) AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY STATE, LOCAL AND NON-U.S. TAX LAWS.

Tax Residence of the Company for U.S. Federal Income Tax Purposes.

              For U.S. federal tax purposes, a corporation is generally considered to be a tax resident of the jurisdiction of its organization or incorporation. Because we are incorporated under the laws of the U.K., we would be classified as a foreign corporation under these rules. Section 7874 of the Code provides an exception to this general rule under which a foreign incorporated entity may, in certain circumstances, be classified as a U.S. corporation for U.S. federal tax purposes.

              Under Section 7874, a corporation created or organized outside the U.S. (i.e., a foreign corporation) will nevertheless be treated as a U.S. corporation for U.S. federal tax purposes if (i) the foreign corporation directly or indirectly acquires substantially all of the properties held directly or indirectly by a U.S. corporation (including through an acquisition of the outstanding shares of the U.S. corporation), or the "Substantially All Test", (ii) the former shareholders of the acquired U.S. corporation hold at least 80% (by either vote or value) of the shares of the foreign acquiring corporation after the acquisition by reason of holding shares in the acquired U.S. corporation (including the receipt of the foreign corporation's shares in exchange for the U.S. corporation's shares), or the "80% Ownership Test", and (iii) the foreign corporation's "expanded affiliated group" does not have substantial business activities in the foreign corporation's country of organization or incorporation relative to such expanded affiliated group's worldwide activities. For purposes of Section 7874, acquisitions of multiple U.S. corporations (and/or substantially all of the assets of multiple U.S. corporations) by a foreign corporation, if treated as part of a plan or series of related transactions, may be treated as a single acquisition, in which case all shares of the foreign acquiring corporation received by the shareholders of the U.S. corporations would be aggregated for purposes of the 80% Ownership Test. Where, pursuant to the same transaction, stock of the foreign acquiring corporation is received in exchange for stock of a U.S. corporation as well as other property, the portion of the stock of the foreign acquiring corporation received in exchange for the stock of the U.S. corporation is determined based on the relative value of the stock of the U.S. corporation compared with the aggregate value of such stock and such other property.

              As part of the internal reorganization, we acquired assets, including stock of U.S. subsidiaries and assets previously held by U.S. corporations, from affiliates of Huntsman. It is not expected that Section 7874 will cause us or any of our affiliates to be treated as a U.S. corporation for U.S. tax purposes as a result of such acquisitions because, among other things, under Section 7874 and the Treasury Regulations promulgated thereunder, the 80% Ownership Test should not be satisfied. However, the law and Treasury Regulations promulgated under Section 7874 are relatively new, complex and somewhat unclear, and there is limited guidance regarding the application of Section 7874. Moreover, the rules for applying Section 7874 are dependent upon the subjective valuation of certain of our U.S. assets and non-U.S. assets.

              Accordingly, there can be no assurance that the IRS will not challenge our status or the status of any of our foreign affiliates as a foreign corporation under Section 7874 or that such challenge would not be sustained by a court. If the IRS were to successfully challenge such status under Section 7874, we and our affiliates could be subject to substantial additional U.S. federal income tax liability. The remainder of this discussion assumes that the Company will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874.

Distributions

              Although we do not currently plan to pay dividends, and subject to the discussion in "—Passive Foreign Investment Company Considerations", below, the gross amount (before reduction for any amounts withheld in respect of foreign withholding tax) of distributions actually or constructively received by a U.S. holder with respect to our ordinary shares will be taxable as dividends to the extent paid out of our current and accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends generally will be includible in a U.S. holder's gross income in accordance with the U.S. holder's method of accounting for U.S. federal income tax purposes. Distributions in excess of earnings and profits will then be non-taxable to the U.S. holder to the extent of, and will be applied against and correspondingly reduce, the U.S. holder's adjusted tax basis in the ordinary shares. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as either long-term or short-term capital gain depending upon whether the U.S. holder has held the ordinary shares for more than one year as of the time such distribution is received. However, since we do not calculate (and do not intend to calculate) our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above because U.S. federal income tax rules assume we will have sufficient earnings and profits.

              Non-corporate U.S. holders may qualify for the preferential rates of taxation with respect to dividends on ordinary shares applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) applicable to qualified dividend income (as discussed below) if we are a "qualified foreign corporation" and certain other requirements (discussed below) are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on ordinary shares which are readily tradable on an established securities market in the United States. Our ordinary shares are listed on the NYSE, which is an established securities market in the U.S., and we expect the ordinary shares to be readily tradable on the NYSE. However, there can be no assurance that the ordinary shares will be considered readily tradable on an established securities market in the U.S. in later years. Subject to the discussion in "—Passive Foreign Investment Company Considerations", below, such dividends will generally be "qualified dividend income" in the hands of individual U.S. holders, provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. The dividends will not be eligible for the dividends-received deduction generally allowed to corporate U.S. holders.

              A U.S. holder generally may claim the amount of any U.K. withholding tax as either a deduction from gross income or a credit against U.S. federal income tax liability. The U.K. currently does not have a dividend withholding tax but there is no assurance that a dividend withholding tax will not be enacted following this offering. However, the foreign tax credit is subject to numerous complex limitations that must be determined and applied on an individual basis. Generally, the credit cannot exceed the proportionate share of a U.S. holder's U.S. federal income tax liability that such U.S. holder's foreign source taxable income bears to such U.S. holder's worldwide taxable income. In applying this limitation, a U.S. holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." In addition, this limitation is calculated separately with respect to specific categories of income. Each U.S. holder should consult its own tax advisors regarding the foreign tax credit rules.

              In general, the amount of a distribution paid to a U.S. holder in a foreign currency will be the dollar value of the foreign currency calculated by reference to the exchange rate in effect on the date the dividend is includible in the U.S. holder's income, regardless of whether the payment is in fact converted into U.S. dollars at that time. Generally, a U.S. holder should not recognize any foreign currency gain or loss if the foreign currency is converted into dollars on the date the payment is received. However, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. holder includes the dividend payment in income to the date such U.S. holder actually converts the payment into dollars will be treated as ordinary income or loss. That currency exchange income or loss (if any) generally will be income or loss from U.S. sources for foreign tax credit limitation purposes.

Sale, Exchange or Other Taxable Disposition of Ordinary Shares

              A U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes upon the sale, exchange or other taxable disposition of our ordinary shares in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or exchange and the U.S. holder's tax basis for those ordinary shares. Subject to the discussion in "—Passive Foreign Investment Company Considerations" below, this gain or loss will generally be a capital gain or loss. The adjusted tax basis in the ordinary shares generally will be equal to the cost of such ordinary shares paid by the U.S. holder. Capital gain from the sale, exchange or other taxable disposition of the ordinary shares of a non-corporate U.S. holder is generally eligible for a preferential rate of taxation applicable to capital gains, if the non-corporate U.S. holder's holding period determined at the time of such sale, exchange or other taxable disposition for such ordinary shares exceeds one year (i.e., such gain is long-term taxable gain). The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

              For a cash basis taxpayer, units of foreign currency paid or received are translated into U.S. dollars at the spot rate on the settlement date of the purchase or sale. In that case, no foreign currency exchange gain or loss will result from currency fluctuations between the trade date and the settlement date of such a purchase or sale. An accrual basis taxpayer, however, may elect the same treatment required of cash basis taxpayers with respect to purchases and sales of the ordinary shares that are traded on an established securities market, provided the election is applied consistently from year to year. Such election may not be changed without the consent of the IRS. For an accrual basis taxpayer who does not make such election, units of foreign currency paid or received are translated into U.S. dollars at the spot rate on the trade date of the purchase or sale. Such an accrual basis taxpayer may recognize exchange gain or loss based on currency fluctuations between the trade date and the settlement date. Any foreign currency gain or loss a U.S. holder realizes will be U.S. source ordinary income or loss.

Net Investment Income Tax

              Certain U.S. holders that are individuals, estates or trusts may be subject to a 3.8% tax on all or a portion of their "net investment income," which may include all or a portion of their dividend income and net gains from the disposition of our ordinary shares. Each U.S. holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the net investment income tax to its income and gains in respect of its investment in the ordinary shares.

Passive Foreign Investment Company Considerations

              If we are classified as a PFIC in any taxable year, a U.S. holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

              A corporation organized outside the U.S. generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of its subsidiaries, either: (i) at least 75% of its gross income is "passive income" or (ii) at least 50% of the average quarterly value of its total gross assets (which, assuming our stock is publicly-traded for the year being tested, would be measured by the fair market value of our assets) is attributable to assets that produce "passive income" or are held for the production of "passive income."

              Based on the composition of our assets, income and a review of our activities we do not believe that we currently are a PFIC, and we do not expect to become a PFIC in future taxable years. However, our status in any taxable year will depend on our assets, income and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable years. If we were a PFIC for any taxable year while a taxable U.S. holder held our ordinary shares, such U.S. holder would generally be taxed at ordinary income rates on any gain recognized from the sale or exchange of our ordinary shares and on any dividends treated as "excess distributions" and interest charges generally applicable to underpayments of tax should apply to any taxes payable.

              If we are determined to be a PFIC, U.S. holders may be able to make certain elections that could alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment of the ordinary shares. Such elections include a "mark to market" election, a "deemed sale" election, and a "qualified electing fund" election. We may or may not be able to provide the information required to make any such elections, and U.S. holders should therefore not assume that any particular election will be available to them.

              If we are determined to be a PFIC, the general tax treatment for U.S. holders described in this section would apply to indirect distributions and gains deemed to be realized by U.S. holders in respect of any of our subsidiaries that also may be determined to be PFICs.

              If a U.S. holder owns ordinary shares during any taxable year in which we are a PFIC, the U.S. holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the Company, generally with the U.S. holder's federal income tax return for that taxable year. If we were a PFIC for a given taxable year, then you should consult your tax advisor concerning your annual filing requirements.

              The U.S. federal income tax rules relating to PFICs are complex. Prospective U.S. investors are urged to consult their own tax advisors with respect to the acquisition, ownership and disposition of our ordinary shares, the consequences to them of an investment in a PFIC, any elections available with respect to the ordinary shares and the IRS information reporting obligations with respect to the acquisition, ownership and disposition of the ordinary shares.

Backup Withholding and Information Reporting

              U.S. holders generally will be subject to information reporting requirements with respect to dividends on our ordinary shares and on the proceeds from the sale, exchange or disposition of our ordinary shares that are paid within the U.S. or through U.S.-related financial intermediaries, unless the U.S. holder is an "exempt recipient." In addition, U.S. holders may be subject to backup withholding on such payments, unless the U.S. holder provides a taxpayer identification number and a duly executed IRS Form W-9 (or other successor form) or otherwise establishes an exemption. Backup withholding is not an additional tax, and the amount of any backup withholding will be allowed as a credit against a U.S. holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Certain Reporting Requirements With Respect to Payments of Offer Price

              U.S. holders paying more than U.S. $100,000 for our ordinary shares generally may be required to file IRS Form 926 reporting the payment of the offer price for the ordinary shares. Substantial penalties may be imposed upon a U.S. holder that fails to comply. For purposes of determining the total dollar value of ordinary shares purchased by a U.S. Holder in this offering, ordinary shares purchased by certain related parties (including family members) are included. Each U.S. holder should consult its own tax advisor as to the possible obligation to file IRS Form 926.

Foreign Asset Reporting

              Certain U.S. holders who are individuals (and, to the extent specified in applicable U.S. Treasury regulations, certain U.S. holders that are entities and certain non-U.S. holders) are required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. Substantial penalties apply to any failure to file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Also, in the event a U.S. holder does not file IRS Form 8938 or fails to report a specified foreign financial asset that is required to be reported, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. holder for the related tax year may not close before the date which is three years after the date on which the required information is filed. U.S. holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares.

              THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE

TAX CONSEQUENCES TO IT OF AN INVESTMENT IN OUR ORDINARY SHARES IN LIGHT OF THE INVESTOR'S OWN CIRCUMSTANCES.

Material U.K. Tax Considerations

              The following paragraphs relate only to persons who are resident for tax purposes in (and only in) the U.K. (except to the extent that the position of non-U.K. resident persons is expressly referred to herein). They describe certain U.K. tax consequences relating to the holding of our ordinary shares and are based on current U.K. tax law and HMRC published practice applying as of the date of this prospectus (both of which are subject to change at any time, possibly with retrospective effect). They do not constitute legal or tax advice and do not purport to be a complete analysis of all U.K. tax considerations relating to the holding of our ordinary shares. They relate only to persons who are absolute beneficial owners of our ordinary shares.

              These paragraphs may not relate to certain classes of holders of our ordinary shares, such as (but not limited to):

  •
  persons who are connected with the Company;

  •
  insurance companies;

  •
  charities;

  •
  collective investment schemes;

  •
  pension schemes;

  •
  brokers or dealers in securities or persons who hold ordinary shares otherwise than as an investment;

  •
  persons who have (or are deemed to have) acquired their ordinary shares by virtue of an office or employment or who are or have been officers or employees of the Company or any of its affiliates; and

  •
  individuals who are subject to U.K. taxation on a remittance basis.

              These paragraphs do not describe all of the circumstances in which holders of our ordinary shares may benefit from an exemption or relief from U.K. taxation. It is recommended that all holders of our ordinary shares obtain their own tax advice. In particular, non-U.K. resident or domiciled persons are advised to consider the potential impact of any relevant double tax agreements.

              The statements below relating to U.K. stamp duty and SDRT are subject to the comments made in the section entitled "Risk Relating to Our Ordinary Shares—Transfers of our shares may be subject to stamp duty or stamp duty reserve tax in the U.K., which would increase the cost of dealing in our shares" of this prospectus.

Taxation of Dividends

Withholding Tax

              Dividends paid by the Company will not be subject to any withholding or deduction for or on account of U.K. tax, irrespective of the residence or particular circumstances of the recipient shareholders.

Income Tax

              An individual holder of our ordinary shares who is resident for tax purposes in the U.K. may, depending on his or her particular circumstances, be subject to U.K. tax on dividends received from the

Company. An individual holder of our ordinary shares who is not resident for tax purposes in the U.K. should not be chargeable to U.K. income tax on dividends received from the Company unless he or she carries on (whether solely or in partnership) any trade, profession or vocation in the U.K. through a branch or agency to which the ordinary shares are attributable. There are certain exceptions for trading in the U.K. through independent agents, such as some brokers and investment managers.

              An individual holder who is resident for tax purposes in the U.K. and who receives a dividend in the tax year 2017/2018 will be entitled to a tax-free annual allowance of £5,000. The annual dividend allowance will be reduced from £5,000 to £2,000 from the tax years 2018/2019 onwards. Any dividend income received by such individual U.K. holder in excess of this tax-free allowance will be taxed at rates of 7.5%, 32.5%, and 38.1% for basic rate, higher rate, and additional rate taxpayers respectively. Dividend income that is within the allowance will count towards an individual's basic or higher rate limits. Dividend income will be treated as the top slice of an individual's income.

Corporation Tax

              Corporate holders of our ordinary shares that are resident for tax purposes in the U.K. or which carry on a trade in the U.K. through a permanent establishment to which the ordinary shares are attributable should not be subject to U.K. corporation tax on any dividend received from the Company so long as the dividends fall within an exempt class, which should be the case, although certain conditions must be met (including anti-avoidance conditions).

Taxation of Disposals

              A disposal of our ordinary shares by a shareholder resident for tax purposes in the U.K. may, depending on the shareholder's circumstances and subject to any available exemptions or reliefs, give rise to a chargeable gain or an allowable loss for the purposes of U.K. capital gains tax or U.K. corporation tax on chargeable gains (collectively, "CGT").

              If an individual holder of our ordinary shares, who is subject to U.K. income tax at either the higher or the additional rate becomes liable to U.K. capital gains tax on the disposal of ordinary shares, the applicable rate will be 20% (2017/18). For an individual holder of our ordinary shares who is subject to U.K. income tax at the basic rate and liable to U.K. capital gains tax on such disposal, the applicable rate would be 10% (2017/18), save to the extent that any capital gains exceed the unused basic rate tax band. In that case, the rate applicable to the excess would be 20% (2017/18).

              If a corporate holder of our ordinary shares, including a corporate holder which carries on a trade in the U.K. through a permanent establishment to which the ordinary shares are attributable, becomes liable to U.K. corporation tax on the disposal of the ordinary shares, the main rate of U.K. corporation tax (currently 19%) would apply. An indexation allowance may be available to such a holder to give an additional deduction based on the indexation of its base cost in the shares by reference to U.K. retail price inflation over its holding period. An indexation allowance can only reduce a gain on a future disposal, and cannot create a loss.

              A holder of our ordinary shares that is not resident for tax purposes in the U.K. should not normally be liable to CGT on a disposal of ordinary shares. However, an individual holder of our ordinary shares who has ceased to be resident for tax purposes in the U.K. for a period of five years or less and who disposes of ordinary shares during that period may be liable on his or her return to the U.K. to U.K. tax on any capital gain realized (subject to any available exemption or relief).

Stamp Duty and SDRT

              The discussion below relates to holders of our ordinary shares wherever resident.

              Transfers of our ordinary shares within a clearance service or depositary receipt system should not give rise to a liability to U.K. stamp duty or SDRT, provided that no instrument of transfer is entered into and that no election that applies to the ordinary shares is, or has been, made by the clearance service under Section 97A of the U.K. Finance Act 1986. It is understood that HMRC regards the facilities of DTC as a clearance service for these purposes and we are not aware of any relevant election under Section 97A of the U.K. Finance Act 1986 being made.

              Transfers of our ordinary shares within a clearance service where an election has been made by the clearance service under Section 97A of the U.K. Finance Act 1986 will generally be subject to SDRT (rather than U.K. stamp duty) at the rate of 0.5% of the amount or value of the consideration.

              Transfers of our ordinary shares that are held in certificated form will generally be subject to U.K. stamp duty at the rate of 0.5% of the consideration given (rounded up to the nearest £5). An exemption from U.K. stamp duty is available for a written instrument transferring an interest in shares where the amount or value of the consideration is £1,000 or less, and it is certified on the instrument that the transaction effected by the instrument does not form part of a larger transaction or series of transactions for which the aggregate consideration exceeds £1,000. SDRT may be payable on an agreement to transfer such shares, generally at the rate of 0.5% of the consideration given in money or money's worth under the agreement to transfer the shares. This charge to SDRT would be discharged if an instrument of transfer is executed pursuant to the agreement which gave rise to SDRT and U.K. stamp duty is duly paid on the instrument transferring the shares within six years of the date on which the agreement was made or, if the agreement was conditional, the date on which the agreement became unconditional.

              If our ordinary shares (or interests therein) are transferred (in the case of U.K. stamp duty) or issued or transferred (in the case of U.K. SDRT) to, or to a nominee or agent for, a person whose business is or includes the provision of clearance services or issuing depositary receipts, U.K. stamp duty or SDRT is provided for under U.K. legislation at the rate of 1.5% of the amount or value of the consideration given or, in certain circumstances, the value of the shares (save to the extent that an election has been made under Section 97A of the U.K. Finance Act 1986). However, following litigation, HMRC have confirmed that they will no longer seek to apply the 1.5% SDRT charge on such an issue of shares or securities on the basis that the charge is not compatible with EU law. HMRC's view is that the 1.5% SDRT or stamp duty charge will continue to apply to such a transfer of shares or securities to a clearance service or depositary receipt system where the transfer is not an integral part of an issue of share capital. This liability for U.K. stamp duty or SDRT will strictly be accountable by the clearance service or depositary receipt system, as the case may be, but will, in practice, generally be reimbursed by participants in the clearance service or depositary receipt system.

UNDERWRITING

              Each of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC is a representative (collectively, "the representatives") of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we and the selling shareholder have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling shareholder, the number of ordinary shares set forth opposite its name below.

Underwriter	Number of Ordinary Shares
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Citigroup Global Markets Inc.
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Total	18,000,000

              Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the ordinary shares sold under the underwriting agreement if any of these ordinary shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

              We and the selling shareholder have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

              The underwriters are offering the ordinary shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the ordinary shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. The underwriters may offer and sell the ordinary shares through certain of their respective affiliates.

Commissions and Discounts

              The representatives have advised us and the selling shareholder that the underwriters propose initially to offer the ordinary shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $            per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

              The following table shows the public offering price, underwriting discount and proceeds before expenses to the selling shareholder. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional ordinary shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to Huntsman	$	$	$

              The expenses of the offering, not including the underwriting discount, are estimated at approximately $1.1 million and are payable by us.

              We have agreed to reimburse the underwriters for certain out-of-pocket expenses of the underwriters, including the reasonable fees, disbursements and expenses of counsel in connection with required review by the Financial Industry Regulatory Authority, in an amount not to exceed $            .

Option to Purchase Additional Ordinary Shares

              The selling shareholder has granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 2,700,000 additional ordinary shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional ordinary shares proportionate to that underwriter's initial amount reflected in the above table.

No Sales of Similar Securities

              We, our directors and executive officers, and the selling shareholder have agreed not to sell or transfer any ordinary shares or securities convertible into, exchangeable for, exercisable for, or repayable with ordinary shares, for 90 days after the date of this prospectus without first obtaining the written consent of three of the four of the representatives. Specifically, we and these other persons have agreed, with certain limited exceptions noted below and otherwise, not to directly or indirectly

  •
  offer, pledge, sell or contract to sell any ordinary shares,

  •
  sell any option or contract to purchase any ordinary shares,

  •
  purchase any option or contract to sell any ordinary shares,

  •
  grant any option, right or warrant for the sale of any ordinary shares,

  •
  otherwise dispose of or transfer any ordinary shares,

  •
  request or demand that we file a registration statement related to the ordinary shares, or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any ordinary shares whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

              However, subject to other limited exceptions, the foregoing restrictions do not apply to our transfer (subject to certain limited conditions) of any of our share capital or securities convertible into or exercisable or exchangeable for such share capital as payment of any part of the purchase price for the acquisition of the securities, business, property or other assets of another person or entity, provided, that, (i) in the aggregate, such securities shall not exceed 10% of the outstanding share capital of the Company immediately following completion of this offering and (ii) the recipient of any such securities shall agree in writing to be bound by the same terms described in the lock-up agreement to the extent and for the duration that such terms remain in effect at the time of the transfer.

              These lock-up provisions apply to ordinary shares and to securities convertible into or exchangeable or exercisable for or repayable with ordinary shares. They also apply to ordinary shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

New York Stock Exchange Listing

              Our ordinary shares are listed on the NYSE under the symbol "VNTR."

              The underwriters do not expect to sell more than 5% of the ordinary shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

              Until the distribution of the ordinary shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our ordinary shares. However, the representatives may engage in transactions that stabilize the price of the ordinary shares, such as bids or purchases to peg, fix or maintain that price.

              In connection with the offering, the underwriters may purchase and sell our ordinary shares in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional ordinary shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional ordinary shares or purchasing ordinary shares in the open market. In determining the source of ordinary shares to close out the covered short position, the underwriters will consider, among other things, the price of ordinary shares available for purchase in the open market as compared to the price at which they may purchase ordinary shares through the option granted to them. "Naked" short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ordinary shares made by the underwriters in the open market prior to the completion of the offering.

              The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ordinary shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

              Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

              Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ordinary shares. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

              In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

              Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

              In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

              Huntsman has informed us that it currently expects to use substantially all of the net proceeds of this offering to repay borrowings under certain Huntsman credit facilities. Certain of the underwriters or their affiliates are lenders, or agents or managers for the lenders, under certain Huntsman credit facilities and may receive proceeds as a result of repayment by Huntsman of these credit facilities. See "Use of Proceeds." No underwriter or its affiliate is expected to receive 5% or more of the net proceeds from this offering.

European Economic Area

              In relation to each member state of the European Economic Area, no offer of ordinary shares which are the subject of the offering has been, or will be made, to the public in that member state of the European Economic Area ("Member State"), other than under the following exemptions under the Prospectus Directive:

  (a)
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  (b)
  to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

  (c)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of ordinary shares referred to in (a) to (c) above shall result in a requirement for the Company or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

              Each person located in a Member State to whom any offer of ordinary shares is made or who receives any communication in respect of an offer of ordinary shares, or who initially acquires any ordinary shares will be deemed to have represented, warranted, acknowledged and agreed to and with each representative and the Company that (1) it is a "qualified investor" within the meaning of the law in that Member State implementing Article 2(1)(e) of the Prospectus Directive; and (2) in the case of any ordinary shares acquired by it as a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, the ordinary shares acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives have been given to the offer or resale; or where ordinary shares have been acquired by it on behalf of persons in any Member State other than qualified investors, the offer of those ordinary shares to it is not treated under the Prospectus Directive as having been made to such persons.

              The Company, the representative and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

              This prospectus has been prepared on the basis that any offer of ordinary shares in any Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the representatives have authorized, nor do they authorize, the making of any offer of ordinary shares in circumstances in which an obligation arises for the Company or the representatives to publish a prospectus for such offer.

              For the purposes of this provision, the expression an "offer of ordinary shares to the public" in relation to any ordinary shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe the ordinary shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (as amended) and includes any relevant implementing measure in each Member State.

              The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the U.K.

              In addition, in the U.K., this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are "qualified investors" (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This document must not be acted on or relied on in the U.K. by persons who are not relevant persons. In the U.K., any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

              The ordinary shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange ("SIX") or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the ordinary shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

              Neither this document nor any other offering or marketing material relating to the offering, the Company, the ordinary shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of ordinary shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of ordinary shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes ("CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of ordinary shares.

Notice to Prospective Investors in the Dubai International Financial Centre

              This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority ("DFSA"). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The ordinary shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ordinary shares offered should conduct their own due diligence on the ordinary shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

              No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the "Corporations Act"), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

              Any offer in Australia of the ordinary shares may only be made to persons (the "Exempt Investors") who are "sophisticated investors" (within the meaning of section 708(8) of the Corporations Act), "professional investors" (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ordinary shares without disclosure to investors under Chapter 6D of the Corporations Act.

              The ordinary shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring ordinary shares must observe such Australian on-sale restrictions.

              This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

              The ordinary shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the ordinary shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

              The ordinary shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, "Japanese Person" shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

              This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of ordinary shares may not be circulated or distributed, nor may the ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

              Where the ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  (a)
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  (b)
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ordinary shares pursuant to an offer made under Section 275 of the SFA except:

  (a)
  to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

  (b)
  where no consideration is or will be given for the transfer;

  (c)
  where the transfer is by operation of law;

  (d)
  as specified in Section 276(7) of the SFA; or

  (e)
  as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Canada

              The ordinary shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ordinary shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

              Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

              Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

 LEGAL MATTERS

              The validity of our ordinary shares offered by this prospectus will be passed upon for us by Vinson & Elkins R.L.L.P., London, England. Certain legal matters in connection with this offering will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas and for the underwriters by Shearman & Sterling LLP, New York, New York.

EXPERTS

              The combined financial statements and the related financial statement schedule of Venator Materials PLC and subsidiaries as of December 31, 2016 and 2015, and for each of the years ended December 31, 2016, 2015 and 2014, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and the financial statement schedule and includes explanatory paragraphs relating to the allocations of direct and indirect corporate expenses from Huntsman as described in Note 1, the correction of an error as described in Note 25 and the effects of the discontinued operations as described in Note 26 to the combined financial statements and to the effects of losses per share as described in Note 27). Such financial statements and financial statement schedule have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

              The combined financial statements of Titanium Dioxide Pigments and Other Businesses of Rockwood Holdings, Inc. as of December 31, 2013 and 2012, and for the years ended December 31, 2013 and 2012, included in this prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

              We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to ordinary shares the selling shareholder is offering to sell. This prospectus, which constitutes part of the registration statement, does not contain all of the information contained in the registration statement and the exhibits thereto. For additional information relating to us and our ordinary shares, we refer you to the registration statement and its exhibits, which are on file at the offices of the SEC. Statements contained in this prospectus about the contents of any contract or other document referred to may not be complete, and in each instance, if we have filed the contract or document as an exhibit to the registration statement, we refer you to the copy of the contract or other documents so filed. We qualify each statement in all respects by the relevant reference.

              You may inspect and copy the registration statement and exhibits that we have filed with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the Public Reference Room. In addition, the SEC maintains an Internet site at www.sec.gov, from which you can electronically access the registration statement, including its exhibits.

              We maintain an Internet site at www.venatorcorp.com. We do not incorporate our Internet site, or the information contained on that site or connected to that site, into this prospectus or this registration statement.

              We are required to file annual and quarterly reports and other information with the SEC. You may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C., 20549. Please call 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our filings will also be available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

              We also make available free of charge on our website, all materials that we have filed electronically with the SEC, including our quarterly reports on Form 10-Q, current reports on Form 8-K, Section 16 reports and amendments to these reports as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the SEC. You also can obtain information about us at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

              You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this prospectus.

VENATOR MATERIALS PLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED AND COMBINED BALANCE SHEETS

(Unaudited)

	September 30, 2017	December 31, 2016
	(In millions, except par value)
ASSETS
Current assets:
Cash and cash equivalents(a)	$186	$29
Accounts receivable (net of allowance for doubtful accounts of $4 each)(a)	411	247
Accounts receivable from affiliates	9	243
Inventories(a)	431	426
Prepaid expenses	11	11
Other current assets	73	59
Current assets of discontinued operations	—	84

Total current assets	1,121	1,099
Property, plant and equipment, net(a)	1,264	1,178
Intangible assets, net(a)	21	23
Investment in unconsolidated affiliates	77	85
Deferred income taxes	200	142
Notes receivable from affiliates	—	57
Other noncurrent assets	41	35
Noncurrent assets of discontinued operations	—	42

Total assets	$2,724	$2,661

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable(a)	$319	$297
Accounts payable to affiliates	15	695
Accrued liabilities(a)	213	146
Current portion of debt(a)	4	10
Current liabilities of discontinued operations	—	27

Total current liabilities	551	1,175
Long-term debt	747	13
Long-term debt to affiliates	—	882
Deferred income taxes	9	12
Other noncurrent liabilities	328	324
Noncurrent payable to affiliates	73	—
Noncurrent liabilities of discontinued operations	—	78

Total liabilities	1,708	2,484
Commitments and contingencies (Notes 11 and 12)
Equity
Parent's net investment and advances	—	588
Ordinary shares $0.001 par value, 200 shares authorized, 106 and nil issued and 106 and nil outstanding, respectively	—	—
Additional paid-in capital	1,318	—
Accumulated deficit	(1)	—
Accumulated other comprehensive loss	(312)	(423)

Total Venator Materials PLC shareholders' equity	1,005	165
Noncontrolling interest in subsidiaries	11	12

Total equity	1,016	177

Total liabilities and equity	$2,724	$2,661

(a)
At September 30, 2017 and December 31, 2016, $6 and $4 of cash and cash equivalents, $7 and $6 of accounts receivable, (net), $1 each of inventories, $4 each of property, plant and equipment, (net), $18 and $20 of intangible assets, (net), $1 each of accounts payable, $3 and $4 of accrued liabilities, and $2 each of current portion of debt, respectively, from consolidated variable interest entities are included in the respective balance sheet captions above. See "Note 5. Variable Interest Entities."

See notes to unaudited condensed consolidated and combined financial statements.

VENATOR MATERIALS PLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
	(Dollars in millions, except per share amounts)
Trade sales, services and fees, net	$582	$532	$1,681	$1,648
Cost of goods sold	446	491	1,351	1,547
Operating expenses:
Selling, general and administrative (includes corporate allocations from Huntsman Corporation of $9, $27, $62 and $76, respectively)	51	55	159	168
Restructuring, impairment and plant closing costs	16	7	49	31
Other income, net	(6)	(22)	1	(33)

Total expenses	61	40	209	166

Operating income (loss)	75	1	121	(65)
Interest expense	(30)	(14)	(54)	(44)
Interest income	22	2	25	13
Other income	—	—	—	1

Income (loss) from continuing operations before income taxes	67	(11)	92	(95)
Income tax (expense) benefit	(14)	7	(26)	14

Income (loss) from continuing operations	53	(4)	66	(81)
Income from discontinued operations, net of tax	—	2	8	8

Net income (loss)	53	(2)	74	(73)
Net income attributable to noncontrolling interests	(2)	(3)	(8)	(8)

Net income (loss) attributable to Venator	$51	$(5)	$66	$(81)

Basic earnings (losses) per share:
Income (loss) from continuing operations attributable to Venator Materials PLC ordinary shareholders	$0.48	$(0.07)	$0.55	$(0.84)
Income from discontinued operations attributable to Venator Materials PLC ordinary shareholders	—	0.02	0.08	0.08

Net income (loss) attributable to Venator Materials PLC ordinary shareholders	$0.48	$(0.05)	$0.63	$(0.76)

Diluted earnings (losses) per share:
Income (loss) from continuing operations attributable to Venator Materials PLC ordinary shareholders	$0.48	$(0.07)	$0.54	$(0.84)
Income from discontinued operations attributable to Venator Materials PLC ordinary shareholders	—	0.02	0.08	0.08

Net income (loss) attributable to Venator Materials PLC ordinary shareholders	$0.48	$(0.05)	$0.62	$(0.76)

See notes to unaudited condensed consolidated and combined financial statements.

VENATOR MATERIALS PLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF
COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
	(Dollars in millions)
Net income (loss)	$53	$(2)	$74	$(73)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment	(4)	(30)	75	(91)
Pension and other postretirement benefits adjustments	8	4	36	16

Other comprehensive income (loss), net of tax	4	(26)	111	(75)

Comprehensive income (loss)	57	(28)	185	(148)
Comprehensive income attributable to noncontrolling interest	(2)	(3)	(8)	(8)

Comprehensive income (loss) attributable to Venator	$55	$(31)	$177	$(156)

See notes to unaudited condensed consolidated and combined financial statements.

VENATOR MATERIALS PLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF EQUITY

(Unaudited)

	Total Venator Materials PLC Equity
	Parent's Net Investment and Advances	Ordinary Shares	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Noncontrolling Interest in Subsidiaries	Total
	(Dollars in millions)
Balance, January 1, 2017	$588	$—	$—	$—	$(423)	$12	$177
Net income (loss)	67	—	—	(1)	—	8	74
Net changes in other comprehensive income	—	—	—	—	111	—	111
Dividends paid to noncontrolling interests	—	—	—	—	—	(9)	(9)
Net changes in parent's net investment and advances	663	—	—	—	—	—	663
Conversion of parent's net investment and advances to paid-in capital	(1,318)	—	1,318	—	—	—	—

Balance, September 30, 2017	$—	$—	$1,318	$(1)	$(312)	$11	$1,016

	Total Venator Materials PLC Equity
	Parent's Net Investment and Advances	Ordinary Shares	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Noncontrolling Interest in Subsidiaries	Total
	(Dollars in millions)
Balance, January 1, 2016	$1,112	$—	$—	$—	$(401)	$17	$728
Net (loss) income	(81)	—	—	—	—	8	(73)
Net changes in other comprehensive loss	—	—	—	—	(75)	—	(75)
Dividends paid to noncontrolling interests	—	—	—	—	—	(10)	(10)
Net changes in parent's net investment and advances	(318)	—	—	—	—	(2)	(320)
Balance, September 30, 2016	$713	$—	$—	$—	$(476)	$13	$250

See notes to unaudited condensed consolidated and combined financial statements.

VENATOR MATERIALS PLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine months ended September 30,
	2017	2016
	(Dollars in millions)
Operating Activities:
Net income (loss)	$74	$(73)
Income from discontinued operations, net of tax	(8)	(8)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	95	84
Deferred income taxes	(2)	(17)
Noncash restructuring and impairment charges	7	9
Noncash interest	18	32
Noncash loss on foreign currency transactions	1	2
Gain on disposal of businesses/assets, net	—	(23)
Other, net	2	3
Changes in operating assets and liabilities:
Accounts receivable	(54)	(5)
Inventories	22	113
Prepaid expenses	(1)	(1)
Other current assets	(8)	2
Other noncurrent assets	6	(7)
Accounts payable	8	6
Accrued liabilities	40	(25)
Other noncurrent liabilities	(20)	(5)

Net cash provided by operating activities from continuing operations	180	87
Net cash provided by operating activities from discontinued operations	1	6

Net cash provided by operating activities	181	93

Investing Activities:
Capital expenditures	(97)	(76)
Insurance proceeds for recovery of property damage	50	—
Net repayments from (advances to) affiliates	121	(36)
Repayment of government grant	(5)	—
Cash received from unconsolidated affiliates	37	25
Investment in unconsolidated affiliates	(33)	(21)
Proceeds from sale of businesses/assets	—	9

Net cash provided by (used in) investing activities from continuing operations	73	(99)
Net cash used in investing activities from discontinued operations	(1)	(6)

Net cash provided by (used in) investing activities	72	(105)

Financing Activities:
Repayment of long-term debt	(5)	(1)
Net repayments on affiliate accounts payable	(86)	23
Final settlement of affilate balances at Separation	(732)	—
Dividends paid to noncontrolling interests	(9)	(10)
Proceeds from issuance of long-term debt	750	—
Debt issuance costs paid	(18)	—
Other financing activities	1	(2)

Net cash (used in) provided by financing activities	(99)	10

Effect of exchange rate changes on cash	2	—

Net change in cash and cash equivalents, including discontinued operations	156	(2)
Cash and cash equivalents at beginning of period, including discontinued operations	30	22

Cash and cash equivalents at end of period, including discontinued operations	$186	$20

Supplemental cash flow information:
Cash paid for interest	$2	$4
Cash paid for income taxes	11	6
Supplemental disclosure of noncash activities:
Capital expenditures included in accounts payable as of September 30, 2017 and 2016, respectively	$19	$17
Received settlements of notes receivable from affiliates	57	230
Settlement of long-term notes payable/notes receivable with affiliates	792	(1)

See notes to unaudited condensed consolidated and combined financial statements.

VENATOR MATERIALS PLC AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

NOTE 1. GENERAL, DESCRIPTION OF BUSINESS, RECENT DEVELOPMENTS AND BASIS OF PRESENTATION

General

              Except when the context otherwise requires or where otherwise indicated, (1) all references to "Venator," the "Company," "we," "us" and "our" refer to Venator Materials PLC and its subsidiaries, or, as the context requires, the historical Pigments and Additives business of Huntsman, (2) all references to "Huntsman" refer to Huntsman Corporation, our controlling shareholder, and its subsidiaries, other than us, (3) all references to the "Titanium Dioxide" segment or business refer to the TiO2 business of Venator, or, as the context requires, the historical Pigments and Additives segment of Huntsman and the related operations and assets, liabilities and obligations, (4) all references to the "Performance Additives" segment or business refer to the functional additives, color pigments, timber treatment and water treatment businesses of Venator, or, as the context requires, the Pigments and Additives segment of Huntsman and the related operations and assets, liabilities and obligations, (5) all references to "other businesses" refer to certain businesses that Huntsman retained in connection with the Separation and that are reported as discontinued operations in our condensed consolidated and combined financial statements, (6) all references to "Huntsman International" refer to Huntsman International LLC, a wholly-owned subsidiary of Huntsman, and the entity through which Huntsman operates all of its businesses, and (7) we refer to the internal reorganization prior to our initial public offering (our "IPO"), the separation transactions initiated to separate the Venator business from Huntsman's other businesses, including the entry into and effectiveness of the separation agreement and ancillary agreements, and the Senior Credit Facilities (as defined below) and Senior Notes (as defined below), including the use of the net proceeds of the Senior Credit Facilities and the Senior Notes, which were used to repay intercompany debt we owed to Huntsman and to pay related fees and expenses, as the "Separation" and (8) the "Rockwood acquisition" refers to Huntsman's acquisition of the performance and additives and TiO2 businesses of Rockwood Holdings, Inc. ("Rockwood") completed on October 1, 2014.

Description of Business

              Venator operates in two segments: Titanium Dioxide and Performance Additives. The Titanium Dioxide segment manufactures and sells primarily TiO2, and operates eight TiO2 manufacturing facilities across the globe, predominantly in Europe. The Performance Additives segment manufactures and sells functional additives, color pigments, timber treatment and water treatment chemicals. This segment operates 19 color pigments, functional additives, water treatment and timber treatment manufacturing and processing facilities in Europe, North America, Asia and Australia.

Recent Developments

Initial Public Offering and Separation

              On August 8, 2017, we completed our IPO of 26,105,000 of our outstanding 106,271,712 ordinary shares, par value $0.001 per share, which includes 3,405,000 ordinary shares issued upon the exercise in full by the underwriters of their option to purchase additional shares, at a public offering price of $20.00 per share. All of the ordinary shares were sold by Huntsman, and we did not receive any proceeds from the offering. The ordinary shares began trading August 3, 2017 on the New York

VENATOR MATERIALS PLC AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 1. GENERAL, DESCRIPTION OF BUSINESS, RECENT DEVELOPMENTS AND BASIS OF PRESENTATION (Continued)

Stock Exchange under the symbol "VNTR." Following our IPO, Huntsman owns approximately 75% of Venator's outstanding ordinary shares. The material terms of our IPO are described in the Prospectus.

              In connection with our IPO and the Separation, Venator and Huntsman entered into certain agreements that allocated between Venator and Huntsman the various assets, employees, liabilities and obligations that were previously part of Huntsman and that govern various interim and ongoing relationships between the parties.

              On August 15, 2017, we registered 14,025,000 ordinary shares on Form S-8 which are reserved in connection with awards under our 2017 Stock Incentive Plan.

Senior Credit Facilities and Senior Notes

              On August 8, 2017, in connection with our IPO and the Separation, we entered into new financing arrangements and incurred new debt, including borrowings of $375 million under a new senior secured term loan facility with a maturity of seven years (the "Term Loan Facility"). In addition to the Term Loan Facility, we entered into a $300 million asset-based revolving lending facility with a maturity of five years (the "ABL Facility" and, together with the Term Loan Facility, the "Senior Credit Facilities"). On July 14, 2017, in connection with our IPO and the Separation, our subsidiaries Venator Finance S.à.r.l. and Venator Materials LLC (the "Issuers"), issued $375 million in aggregate principal amount of 5.75% of Senior Notes due 2025 (the "Senior Notes"). Promptly following consummation of the Separation, the proceeds of the Senior Notes were released from escrow and Venator used the net proceeds of the Senior Notes and borrowings under the Term Loan Facility to repay approximately $732 million of net intercompany debt owed to Huntsman and to pay related fees and expenses of approximately $18 million.

Pori Fire

              On January 30, 2017, our TiO2 manufacturing facility in Pori, Finland experienced fire damage and we continue to repair the facility. Prior to the fire, 60% of the site capacity produced specialty products which, on average, contributed greater than 75% of the site EBITDA from January 1, 2015 through January 30, 2017. The Pori facility had a nameplate capacity of 130,000 metric tons per year, which represented approximately 17% of our total TiO2 nameplate capacity and approximately 2% of total global TiO2 demand. We are currently operating at 20% of total prior capacity but producing only specialty products, and we currently intend to restore manufacturing of the balance of these more profitable specialty products by the fourth quarter of 2018. The remaining 40% of site capacity is more commoditized and we will determine if and when to rebuild this commoditized capacity depending on market conditions, costs and projected long term returns relative to our other investment opportunities.

              We have recorded a loss of $31 million for the write-off of fixed assets and lost inventory in other operating income, net in our condensed consolidated and combined statements of operations for the nine months ending September 30, 2017. In addition, we recorded a loss of $18 million of costs for cleanup of the facility in other operating income, net through September 30, 2017. The site is insured for property damage as well as business interruption losses subject to retained deductibles of $15 million and 60 days, respectively, with a limit of $500 million. Due to prevailing strong market conditions, our TiO2 selling prices continue to improve and our business is benefitting from the

VENATOR MATERIALS PLC AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 1. GENERAL, DESCRIPTION OF BUSINESS, RECENT DEVELOPMENTS AND BASIS OF PRESENTATION (Continued)

resulting improved profitability and cash flows. This also has the effect of increasing our total anticipated business interruption losses from the Pori site. We currently believe the combination of increased TiO2 profitability and recently estimated reconstruction costs will result in losses and costs in excess of our $500 million insurance limit. We currently expect to contain these over-the-limit costs within $100 million to $150 million, and to account for them as capital expenditures. However, these are preliminary estimates based on a number of significant assumptions, and as a result uninsured costs could exceed current estimates. Factors that could materially impact our current estimates include our actual future TiO2 profitability and related impact on our business interruption losses; the accuracy of our current property damage estimates; the actual costs and timing of our reconstruction efforts; the extent to which we rebuild the 40% of site capacity that produces commoditized products; our ability to secure government subsidies related to our reconstruction efforts; and a number of other significant market and facility-related assumptions. Please see "Risk Factors—Risks Related to Our Business—Disruptions in production at our manufacturing facilities, including our Pori facility, may have a material adverse impact on our business, results of operations and/or financial condition."

              The fire at our Pori facility did not have a material impact on our 2017 third quarter operating results as losses incurred were offset by insurance proceeds. We received $141 million of non-refundable partial progress payments from our insurer through September 30, 2017 and we received an additional $112 million payment on October 9, 2017. During the first nine months of 2017, we recorded $128 million of income related to property damage and business interruption insurance recoveries in other operating income, net and cost of goods sold in our condensed consolidated and combined statements of operations to offset property damage and business interruption losses recorded during the period. We recorded $17 million as deferred income in accrued liabilities as of September 30, 2017 for insurance proceeds received for costs not yet incurred. The difference between payments received from our insurers of $141 million and the sum of income of $128 million and deferred income of $17 million is related to the foreign exchange movements of the U.S. Dollar against the Euro during the first nine months of the year.

Basis of Presentation

              Venator's unaudited condensed consolidated and combined financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP" or "U.S. GAAP") and in management's opinion reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of results of operations, comprehensive income (loss), financial position and cash flows for the periods presented. Results of interim periods are not necessarily indicative of those to be expected for the full year. These unaudited condensed consolidated and combined financial statements should be read in conjunction with the audited combined financial statements and notes to combined financial statements included in the Prospectus.

              Prior to the Separation, Venator's operations were included in Huntsman's financial results in different legal forms, including but not limited to: (1) wholly-owned subsidiaries for which the Titanium Dioxide and Performance Additives businesses were the sole businesses; (2) legal entities which are comprised of other businesses and include the Titanium Dioxide and/or Performance Additives businesses; and (3) variable interest entities in which the Titanium Dioxide and Performance Additives businesses are the primary beneficiaries. The unaudited condensed consolidated and combined financial

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 1. GENERAL, DESCRIPTION OF BUSINESS, RECENT DEVELOPMENTS AND BASIS OF PRESENTATION (Continued)

statements include all revenues, costs, assets, liabilities and cash flows directly attributable to Venator. The unaudited condensed consolidated and combined financial statements also include allocations of direct and indirect corporate expenses through the date of the Separation, which are based upon an allocation method that in the opinion of management is reasonable. Because the historical condensed consolidated and combined financial information for the periods indicated reflect the combination of these legal entities under common control, the historical condensed consolidated and combined financial information includes the results of operations of other businesses that are not a part of our operations after the Separation. We report the results of those other businesses as discontinued operations. See "Note 3. Discontinued Operations" for further discussion of discontinued operations.

              In addition, the unaudited condensed consolidated and combined financial statements have been prepared from Huntsman's historical accounting records through the Separation and are presented on a stand-alone basis as if Venator's operations had been conducted separately from Huntsman; however, prior to the Separation, Venator did not operate as a separate, stand-alone entity for the periods presented and, as such, the condensed consolidated and combined financial statements reflecting balances and activity prior to the Separation, may not be indicative of the financial position, results of operations and cash flows had Venator been a stand-alone company.

              For purposes of these unaudited condensed consolidated and combined financial statements, all significant transactions with Huntsman International have been included in group equity. All intercompany transactions within the consolidated business have been eliminated.

              Prior to the Separation, Huntsman's executive, information technology, EHS and certain other corporate departments performed certain administrative and other services for Venator. Additionally, Huntsman performed certain site services for Venator. Expenses incurred by Huntsman and allocated to Venator were determined based on specific services provided or were allocated based on Venator's total revenues, total assets, and total employees in proportion to those of Huntsman. Management believes that such expense allocations are reasonable. Corporate allocations include allocated selling, general, and administrative expenses of $9 million and $27 million for the three months ended September 30, 2017 and 2016, respectively, and $62 million and $76 million for the nine months ended September 30, 2017 and 2016, respectively.

NOTE 2. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Accounting Pronouncements Pending Adoption in Future Periods

              In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606), outlining a single comprehensive model for entities to use in accounting for revenues arising from contracts with customers and supersedes most current revenue recognition guidance. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, deferring the effective date of ASU No. 2014-09 for all entities by one year. Further, in March 2016, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), clarifying the implementation guidance on principal versus agent considerations, in April 2016, the FASB issued ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, clarifying the

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 2. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (Continued)

implementation guidance on identifying performance obligations in a contract and determining whether an entity's promise to grant a license provides a customer with either a right to use the entity's intellectual property (which is satisfied at a point in time) or a right to access the entity's intellectual property (which is satisfied over time), in May 2016, the FASB issued ASU No. 2016-12, Revenue from Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients, providing clarifications and practical expedients for certain narrow aspects in Topic 606, and in December 2016, the FASB issued ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers. The amendments in these ASUs are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. The amendments in ASU No. 2014-09, ASU No. 2016-08, ASU No. 2016-10, ASU No. 2016-12 and ASU No. 2016-20 should be applied retrospectively, and early application is permitted. We are substantially complete with our analysis to identify areas that will be impacted by the adoption of the amendments in ASU No. 2014-09, ASU No. 2016-08, ASU No. 2016-10, ASU No. 2016-12 and ASU No. 2016-20 on our financial statements. At this time, other than additional required disclosures, we do not expect the adoption of the amendments in these ASUs to have a significant impact on our financial statements. The standard will be adopted in our fiscal year 2018 and we have elected the modified retrospective approach as the transition method.

              In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The amendments in this ASU will increase transparency and comparability among entities by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The amendments in this ASU will require lessees to recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Early application of the amendments in this ASU is permitted for all entities. Reporting entities are required to recognize and measure leases under these amendments at the beginning of the earliest period presented using a modified retrospective approach. We are currently evaluating the impact of the adoption of the amendments in this ASU on our financial statements and believe, based on our preliminary assessment, that we will record significant additional right-of-use assets and lease obligations.

              In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The amendments in this ASU clarify and include specific guidance to address diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. The amendments in this ASU should be applied using a retrospective transition method to each period presented. We do not expect the adoption of the amendments in this ASU to have a significant impact on our financial statements.

              In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. The amendments in this ASU require entities to recognize the current and deferred income taxes for an intra-entity transfer of an asset other than inventory when the transfer occurs, as opposed to deferring the recognition of the income tax consequences until the asset has been sold to an outside party. The amendments in this ASU are effective for annual reporting periods beginning after December 31, 2017, including interim reporting periods within those annual

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 2. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (Continued)

reporting periods. Early adoption is permitted for all entities as of the beginning of an annual reporting period for which financial statements (interim or annual) have not been issued or made available for issuance. The amendments in this ASU should be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. We do not expect the adoption of the amendments in this ASU to have a significant impact on our financial statements.

              In March 2017, the FASB issued ASU No. 2017-07, Compensation—Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. The amendments in this ASU require that an employer report the service cost component of net periodic pension cost and net periodic postretirement benefit cost in the same line items as other compensation costs arising from services rendered by the pertinent employees during the period. The other components of net benefit cost are required to be presented in the income statement separately from the service cost component and outside of income from operations. The amendments in this ASU also allow only the service cost component to be eligible for capitalization when applicable (for example, as a cost of internally manufactured inventory or a self-constructed asset). The amendments in this ASU are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The amendments in this ASU should be applied retrospectively for the presentation of the service cost component and the other components of net periodic pension cost and net periodic postretirement benefit cost in the income statement and prospectively, on and after the effective date, for the capitalization of the service cost component of net periodic pension cost and net periodic postretirement benefit cost in assets. The amendments in this ASU will impact the presentation of our financial statements. Our current presentation of service cost components is consistent with the amendments in this ASU. Upon adoption of the amendments in this ASU, we expect to present the other components within other nonoperating income, whereas we currently present these within cost of goods sold and selling, general and administrative expenses.

              In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities. The amendments in this ASU better align an entity's risk management activities and financial reporting for hedging relationships through changes to both the designation and measurement guidance for qualifying hedging relationships as well as the recognition and presentation of the effects of the hedging instrument and the hedged item in the financial statements to increase the understandability of the results of an entity's intended hedging strategies. The amendments in this ASU also include certain targeted improvements to ease the application of current guidance related to the assessment of hedge effectiveness. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted in any interim period after the issuance of this ASU. Transition requirements and elections should be applied to hedging relationships existing on the date of adoption. For cash flow and net investment hedges, an entity should apply a cumulative-effect adjustment related to eliminating the separate measurement of ineffectiveness, and the amended presentation and disclosure guidance is required only prospectively. We are currently evaluating the impact of the adoption of the amendments in this ASU on our financial statements.

VENATOR MATERIALS PLC AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 3. DISCONTINUED OPERATIONS

              The Titanium Dioxide, Performance Additives and other businesses were included in Huntsman's financial results in different legal forms, including, but not limited to: (1) wholly-owned subsidiaries for which the Titanium Dioxide and Performance Additives businesses were the sole businesses; (2) legal entities that were comprised of other businesses and include the Titanium Dioxide and/or Performance Additives businesses; and (3) variable interest entities in which the Titanium Dioxide, Performance Additives and other businesses are the primary beneficiaries. Because the historical condensed consolidated and combined financial information for the periods indicated reflect the combination of these legal entities under common control, the historical condensed consolidated and combined financial information includes the results of operations of other Huntsman businesses that are not a part of our operations after the Separation. The legal entity structure of Huntsman was reorganized during the fourth quarter of 2016 and the second quarter of 2017 such that the other businesses would not be included in Venator's legal entity structure and as such, the discontinued operations presented below reflect financial results of the other businesses through the date of such reorganization.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 3. DISCONTINUED OPERATIONS (Continued)

              The following table summarizes the balance sheet data for discontinued operations:

December 31, 2016
(Dollars in millions)
ASSETS
Current assets:
Cash and cash equivalents	$1
Accounts receivable (net of allowance for doubtful accounts of $1)	10
Accounts receivable from affiliates	61
Inventories	9
Prepaid expenses	1
Other current assets	2

Total current assets of discontinued operations	84
Property, plant and equipment, net	19
Intangible assets, net	2
Deferred income taxes	21

Noncurrent assets of discontinued operations	42

Total assets of discontinued operations	$126

LIABILITIES
Current liabilities:
Accounts payable	$7
Accounts payable to affiliates	2
Accrued liabilities	18

Total current liabilities of discontinued operations	27
Deferred income taxes	1
Other noncurrent liabilities	77

Noncurrent liabilities of discontinued operations	78

Total liabilities of discontinued operations	$105

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 3. DISCONTINUED OPERATIONS (Continued)

              The following table summarizes the operations data for discontinued operations:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
	(Dollars in millions)
Revenues:
Trade sales, services and fees, net	$—	$28	$15	$83
Related party sales	—	15	17	51

Total revenues	—	43	32	134
Cost of goods sold	—	36	26	110
Operating expenses:
Selling, general and administrative (includes corporate allocations of nil, $2, $1 and $5, respectively)	—	6	(7)	16
Restructuring, impairment and plant closing costs	—	—	1	—
Other (income) expense, net	—	(1)	1	(2)

Total expenses (income)	—	5	(5)	14

Income from discontinued operations before tax	—	2	11	10
Income tax expense	—	—	(3)	(2)

Net income from discontinued operations	$—	$2	$8	$8

NOTE 4. INVENTORIES

              Inventories are stated at the lower of cost or market, with cost determined using the average cost method. Inventories at September 30, 2017 and December 31, 2016 consisted of the following:

	September 30, 2017	December 31, 2016
	(Dollars in millions)
Raw materials and supplies	$164	$134
Work in process	42	46
Finished goods	225	246

Total	$431	$426

NOTE 5. VARIABLE INTEREST ENTITIES

              We evaluate our investments and transactions to identify variable interest entities for which we are the primary beneficiary. We hold a variable interest in the following joint ventures for which we are the primary beneficiary:

  •
  Pacific Iron Products Sdn Bhd is our 50%-owned joint venture with Coogee Chemicals that manufactures products for Venator. It was determined that the activities that most significantly impact its economic performance are raw material supply, manufacturing and

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 5. VARIABLE INTEREST ENTITIES (Continued)

    sales. In this joint venture we supply all the raw materials through a fixed cost supply contract, operate the manufacturing facility and market the products of the joint venture to customers. Through a fixed price raw materials supply contract with the joint venture we are exposed to the risk related to the fluctuation of raw material pricing. As a result, we concluded that we are the primary beneficiary.

  •
  Viance, LLC ("Viance") is our 50%-owned joint venture with Dow Chemical Company. Viance markets timber treatment products for Venator. We have determined that the activity that most significantly impacts Viance's economic performance is manufacturing. The joint venture sources all of its products through a contract manufacturing arrangement at our Harrisburg, North Carolina facility and we bear a disproportionate amount of working capital risk of loss due to the supply arrangement whereby we control manufacturing on Viance's behalf. As a result, we concluded that we are the primary beneficiary.

              Creditors of these entities have no recourse to Venator's general credit. As the primary beneficiary of these variable interest entities at September 30, 2017, the joint ventures' assets, liabilities and results of operations are included in Venator's condensed consolidated and combined financial statements.

              The revenues, income from continuing operations before income taxes and net cash provided by operating activities for our variable interest entities for the three and nine months ended September 30, 2017 and 2016 are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
	(Dollars in millions)
Revenues	$31	$30	$97	$89
Income from continuing operations before income taxes	4	5	16	15
Net cash provided by operating activities	6	7	20	19

VENATOR MATERIALS PLC AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 6. RESTRUCTURING, IMPAIRMENT AND PLANT CLOSING COSTS

              Venator has initiated various restructuring programs in an effort to reduce operating costs and maximize operating efficiency. As of September 30, 2017 and December 31, 2016, accrued restructuring and plant closing costs by type of cost and initiative consisted of the following:

	Workforce reductions(1)	Other restructuring costs	Total(2)
	(Dollars in millions)
Accrued liabilities as of December 31, 2016	$21	$—	$21
2017 charges	34	8	42
2017 payments	(15)	(8)	(23)
Foreign currency effect on liability balance	1	—	1

Accrued liabilities as of September 30, 2017	$41	$—	$41

(1)
The total workforce reduction reserves of $41 million relate to the termination of 338 positions, of which zero positions had been terminated as of September 30, 2017.

(2)
Accrued liabilities remaining, for continuing operations, at September 30, 2017 and December 31, 2016 by year of initiatives were as follows:

	September 30, 2017	December 31, 2016
	(Dollars in millions)
2015 initiatives and prior	$12	$21
2016 initiatives	—	—
2017 initiatives	29	—

Total	$41	$21

              Details with respect to our reserves for restructuring, impairment and plant closing costs are provided below by segment and initiative:

	Titanium Dioxide	Performance Additives	Total
	(Dollars in millions)
Accrued liabilities as of December 31, 2016	$12	$9	$21
2017 charges	33	9	42
2017 payments	(14)	(9)	(23)
Foreign currency effect on liability balance	1	—	1

Accrued liabilities as of September 30, 2017	$32	$9	$41

Current portion of restructuring reserves	$28	$9	$37
Long-term portion of restructuring reserve	4	—	4

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 6. RESTRUCTURING, IMPAIRMENT AND PLANT CLOSING COSTS (Continued)

              Details with respect to cash and noncash restructuring charges and impairment of assets for the three and nine months ended September 30, 2017 and 2016 by initiative are provided below:

	Three months ended September 30, 2017	Nine months ended September 30, 2017
	(Dollars in millions)
Cash charges	$16	$42
Impairment of assets	—	3
Other noncash charges	—	4

Total 2017 Restructuring, Impairment and Plant Closing Costs	$16	$49

	Three months ended September 30, 2016	Nine months ended September 30, 2016
	(Dollars in millions)
Cash charges	$6	$22
Accelerated depreciation	1	8
Other noncash charges	—	1

Total 2016 Restructuring, Impairment and Plant Closing Costs	$7	$31

Restructuring Activities

              In December 2014, we implemented a comprehensive restructuring program to improve the global competitiveness of our Titanium Dioxide and Performance Additives segments. As part of the program, we are reducing our workforce by approximately 900 positions. In connection with this restructuring program, we recorded restructuring expense of nil and $4 million for the three and nine months ended September 30, 2016, respectively.

              In February 2015, we announced a plan to close the black end manufacturing operations and ancillary activities at our Calais, France site, which will reduce our TiO2 capacity by approximately 100 kilotons, or 11% of our global TiO2 capacity. In connection with this closure, we recorded restructuring expense of nil and $1 million in the three and nine months ended September 30, 2016, respectively. All expected charges have been incurred as of the end of 2016.

              In July 2016, we announced plans to close our Umbogintwini, South Africa TiO2 manufacturing facility. As part of the program, we recorded restructuring expense of approximately $1 million and $3 million for the three and nine months ended September 30, 2017, respectively. We expect to incur additional charges of approximately $3 million through the end of the third quarter of 2018.

              In March 2017, we announced a plan to close the white end finishing and packaging operation of our TiO2 manufacturing facility at our Calais, France site. The announced plan follows the 2015 closure of the black end manufacturing operations and would result in the closure of the entire facility. In connection with this closure, we recorded restructuring expense of $12 million and $34 million in the three and nine months ended September 30, 2017, respectively. We recorded $1 million and $8 million of accelerated depreciation on the remaining long-lived assets associated with this manufacturing facility

VENATOR MATERIALS PLC AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 6. RESTRUCTURING, IMPAIRMENT AND PLANT CLOSING COSTS (Continued)

during the three and nine months ended September 30, 2016, respectively. We expect to incur additional charges of approximately $45 million through the end of 2021.

              In September 2017, we announced a plan to close our St. Louis and Easton manufacturing facilities. As part of the program, we recorded restructuring expense of approximately $3 million for the three months ended September 30, 2017. We expect to incur $17 million of accelerated depreciation through the end of 2018.

NOTE 7. DEBT

              Outstanding debt, net of debt issuance costs of $12 million, consisted of the following:

	September 30, 2017	December 31, 2016
	(Dollars in millions)
Term loan facility	$368	$—
Senior notes	370	—
Amounts outstanding under A/R programs	—	106
Variable interest entities	2	2
Other	11	21

Total debt—excluding debt to affiliates	$751	$129
Less: short-term debt and current portion of long-term debt	4	10

Total long-term debt—excluding debt to affiliates	$747	$119
Notes payable to affiliates	—	882

Total debt	$747	$1,001

              The estimated fair values of the Term Loan Facility and the ABL Facility approximate their carrying value. The fair value of the Senior Notes at September 30, 2017 was approximately $390 million. The estimated fair value of the Senior Notes is based on quoted market prices for the identical liability when traded as an asset in an active market (Level 1).

Senior Notes

              On July 14, 2017, the Issuers entered into an indenture in connection with the issuance of the Senior Notes.

              The Senior Notes are general unsecured senior obligations of the Issuers and are guaranteed on a general unsecured senior basis by Venator and certain of Venator's subsidiaries.

              The indenture related to the Senior Notes imposes certain limitations on the ability of Venator and certain of its subsidiaries to, among other things, incur additional indebtedness secured by any principal properties, incur indebtedness of non-guarantor subsidiaries, enter into sale and leaseback transactions with respect to any principal properties and consolidate or merge with or into any other person or lease, sell or transfer all or substantially all of its properties and assets.

              The Senior Notes bear interest of 5.75% per year payable semi-annually and will mature on July 15, 2025. The Issuers may redeem the Senior Notes in whole or in part at any time prior to

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 7. DEBT (Continued)

July 15, 2020 at a price equal to 100% of the principal amount t hereof plus accrued and unpaid interest, if any, and an early redemption premium, calculated on an agreed percentage of the outstanding principal amount, providing compensation on a portion of foregone future interest payables. The Senior Notes will be redeemable in whole or in part at any time on or after July 15, 2020 at the redemption prices set forth in the indenture, plus accrued and unpaid interest, if any, up to, but not including, the redemption date. In addition, at any time prior to July 15, 2020, the Issuers may redeem up to 40% of the aggregate principal amount of the Senior Notes with an amount not greater than the net cash proceeds of certain equity offerings or contributions to Venator's equity at 105.75% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but not including, the redemption date. Upon the occurrence of certain change of control events (other than the Separation), holders of the Venator Notes will have the right to require that the Issuers purchase all or a portion of such holder's Senior Notes in cash at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase.

Senior Credit Facilities

              On August 8, 2017, we entered into the Senior Credit Facilities that provide for first lien senior secured financing of up to $675 million, consisting of:

  •
  the Term Loan Facility in an aggregate principal amount of $375 million, with a maturity of seven years; and

  •
  the ABL Facility in an aggregate principal amount of up to $300 million, with a maturity of five years.

              The Term Loan Facility will amortize in aggregate annual amounts equal to 1% of the original principal amount of the Term Loan Facility, payable quarterly commencing in the fourth quarter of 2017.

              Availability to borrow under the $300 million of commitments under the ABL Facility is subject to a borrowing base calculation comprised of accounts receivable and inventory in United States, Canada, the United Kingdom, Germany and accounts receivable in France and Spain, that fluctuate from time to time and may be further impacted by the lenders' discretionary ability to impose reserves and availability blocks that might otherwise incrementally increase borrowing availability. As a result, the aggregate amount available for extensions of credit under the ABL Facility at any time is the lesser of $300 million and the borrowing base calculated according to the formula described above minus the aggregate amount of extensions of credit outstanding under the ABL Facility at such time.

              Borrowings under the Term Loan Facility bear interest at a rate equal to, at Venator's option, either (a) a London Interbank Offering Rate ("LIBOR") based rate determined by reference to the costs of funds for Eurodollar deposits for the interest period relevant to such borrowing, adjusted for certain additional costs subject to an interest rate floor to be agreed or (b) a base rate determined by reference to the highest of (i) the rate of interest per annum determined from time to time by JPMorgan Chase Bank, N.A. as its prime rate in effect at its principal office in New York City, (ii) the federal funds rate plus 0.50% per annum and (iii) the one-month adjusted LIBOR plus 1.00% per annum, in each case plus an applicable margin to be agreed upon. Borrowings under the ABL Facility bear interest at a variable rate equal to an applicable margin based on the applicable quarterly average

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 7. DEBT (Continued)

excess availability under the ABL Facility plus either a LIBOR or a base rate. The applicable margin percentage is calculated and established once every three calendar months and varies from 150 to 200 basis points for LIBOR loans depending on the quarterly average excess availability under the ABL Facility for the immediately preceding three month period.

Guarantees

              All obligations under the Senior Credit Facilities are guaranteed by Venator and substantially all of its subsidiaries (the "Guarantors"), and are secured by substantially all of the assets of Venator and the Guarantors, in each case subject to certain exceptions. Lien priority as between the Term Loan Facility and the ABL Facility with respect to the collateral will be governed by an intercreditor agreement.

              Substantially all of our U.S. operations and certain of their foreign subsidiary holdings fully and unconditionally guaranteed Huntsman International's outstanding notes. Upon the Separation, such operations and entities no longer guarantee Huntsman International's outstanding notes. As of December 31, 2016, Huntsman International and its guarantors had third-party debt outstanding of $3,793 million. As of December 31, 2016, our U.S. operations and certain of our foreign subsidiaries had total assets, excluding intercompany amounts, of $502 million.

Cash Pooling Program

              Prior to the Separation, Venator addressed cash flow needs by participating in a cash pooling program with Huntsman. Cash pooling transactions were recorded as either amounts receivable from affiliates or amounts payable to affiliates and are presented as "Net advances to affiliates" and "Net borrowings on affiliate accounts payable" in the investing and financing sections, respectively, in the condensed consolidated and combined statements of cash flows. Interest income was earned if an affiliate was a net lender to the cash pool and paid if an affiliate was a net borrower from the cash pool based on a variable interest rate determined historically by Huntsman. Venator exited the cash pooling program prior to the Separation and all receivables and payables generated through the cash pooling program were settled in connection with the Separation.

Notes Receivable and Payable of Venator to Huntsman

              As of September 30, 2017 and December 31, 2016, Venator had notes receivable outstanding from affiliates of nil and $57 million, respectively, and notes payable outstanding to affiliates totaling nil and $882 million, respectively. The borrowers and lenders were subsidiaries of Huntsman International and the notes were unsecured. Substantially all Huntsman receivables or payables were eliminated in connection with the Separation, other than a payable to Huntsman for a liability pursuant to the Tax Matters Agreement dated August 7, 2017, by and among Venator Materials PLC and Huntsman Corporation (the "Tax Matters Agreement") entered into at the time of the Separation which has been presented as "Noncurrent payable to affiliates" on our condensed consolidated and combined balance sheet. See "Note 9. Income Taxes" for further discussion.

VENATOR MATERIALS PLC AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 7. DEBT (Continued)

A/R Programs

              Certain of our entities participated in the accounts receivable securitization programs ("A/R Programs") sponsored by Huntsman International. Under the A/R Programs, such entities sold certain of their trade receivables to Huntsman International. Huntsman International granted an undivided interest in these receivables to a special purpose entity, which served as security for the issuance of debt of Huntsman International. On April 21, 2017, Huntsman International amended its accounts receivable securitization facilities, which among other things removed existing receivables sold into the program by Venator and at which time we discontinued our participation in the A/R Programs.

              As of December 31, 2016, Huntsman International had $106 million of net receivables in their A/R Programs and reflected on their balance sheet associated with Venator. The entities' allocated losses on the A/R Programs for the three months ended September 30, 2016 was $1 million, and for the nine months ended September 30, 2017 and 2016 were $1 million and $4 million, respectively. The allocation of losses on sale of accounts receivable is based upon the pro-rata portion of total receivables sold into the securitization program as well as other program and interest expenses associated with the A/R Programs.

Compliance with Covenants

              We believe that we are in compliance with the covenants contained in the agreements governing our material financing arrangements, including our Senior Credit Facilities and our Senior Notes. Our material financing agreements are subject to affirmative and negative covenants which are customary for secured financings of this type and include financial covenants for interest coverage and total leverage ratios.

              A failure to comply with a covenant could result in a default under a material financing arrangement unless we obtained an appropriate waiver or forbearance (as to which we can provide no assurance). A default under these material financing arrangements generally allows debt holders the option to declare the underlying debt obligations immediately due and payable. Furthermore, certain of our material financing arrangements contain cross-default and cross-acceleration provisions under which a failure to comply with the covenants in one material financing arrangement may result in an event of default under another material financing arrangement. If in the future we fail to comply with the financial covenants of our material financing arrangements, we may not have access to the liquidity provided by these financing arrangements.

NOTE 8. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

              Venator is exposed to market risks associated with foreign exchange risk. Venator's cash flows and earnings are subject to fluctuations due to exchange rate variation. Venator's revenues and expenses are denominated in various foreign currencies. Venator enters into foreign currency derivative instruments to minimize the short-term impact of movements in foreign currency rates. Where practicable, Venator generally nets multicurrency cash balances among its subsidiaries to help reduce exposure to foreign currency exchange rates. Certain other exposures may be managed from time to time through financial market transactions, principally through the purchase of spot or forward foreign exchange contracts (generally with maturities of three months or less). Venator does not hedge its foreign currency exposures in a manner that would eliminate the effect of changes in exchange rates on

VENATOR MATERIALS PLC AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 8. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES (Continued)

its cash flows and earnings. At September 30, 2017, Venator had approximately $84 million in notional amount (in U.S. dollar equivalents) outstanding, with maturities of approximately one month.

              Prior to the Separation, Huntsman International, or its subsidiaries, entered into foreign currency derivatives on Venator's behalf. As of December 31, 2016, Huntsman International or its subsidiaries, on behalf of Venator, had approximately $88 million in notional amount (in U.S. dollar equivalents) outstanding, respectively, in forward foreign currency contracts with a term of approximately one month.

NOTE 9. INCOME TAXES

              Venator uses the asset and liability method of accounting for income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes. We evaluate deferred tax assets to determine whether it is more likely than not that they will be realized. Valuation allowances are reviewed on a tax jurisdiction basis to analyze whether there is sufficient positive or negative evidence to support a change in judgment about the realizability of the related deferred tax assets for each jurisdiction. These conclusions require significant judgment. In evaluating the objective evidence that historical results provide, we consider the cyclicality of Venator and cumulative income or losses during the applicable period. Cumulative losses incurred over the period limits our ability to consider other subjective evidence such as our projections for the future. Changes in expected future income in applicable tax jurisdictions could affect the realization of deferred tax assets in those jurisdictions.

              We recorded income tax expense of $14 million and income tax benefit of $7 million for the three months ended September 30, 2017 and 2016, respectively, and income tax expense of $26 million and income tax benefit of $14 million for the nine months ended September 30, 2017 and 2016, respectively. Our tax expense is significantly affected by the mix of income and losses in tax jurisdictions in which we operate, as impacted by the presence of valuation allowances in certain tax jurisdictions.

              For U.S. federal income tax purposes Huntsman will recognize a gain as a result of the internal restructuring and IPO to the extent the fair market value of the assets associated with our U.S. businesses exceeded the basis of such assets for U.S. federal income tax purposes at the time of the Separation. As a result of such gain recognized, the basis of the assets associated with our U.S. businesses has increased. This basis step up gives rise to a deferred tax asset of $77 million that we have recognized during the quarter.

              Pursuant to the Tax Matters Agreement entered into at the time of the Separation, we are required to make a future payment to Huntsman for any actual U.S. federal income savings we recognize as a result of any such basis increase for tax years through December 31, 2028. It is currently estimated (based on a value of our U.S. businesses derived from the IPO price of our ordinary shares and current tax rates) that the aggregate future payments required by this provision are expected to be approximately $73 million. We have recognized a noncurrent liability for this amount as of September 30, 2017. Moreover, any subsequent adjustment asserted by U.S. taxing authorities could increase the amount of gain recognized, the corresponding basis increase, and could result in a higher liability for us under the Tax Matters Agreement.

VENATOR MATERIALS PLC AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 10. EARNINGS (LOSSES) PER SHARE

              Basic earnings (losses) per share excludes dilution and is computed by dividing net income (loss) attributable to Venator ordinary shareholders by the weighted average number of shares outstanding during the period. Diluted earnings (losses) per share reflects all potential dilutive ordinary shares outstanding during the period and is computed by dividing net income (loss) available to Venator ordinary shareholders by the weighted average number of shares outstanding during the period increased by the number of additional shares that would have been outstanding as dilutive securities. For the periods prior to our IPO, the average number of ordinary shares outstanding used to calculate basic and diluted earnings (losses) per share was based on the ordinary shares that were outstanding at the time of our IPO.

              Basic and diluted earnings (losses) per share is determined using the following information:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
	(In millions)
Numerator:
Basic and diluted income (loss) from continuing operations:
Income (loss) from continuing operations attributable to Venator	$51	$(7)	$58	$(89)

Basic and diluted net income (loss):
Net income (loss) attributable to Venator	$51	$(5)	$66	$(81)

Denominator:
Weighted average shares outstanding	106.3	106.3	106.3	106.3
Dilutive share-based awards	0.3	—	0.3	—

Total weighted average shares outstanding, including dilutive shares	106.6	106.3	106.6	106.3

NOTE 11. COMMITMENTS AND CONTINGENCIES

Legal Proceedings

Antitrust Matters

              We were named as a defendant in consolidated class action civil antitrust suits filed on February 9 and 12, 2010 in the U.S. District Court for the District of Maryland alleging that we, our co-defendants and other alleged co-conspirators conspired to fix prices of TiO2 sold in the U.S. The other defendants named in this matter were E. I. du Pont de Nemours and Company ("DuPont"), Kronos and National Titanium Dioxide Company, Ltd. ("Cristal") (formerly Millennium). On August 28, 2012, the court certified a class consisting of all U.S. customers who purchased TiO2 directly from the defendants (the "Direct Purchasers") since February 1, 2003. On December 13, 2013, we and all other defendants settled the Direct Purchasers litigation and the court approved the settlement. We paid the settlement in an amount immaterial to our condensed consolidated and combined financial statements.

VENATOR MATERIALS PLC AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 11. COMMITMENTS AND CONTINGENCIES (Continued)

              On November 22, 2013, we were named as a defendant in a civil antitrust suit filed in the U.S. District Court for the District of Minnesota brought by a Direct Purchaser who opted out of the Direct Purchasers class litigation (the "Opt-Out Litigation"). On April 21, 2014, the court severed the claims against us from the other defendants sued and ordered our case transferred to the U.S. District Court for the Southern District of Texas. Subsequently, Kronos, another defendant, was also severed from the Minnesota case and claims against it were transferred and consolidated for trial with our case in the Southern District of Texas. On February 26, 2016, we reached an agreement to settle the Opt-Out Litigation and subsequently paid the settlement in an amount immaterial to our condensed consolidated and combined financial statements.

              We were also named as a defendant in a class action civil antitrust suit filed on March 15, 2013 in the U.S. District Court for the Northern District of California by the purchasers of products made from TiO2 (the "Indirect Purchasers") making essentially the same allegations as did the Direct Purchasers. On October 14, 2014, plaintiffs filed their Second Amended Class Action Complaint narrowing the class of plaintiffs to those merchants and consumers of architectural coatings containing TiO2 . On August 11, 2015, the court granted our motion to dismiss the Indirect Purchasers litigation with leave to amend the complaint. A Third Amended Class Action Complaint was filed on September 29, 2015 further limiting the class to consumers of architectural paints. Plaintiffs have raised state antitrust claims under the laws of 15 states, consumer protection claims under the laws of nine states, and unjust enrichment claims under the laws of 16 states. On November 4, 2015, we and our co-defendants filed another motion to dismiss. On June 13, 2016, the court substantially denied the motion to dismiss except as to consumer protection claims in one state. The parties have entered into a settlement, subject to court approval, for an amount immaterial to our condensed consolidated and combined financial statements.

              On August 23, 2016, we were named as a defendant in a fourth civil antitrust suit filed in the U.S. District Court for the Northern District of California by an Indirect Purchaser, Home Depot. Home Depot is an Indirect Purchaser primarily through paints it purchases from various manufacturers. We settled this matter for an amount immaterial to our condensed consolidated and combined financial statements and the court dismissed the case on May 31, 2017.

              These Indirect Purchasers seek injunctive relief, treble damages or the maximum damages allowed by state law, costs of suit and attorneys' fees. We are not aware of any illegal conduct by us or any of our employees.

Other Proceedings

              We are a party to various other proceedings instituted by private plaintiffs, governmental authorities and others arising under provisions of applicable laws, including various environmental, products liability and other laws. Except as otherwise disclosed in these condensed consolidated and combined financial statements, we do not believe that the outcome of any of these matters will have a material effect on our financial condition, results of operations or liquidity.

VENATOR MATERIALS PLC AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 12. ENVIRONMENTAL, HEALTH AND SAFETY MATTERS

Environmental, Health and Safety Capital Expenditures

              We may incur future costs for capital improvements and general compliance under EHS laws, including costs to acquire, maintain and repair pollution control equipment. For the nine months ended September 30, 2017 and 2016, our capital expenditures for EHS matters totaled $5 million and $7 million, respectively. Because capital expenditures for these matters are subject to evolving regulatory requirements and depend, in part, on the timing, promulgation and enforcement of specific requirements, our capital expenditures for EHS matters have varied significantly from year to year and we cannot provide assurance that our recent expenditures are indicative of future amounts we may spend related to EHS and other applicable laws.

Environmental Reserves

              We accrue liabilities relating to anticipated environmental cleanup obligations, site reclamation and closure costs, and known penalties. Liabilities are recorded when potential liabilities are either known or considered probable and can be reasonably estimated. Our liability estimates are calculated using present value techniques as appropriate and are based upon requirements placed upon us by regulators, available facts, existing technology, and past experience. The environmental liabilities do not include amounts recorded as asset retirement obligations. As of September 30, 2017 and December 31, 2016, we had environmental reserves of $12 million, each. We may incur losses for environmental remediation.

Environmental Matters

              We have incurred, and we may in the future incur, liability to investigate and clean up waste or contamination at our current or former facilities or facilities operated by third parties at which we may have disposed of waste or other materials. Similarly, we may incur costs for the cleanup of waste that was disposed of prior to the purchase of our businesses. Under some circumstances, the scope of our liability may extend to damages to natural resources.

              Under the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") and similar state laws, a current or former owner or operator of real property in the U.S. may be liable for remediation costs regardless of whether the release or disposal of hazardous substances was in compliance with law at the time it occurred, and a current owner or operator may be liable regardless of whether it owned or operated the facility at the time of the release. Outside the U.S., analogous contaminated property laws, such as those in effect in France, can hold past owners and/or operators liable for remediation at former facilities. We have not been notified by third parties of claims against us for cleanup liabilities at former facilities or third-party sites, including, but not limited to, sites listed under CERCLA.

              Under the Resource Conservation and Recovery Act in the U.S. and similar state laws, we may be required to remediate contamination originating from our properties as a condition to our hazardous waste permit. Some of our manufacturing sites have an extended history of industrial chemical manufacturing and use, including on-site waste disposal. We are aware of soil, groundwater or surface contamination from past operations at some of our sites, and we may find contamination at other sites in the future. Similar laws exist in a number of locations in which we currently operate, or previously operated, manufacturing facilities, such as France and Italy.

VENATOR MATERIALS PLC AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 13. OTHER COMPREHENSIVE INCOME (LOSS)

              Other comprehensive income (loss) consisted of the following:

	Foreign currency translation adjustment(a)	Pension and other postretirement benefits adjustments, net of tax(b)	Other comprehensive income of unconsolidated affiliates	Total	Amounts attributable to noncontrolling interests	Amounts attributable to Venator
	(Dollars in millions)
Beginning balance, January 1, 2017	$(112)	$(306)	$(5)	$(423)	$—	$(423)

Adjustments related to other entities under common control	5	24	—	29	—	29
Tax expense	—	(3)	—	(3)	—	(3)
Other comprehensive income before reclassifications	68	3	—	71	—	71
Tax benefit	2	1	—	3	—	3
Amounts reclassified from accumulated other comprehensive loss, gross(c)	—	11	—	11	—	11
Tax expense	—	—	—	—	—	—

Net current-period other comprehensive income	75	36	—	111	—	111

Ending balance, September 30, 2017	$(37)	$(270)	$(5)	$(312)	$—	$(312)

VENATOR MATERIALS PLC AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 13. OTHER COMPREHENSIVE INCOME (LOSS) (Continued)

	Foreign currency translation adjustment(d)	Pension and other postretirement benefits adjustments, net of tax(e)	Other comprehensive income of unconsolidated affiliates	Total	Amounts attributable to noncontrolling interests	Amounts attributable to Venator
	(Dollars in millions)
Beginning balance, January 1, 2016	$(144)	$(252)	$(5)	$(401)	$—	$(401)

Adjustments related to other entities under common control	2	1	—	3	—	3
Tax expense	—	—	—	—	—	—
Other comprehensive (loss) income before reclassifications	(92)	7	—	(85)	—	(85)
Tax expense	(1)	(1)	—	(2)	—	(2)
Amounts reclassified from accumulated other comprehensive loss, gross(c)	—	8	—	8	—	8
Tax benefit	—	1	—	1	—	1

Net current-period other comprehensive (loss) income	(91)	16	—	(75)	—	(75)

Ending balance, September 30, 2016	$(235)	$(236)	$(5)	$(476)	$—	$(476)

(a)
Amounts are net of tax of $2 million and nil as of September 30, 2017 and January 1, 2017, respectively.

(b)
Amounts are net of tax of $54 million and $56 million as of September 30, 2017 and January 1, 2017, respectively.

(c)
See table below for details about the amounts reclassified from accumulated other comprehensive loss.

(d)
Amounts include a tax benefit of $1 million and nil as of September 30, 2016 and January 1, 2016, respectively.

(e)
Amounts are net of tax of $60 million at September 30, 2016 and January 1, 2016, each.

VENATOR MATERIALS PLC AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 13. OTHER COMPREHENSIVE INCOME (LOSS) (Continued)

	Three months ended September 30,		Nine months ended September 30,
					Affected line item in the statement where net income is presented
	2017	2016	2017	2016
	(Dollars in millions)
Details about Accumulated Other Comprehensive Loss Components(a):
Amortization of pension and other postretirement benefits:
Actuarial loss	$5	$3	$13	$8	(b)
Prior service credit	(1)	—	(2)	—	(b)

Total amortization	4	3	11	8	Total before tax
Income tax benefit	—	—	—	1	Income tax (expense) benefit

Total reclassifications for the period	$4	$3	$11	$9	Net of tax

(a)
Pension and other postretirement benefit amounts in parentheses indicate credits on our consolidated statements of operations.

(b)
These accumulated other comprehensive loss components are included in the computation of net periodic pension costs.

NOTE 14. OPERATING SEGMENT INFORMATION

              We derive our revenues, earnings and cash flows from the manufacture and sale of a wide variety of commodity chemical products. We have reported our operations through our two segments, Titanium Dioxide and Performance Additives, and organized our business and derived our operating segments around differences in product lines.

              The major product groups of each reportable operating segment are as follows:

Segment	Product Group
Titanium Dioxide	titanium dioxide
Performance Additives	functional additives, color pigments, timber treatment and water treatment chemicals

              Sales between segments are generally recognized at external market prices and are eliminated in consolidation. Adjusted EBITDA is presented as a measure of the financial performance of our

VENATOR MATERIALS PLC AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 14. OPERATING SEGMENT INFORMATION (Continued)

global business units and for reporting the results of our operating segments. The revenues and adjusted EBITDA for each of the two reportable operating segments are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
	(Dollars in millions)
Revenues:
Titanium Dioxide	$431	$392	$1,217	$1,197
Performance Additives	151	140	464	451

Total	$582	$532	$1,681	$1,648

Segment adjusted EBITDA(1)
Titanium Dioxide	$127	$22	$268	$28
Performance Additives	15	16	57	56

	142	38	325	84
Corporate and other	(8)	(17)	(48)	(46)

Total	$134	$21	$277	$38
Reconciliation of adjusted EBITDA to net income (loss):
Interest expense	(30)	(14)	(54)	(44)
Interest income	22	2	25	13
Income tax (expense) benefit—continuing operations	(14)	7	(26)	14
Depreciation and amortization	(35)	(30)	(95)	(84)
Net income attributable to noncontrolling interests	2	3	8	8
Other adjustments:
Business acquisition and integration expenses	(4)	(3)	(2)	(11)
Gain on disposition of businesses/assets	—	23	—	23
Net income of discontinued operations, net of tax	—	2	8	8
Certain legal settlements and related expenses	—	—	(1)	(1)
Amortization of pension and postretirement actuarial losses	(5)	(3)	(13)	(8)
Net plant incident (costs) credits	(1)	(3)	(4)	2
Restructuring, impairment and plant closing costs	(16)	(7)	(49)	(31)

Net income (loss)	$53	$(2)	$74	$(73)

(1)
Adjusted EBITDA is defined as net income (loss) of Venator before interest, income tax from continuing operations, depreciation and amortization and net income attributable to noncontrolling interests, as well as eliminating the following adjustments from net income (loss): (a) business acquisition and integration expenses; (b) gain on disposition of businesses/assets (c) net income of discontinued operations, net of income tax; (d) certain legal settlements and related expenses; (e) amortization of pension and postretirement actuarial losses; (f) net plant incident credits (costs); and (g) restructuring, impairment and plant closing costs.

VENATOR MATERIALS PLC AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 15. RELATED PARTY TRANSACTIONS

              Venator is party to a variety of transactions and agreements with Huntsman, their former parent and controlling shareholder.

Corporate Cost Allocations

              Prior to the Separation, Huntsman's executive, information technology, EHS and certain other corporate departments performed certain administrative and other services for Venator. Additionally, Huntsman performed certain site services for Venator. Expenses incurred by Huntsman and allocated to Venator were determined based on specific services provided or were allocated based on Venator's total revenues, total assets, and total employees in proportion to those of Huntsman. Management believes that such expense allocations are reasonable. Corporate allocations include allocated selling, general, and administrative expenses of $9 million and $27 million for the three months ended September 30, 2017 and 2016, respectively, and $62 million and $76 million for the nine months ended September 30, 2017 and 2016, respectively.

Material Agreements between Venator and Huntsman

              On August 11, 2017, Venator entered into a separation agreement with Huntsman to effect the Separation and to provide a framework for the relationship with Huntsman. This agreement governs the relationship between Venator and Huntsman subsequent to the completion of the Separation and provides for the allocation between Venator and Huntsman of assets, liabilities and obligations attributable to periods prior to the Separation. Because these agreements were entered into in the context of a related party transaction, the terms may not be comparable to terms that would be obtained in a transaction between unaffiliated parties.

Other Transactions

              See descriptions of our financing arrangements with Huntsman before and after the Separation in "Note 7. Debt" and "Note 8. Derivative Instruments and Hedging Activities." See description of our arrangement with Huntsman as part of the separation in "Note 9. Income Taxes."

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Huntsman Corporation:

              We have audited the accompanying combined balance sheets of Venator Materials PLC and subsidiaries as of December 31, 2016 and 2015, and the related combined statements of operations, comprehensive loss, equity, and cash flows for each of the three years in the period ended December 31, 2016. Our audits also included Schedule II—Valuation and Qualifying Accounts for the years ended December 31, 2016, 2015, and 2014 (the "financial statement schedule"). These financial statements and financial statement schedule are the responsibility of Huntsman Corporation's management. Our responsibility is to express an opinion on these combined financial statements and financial statement schedule based on our audits.

              We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Venator is not required to have, nor have we been engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Venator's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

              In our opinion, such combined financial statements present fairly, in all material respects, the financial position of Venator as of December 31, 2016 and 2015, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic combined financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

              As discussed in Note 1 to the combined financial statements, the combined financial statements include allocations of direct and indirect corporate expenses from Huntsman Corporation and are presented on a stand-alone basis as if Venator's operations had been conducted independently from Huntsman Corporation; however, Venator did not operate as a separate, stand-alone entity for the periods presented and, as such, the combined financial statements may not be fully indicative of Venator's financial position, results of operations and cash flows as an unaffiliated company from Huntsman Corporation.

              As discussed in Note 25 to the combined financial statements, the accompanying combined statements of cash flows for each of the three years in the period ended December 31, 2016 have been restated to correct a misstatement.

              As discussed in Note 26 to the combined financial statements, the accompanying combined balance sheets as of December 31, 2016 and 2015 and the accompanying combined statements of operations and cash flows for each of the three years in the period ended December 31, 2016 have been adjusted for discontinued operations.

/s/ DELOITTE & TOUCHE LLP
Houston, Texas

May 5, 2017 (June 12, 2017 as to the effects of the restatement discussed in Note 25 and November 15, 2017 as to the effects of the discontinued operations discussed in Note 26 and to the effects of losses per share discussed in Note 27)

VENATOR MATERIALS PLC AND SUBSIDIARIES

COMBINED BALANCE SHEETS

	December 31, 2016	December 31, 2015
	(Dollars in millions)
ASSETS
Current assets:
Cash and cash equivalents(a)	$29	$21
Accounts receivable (net of allowance for doubtful accounts of $4 each)(a)	247	242
Accounts receivable from affiliates	243	382
Inventories(a)	426	556
Prepaid expenses	11	49
Other current assets	59	63
Current assets of discontinued operations	84	119

Total current assets	1,099	1,432

Property, plant and equipment, net(a)	1,178	1,277
Intangible assets, net(a)	23	28
Investment in unconsolidated affiliates	85	98
Deferred income taxes	142	130
Notes receivable from affiliates	57	327
Other noncurrent assets(a)	35	32
Noncurrent assets of discontinued operations	42	89

Total assets	$2,661	$3,413

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable(a)	$297	$305
Accounts payable to affiliates	695	621
Accrued liabilities(a)	146	242
Current portion of debt(a)	10	9
Current liabilities of discontinued operations	27	31

Total current liabilities	1,175	1,208

Long-term debt	13	17
Debt to affiliates	882	1,023
Deferred income taxes	12	25
Other noncurrent liabilities	324	294
Noncurrent liabilities of discontinued operations	78	118

Total liabilities	2,484	2,685

Commitments and contingencies (Notes 21 and 22)
Equity
Parent's net investment and advances	588	1,112
Accumulated other comprehensive loss	(423)	(401)

Total Venator	165	711

Noncontrolling interest in subsidiaries	12	17

Total equity	177	728

Total liabilities and equity	$2,661	$3,413

(a)
At December 31, 2016 and 2015, respectively, $4 and $7 of cash and cash equivalents, $6 and $4 of accounts receivable (net), $1 each of inventories, $4 and $5 of property, plant and equipment (net), $20 and $23 of intangible assets (net), $1 each of accounts payable, $4 and $3 of accrued liabilities, and $2 and $1 of current portion of debt from consolidated variable interest entities are included in the respective balance sheet captions above. See note "7. Variable Interest Entities."

See notes to combined financial statements.

VENATOR MATERIALS PLC AND SUBSIDIARIES

COMBINED STATEMENTS OF OPERATIONS

	Year ended December 31,
	2016	2015	2014
	(Dollars in millions, except per share data)
Trade sales, services and fees, net	$2,139	$2,162	$1,549
Cost of goods sold	1,987	2,046	1,483
Operating expenses:
Selling, general, and administrative (includes corporate allocations of $104, $90 and $78, respectively)	225	263	182
Restructuring, impairment and plant closing costs	35	220	60
Other (income) expense, net	(45)	(1)	10

Total expenses	215	482	252

Operating loss	(63)	(366)	(186)
Interest expense	(59)	(52)	(25)
Interest income	15	22	23
Other expense	(1)	—	(1)

Loss from continuing operations before income taxes	(108)	(396)	(189)
Income tax benefit	23	34	18

Loss from continuing operations	(85)	(362)	(171)
Income from discontinued operations, net of tax	8	10	9

Net loss	(77)	(352)	(162)
Net income attributable to noncontrolling interests	(10)	(7)	(2)

Net loss attributable to Venator	$(87)	$(359)	$(164)

Basic losses per share:
Loss from continuing operations attributable to Venator Materials PLC ordinary shareholders	$(0.89)	(3.47)	(1.63)
Income from discontinued operations attributable to Venator Materials PLC ordinary shareholders	0.07	0.09	0.09

Net loss attributable to Venator Materials PLC ordinary shareholders	$(0.82)	$(3.38)	$(1.54)

Diluted losses per share:
Loss from continuing operations attributable to Venator Materials PLC ordinary shareholders	$(0.89)	(3.47)	(1.63)
Income from discontinued operations attributable to Venator Materials PLC ordinary shareholders	0.07	0.09	0.09

Net loss attributable to Venator Materials PLC ordinary shareholders	$(0.82)	$(3.38)	$(1.54)

See notes to combined financial statements.

VENATOR MATERIALS PLC AND SUBSIDIARIES

COMBINED STATEMENTS OF COMPREHENSIVE LOSS

	Year ended December 31,
	2016	2015	2014
	(Dollars in millions)
Net loss	$(77)	$(352)	$(162)

Other comprehensive loss, net of tax:
Foreign currency translation adjustment	32	(71)	(93)
Pension and other postretirement benefits adjustments	(54)	(10)	(16)
Other, net	—	(1)	(2)

Other comprehensive loss, net of tax:	(22)	(82)	(111)

Comprehensive loss	(99)	(434)	(273)
Comprehensive income attributable to noncontrolling interest	(10)	(7)	(2)

Comprehensive loss attributable to Venator	$(109)	$(441)	$(275)

See notes to combined financial statements.

VENATOR MATERIALS PLC AND SUBSIDIARIES

COMBINED STATEMENTS OF EQUITY

	Venator Equity
	Parent's Net Investment and Advances	Accumulated Other Comprehensive Loss	Noncontrolling Interest in Subsidiaries	Total
	(Dollars in millions)
Balance, January 1, 2014	$1,454	$(208)	$1	$1,247
Net loss	(164)	—	2	(162)
Net changes in other comprehensive loss	—	(111)	—	(111)
Dividends paid to noncontrolling interests	—	—	(1)	(1)
Acquisition of a business	—	—	16	16
Net changes in parent's net investment and advances	424	—	2	426

Balance, December 31, 2014	1,714	(319)	20	1,415
Net loss	(359)	—	7	(352)
Net changes in other comprehensive loss	—	(82)	—	(82)
Dividends paid to noncontrolling interests	—	—	(8)	(8)
Net changes in parent's net investment and advances	(243)	—	(2)	(245)

Balance, December 31, 2015	1,112	(401)	17	728
Net loss	(87)	—	10	(77)
Net changes in other comprehensive loss	—	(22)	—	(22)
Dividends paid to noncontrolling interests	—	—	(14)	(14)
Net changes in parent's net investment and advances	(437)	—	(1)	(438)

Balance, December 31, 2016	$588	$(423)	$12	$177

See notes to combined financial statements.

VENATOR MATERIALS PLC AND SUBSIDIARIES

COMBINED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2016	2015	2014
	(As Restated)	(As Restated)	(As Restated)
	(Dollars in millions)
Operating Activities:
Net loss	$(77)	$(352)	$(162)
Income from discontinued operations, net of tax	(8)	(10)	(9)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	114	100	87
Deferred income taxes	(14)	(28)	(23)
(Gain) loss on disposal of assets	(22)	1	(1)
Noncash restructuring charges and impairment of assets	10	104	—
Noncash interest	44	33	1
Noncash gain on foreign currency transactions	(9)	(4)	(1)
Other, net	1	1	(1)
Changes in operating assets and liabilities:
Accounts receivable	(12)	34	35
Inventories	106	94	(6)
Prepaid expenses	1	(42)	(1)
Other current assets	(4)	10	(3)
Other noncurrent assets	(9)	2	(9)
Accounts payable	17	5	29
Accrued liabilities	(40)	29	42
Other noncurrent liabilities	(18)	(34)	(49)

Net cash provided by (used in) operating activities from continuing operations	80	(57)	(71)

Net cash provided by (used in) operating activities from discontinued operations	17	(6)	8

Net cash provided by (used in) operating activities	97	(63)	(63)

Investing Activities:
Capital expenditures	(103)	(203)	(136)
Cash received from unconsolidated affiliates	32	48	48
Net (advances to) payments from affiliates	(5)	97	100
Investment in unconsolidated affiliates	(29)	(42)	(37)
Cash acquired from the acquisition of business	—	—	76
Proceeds from sale of businesses/assets	9	—	1

Net cash (used in) provided by investing activities from continuing operations	(96)	(100)	52
Net cash used in investing activities from discontinued operations	(22)	(39)	(23)

Net cash (used in) provided by investing activities	(118)	(139)	29

Financing Activities:
Proceeds from short-term debt	1	1	—
Net borrowings from affiliate accounts payable	47	194	53
Principal payments on long-term debt	(2)	(2)	—
Dividends paid to noncontrolling interest	(14)	(8)	—

Net cash provided by financing activities from continuing operations	32	185	53

Net cash (used in) provided by financing activities from discontinued operations	(2)	9	(1)

Net cash provided by financing activities	30	194	52

Effect of exchange rate changes on cash	(1)	(3)	(2)
Increase (decrease) in cash and cash equivalents, including discontinued operations	8	(11)	16
Cash and cash equivalents at beginning of period, including discontinued operations	22	33	17

Cash and cash equivalents at end of period, including discontinued operations	$30	$22	$33

Supplemental cash flow information:
Cash paid for interest	$5	$4	$5
Cash paid (received) for income taxes	7	8	(2)
Noncash investing and financing activities:
As of the years ended December 31, 2016, 2015 and 2014 the amount of capital expenditures in accounts payable was $21, $25 and $36, respectively

During the years ended December 31, 2016 and 2015, we received noncash settlements of notes receivable from affiliates of $270 and $256, respectively. During the year ended December 31, 2014, we issued noncash notes receivable to affiliates of $244

During the years ended December 31, 2016 and 2015, we settled noncash long-term debt to affiliates of $145 and $39, respectively. During the year ended December 31, 2014, we issued noncash long-term debt to affiliates of $811

During the year ended December 31, 2014, Huntsman Corporation made a noncash capital contribution of $960 to contribute the Rockwood Acquisition to Venator

See notes to combined financial statements.

VENATOR MATERIALS PLC AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS, RECENT DEVELOPMENTS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

              General—For convenience in this report, the terms "our," "us," "we" or "Venator" may be used to refer to Venator Materials PLC and, unless the context otherwise requires, its subsidiaries.

              Description of Business—Venator (comprising the combined operations and legal entities of the Pigments & Additives division and certain other operations of Huntsman Corporation, or Huntsman) operates in two segments: Titanium Dioxide and Performance Additives. The Titanium Dioxide segment manufactures and sells primarily titanium dioxide ("TiO2"), and has global operations operating eight TiO2 manufacturing facilities, predominantly in Europe. The Performance Additives segment manufactures and sells functional additives, color pigments, timber treatment and water treatment chemicals. This segment operates 19 color pigments, functional additives, water treatment and timber treatment manufacturing and processing facilities in Europe, North America, Asia and Australia.

              Recent Developments—In February 2017, Huntsman filed suit against the legacy owner and certain former executives of Rockwood, primarily related to the failure of new technology that Huntsman acquired in the Rockwood acquisition that was to be implemented at the new Augusta facility and subsequently at other facilities. Huntsman is seeking various forms of legal remedy, including compensatory damages, punitive damages, expectation damages, consequential damages and restitution. Venator is not party to the suit.

              On January 30, 2017, Venator's TiO2 manufacturing facility in Pori, Finland experienced fire damage and is currently not fully operational. We are committed to repairing the facility as quickly as possible. The site is insured for property damage as well as business interruption losses.

              Basis of Presentation—Venator's combined financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP" or "U.S. GAAP"). Venator's operations were included in Huntsman Corporation's financial results in different legal forms, including but not limited to: (1) wholly-owned subsidiaries for which the Titanium Dioxide and Performance Additives businesses were the sole businesses; (2) legal entities which are comprised of other businesses and include the Titanium Dioxide and Performance Additives businesses; and (3) variable interest entities in which the Titanium Dioxide and Performance Additives and other businesses are the primary beneficiaries. The combined financial statements include all revenues, costs, assets, liabilities and cash flows directly attributable to Venator, as well as allocations of direct and indirect corporate expenses, which are based upon an allocation method that in the opinion of management is reasonable. Such corporate cost allocation transactions between Venator and Huntsman Corporation have been considered to be effectively settled for cash in the combined financial statements at the time the transaction is recorded and the net effect of the settlement of these intercompany transactions is reflected in the combined statements of cash flows as a financing activity. Because the historical combined financial information for the periods indicated reflect the combination of these legal entities under common control, the historical combined financial information includes the results of operations of other Huntsman businesses are not a part of our operations after the Separation. We report the results of those other businesses as discontinued operations. Please see note "3. Discontinued Operations" to our unaudited condensed consolidated and combined financial statements and note "26. Discontinued Operations" to our combined financial statements.

VENATOR MATERIALS PLC AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

1. DESCRIPTION OF BUSINESS, RECENT DEVELOPMENTS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              In addition, the combined financial statements have been prepared from Huntsman Corporation's historical accounting records and are presented on a stand-alone basis as if Venator's operations had been conducted separately from Huntsman Corporation; however, Venator did not operate as a separate, stand-alone entity for the periods presented and, as such, the combined financial statements may not be indicative of the financial position, results of operations and cash flows had Venator been a stand-alone company.

              For purposes of these combined financial statements, all significant transactions with Huntsman International LLC ("Huntsman International"), a wholly-owned subsidiary of Huntsman through which Huntsman operates all of its businesses, have been included in group equity. All intercompany transactions within the combined business have been eliminated. Additional disclosures are included in note "20. Related Party Transactions."

              Huntsman Corporation's executive, information technology, environmental, health and safety and certain other corporate departments perform certain administrative and other services for Venator. Additionally, Huntsman Corporation performs certain site services for Venator. Expenses incurred by Huntsman Corporation and allocated to Venator are determined based on specific services provided or are allocated based on Venator's total revenues, total assets, and total employees in proportion to those of Huntsman Corporation. Management believes that such expense allocations are reasonable. Corporate allocations include allocated selling, general, and administrative expenses of $104 million, $90 million and $78 million for the years ended December 31, 2016, 2015 and 2014, respectively.

              Asset Retirement Obligations—Venator accrues for asset retirement obligations, which consist primarily of asbestos abatement costs, demolition and removal costs, leasehold remediation costs and landfill closure costs, in the period in which the obligations are incurred. Asset retirement obligations are initially recorded at estimated fair value. When the related liability is initially recorded, Venator capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its estimated settlement value and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, Venator will recognize a gain or loss for any difference between the settlement amount and the liability recorded.

              Carrying Value of Long-Lived Assets—Venator reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Recoverability is based upon current and anticipated undiscounted cash flows, and Venator recognizes an impairment when such estimated cash flows are less than the carrying value of the asset. Measurement of the amount of impairment, if any, is based upon the difference between carrying value and fair value. Fair value is generally estimated by discounting estimated future cash flows using a discount rate commensurate with the risks involved.

              Cash and Cash Equivalents—Venator considers cash in bank accounts and short-term highly liquid investments with remaining maturities of three months or less at the date of purchase to be cash and cash equivalents. Venator's day-to-day funding requirements are primarily met by the Huntsman International treasury function.

              Venator participates in Huntsman International's cash pooling program. The cash pooling program is an intercompany borrowing arrangement designed to reduce Venator's dependence on external short-term borrowing. See note "14. Related Party Financing."

VENATOR MATERIALS PLC AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

1. DESCRIPTION OF BUSINESS, RECENT DEVELOPMENTS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              Cost of Goods Sold—Venator classifies the costs of manufacturing and distributing its products as cost of goods sold. Manufacturing costs include variable costs, primarily raw materials and energy, and fixed expenses directly associated with production. Manufacturing costs include, among other things, plant site operating costs and overhead costs (including depreciation), production planning and logistics costs, repair and maintenance costs, plant site purchasing costs, and engineering and technical support costs. Distribution, freight, and warehousing costs are also included in cost of goods sold.

              Derivative Transactions—All derivatives are recorded on Venator's balance sheet at fair value. Changes in fair value of derivatives are recognized in earnings. See note "16. Derivative Instruments and Hedging Activities."

              Environmental Expenditures—Environmental-related restoration and remediation costs are recorded as liabilities when site restoration and environmental remediation and cleanup obligations are either known or considered probable and the related costs can be reasonably estimated. Other environmental expenditures that are principally maintenance or preventative in nature are recorded when expended and incurred and are expensed or capitalized as appropriate. See note "22. Environmental, Health and Safety Matters."

              Financial Instruments—The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, amounts receivable from affiliates, accounts payable, amounts payable to affiliates, and accrued liabilities approximate their fair value because of the immediate or short-term maturity of these financial instruments. The fair value of non-qualified employee benefit plan investments is estimated using prevailing market prices. The estimated fair values of Venator's long-term debt are based on quoted market prices for the identical liability when traded as an asset in an active market. Such fair value approximates carrying value.

              Foreign Currency Translation—The accounts of Venator's operating subsidiaries outside of the U.S. consider the functional currency to be the currency of the economic environment in which they operate. Accordingly, assets and liabilities are translated at rates prevailing at the balance sheet date. Revenues, expenses, gains and losses are translated at a weighted average rate for the period. Cumulative translation adjustments are recorded to equity as a component of accumulated other comprehensive loss.

              Foreign currency transaction gains and losses are recorded in other (income) expense in the combined statements of operations and were net gains of $9 million, $4 million and $1 million for the years ended December 31, 2016, 2015 and 2014, respectively.

              Income Taxes—Venator is comprised of operations in various tax jurisdictions. Venator's operations were included in Huntsman Corporation's financial results in different legal forms, including but not limited to wholly-owned subsidiaries for which Venator was the sole business, components of legal entities in which Venator operated in conjunction with other Huntsman Corporation businesses and variable interest entities in which Venator is the primary beneficiary.

              Similarly, Venator's tax obligations and filings were included in different legal forms, including but not limited to legal entities in certain countries where fiscal unity or consolidation is allowed or required with other Huntsman Corporation businesses, components of legal entities in which Venator

VENATOR MATERIALS PLC AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

1. DESCRIPTION OF BUSINESS, RECENT DEVELOPMENTS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

operated in conjunction with other Huntsman Corporation businesses, and legal entities which file separate tax returns in their respective tax jurisdictions.

              The combined financial statements have been prepared from Huntsman Corporation's historical accounting records and are presented on a stand-alone basis as if Venator's operations had been conducted separately from Huntsman; however, Venator did not operate as a separate, stand-alone entity for the periods presented and, as such, the tax results and attributes presented in these combined financial statements would not be indicative of the income tax expense or benefit, income tax related assets and liabilities and cash taxes had Venator been a stand-alone company.

              The combined financial statements have been prepared under the currently anticipated legal structure of Venator such that the historical results of legal entities are presented as follows: The historical tax results of legal entities which file separate tax returns in their respective tax jurisdictions and which need no restructuring before being contributed are included without adjustment, including the inclusion of any currently held subsidiaries. The historical tax results of legal entities in which Venator operated in conjunction with other Huntsman Corporation businesses for which new legal entities will be formed for Venator operations are presented on a stand-alone basis as if their operations had been conducted separately from Huntsman and any adjustments to current taxes payable have been treated as adjustments to parent's net investment and advances. The historical tax results of legal entities in which Venator operated in conjunction with other Huntsman Corporation businesses for which the Huntsman business will be transferred out have been presented without adjustment, including the historical results of the Huntsman businesses which are unrelated to Venator operating businesses.

              Pursuant to tax-sharing agreements, subsidiaries of Huntsman Corporation are charged or credited, in general, with an amount of income taxes as if they filed separate income tax returns. Adjustments to current income taxes payable by Venator have been treated as adjustments to parent's net investment and advances.

              Venator includes the U.S. Titanium Dioxide and Performance Additives subsidiaries of Huntsman International which are treated for U.S. tax purposes as divisions of Huntsman International. Huntsman International is included in the U.S. consolidated tax return of its parent, Huntsman Corporation. A 2% U.S. state income tax rate (net of federal benefit) was estimated for Venator based upon the estimated apportionment factors and actual income tax rates in state tax jurisdictions where it has nexus. U.S. foreign tax credits relating to taxes paid by non-U.S. business entities have been generated and utilized by Huntsman. On a separate entity basis, these foreign tax credits would not have been generated or utilized, therefore, no additional allocation of Huntsman foreign tax credits was necessary. Additionally, Huntsman had no U.S. net operating loss carryforward amounts ("NOLs") or similar attributes to allocate. Venator believes this methodology is reasonable and complies with Staff Accounting Bulletin Topic 1B, Allocation of Expenses and Related Disclosure in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity.

              Venator uses the asset and liability method of accounting for income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes. Venator evaluates deferred tax assets to determine whether it is more likely than not that they will be realized. Valuation allowances are reviewed on a tax jurisdiction basis to analyze whether there is sufficient positive or negative evidence to support a

VENATOR MATERIALS PLC AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

1. DESCRIPTION OF BUSINESS, RECENT DEVELOPMENTS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

change in judgment about the realizability of the related deferred tax assets for each jurisdiction. These conclusions require significant judgment. In evaluating the objective evidence that historical results provide, Venator considers the cyclicality of Venator and cumulative income or losses during the applicable period. Cumulative losses incurred over the period limits Venator's ability to consider other subjective evidence such as Venator's projections for the future. Changes in expected future income in applicable tax jurisdictions could affect the realization of deferred tax assets in those jurisdictions.

              As of December 31, 2016 and 2015, there were no unremitted earnings of subsidiaries to consider for indefinite reinvestment. Going forward, to the extent future U.S. cash flow needs require distributions from foreign subsidiaries, based on existing law, we expect to have tax attributes (at least up to the amount of anticipated external Venator debt) that could allow repatriation of earnings to the U.S. without incremental U.S. income tax.

              The U.S. tax expense, deferred tax assets, and deferred tax liabilities in these financial statements do not necessarily reflect the tax expense, deferred tax assets, or deferred tax liabilities that would have resulted had Venator not been operated as a U.S. income tax branch structure in combination with Huntsman Corporation. By illustration, there are no net operating losses to be allocated to Venator given the overall profitability of the Huntsman group in the U.S.

              The tax provision is not intended in any way to be representative of future taxes. Further, the tax attributes presented reflect calculated unaffiliated results based upon the legal entity structure of Venator and using the stand-alone methodology. The actual income tax attributes that would be allocated under the various required tax laws to the specific legal entities comprising Venator would be different than the amounts presented.

              Accounting for uncertainty in income taxes prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The application of income tax law is inherently complex. Venator is required to determine if an income tax position meets the criteria of more-likely-than-not to be realized based on the merits of the position under tax law, in order to recognize an income tax benefit. This requires Venator to make significant judgments regarding the merits of income tax positions and the application of income tax law. Additionally, if a tax position meets the recognition criteria of more-likely-than-not, Venator is required to make judgments and apply assumptions in order to measure the amount of the tax benefits to recognize. The judgments are based on the probability of the amount of tax benefits that would be realized if the tax position was challenged by the taxing authorities. Interpretations and guidance surrounding income tax laws and regulations change over time. As a consequence, changes in assumptions and judgments can materially affect amounts recognized in the combined financial statements.

VENATOR MATERIALS PLC AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

1. DESCRIPTION OF BUSINESS, RECENT DEVELOPMENTS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              Intangible Assets and Goodwill—Intangible assets are stated at cost (fair value at the time of acquisition) and are amortized using the straight-line method over the estimated useful lives or the life of the related agreement as follows:

Patents and technology	5 - 30 years
Trademarks	9 - 30 years
Licenses and other agreements	5 - 15 years
Other intangibles	5 - 15 years

              Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. Goodwill is not subject to any method of amortization, but is tested for impairment annually (at the beginning of the third quarter) and when events and circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying amount. When the fair value is less than the carrying value of the related reporting unit, Venator is required to reduce the amount of goodwill through a charge to earnings. Fair value is estimated using the market approach, as well as the income approach based on discounted cash flow projections. Goodwill has been assigned to reporting units for purposes of impairment testing.

              Inventories—Inventories are stated at the lower of cost or market, with cost determined using the first-in, first-out and average costs methods for different components of inventory.

              Legal Costs—Venator expenses legal costs, including those legal costs incurred in connection with a loss contingency, as incurred.

              Property, Plant, and Equipment—Property, plant, and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives or lease term as follows:

Buildings and equipment	5 - 50 years
Plant and equipment	3 - 30 years
Furniture, fixtures and leasehold improvements	5 - 20 years

              Normal maintenance and repairs of plant and equipment are charged to expense as incurred. Renewals, betterments, and major repairs that significantly extend the useful life of the assets are capitalized and the assets replaced, if any, are retired.

              Research and Development—Research and development costs are expensed as incurred and recorded in selling, general and administrative expense. Research and development costs charged to expense were $15 million, $17 million and $8 million for the years ended December 31, 2016, 2015 and 2014, respectively.

              Revenue Recognition—Venator generates substantially all of its revenues through sales in the open market and long-term supply agreements. Venator recognizes revenue when it is realized or realizable and earned. Revenue for product sales is recognized when a sales arrangement exists, risk and title to the product transfer to the customer, collectibility is reasonably assured, and pricing is fixed or determinable. The transfer of risk and title to the product to the customer usually occurs at the time

VENATOR MATERIALS PLC AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

1. DESCRIPTION OF BUSINESS, RECENT DEVELOPMENTS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

shipment is made. The revenue recognition policy for sales to related parties does not differ from the policy described above.

              Securitization of Accounts Receivable—Venator participates in A/R Programs sponsored by Huntsman International. Under the A/R Programs, Venator sells certain of its trade receivables to Huntsman International. Huntsman International grants an undivided interest in these receivables to bankruptcy remote special purpose entities ("SPE"), which serve as security for the issuance of debt of Huntsman International. See note "14. Related Party Financing."

              Subsequent Events—Venator evaluated material subsequent events through May 5, 2017, the date these combined financial statements were available to be issued.

              Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Accounting Pronouncements Pending Adoption in Future Periods

              In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), outlining a single comprehensive model for entities to use in accounting for revenues arising from contracts with customers and this guidance supersedes most current revenue recognition guidance. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, deferring the effective date of ASU No. 2014-09 for all entities by one year. Further, in March 2016, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), clarifying the implementation guidance on principal versus agent considerations, in April 2016, the FASB issued ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, clarifying the implementation guidance on identifying performance obligations in a contract and determining whether an entity's promise to grant a license provides a customer with either a right to use the entity's intellectual property (which is satisfied at a point in time) or a right to access the entity's intellectual property (which is satisfied over time), in May 2016, the FASB issued ASU No. 2016-12, Revenue from Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients, providing clarifications and practical expedients for certain narrow aspects in Topic 606, and in December 2016, the FASB issued ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers. The amendments in these ASUs are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. The amendments in ASU No. 2014-09, ASU No. 2016-08, ASU No. 2016-10, ASU No. 2016-12 and ASU No. 2016-20 should be applied retrospectively, and early application is permitted. We are currently performing the analysis identifying areas that will be impacted by the adoption of the amendments in ASU No. 2014-09, ASU No. 2016-08, ASU No. 2016-10, ASU No. 2016-12 and ASU No. 2016-20 on our combined financial statements. The

VENATOR MATERIALS PLC AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

2. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (Continued)

standard will be adopted in our fiscal year 2018 and we have elected the modified retrospective approach as the transition method.

              In July 2015, the FASB issued ASU No. 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory. The amendments in this ASU do not apply to inventory that is measured using last-in first-out ("LIFO") or the retail inventory method, but rather does apply to all other inventory, which includes inventory that is measured using first-in first-out or average cost. An entity should measure in scope inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Subsequent measurement is unchanged for inventory measured using LIFO or the retail inventory method. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The amendments in this ASU should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. We do not expect the adoption of the amendments in this ASU to have a significant impact on our combined financial statements.

              In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The amendments in this ASU will increase transparency and comparability among entities by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The amendments in this ASU will require lessees to recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Early application of the amendments in this ASU is permitted for all entities. Reporting entities are required to recognize and measure leases under these amendments at the beginning of the earliest period presented using a modified retrospective approach. We are currently evaluating the impact of the adoption of the amendments in this ASU on our combined financial statements and believe, based on our preliminary assessment, that we will record significant additional right-to-use assets and lease obligations.

              In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The amendments in this ASU clarify and include specific guidance to address diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. The amendments in this ASU should be applied using a retrospective transition method to each period presented. We do not expect the adoption of the amendments in this ASU to have a significant impact on our combined financial statements.

              In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. The amendments in this ASU require entities to recognize the current and deferred income taxes for an intra-entity transfer of an asset other than inventory when the transfer occurs, as opposed to deferring the recognition of the income tax consequences until the asset has been sold to an outside party. The amendments in this ASU are effective for annual reporting periods beginning after December 31, 2017, including interim reporting periods within those annual reporting periods. Early adoption is permitted for all entities as of the beginning of an annual reporting period for which financial statements (interim or annual) have not been issued or made available for

VENATOR MATERIALS PLC AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

2. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (Continued)

issuance. The amendments in this ASU should be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. We do not expect the adoption of the amendments in this ASU to have a significant impact on our combined financial statements.

              In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The amendments in this ASU require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this ASU are effective for fiscal years beginning after December 15, 2017, and interim period within those fiscal years. Early adoption is permitted, including adoption in an interim period. The amendments in this ASU should be applied using a retrospective transition method to each period presented. We do not expect the adoption of the amendments in this ASU to have a significant impact on our combined financial statements.

              In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. The amendments in this ASU clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The amendments in this ASU are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early application is permitted. The amendments in this ASU should be applied prospectively on or after the effective date. No disclosures are required at transition. We do not expect the adoption of the amendments in this ASU to have a significant impact on our combined financial statements.

3. BUSINESS COMBINATIONS

ROCKWOOD ACQUISITION

              On October 1, 2014, Huntsman completed the Rockwood acquisition. Huntsman paid $1.02 billion in cash and assumed certain unfunded pension liabilities in connection with the Rockwood acquisition and subsequently contributed these businesses to our Titanium Dioxide and Performance Additives divisions. The acquisition was financed using a bank term loan. Transaction costs charged to expense related to this acquisition were approximately nil, nil and $24 million for the years ended December 31, 2016, 2015 and 2014, respectively, and were recorded in selling, general and administrative expenses in the combined statements of operations.

              The following businesses were acquired from Rockwood:

  •
  TiO2, with strong specialty business in fibers, inks, pharmaceuticals, food and cosmetics;

  •
  functional additives made from barium and zinc based inorganics used to make colors more brilliant, primarily in plastics, coatings, films, food, cosmetics, pharmaceuticals and paper;

  •
  color pigments made from synthetic iron-oxide and other non-TiO2 inorganic pigments used by manufacturers of coatings and colorants;

VENATOR MATERIALS PLC AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

3. BUSINESS COMBINATIONS (Continued)

  •
  timber treatment wood protection chemicals used primarily in residential and commercial applications

  •
  water treatment products used to improve water purity in industrial, commercial and municipal applications; and

  •
  specialty automotive molded components.

              In connection with securing certain regulatory approvals required to complete the Rockwood acquisition, we sold our TiO2 TR52 product line used in printing inks to Henan in December 2014. The sale did not include any manufacturing assets but does include an agreement to supply TR52 product to Henan during a transitional period.

              We have accounted for the Rockwood acquisition using the acquisition method. As such, we analyzed the fair value of tangible and intangible assets acquired and liabilities assumed. The allocation of acquisition cost to the assets acquired and liabilities assumed is summarized as follows (dollars in millions):

Cash paid for Rockwood Acquisition in 2014	$1,038
Purchase price adjustment received in 2015	(18)

Net acquisition cost	$1,020

Fair value of assets acquired and liabilities assumed:
Cash	$77
Accounts receivable	220
Inventories	401
Prepaid expenses and other current assets	55
Property, plant and equipment	665
Intangible assets	31
Deferred income taxes, non-current	106
Other assets	8
Accounts payable	(146)
Accrued expenses and other current liabilities	(106)
Long-term debt, non-current	(3)
Pension and related liabilities	(233)
Deferred income taxes, non-current	(9)
Other liabilities	(30)

Total fair value of net assets acquired	1,036
Noncontrolling interest	(16)

Total	$1,020

              During the second quarter of 2015, we received $18 million related to the settlement of certain purchase price adjustments. As a result of the finalization of the valuation of the assets and liabilities, reallocations were made in certain property, plant and equipment, deferred tax, accrued liability and other long-term liability balances. None of the fair value of this acquisition was allocated to goodwill. Intangible assets acquired consist primarily of developed technology, trademarks and customer relationships, all of which are being amortized over nine years. The noncontrolling interest primarily

VENATOR MATERIALS PLC AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

3. BUSINESS COMBINATIONS (Continued)

relates to Viance, a 50%-owned joint venture with Dow Chemical acquired as part of the Rockwood acquisition. The noncontrolling interest was valued at 50% of the fair value of the net assets of Viance as of October 1, 2014, as dictated by the ownership interest percentages. If the Rockwood acquisition were to have occurred on January 1, 2014, the following estimated pro forma revenues and net loss attributable to Venator would have been reported (dollars in millions):

Pro Forma
Year ended December 31, 2014 (Unaudited)
Revenues	$2,875
Net loss attributable to Venator	(65)

4. INVENTORIES

              Inventories at December 31, 2016 and 2015 consisted of the following (dollars in millions):

	December 31,
	2016	2015
Raw materials and supplies	$134	$174
Work in process	46	69
Finished goods	246	313

Total	$426	$556

5. PROPERTY, PLANT AND EQUIPMENT

              The cost and accumulated depreciation of property, plant and equipment at December 31, 2016 and 2015 were as follows (dollars in millions):

	December 31,
	2016	2015
Land and land improvements	$96	$75
Buildings	214	201
Plant and equipment	1,789	1,940
Construction in progress	102	312

Total	2,201	2,528

Less accumulated depreciation	(1,023)	(1,251)

Property, plant, and equipment—net	$1,178	$1,277

              Depreciation expense for the years ended December 31, 2016, 2015 and 2014 was $110 million, $99 million and $84 million, respectively.

VENATOR MATERIALS PLC AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

6. INVESTMENT IN UNCONSOLIDATED AFFILIATES

              Investments in companies in which we exercise significant influence, but do not control, are accounted for using the equity method. Investments in companies in which we do not exercise significant influence are accounted for using the cost method.

              Tioxide Americas Inc., a wholly-owned subsidiary of Venator, has a 50% interest in Louisiana Pigment Company, L.P. ("LPC"). Located in Lake Charles, Louisiana, LPC is a joint venture that produces TiO2 for the exclusive benefit of each of the joint venture partners. In accordance with the joint venture agreement, this plant operates on a break-even basis. This investment is accounted for using the equity method and totaled $81 million and $84 million at December 31, 2016 and 2015, respectively.

              During 2012, we made a $3 million investment in White Mountain Titanium Corporation, which reflects a 3% ownership interest. This investment is accounted for using the cost method and totaled $3 million each at December 31, 2016 and 2015.

              Investments in other affiliates of Venator's parent company totaled $1 million and $11 million at December 31, 2016 and 2015, respectively.

7. VARIABLE INTEREST ENTITIES

              We evaluate our investments and transactions to identify variable interest entities for which we are the primary beneficiary. We hold a variable interest in the following joint ventures for which we are the primary beneficiary:

  •
  Pacific Iron Products Sdn Bhd is our 50%-owned joint venture with Coogee Chemicals that manufactures products for Venator. It was determined that the activities that most significantly impact its economic performance are raw material supply, manufacturing and sales. In this joint venture we supply all the raw materials through a fixed cost supply contract, operate the manufacturing facility and market the products of the joint venture to customers. Through a fixed price raw materials supply contract with the joint venture we are exposed to the risk related to the fluctuation of raw material pricing. As a result, we concluded that we are the primary beneficiary.

  •
  Viance, LLC ("Viance") is our 50%-owned joint venture with Dow Chemical. Viance markets timber treatment products for Venator. Our joint venture interest in Viance was acquired as part of the Rockwood acquisition. It was determined that the activity that most significantly impacts its economic performance is manufacturing. The joint venture sources all of its products through a contract manufacturing arrangement at our Harrisburg, North Carolina facility and we bear a disproportionate amount of working capital risk of loss due to the supply arrangement whereby we control manufacturing on Viance's behalf. As a result, we concluded that we are the primary beneficiary and began consolidating Viance upon the Rockwood acquisition on October 1, 2014.

              Creditors of these entities have no recourse to Venator's general credit. As the primary beneficiary of these variable interest entities at December 31, 2016, the joint ventures' assets, liabilities and results of operations are included in Venator's combined financial statements.

VENATOR MATERIALS PLC AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

7. VARIABLE INTEREST ENTITIES (Continued)

              The revenues, income from continuing operations before income taxes and net cash provided by operating activities for our variable interest entities for the years ended December 31, 2016, 2015 and 2014 are as follows (dollars in millions):

	Year ended December 31,
	2016	2015	2014
Revenues	$116	$100	$24
Income from continuing operations before income taxes	21	13	3
Net cash provided by operating activities	26	17	—

8. INTANGIBLE ASSETS

	December 31, 2016			December 31, 2015
	Carrying Amount	Accumulated Amortization	Net	Carrying Amount	Accumulated Amortization	Net
Patents, trademarks and technology	$18	$1	$17	$19	$4	$15
Other intangibles	14	8	6	22	9	13

Total	$32	$9	$23	$41	$13	$28

              Amortization expense was $4 million, $1 million and $3 million for the years ended December 31, 2016, 2015 and 2014, respectively.

              Our estimated future amortization expense for intangible assets over the next five years is as follows (dollars in millions):

Year ending December 31,
2017	$4
2018	3
2019	3
2020	3
2021	3

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

9. OTHER NONCURRENT ASSETS

              Other noncurrent assets at December 31, 2016 and 2015 consisted of the following (dollars in millions):

	December 31,
	2016	2015
Spare parts inventory	$13	$14
Notes receivable	7	7
Pension assets	4	2
Other	11	9

Total	$35	$32

10. ACCRUED LIABILITIES

              Accrued liabilities at December 31, 2016 and 2015 consisted of the following (dollars in millions):

	December 31,
	2016	2015
Payroll and benefits	$50	$52
Restructuring and plant closing costs	14	85
Rebate accrual	25	22
Current taxes payable	4	4
Asset retirement obligation	13	18
Taxes other than income taxes	2	2
Pension liabilities	1	1
Other miscellaneous accruals	37	58

Total	$146	$242

VENATOR MATERIALS PLC AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

11. RESTRUCTURING, IMPAIRMENT AND PLANT CLOSING COSTS

              Venator has initiated various restructuring programs in an effort to reduce operating costs and maximize operating efficiency. As of December 31, 2016, 2015 and 2014, accrued restructuring and plant closing costs by type of cost and initiative consisted of the following (dollars in millions):

	Workforce reductions(1)	Other restructuring costs	Total(2)
Accrued liabilities as of January 1, 2014	$2	$—	$2
2014 charges	60	—	60
2014 payments	(4)	—	(4)
Adjustment to Titanium Dioxide and Performance Additives opening balance sheet liabilities	1	—	1

Accrued liabilities as of December 31, 2014	59	—	59

2015 charges	90	21	111
2015 payments	(54)	(21)	(75)
Adjustment to Titanium Dioxide and Performance Additives opening balance sheet liabilities	1	—	1
Foreign currency effect on liability balance	(6)	—	(6)

Accrued liabilities as of December 31, 2015	90	—	90

2016 charges	9	16	25
Distribution of prefunded restructuring costs	(36)	—	(36)
2016 payments	(42)	(16)	(58)
Foreign currency effect on liability balance	—	—	—

Accrued liabilities as of December 31, 2016	$21	$—	$21

(1)
The total workforce reduction reserves of $21 million relate to the termination of 323 positions, of which 323 positions had not been terminated as of December 31, 2016.

(2)
Accrued liabilities remaining at December 31, 2016 and 2015 by year of initiatives were as follows (dollars in millions):

	December 31,
	2016	2015
2014 initiatives and prior	$18	$77
2015 initiatives	3	13

Total	$21	$90

VENATOR MATERIALS PLC AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

11. RESTRUCTURING, IMPAIRMENT AND PLANT CLOSING COSTS (Continued)

              Details with respect to our reserves for restructuring, impairment and plant closing costs are provided below by segment and initiative (dollars in millions):

	Titanium Dioxide	Performance Additives	Total
Accrued liabilities as of January 1, 2014	$2	$—	$2

2014 charges	51	9	60
2014 payments	(4)	—	(4)
Adjustment to Titanium Dioxide and Performance Additives opening balance sheet liabilities	—	1	1

Accrued liabilities as of December 31, 2014	49	10	59

2015 charges	75	36	111
2015 payments	(62)	(13)	(75)
Adjustment to Titanium Dioxide and Performance Additives opening balance sheet liabilities	—	1	1
Foreign currency effect on liability balance	(5)	(1)	(6)

Accrued liabilities as of December 31, 2015	57	33	90

2016 charges	9	16	25
Distribution of prefunded restructuring costs	(23)	(13)	(36)
2016 payments	(29)	(29)	(58)
Foreign currency effect on liability balance	(2)	2	—

Accrued liabilities as of December 31, 2016	$12	$9	$21

Current portion of restructuring reserves	$5	$9	$14
Long-term portion of restructuring reserve	7	—	7

              Details with respect to cash and noncash restructuring charges for the years ended December 31, 2016, 2015 and 2014 by initiative are provided below (dollars in millions):

Cash charges:
2016 charges	$25
Accelerated depreciation	9
Other non-cash charges	1

Total 2016 Restructuring, Impairment and Plant Closing Costs	$35

Cash charges:
2015 charges	$113
Pension-related charges	3
Accelerated depreciation	68
Other non-cash charges	36

Total 2015 Restructuring, Impairment and Plant Closing Costs	$220

VENATOR MATERIALS PLC AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

11. RESTRUCTURING, IMPAIRMENT AND PLANT CLOSING COSTS (Continued)

Cash charges:
2014 charges	$60
Non-cash charges	—

Total 2014 Restructuring, Impairment and Plant Closing Costs	$60

2016 RESTRUCTURING ACTIVITIES

              In December 2014, we announced a comprehensive restructuring program to improve the global competitiveness of our Titanium Dioxide and Performance Additives divisions. As part of the program, we are reducing our workforce by approximately 900 positions. In connection with this restructuring program, we recorded restructuring expense of $3 million in 2016.

              In February 2015, we announced a plan to close the black end manufacturing operations and ancillary activities at our Calais, France site, which will reduce our TiO2 capacity by approximately 100,000 metric tons, or 11% of our global TiO2 capacity. In connection with this announcement, we recorded restructuring expense of $1 million in the first quarter of 2016. All expected charges have been incurred as of the end of 2016.

              In March 2015, we announced plans to restructure our color pigments business, another step in our previously announced plan to significantly restructure our global Titanium Dioxide and Performance Additives divisions, and recorded restructuring expense of approximately $15 million in 2016.

              In July 2016, we announced plans to close our Umbogintwini, South Africa TiO2 manufacturing facility. As part of the program, we recorded restructuring expense of approximately $6 million in 2016. Additionally, we recorded an impairment charge of $1 million during the second quarter of 2016. The majority of the long-lived assets associated with this manufacturing facility were impaired in the fourth quarter of 2015.

              In connection with planned restructuring activities, our Titanium Dioxide and Performance Additives divisions recorded accelerated depreciation as restructuring expense of $8 million during 2016.

2015 RESTRUCTURING ACTIVITIES

              In December 2014, we announced a comprehensive restructuring program to improve the global competitiveness of our Titanium Dioxide and Performance Additives divisions. As part of the program, we are reducing our workforce by approximately 900 positions. In connection with this restructuring program, during 2015, we recorded charges of $61 million for workforce reductions, $3 million for pension related charges and $15 million in other restructuring costs associated with this initiative.

              In February 2015, we announced a plan to close the black end manufacturing operations and ancillary activities at our Calais, France site, which will reduce our TiO2 capacity by approximately 100,000 metric tons, or 11%, of our global TiO2 capacity. In connection with this announcement, we began to accelerate depreciation on the affected assets and recorded accelerated depreciation in 2015 of $68 million as restructuring, impairment and plant closing costs. In addition, during 2015, we recorded charges of $30 million primarily for workforce reductions and non-cash charges of $17 million.

VENATOR MATERIALS PLC AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

11. RESTRUCTURING, IMPAIRMENT AND PLANT CLOSING COSTS (Continued)

              In March 2015, we announced plans to restructure our color pigments business, another step in our previously announced plan to significantly restructure our global Titanium Dioxide and Performance Additives divisions, and recorded restructuring expense of approximately $4 million during 2015 primarily related to workforce reductions.

              During the fourth quarter of 2015, in connection with our plans to shut down the TiO2 manufacturing facility in Umbogintwini, South Africa by the end of the fourth quarter of 2016, we determined that the South African asset group was impaired and recorded an impairment charge of $19 million.

2014 RESTRUCTURING ACTIVITIES

              In December 2014, we announced a comprehensive restructuring program to improve the global competitiveness of our Titanium Dioxide and Performance Additives divisions. As part of the restructuring program we are reducing our workforce by approximately 900 positions. In connection with this restructuring program, we recorded restructuring expense of $57 million in the fourth quarter of 2014 related primarily to workforce reductions.

12. ASSET RETIREMENT OBLIGATIONS

              Asset retirement obligations consist primarily of asbestos abatement costs, demolition and removal costs, leasehold remediation costs and landfill closure costs. Venator is legally required to perform capping and closure and post-closure care on the landfills and asbestos abatement on certain of its premises. For each asset retirement obligation, Venator recognized the estimated fair value of a liability and capitalized the cost as part of the cost basis of the related asset.

              The following table describes changes to Venator's asset retirement obligation liabilities (dollars in millions):

	December 31,
	2016	2015
Asset retirement obligations at beginning of year	$44	$18
Accretion expense	2	2
Liabilities incurred	—	—
Liabilities assumed in connection with the Rockwood acquisition	—	30
Liabilities settled	(4)	(1)
Foreign currency effect on reserve balance	(3)	(5)

Asset retirement obligations at end of year	$39	$44

VENATOR MATERIALS PLC AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

13. OTHER NONCURRENT LIABILITIES

              Other noncurrent liabilities at December 31, 2016 and 2015 consisted of the following (dollars in millions):

	December 31,
	2016	2015
Pension liabilities	$266	$233
Employee benefit accrual	5	5
Asset retirement obligations	26	26
Other postretirement benefits	3	5
Environmental reserves	12	11
Restructuring and plant closing costs	7	7
Other	5	7

Total	$324	$294

14. RELATED PARTY FINANCING

              Venator receives financing from Huntsman International and its subsidiaries, which are related parties. The financing relates to Venator's participation in a cash pooling program. See note "1. Description of Business, Recent Developments, Basis of Presentation and Summary of Significant Accounting Policies."

              Cash Pooling Program—Venator addresses cash flow needs by participating in a cash pooling program. The cash pool provides for the participating subsidiaries of Huntsman International to loan or borrow funds daily from the cash pool. The business records these transactions as either amounts receivable from affiliates or amounts payable to affiliates and reflects these transaction in "Net advances to affiliates" and "Net borrowings on affiliate accounts payable" in the investing and financing sections, respectively, in the combined statements of cash flows. Interest income is earned if Venator is a net lender to the cash pool and paid if Venator is a net borrower from the cash pool based on a variable interest rate determined from time to time by Huntsman International. See note "1. Description of Business, Recent Developments, Basis of Presentation and Summary of Significant Accounting Policies."

              Notes Receivable and Payable of Venator to Subsidiaries of Huntsman International—As of December 31, 2016 and 2015, Venator had notes receivable outstanding from affiliates of $57 million and $327 million, respectively, and notes payable outstanding to affiliates totaling $882 million and $1,023 million, respectively. The borrowers and lenders are subsidiaries of Huntsman International and the notes are unsecured. Under the terms of the notes, Venator promises to pay interest on the unpaid principal amounts at a rate per annum as agreed upon from time to time by Huntsman International and Venator. As of December 31, 2016, the average interest rate on notes receivable and notes payable was 4%.

              A/R Programs—Certain of our entities participate in the accounts receivable securitization programs ("A/R Programs") sponsored by Huntsman International. Under the A/R Programs, these entities sell certain of their trade receivables to Huntsman International. Huntsman International grants an undivided interest in these receivables to a SPE, which serve as security for the issuance of debt of Huntsman International. These entities continue to service the securitized receivables. As of

VENATOR MATERIALS PLC AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

14. RELATED PARTY FINANCING (Continued)

December 31, 2016 and 2015, Huntsman International had $106 million and $110 million, respectively, of net receivables in their A/R Programs and reflected on their balance sheet associated with Venator. The entities allocated losses on the A/R Programs for the years ended December 31, 2016, 2015 and 2014 were $5 million, $3 million and $4 million, respectively. The allocation of losses on sale of accounts receivable is based upon the pro-rata portion of total receivables sold into the securitization program as well as other program and interest expenses associated with the A/R Programs. On April 21, 2017, Huntsman International amended its accounts receivable securitization facilities, which among other things removed existing receivables sold into the program by the Pigments and Additives business. In addition, after April 21, 2017 receivables generated by the Pigments and Additives legal entities will no longer participate in the Huntsman A/R Program sponsored by Huntsman.

15. THIRD-PARTY DEBT AGREEMENTS

              Venator also has lease obligations accounted for as capital leases primarily related to manufacturing facilities which are included in other long-term debt. The scheduled maturities of Venator's commitments under capital leases are as follows (dollars in millions):

Year ending December 31:
2017	$7
2018	2
2019	2
2020	2
Thereafter	11

Total minimum payments	24

Less: Amounts representing interest	(4)

Present value of minimum lease payments	20
Less: Current portion of capital leases	(7)

Long-term portion of capital leases	$13

16. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

              Venator is exposed to market risks associated with foreign exchange risks. From time to time, Venator, through Huntsman International or its subsidiaries, will enter into hedging or derivative transactions to mitigate these exposures.

              Venator's cash flows and earnings are subject to fluctuations due to exchange rate variation. Venator's revenues and expenses are denominated in various foreign currencies. From time to time, Huntsman International or its subsidiaries, on behalf of Venator, may enter into foreign currency derivative instruments to minimize the short-term impact of movements in foreign currency rates. Where practicable, Venator generally nets multicurrency cash balances among its subsidiaries to help reduce exposure to foreign currency exchange rates. Certain other exposures may be managed from time to time through financial market transactions, principally through the purchase of spot or forward foreign exchange contracts (generally with maturities of three months or less). Venator does not hedge its foreign currency exposures in a manner that would eliminate the effect of changes in exchange rates on its cash flows and earnings. As of December 31, 2016 and 2015, Huntsman International or its

VENATOR MATERIALS PLC AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

16. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES (Continued)

subsidiaries, on behalf of Venator, had approximately $88 million and $50 million in notional amount (in U.S. dollar equivalents) outstanding, respectively, in forward foreign currency contracts with a term of approximately one month.

17. STOCK-BASED COMPENSATION PLAN

              Under the Huntsman Corporation Stock Incentive Plan, a plan approved by stockholders, Huntsman Corporation may grant non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, phantom stock, performance awards and other stock-based awards to its employees, directors and consultants and to employees and consultants of its subsidiaries, provided that incentive stock options may be granted solely to employees. The terms of the grants are fixed at the grant date. Option awards have a maximum contractual term of 10 years and generally must have an exercise price at least equal to the market price of Huntsman Corporation's common stock on the date the option award is granted. Stock-based awards generally vest over a three-year period; certain performance awards vest over a two-year period and awards to Huntsman Corporation's directors vest on the grant date.

              The compensation cost from continuing operations under the Stock Incentive Plan allocated to Venator was approximately $2 million each for the years ended December 31, 2016, 2015 and 2014. The allocation was determined annually based upon the outstanding number of shares of each type of award granted to individuals employed by Venator.

STOCK OPTIONS

              The fair value of each stock option award is estimated on the date of grant using the Black-Scholes valuation model that uses the assumptions noted in the following table. Expected volatilities are based on the historical volatility of Huntsman Corporation's common stock through the grant date. The expected term of options granted was estimated based on the contractual term of the instruments and employees' expected exercise and post-vesting employment termination behavior. The risk-free rate for periods within the contractual life of the option was based on the U.S. Treasury yield curve in effect at the time of grant. The assumptions noted below represent the weighted averages of the assumptions utilized for all stock options granted during the year.

	Year ended December 31,
	2016	2015	2014
Dividend yield	5.6%	2.3%	2.4%
Expected volatility	57.9%	57.6%	60.3%
Risk-free interest rate	1.4%	1.4%	1.7%
Expected life of stock options granted during the period	5.9 years	5.9 years	5.7 years

NONVESTED SHARES

              Nonvested shares granted under the Huntsman Corporation Stock Incentive Plan consist of restricted stock, which is accounted for as an equity award, and phantom stock, which is accounted for as a liability award because it can be settled in either stock or cash.

VENATOR MATERIALS PLC AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

17. STOCK-BASED COMPENSATION PLAN (Continued)

              The fair value of each performance share unit award is estimated using a Monte Carlo simulation model that uses various assumptions, including an expected volatility rate and a risk-free interest rate. For the years ended December 31, 2016 and 2015, the weighted-average expected volatility rate was 39.3% and 30.0%, respectively and the weighted average risk-free interest rate was 0.9% and 0.7%, respectively. For the performance awards granted during the years ended December 31, 2016 and 2015, the number of shares earned varies based upon Huntsman Corporation achieving certain performance criteria over two-year and three-year performance periods. The performance criteria are total stockholder return of Huntsman Corporation's common stock relative to the total stockholder return of a specified industry peer-group for the two-year and three-year performance periods. No performance share unit awards were granted during the year ended December 31, 2014.

18. INCOME TAXES

              Our income tax basis of presentation is summarized in note "1. Description of Business, Recent Developments, Basis of Presentation and Summary of Significant Accounting Policies."

              A summary of the provisions for current and deferred income taxes is as follows (dollars in millions):

	Year ended December 31,
	2016	2015	2014
Income tax (benefit) expense:
U.S.
Current	$(4)	$(7)	$4
Deferred	(5)	5	—
Non-U.S.
Current	(5)	2	2
Deferred	(9)	(34)	(24)

Total	$(23)	$(34)	$(18)

VENATOR MATERIALS PLC AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

18. INCOME TAXES (Continued)

              The reconciliation of the differences between the U.S. federal income taxes at the U.S. statutory rate to Venator's provision for income taxes is as follows (dollars in millions):

	Year ended December 31,
	2016	2015	2014
Loss from continuing operations before income taxes	$(109)	$(396)	$(190)
Expected tax benefit at U.S. statutory rate of 35%	$(39)	$(138)	$(67)
Change resulting from:
State tax benefit net of federal benefit	—	1	—
Non-U.S. tax rate differentials	(3)	21	11
Effects of non-U.S. operations	(2)	7	2
Non-taxable portion of gain on sale of businesses	(3)	—	—
Unrealized currency exchange gains and losses	1	(21)	—
Tax authority audits and dispute resolutions	(1)	4	2
Tax benefit of losses with valuation allowances as a result of other comprehensive income	(1)	(1)	(6)
Change in valuation allowance	27	96	39
Other, net	(2)	(3)	1

Total income tax benefit	$(23)	$(34)	$(18)

              Included in the non-U.S. deferred tax expense are income tax benefits of $1 million in 2016, $1 million in 2015 and $6 million in 2014 for losses from continuing operations for certain jurisdictions with valuation allowances to the extent that income was recorded in other comprehensive income in that same jurisdiction. Foreign currency gains and changes in pension related items resulted in other comprehensive income where Venator has a full valuation allowance against the net deferred tax asset. An offsetting income tax expense was recognized in accumulated other comprehensive loss.

              Venator operates in over 25 non-U.S. tax jurisdictions with no specific country earning a predominant amount of its off-shore earnings. The vast majority of these countries have income tax rates that are lower than the U.S. statutory rate. In 2016, the average statutory rate for countries with pre-tax income was lower than the average statutory rate for countries with pre-tax losses, resulting in a net benefit as compared to the U.S. statutory rate. For the year ended December 31, 2016, the tax rate differential resulted in lower tax expense of $3 million, reflected in the reconciliation above. In 2015 and 2014, the average statutory rate for countries with pre-tax losses was lower than the average statutory rate for countries with pre-tax income, resulting in a net expense as compared to the U.S. statutory rate.

              In certain non-U.S. tax jurisdictions, Venator's U.S. GAAP functional currency is different than the local tax currency. As a result, foreign exchange gains and losses will impact Venator's effective tax rate. For 2016, this resulted in a tax expense of $1 million. For 2015, this resulted in a tax benefit of $11 million ($21 million of benefit included in "unrealized currency exchange gains and losses" in the reconciliation above, net of $10 million of expense related to establishing contingent liabilities for potential non-deductibility of these foreign currency losses included in "tax authority audits and dispute resolutions" in the reconciliation above). During 2015, a number of Venator's intercompany liabilities that were denominated in U.S. dollars were owed by entities whose tax currency was the euro. As a

VENATOR MATERIALS PLC AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

18. INCOME TAXES (Continued)

result of the depreciation in the euro opposite the U.S. dollar, these entities recorded a tax only foreign exchange loss. Most of the receivables associated with these same U.S. dollar denominated intercompany debts were held by entities with a tax currency of the U.S. dollar which, therefore, resulted in no taxable gain.

              The components of loss before income taxes were as follows (dollars in millions):

	Year ended December 31,
	2016	2015	2014
U.S.	$(7)	$(18)	$8
Non-U.S.	(102)	(378)	(198)

Total	$(109)	$(396)	$(190)

              Components of deferred income tax assets and liabilities at December 31, 2016 and 2015 were as follows (dollars in millions):

	December 31,
	2016	2015
Deferred income tax assets:
Net operating carryforwards	$365	$253
Pension and other employee compensation	58	53
Property, plant and equipment	28	59
Intangible assets	19	28
Other, net	36	55

Total	$506	$448

Total deferred income tax liabilities:
Property, plant and equipment	$(126)	$(100)
Pension and other employee compensation	(1)	(1)
Other, net	(4)	(1)

Total	$(131)	$(102)

Net deferred tax assets before valuation allowance	$375	$346
Valuation allowance	(245)	(241)

Net deferred tax assets	$130	$105

Non-current deferred tax assets	142	130
Non-current deferred tax liabilities	(12)	(25)

Net deferred tax assets	$130	$105

              The net operating loss carryforward amounts ("NOLs"), including the amounts discussed below, and other attributes reflected in these combined financial statements are based upon the legal entity structure of Venator using the stand-alone methodology with on-top income adjustments and do not reflect the actual NOLs and other tax attributes that exist or that would be allocated under the various required tax laws to the specific legal entities comprising Venator. Under the stand-alone

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

18. INCOME TAXES (Continued)

methodology, NOLs that would have been created, utilized or expire unused do not reflect the actual creation, utilization and expiration of NOLs in the legal entities comprising Venator. For example, Huntsman had no U.S. NOLs to allocate to Venator.

              Venator has NOLs of $1,148 million in various non-U.S. jurisdictions, all of which have no expiration date. Venator had no NOLs expire unused in 2016. Venator has NOLs of $120 million in U.S. federal and $120 million in U.S. state jurisdictions.

              Venator has total tax-effected NOLs of $365 million. After taking into account deferred tax liabilities, there are $215 million of valuation allowances that related to these NOLs. Venator's NOLs are principally located in France, Germany, Italy, Spain, the U.K. and the U.S.

              Venator has total net deferred tax assets, before valuation allowance, of $375 million. Venator has a full valuation allowance on net deferred tax assets of $245 million in the following countries: France, Italy, Spain, South Africa, and the U.K. Venator also has net deferred tax assets of $140 million, not subject to valuation allowances, in Canada, Finland, Malaysia and Germany, and net deferred tax liabilities of $10 million in the U.S.

              Valuation allowances are reviewed each period on a tax jurisdiction by jurisdiction basis to analyze whether there is sufficient positive or negative evidence to support a change in judgment about the realizability of the related deferred tax assets. Uncertainties regarding expected future income in certain jurisdictions could affect the realization of deferred tax assets in those jurisdictions and result in additional valuation allowances in future periods.

              Valuation allowances are determined on a tax jurisdiction by jurisdiction basis. While Venator has generated consolidated losses before income taxes over the past three years, certain jurisdictions, significantly Germany, but also including Canada, Finland and Malaysia, are profitable and recognize net deferred tax assets.

              During 2016, Venator released valuation allowances of $6 million in France, as a result of deferred tax liabilities offsetting deferred tax assets, which previously had a valuation allowance.

              During 2015, Venator established valuation allowances of $12 million. In Italy, Venator established $10 million of valuation allowances on certain net deferred tax assets as a result of cumulative losses, and, in South Africa, Venator established a full valuation allowance on $2 million of deferred tax assets as a result of current year losses shifting it from a net deferred tax liability position.

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

18. INCOME TAXES (Continued)

              The following is a summary of changes in the valuation allowance (dollars in millions):

	2016	2015	2014
Valuation allowance as of January 1	$241	$156	$158
Valuation allowance as of December 31	245	241	156

Net (increase) decrease	(4)	(85)	2
Foreign currency movements	(20)	(16)	(17)
(Decrease) increase to deferred assets with an offsetting increase or decrease to valuation allowances	(3)	5	(24)

Change in valuation allowance per rate reconciliation	$(27)	$(96)	$(39)

Components of change in valuation allowance affecting operating tax expense:
Pre-tax income and pre-tax (losses) in jurisdictions with valuation allowances resulting in no tax expense or benefit	$(33)	$(84)	$(39)
Release of valuation allowance in various jurisdictions	6	—	—
Establishments of valuation allowances in various jurisdictions	—	(12)	—

Change in valuation allowances per rate reconciliation	$(27)	$(96)	$(39)

              The following is a reconciliation of the unrecognized tax benefits (dollars in millions):

	2016	2015	2014
Unrecognized tax benefits as of January 1	$22	$24	$27
Gross increases and decreases—tax positions taken during a prior period	—	3	1
Gross increases and decreases—tax positions taken during the current period	(1)	7	—
Decreases related to settlements of amounts due to tax authorities	—	(1)	(1)
Reductions resulting from the lapse of statutes of limitation	—	(8)	—
Foreign currency movements	(1)	(3)	(3)

Unrecognized tax benefits as of December 31	$20	$22	$24

              As of December 31, 2016, 2015 and 2014, the amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is $11 million, $12 million and $12 million, respectively.

              In accordance with Venator's accounting policy, it recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense (dollars in millions):

	Year ended December 31,
	2016	2015	2014
Interest included in income tax expense	$—	$(2)	$1
Penalties expense included in tax expense	—	—	—

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

18. INCOME TAXES (Continued)

	December 31,
	2016	2015
Accrued liability for interest	$—	$—

              Venator conducts business globally and, as a result, files income tax returns in the U.S. federal, various U.S. state and various non-U.S. jurisdictions. The following table summarizes the tax years that remain subject to examination by major tax jurisdictions:

Tax Jurisdiction	Open Tax Years
China	2012 and later
France	2002 and later
Germany	2011 and later
Italy	2012 and later
Malaysia	2012 and later
Spain	2002 and later
United Kingdom	2015 and later
United States federal	2009 and later

              Certain of Venator's U.S. and non-U.S. income tax returns are currently under various stages of audit by applicable tax authorities and the amounts ultimately agreed upon in resolution of the issues raised may differ materially from the amounts accrued.

              Venator estimates that it is reasonably possible that certain of its non-U.S. unrecognized tax benefits could change within 12 months of the reporting date with a resulting decrease in the unrecognized tax benefits within a reasonably possible range of nil to $3 million. For the 12-month period from the reporting date, Venator would expect that a substantial portion of the decrease in its unrecognized tax benefits would result in a corresponding benefit to its income tax expense.

              As of December 31, 2016 and 2015, there were no unremitted earnings of subsidiaries to consider for indefinite reinvestment. Going forward, to the extent future U.S. cash flow needs require distributions from foreign subsidiaries, based on existing law, we expect to have tax attributes (at least up to the amount of anticipated external Venator debt) that could allow repatriation of earnings to the U.S. without incremental U.S. income tax.

19. EMPLOYEE BENEFIT PLANS

Defined Benefit and Other Postretirement Benefit Plans

              Venator sponsors defined benefit plans in a number of countries outside of the U.S. in which employees of Venator participate. The availability of these plans and their specific design provisions are consistent with local competitive practices and regulations.

              During 2012, Venator's U.K. pension plan was closed to new entrants. For existing participants, benefits will only grow as a result of increases in pay. A defined contribution plan was established to replace this pension plan for future benefit accruals.

VENATOR MATERIALS PLC AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

19. EMPLOYEE BENEFIT PLANS (Continued)

              The disclosures for the defined benefit and other postretirement benefit plans within the U.S. are combined with the disclosures of the plans outside of the U.S. Of the total projected benefit obligations for Venator as of December 31, 2016 and 2015, the amount related to the U.S. benefit plans is $15 million and $14 million, respectively, or 1% each. Of the total fair value of plan assets for Venator, the amount related to the U.S. benefit plans for December 31, 2016 and 2015 was $11 million and $10 million, respectively, or 1% each.

              Certain plans are shared by Venator and other Huntsman International subsidiaries unrelated to Venator. In such cases, the projected benefit obligation is allocated based upon individual employee census data and the fair value of plan assets is allocated based upon a relevant percentage of projected benefit obligation.

              On December 31, 2016, legal entity restructuring commenced for other businesses that will not ultimately be part of Venator after the separation. As a result, certain other businesses within three legal entities were disposed.

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

19. EMPLOYEE BENEFIT PLANS (Continued)

              The following table sets forth the funded status of the plans for Venator and the amounts recognized in the combined balance sheets at December 31, 2016 and 2015 (dollars in millions):

	Defined Benefit Plans		Other Postretirement Benefit Plans
	2016	2015	2016	2015
Change in benefit obligation
Benefit obligation at beginning of year	$1,037	$1,144	$5	$8
Service cost	4	6	—	—
Interest cost	31	35	1	—
Actuarial (gain) loss	184	(31)	—	—
Acquisitions/disposals	1	6	—	—
Gross benefits paid	(48)	(50)	(1)	—
Plan amendments	—	4	(2)	(2)
Exchange rates	(156)	(75)	—	(1)
Curtailments	—	(4)	—	—
Special termination benefits	—	2	—	—

Benefit obligation at end of year	$1,053	$1,037	$3	$5

Change in plan assets
Fair value of plan assets at beginning of year	$805	$866	$—	$—
Actual return on plan assets	147	2	—	—
Employer contribution	22	37	1	—
Gross benefits paid	(48)	(50)	(1)	—
Acquisitions/disposals	—	—	—	—
Exchange rates	(136)	(50)	—	—

Fair value of plan assets at end of year	$790	$805	$—	$—

Funded status
Fair value of plan assets	$790	$805	$—	$—
Benefit obligation	(1,053)	(1,037)	(3)	(5)

Accrued benefit cost	$(263)	$(232)	$(3)	$(5)

Amounts recognized in balance sheet:
Noncurrent asset	$4	$2	$—	$—
Current liability	(1)	(1)	—	—
Noncurrent liability	(266)	(233)	(3)	(5)

Total	$(263)	$(232)	$(3)	$(5)

Amounts recognized in accumulated other comprehensive loss:
Net actuarial loss (gain)	$335	$268	$(3)	$(3)
Prior service cost (credit)	8	9	(3)	(1)

Total	$343	$277	$(6)	$(4)

VENATOR MATERIALS PLC AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

19. EMPLOYEE BENEFIT PLANS (Continued)

              The amounts in accumulated other comprehensive (loss) income that are expected to be recognized as components of net periodic benefit cost during the next fiscal year are as follows (dollars in millions):

	Defined Benefit Plans	Other Postretirement Benefit Plans
Actuarial loss	$15	$1
Prior service credit	1	(3)

Total	$16	$(2)

              Components of net periodic benefit costs for the years ended December 31, 2016, 2015 and 2014 were as follows (dollars in millions):

	Defined Benefit Plans
	2016	2015	2014
Service cost	$4	$6	$3
Interest cost	31	35	36
Expected return on plan assets	(39)	(51)	(44)
Amortization of actuarial loss	10	9	11
Amortization of prior service cost	1	1	1
Special termination benefit	—	2	—

Net periodic benefit cost	$7	$2	$7

Other Postretirement Benefit Plans
	2016	2015	2014
Service cost	$—	$—	$—
Interest cost	—	—	—

Net periodic benefit cost	$—	$—	$—

VENATOR MATERIALS PLC AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

19. EMPLOYEE BENEFIT PLANS (Continued)

              The amounts recognized in net periodic benefit cost and other comprehensive (loss) income as of December 31, 2016, 2015 and 2014 were as follows (dollars in millions):

	Defined Benefit Plans
	2016	2015	2014
Current year actuarial loss	$86	$11	$37
Amortization of actuarial loss	(11)	(11)	(11)
Current year prior service cost	—	9	—
Amortization of prior service credits	(1)	(1)	(1)
Disposals	—	—	—

Total recognized in other comprehensive (loss) income	74	8	25
Amount related to discontinued operations	(8)	4	(27)

Total recognized in other comprehensive income (loss) from continuing operations	66	12	(2)
Net periodic benefit cost	7	2	7

Total recognized in net periodic benefit cost and other comprehensive income	$81	$10	$32

	Other Postretirement Benefit Plans
	2016	2015	2014
Current year actuarial loss	$—	$—	$1
Current year prior service credits	(2)	(2)	—

Total recognized in other comprehensive (loss) income	(2)	(2)	1
Net periodic benefit cost	—	—	—

Total recognized in net periodic benefit cost and other comprehensive income	$(2)	$(2)	$1

              The following weighted-average assumptions were used to determine the projected benefit obligation at the measurement date and the net periodic pension cost for the year:

	Defined Benefit Plans
	2016	2015	2014
Projected benefit obligation:
Discount rate	2.28%	3.27%	3.12%
Rate of compensation increase	3.79%	3.24%	3.66%
Net periodic pension cost:
Discount rate	3.27%	3.12%	4.40%
Rate of compensation increase	3.24%	3.66%	4.20%
Expected return on plan assets	5.22%	5.99%	6.24%

VENATOR MATERIALS PLC AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

19. EMPLOYEE BENEFIT PLANS (Continued)

	Other Postretirement Benefit Plans
	2016	2015	2014
Projected benefit obligation:
Discount rate	3.72%	6.94%	5.65%
Net periodic pension cost:
Discount rate	6.94%	5.65%	6.59%

              At December 31, 2016 and 2015, the health care trend rate used to measure the expected increase in the cost of benefits was assumed to be 5.82% and 7.0%, respectively, decreasing to 4.38% after 2030. Assumed health care cost trend rates can have a significant effect on the amounts reported for the postretirement benefit plans. A one-percent point change in assumed health care cost trend rates would not have a significant effect.

              The projected benefit obligation and fair value of plan assets for the defined benefit plans with projected benefit obligations in excess of plan assets as were as follows (dollars in millions):

	December 31,
	2016	2015
Projected benefit obligation	$1,033	$1,012
Fair value of plan assets	766	779

              The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the defined benefit plans with an accumulated benefit obligation in excess of plan assets as of December 31, 2016 and 2015 were as follows (dollars in millions):

	December 31,
	2016	2015
Projected benefit obligation	$1,033	$323
Accumulated benefit obligation	986	309
Fair value of plan assets	766	121

              Expected future contributions and benefit payments are as follows (dollars in millions):

	Defined Benefit Plans	Other Postretirement Benefit Plans
2017 expected employer contributions:
To plan trusts	$21	$—
Expected benefit payments:
2017	36	—
2018	36	—
2019	37	—
2020	39	—
2021	40	—
2022 - 2026	217	1

VENATOR MATERIALS PLC AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

19. EMPLOYEE BENEFIT PLANS (Continued)

              Our investment strategy with respect to pension assets is to pursue an investment plan that, over the long term, is expected to protect the funded status of the plan, enhance the real purchasing power of plan assets and not threaten the plan's ability to meet currently committed obligations. Additionally, our investment strategy is to achieve returns on plan assets, subject to a prudent level of portfolio risk. Plan assets are invested in a broad range of investments. These investments are diversified in terms of domestic and international equities, both growth and value funds, including small, mid and large capitalization equities; short-term and long-term debt securities; real estate; and cash and cash equivalents. The investments are further diversified within each asset category. The portfolio diversification provides protection against a single investment or asset category having a disproportionate impact on the aggregate performance of the plan assets.

              Our pension plan assets are managed by outside investment managers. The investment managers value our plan assets using quoted market prices, other observable inputs or unobservable inputs. For certain assets, the investment managers obtain third-party appraisals at least annually, which use valuation techniques and inputs specific to the applicable property, market or geographic location. We have established target allocations for each asset category. Venator's pension plan assets are periodically rebalanced based upon our target allocations.

              The fair value of plan assets for the pension plans was $790 million and $805 million at December 31, 2016 and 2015, respectively. The following plan assets are measured at fair value on a recurring basis (dollars in millions):

Asset Category	December 31, 2016	Fair Value Amounts Using Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Pension plans:
Equities	$212	$206	$6	$—
Fixed income	542	40	496	6
Real estate/other	32	—	5	27
Cash and cash equivalents	4	4	—	—

Total pension plan assets	$790	$250	$507	$33

Asset Category	December 31, 2015	Fair Value Amounts Using Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Pension plans:
Equities	$213	$204	$9	$—
Fixed income	565	37	528	—
Real estate/other	20	—	12	8
Cash and cash equivalents	7	2	5	—

Total pension plan assets	$805	$243	$554	$8

VENATOR MATERIALS PLC AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

19. EMPLOYEE BENEFIT PLANS (Continued)

	Real Estate/ Other Year ended December 31,
	2016	2015
Fair Value Measurements of Plan Assets Using Significant Unobservable Inputs (Level 3)
Balance at the beginning of the period	$8	$9
Return on pension plan assets	—	(1)
Purchases, sales and settlements	19	—
Transfers (out of) into Level 3	—	—
Disposals	—	—

Balance at the end of the period	$27	$8

	Fixed Income Year ended December 31,
	2016	2015
Fair Value Measurements of Plan Assets Using Significant Unobservable Inputs (Level 3)
Balance at the beginning of the period	$—	$—
Return on pension plan assets	—	—
Purchases, sales and settlements	6	—
Transfers (out of) into Level 3	—	—

Balance at the end of the period	$6	$—

              Based upon historical returns, the expectations of our investment committee and outside advisors, the expected long-term rate of return on the pension assets is estimated to be between 5.22% and 6.24%. The asset allocation for our pension plans at December 31, 2016 and 2015 and the target allocation for 2017, by asset category, are as follows:

Asset category	Target allocation 2017	Allocation at December 31, 2016	Allocation at December 31, 2015
Pension plans:
Equities	27%	27%	26%
Fixed income	68%	69%	70%
Real estate/other	5%	4%	3%
Cash	—	—	1%

Total pension plans	100%	100%	100%

              Equity securities in Venator's pension plans did not include any equity securities of Huntsman Corporation or Venator and its affiliates at the end of 2016.

VENATOR MATERIALS PLC AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

19. EMPLOYEE BENEFIT PLANS (Continued)

U.S. Benefit Plans

              Defined Benefit and Other Postretirement Benefit Plans Sponsored by Huntsman International —Venator's U.S. employees participate in a trusteed, non-contributory defined benefit pension plan (the "Plan") that covers substantially all of Huntsman International's full-time U.S. employees. Effective July 1, 2004, the Plan formula for employees not covered by a collective bargaining agreement was converted to a cash balance design. For represented employees, participation in the cash balance design is subject to the terms of negotiated contracts. For participating employees, benefits accrued under the prior formula were converted to opening cash balance accounts. The new cash balance benefit formula provides annual pay credits from 4% to 12% of eligible pay, depending on age and service, plus accrued interest. Participants in the plan on July 1, 2004 may be eligible for additional annual pay credits from 1% to 8%, depending on their age and service as of that date, for up to five years. The conversion to the cash balance plan did not have a significant impact on the accrued benefit liability, the funded status or ongoing pension expense. Beginning July 1, 2014, the Huntsman Defined Benefit Pension Plan was closed to new, non-union entrants. New hires will be provided with a defined contribution plan with a non-discretionary employer contribution of 6% of pay and a company match of up to 4% of pay, for a total company contribution of up to 10% of pay.

              Our employees also participate in an unfunded postretirement benefit plan, which provides medical and life insurance benefits. This plan is sponsored by Huntsman International.

              Our U.S. employees participate in a postretirement benefit plan that provides a fully insured Medicare Part D plan including prescription drug benefits affected by the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act"). Neither Venator nor Huntsman can determine whether the medical benefits provided by these postretirement benefit plans are actuarially equivalent to those provided by the Act. Neither Venator nor Huntsman collects a subsidy, and our net periodic postretirement benefits cost, and related benefit obligation, do not reflect an amount associated with the subsidy.

Non-U.S. Defined Contribution Plans

              We have defined contribution plans in a variety of non-U.S. locations.

              Venator's combined expense for these defined contribution plans for the years ended December 31, 2016, 2015 and 2014 was $7 million, $8 million and $7 million, respectively, primarily related to the Huntsman UK Pension Plan.

              All U.K. associates are eligible to participate in the Huntsman U.K. Pension Plan, a contract based arrangement with a third party. Company contributions vary by business during a five year transition period. Plan participants elect to make voluntary contributions to this plan up to a specified amount of their compensation. We contribute a matching amount not to exceed 12% of the participant's salary for new hires and 15% of the participant's salary for all other participants.

U.S. Defined Contribution Plans

              We have a money purchase pension plan covering substantially all of our domestic employees who were hired prior to January 1, 2004. Employer contributions are made based on a percentage of employees' earnings (ranging up to 8%). During 2014, we closed this plan to non-union participants,

VENATOR MATERIALS PLC AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

19. EMPLOYEE BENEFIT PLANS (Continued)

continuing to provide equivalent benefits to those covered under this plan into their salary deferral accounts.

              We also have a salary deferral plan covering substantially all U.S. employees. Plan participants may elect to make voluntary contributions to this plan up to a specified amount of their compensation. We contribute an amount equal to one-half of the participant's contribution, not to exceed 2% of the participant's compensation.

              Along with the introduction of the cash balance formula within the defined benefit pension plan, the money purchase pension plan was closed to new hires. At the same time, the employer match in the salary deferral plan was increased, for new hires, to a 100% match, not to exceed 4% of the participant's compensation, once the participant has achieved six years of service with us.

              Our total combined expense for the above defined contribution plans was $1 million for the year ended December 31, 2016 and de minimus for each of the years ended December 31, 2015 and 2014.

20. RELATED PARTY TRANSACTIONS

              Huntsman Corporation's executive, information technology, EHS and certain other corporate departments perform certain administrative and other services for Venator. Additionally, Huntsman Corporation performs certain site services for Venator. Expenses incurred by Huntsman Corporation and allocated to Venator are determined based on specific services provided or are allocated based on our total revenues, total assets, and total employees in proportion to those of Huntsman Corporation. Management believes that such expense allocations are reasonable. It is not practical to estimate the expenses that would have been incurred by Venator had it been operated on a stand-alone basis. Corporate allocations include allocated selling, general, and administrative expenses of $104 million, $90 million and $78 million for the years ended December 31, 2016, 2015 and 2014, respectively.

              We also conduct transactions in the normal course of business with parties under common ownership. Sales of raw materials to LPC as part of a sourcing arrangement were $67 million, $80 million and $108 million for the years ended December 31, 2016, 2015 and 2014, respectively. Proceeds from this arrangement are recorded as a reduction of cost of goods sold in Venator's combined statements of operations. Related to this same arrangement, purchases of finished goods from LPC were $158 million, $163 million and $194 million for the years ended December 31, 2016, 2015 and 2014, respectively. Inventory purchases from other affiliates of Huntsman by Venator was $2 million for the year ended December 31, 2016. The related accounts receivable from affiliates and accounts payable to affiliates as of December 31, 2016 and 2015 are recognized in the combined balance sheets.

              We participate in a cash management system with various subsidiaries of Huntsman International, which results in interest expense to Venator. See note "1. Description of Business, Recent Developments, Basis of Presentation and Summary of Significant Accounting Policies" and note "14. Related Party Financing."

21. COMMITMENTS AND CONTINGENCIES

              Purchase Commitments—We have various purchase commitments extending through 2029 for materials, supplies and services entered into in the ordinary course of business. Included in the

VENATOR MATERIALS PLC AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

21. COMMITMENTS AND CONTINGENCIES (Continued)

purchase commitments table below are contracts which require minimum volume purchases that extend beyond one year or are renewable annually and have been renewed for 2017. Certain contracts allow for changes in minimum required purchase volumes in the event of a temporary or permanent shutdown of a facility. To the extent the contract requires a minimum notice period; such notice period has been included in the table below. The contractual purchase prices for substantially all of these contracts are variable based upon market prices, subject to annual negotiations. We have estimated our contractual obligations by using the terms of our current pricing for each contract. We also have a limited number of contracts which require a minimum payment even if no volume is purchased. We believe that all of our purchase obligations will be utilized in our normal operations. For the years ended December 31, 2016, 2015 and 2014, we made minimum payments under such take or pay contracts without taking the product of $1 million, nil and nil, respectively. Total purchase commitments as of December 31, 2016 were as follows (dollars in millions):

Year ending December 31,
2017	$582
2018	438
2019	49
2020	14
2021	12
Thereafter	39

              Operating Leases—We lease certain premises, automobiles, and office equipment under long-term lease agreements. The total expense recorded under operating lease agreements in the combined statements of operations was approximately $9 million, $9 million and $4 million for the years ended December 31, 2016, 2015 and 2014, respectively.

              Future minimum lease payments under noncancelable operating leases as of December 31, 2016 were as follows (dollars in millions):

Year ending December 31,
2017	$8
2018	7
2019	3
2020	2
2021	2
Thereafter	2

Total	$24

              Guarantees—Substantially all of our U.S. operations and certain of their foreign subsidiary holdings fully and unconditionally guaranteed Huntsman International's outstanding notes. Subsequent to the business separation, such operations and entities will no longer guarantee Huntsman International's notes. As of December 31, 2016 and 2015, Huntsman International and its guarantors had third-party debt outstanding of $3,793 million and $4,318 million, respectively. As of December 31, 2016 and 2015, our U.S. operations and certain of our foreign subsidiaries that guarantee Huntsman

VENATOR MATERIALS PLC AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

21. COMMITMENTS AND CONTINGENCIES (Continued)

International's outstanding notes had total assets, excluding intercompany amounts, of $502 million and $384 million, respectively.

LEGAL PROCEEDINGS

              Antitrust Matters—We were named as a defendant in consolidated class action civil antitrust suits filed on February 9 and 12, 2010 in the U.S. District Court for the District of Maryland alleging that we, our co-defendants and other alleged co-conspirators conspired to fix prices of TiO2 sold in the U.S. between at least March 1, 2002 and the present. The other defendants named in this matter were E. I. du Pont de Nemours and Company (DuPont), Kronos Worldwide, Inc. ("Kronos") and National Titanium Dioxide Company, Ltd. ("Cristal") (formerly Millennium). On August 28, 2012, the court certified a class consisting of all U.S. customers who purchased TiO2 directly from the defendants (the "Direct Purchasers") since February 1, 2003. On December 13, 2013, we and all other defendants settled the Direct Purchasers litigation and the court approved the settlement. We paid the settlement in an amount immaterial to our combined financial statements.

              On November 22, 2013, we were named as a defendant in a civil antitrust suit filed in the U.S. District Court for the District of Minnesota brought by a Direct Purchaser who opted out of the Direct Purchasers class litigation (the "Opt-Out Litigation"). On April 21, 2014, the court severed the claims against us from the other defendants sued and ordered our case transferred to the U.S. District Court for the Southern District of Texas. Subsequently, Kronos, another defendant, was also severed from the Minnesota case and claims against it were transferred and consolidated for trial with our case in the Southern District of Texas. On February 26, 2016, we reached an agreement to settle the Opt-Out litigation and subsequently paid the settlement in an amount immaterial to our combined financial statements.

              We were also named as a defendant in a class action civil antitrust suit filed on March 15, 2013 in the U.S. District Court for the Northern District of California by the purchasers of products made from TiO2 (the "Indirect Purchasers") making essentially the same allegations as did the Direct Purchasers. On October 14, 2014, plaintiffs filed their Second Amended Class Action Complaint narrowing the class of plaintiffs to those merchants and consumers of architectural coatings containing TiO2. On August 11, 2015, the court granted our motion to dismiss the Indirect Purchasers litigation with leave to amend the complaint. A Third Amended Class Action Complaint was filed on September 29, 2015 further limiting the class to consumers of architectural paints. Plaintiffs have raised state antitrust claims under the laws of 15 states, consumer protection claims under the laws of nine states, and unjust enrichment claims under the laws of 16 states. On November 4, 2015, we and our co-defendants filed another motion to dismiss. On June 13, 2016, the court substantially denied the motion to dismiss except as to consumer protection claims in one state. The parties are presently negotiating a settlement for an amount that would not be material to our combined financial statements.

              On August 23, 2016, we were named as a defendant in a fourth civil antitrust suit filed in the U.S. District Court for the Northern District of California by an Indirect Purchaser of TiO2, Home Depot. Home Depot is an Indirect Purchaser of TiO2 primarily through paints it purchases from various manufacturers. Home Depot makes the same claims as the Direct and Indirect Purchasers. On January 13, 2017, we filed a motion to dismiss the Home Depot case, which remains pending. We do not expect this matter to have a material impact on our consolidated financial statements.

VENATOR MATERIALS PLC AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

21. COMMITMENTS AND CONTINGENCIES (Continued)

              These Indirect Purchasers seek to recover injunctive relief, treble damages or the maximum damages allowed by state law, costs of suit and attorneys' fees. We are not aware of any illegal conduct by us or any of our employees. Nevertheless, we have incurred costs relating to these claims and could incur additional costs in amounts which in the aggregate could be material to us. Because of the overall complexity of these cases, we are unable to reasonably estimate any possible loss or range of loss and we have not made a material accrual with respect to these claims.

              Other Proceedings—We are a party to various other proceedings instituted by private plaintiffs, governmental authorities and others arising under provisions of applicable laws, including various environmental, products liability and other laws. Except as otherwise disclosed in these combined financial statements, we do not believe that the outcome of any of these matters will have a material effect on our financial condition, results of operations or liquidity.

22. ENVIRONMENTAL, HEALTH AND SAFETY MATTERS

              Environmental, Health and Safety ("EHS") Capital Expenditures—We may incur future costs for capital improvements and general compliance under EHS laws, including costs to acquire, maintain and repair pollution control equipment. For the years ended December 31, 2016, 2015 and 2014, our capital expenditures for EHS matters totaled $11 million, $21 million and $20 million, respectively. Because capital expenditures for these matters are subject to evolving regulatory requirements and depend, in part, on the timing, promulgation and enforcement of specific requirements, our capital expenditures for EHS matters have varied significantly from year to year and we cannot provide assurance that our recent expenditures are indicative of future amounts we may spend related to EHS and other applicable laws.

              Environmental Reserves—We accrue liabilities relating to anticipated environmental cleanup obligations, site reclamation and closure costs, and known penalties. Liabilities are recorded when potential liabilities are either known or considered probable and can be reasonably estimated. Our liability estimates are calculated using present value techniques as appropriate and are based upon requirements placed upon us by regulators, available facts, existing technology, and past experience. The environmental liabilities do not include amounts recorded as asset retirement obligations. As of December 31, 2016 and 2015, we had environmental reserves of $12 million and $14 million, respectively. We may incur additional losses for environmental remediation.

              Environmental Matters—We have incurred and we may in the future incur, liability to investigate and clean up waste or contamination at our current or former facilities or facilities operated by third parties at which we may have disposed of waste or other materials. Similarly, we may incur costs for the cleanup of waste that was disposed of prior to the purchase of our businesses. Under some circumstances, the scope of our liability may extend to damages to natural resources.

              Under the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") and similar state laws, a current or former owner or operator of real property in the U.S. may be liable for remediation costs regardless of whether the release or disposal of hazardous substances was in compliance with law at the time it occurred, and a current owner or operator may be liable regardless of whether it owned or operated the facility at the time of the release. Outside the U.S., analogous contaminated property laws, such as those in effect in France, can hold past owners and/or operators liable for remediation at former facilities. We have not been notified by third parties of claims against us for cleanup liabilities at former facilities or third-party sites, including, but not limited to, sites listed under CERCLA.

VENATOR MATERIALS PLC AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

22. ENVIRONMENTAL, HEALTH AND SAFETY MATTERS (Continued)

              Under the Resource Conservation and Recovery Act in the U.S. and similar state laws, we may be required to remediate contamination originating from our properties as a condition to our hazardous waste permit. Some of our manufacturing sites have an extended history of industrial chemical manufacturing and use, including on-site waste disposal and we have made accruals for related remediation activity. We are aware of soil, groundwater or surface contamination from past operations at some of our sites and have made accruals for related remediation activity, and we may find contamination at other sites in the future. Similar laws exist in a number of locations in which we currently operate, or previously operated, manufacturing facilities, such as France and Italy.

23. OTHER COMPREHENSIVE LOSS

              Other comprehensive loss consisted of the following (dollars in millions):

	Foreign currency translation adjustment(a)	Pension and other postretirement benefits adjustments, net of tax(b)	Other comprehensive income of unconsolidated affiliates	Total	Amounts attributable to noncontrolling interests	Amounts attributable to Venator
Beginning balance, January 1, 2016	$(144)	$(252)	$(5)	$(401)	$—	$(401)
Adjustment due to discontinued operations	(3)	(8)	—	(11)	—	(11)
Tax benefit	—	2	—	2	—	2
Other comprehensive (loss) income before reclassifications	35	(53)	—	(18)	—	(18)
Tax expense	—	(7)	—	(7)	—	(7)
Amounts reclassified from accumulated other comprehensive loss, gross(c)	—	11	—	11	—	11
Tax benefit	—	1	—	1	—	1

Net current-period other comprehensive (loss) income	32	(54)	—	(22)	—	(22)

Ending balance, December 31, 2016	$(112)	$(306)	$(5)	$(423)	$—	$(423)

VENATOR MATERIALS PLC AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

23. OTHER COMPREHENSIVE LOSS (Continued)

	Foreign currency translation adjustment(d)	Pension and other postretirement benefits adjustments, net of tax(e)	Other comprehensive income of unconsolidated affiliates	Total	Amounts attributable to noncontrolling interests	Amounts attributable to Venator
Beginning balance, January 1, 2015	$(73)	$(242)	$(4)	$(319)	$—	$(319)
Adjustment due to discontinued operations	(2)	4	—	2	—	2
Tax expense	—	(1)	—	(1)	—	(1)
Other comprehensive (loss) income before reclassifications	(69)	(20)	(1)	(90)	—	(90)
Tax expense	—	(3)	—	(3)	—	(3)
Amounts reclassified from accumulated other comprehensive loss, gross(c)	—	10	—	10	—	10
Tax expense	—	—	—	—	—	—

Net current-period other comprehensive loss	(71)	(10)	(1)	(82)	—	(82)

Ending balance, December 31, 2015	$(144)	$(252)	$(5)	$(401)	$—	$(401)

(a)
Amounts are net of tax of nil each as of December 31, 2016 and January 1, 2016.

(b)
Amounts are net of tax of $56 and $60 as of December 31, 2016 and January 1, 2016, respectively.

(c)
See table below for details about the amounts reclassified from accumulated other comprehensive loss.

(d)
Amounts are net of tax of nil each as of December 31, 2015 and January 1, 2015.

(e)
Amounts are net of tax of $60 and $64 as of December 31, 2015 and January 1, 2015, respectively.

VENATOR MATERIALS PLC AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

23. OTHER COMPREHENSIVE LOSS (Continued)

	Year ended December 31,
			Affected line item in the statement where net income is presented
	2016	2015
Details about Accumulated Other Comprehensive Loss Components:
Amortization of pension and other postretirement benefits:
Actuarial loss	$10	$9	(a)
Prior service cost	1	1	(a)

	11	10	Total before tax
	1	—	Income tax (expense)

Total reclassifications for the period	$12	$10	Net of tax

(a)
These accumulated other comprehensive loss components are included in the computation of net periodic pension costs. See note "19. Employee Benefit Plans."

24. OPERATING SEGMENT INFORMATION

              We derive our revenues, earnings and cash flows from the manufacture and sale of a wide variety of commodity chemical products. We have reported our operations through our two segments, Titanium Dioxide and Performance Additives, and organized our business and derived our operating segments around differences in product lines. We also conduct other business within components of legal entities we operated in conjunction with Huntsman businesses. These other businesses will not ultimately be part of Venator. As such, these other businesses do not meet the definition of operating segments.

              The major product groups of each reportable operating segment are as follows:

Segment	Product Group
Titanium Dioxide	titanium dioxide
Performance Additives	functional additives, color pigments, timber treatment and water treatment chemicals

VENATOR MATERIALS PLC AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

24. OPERATING SEGMENT INFORMATION (Continued)

              Sales between segments are generally recognized at external market prices and are eliminated in consolidation. Adjusted EBITDA is presented as a measure of the financial performance of our global business units and for reporting the results of our operating segments. The revenues and Adjusted EBITDA for each of the two reportable operating segments are as follows (dollars in millions):

              Adjusted EBITDA for each of the two reportable operating segments are as follows (dollars in millions):

	Year ended December 31,
	2016	2015	2014
Revenues:
Titanium Dioxide	$1,554	$1,584	$1,411
Performance Additives	585	578	138

Total	$2,139	$2,162	$1,549

Segment Adjusted EBITDA(1)
Titanium Dioxide	$61	$(8)	$62
Performance Additives	69	69	14
Corporate and other	(53)	(53)	(49)

Total	$77	$8	$27
Reconciliation of Adjusted EBITDA to net loss:
Interest expense	(59)	(52)	(25)
Interest income	15	22	23
Income tax benefit—continuing operations	23	34	18
Depreciation and amortization	(114)	(100)	(87)
Net income attributable to noncontrolling interests	10	7	2
Other adjustments:
Business acquisition and integration expenses	(11)	(44)	(45)
Net income of discontinued operations, net of tax	8	10	9
Purchase accounting adjustments	—	—	(11)
Gain (loss) on disposition of business/assets	22	(1)	1
Certain legal settlements and related expenses	(2)	(3)	(3)
Amortization of pension and postretirement actuarial losses	(10)	(9)	(11)
Net plant incident costs	(1)	(4)	—
Restructuring, impairment and plant closing costs	(35)	(220)	(60)

Net loss	$(77)	$(352)	$(162)

Depreciation and Amortization:
Titanium Dioxide	$87	$72	$73
Performance Additives	19	20	5
Corporate and other	8	8	9

Total	$114	$100	$87

VENATOR MATERIALS PLC AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

24. OPERATING SEGMENT INFORMATION (Continued)

	Year ended December 31,
	2016	2015	2014
Capital Expenditures:
Titanium Dioxide	$73	$124	$109
Performance Additives	30	79	27

Total	$103	$203	$136

Total Assets(2):
Titanium Dioxide	$1,561	$1,707	$2,059
Performance Additives	764	783	724
Corporate and other	210	715	939

Total	$2,535	$3,205	$3,722

(1)
Adjusted EBITDA is defined as net income (loss) of Venator before interest, income tax, depreciation and amortization and net income attributable to noncontrolling interests, as well as eliminating the following adjustments from net income (loss): (a) business acquisition and integration expenses; (b) net income from discontinued operations; (c) purchase accounting adjustments; (d) gain (loss) on disposition of businesses/assets; (e) certain legal settlements and related expenses; (f) amortization of pension and postretirement actuarial losses; (g) net plant incident costs; and (h) restructuring, impairment and plant closing costs.

VENATOR MATERIALS PLC AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

24. OPERATING SEGMENT INFORMATION (Continued)

(2)
Defined as total assets less current assets of discontinued operations and noncurrent assets of discontinued operations.

	Year ended December 31,
By Geographic Area	2016	2015	2014
Revenues(1):
United States	$491	$501	$313
Germany	210	235	115
Italy	130	117	95
China	113	97	54
United Kingdom	102	105	94
France	98	94	83
Spain	79	71	71
Switzerland	11	16	10
Canada	59	59	41
Other nations	846	867	673

Total	$2,139	$2,162	$1,549

Long Lived Assets:
Germany	$215	$216	$210
United States	263	256	187
United Kingdom	198	252	241
Italy	155	163	159
Finland	146	150	170
Other nations	201	240	375

Total	$1,178	$1,277	$1,342

(1)
Geographic information for revenues is based upon countries into which product is sold.

VENATOR MATERIALS PLC AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

25. RESTATEMENT OF COMBINED STATEMENTS OF CASH FLOWS

              We identified errors within our previously issued combined statements of cash flows related to our classification of affiliate transactions which were previously presented as cash flows from operating activities. We have concluded that the previously issued combined statements of cash flows for the years ended December 31, 2016, 2015 and 2014 were materially misstated and require restatement. There was no effect on Venator's previously reported combined balance sheets as of December 31, 2016 and 2015 and the combined statements of operations, comprehensive loss and equity for the three years ended December 31, 2016. The schedule below provides a summary of the impact of these restatement adjustments on our combined statements of cash flows for the years ended December 31, 2016, 2015 and 2014:

	Year Ended December 31, 2016
	As Restated	As Previously Reported
	(in millions)
Combined Statements of Cash Flows:
Cash Flows from Operating Activities:
Accounts payable	17	55
Net cash provided by (used in) operating activities from discontinued operations(1)	17	—
Net cash provided by (used in) operating activities	97	143
Cash Flows from Investing Activities
Net (advances to) payments from affiliates	(5)	—
Net cash provided by (used in) investing activities from discontinued operations(2)	(22)	—
Net cash (used in) provided by investing activities	(118)	(101)
Cash Flows from Financing Activities:
Net borrowings from affiliate accounts payable	47	—
Net change in parent company investment	—	(17)
Net cash provided by (used in) financing activities from discontinued operations(3)	(2)	—
Net cash provided by (used in) financing activities	30	(33)

VENATOR MATERIALS PLC AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

25. RESTATEMENT OF COMBINED STATEMENTS OF CASH FLOWS (Continued)

	Year Ended December 31, 2015
	As Restated	As Previously Reported
	(in millions)
Combined Statements of Cash Flows:
Cash Flows from Operating Activities:
Accounts payable	5	242
Net cash provided by (used in) operating activities from discontinued operations(1)	(6)	—
Net cash provided by (used in) operating activities	(63)	203
Cash Flows from Investing Activities
Net (advances to) payables from affiliates	97	—
Net cash provided by (used in) investing activities from discontinued operations(2)	(39)	—
Net cash (used in) provided by investing activities	(139)	(205)
Cash Flows from Financing Activities:
Net borrowings on affiliate accounts payable	194	—
Net change in parent company investment	—	4
Net cash provided by (used in) financing activities from discontinued operations(3)	9	—
Net cash provided by (used in) financing activities	194	(6)

VENATOR MATERIALS PLC AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

25. RESTATEMENT OF COMBINED STATEMENTS OF CASH FLOWS (Continued)

	Year Ended December 31, 2014
	As Restated	As Previously Reported
	(in millions)
Combined Statements of Cash Flows:
Cash Flows from Operating Activities:
Accounts payable	29	174
Net cash provided by (used in) operating activities from discontinued operations(1)	8	—
Net cash provided by (used in) operating activities	(63)	100
Cash Flows from Investing Activities
Net (advances to) payables from affiliates	100	—
Net cash provided by (used in) investing activities from discontinued operations(2)	(23)	—
Net cash (used in) provided by investing activities	29	(54)
Cash Flows from Financing Activities:
Net borrowings on affiliate accounts payable	53	—
Net change in parent company investment	—	(27)
Net cash provided by (used in) financing activities from discontinued operations(3)	(1)	—
Net cash provided by financing activities	52	(28)

(1)
Total effect of the error was $(7) million, $(33) million, and $(19) million for the net cash provided by (used in) operating activities from discontinued operations for the years ended December 31, 2016, 2015, and 2014, respectively.

(2)
Total effect of the error was $(12) million, $(31) million, and $(17) million for the net cash provided by (used in) investing activities from discontinued operations for the years ended December 31, 2016, 2015, and 2014, respectively.

(3)
Total effect of the error was $5 million, $(2) million, and $(2) million for the net cash provided by (used in) financing activities from discontinued operations for the years ended December 31, 2016, 2015, and 2014, respectively.

26. DISCONTINUED OPERATIONS

              The Titanium Dioxide, Performance Additives and other businesses were included in Huntsman's financial results in different legal forms, including, but not limited to: (1) wholly-owned subsidiaries for which the Titanium Dioxide and Performance Additives businesses were the sole businesses; (2) legal entities that are comprised of other businesses and include the Titanium Dioxide and/or Performance Additives businesses; and (3) variable interest entities in which the Titanium Dioxide, Performance Additives and other businesses are the primary beneficiaries. Because the historical combined financial information for the periods indicated reflect the combination of these legal entities under common control, the historical combined financial information includes the results of operations of other Huntsman businesses that are not a part of our operations after the Separation. The legal entity structure of Huntsman was reorganized during the fourth quarter of 2016 and the

VENATOR MATERIALS PLC AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

26. DISCONTINUED OPERATIONS (Continued)

second quarter of 2017 such that the other businesses would not be included in Venator's legal entity structure and as such, the discontinued operations presented below reflect financial results of the other businesses through the date of such reorganization.

              The following table summarizes the balance sheet data for discontinued operations:

	December 31, 2016	December 31, 2015
	(Dollars in millions)
ASSETS
Current assets:
Cash and cash equivalents	$1	$1
Accounts receivable (net of allowance for doubtful accounts of $1 each)	10	18
Accounts receivable from affiliates	61	82
Inventories	9	15
Prepaid expenses	1	1
Other current assets	2	2

Total current assets discontinued operations	84	119
Property, plant and equipment, net	19	50
Goodwill	2	2
Deferred income taxes	21	32
Other assets	—	5

Noncurrent assets of discontinued operations	42	89

Total assets of discontinued operations	$126	$208

LIABILITIES
Current liabilities:
Accounts payable	$7	$12
Accounts payable to affiliates	2	2
Accrued liabilities	18	17

Total current liabilities of discontinued operations	27	31
Long-term debt	—	4
Deferred income taxes	1	1
Other noncurrent liabilities	77	113

Noncurrent liabilities of discontinued operations	78	118

Total liabilities of discontinued operations	$105	$149

VENATOR MATERIALS PLC AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

26. DISCONTINUED OPERATIONS (Continued)

              The following table summarizes the operations data for discontinued operations:

	Year ended December 31,
	2016	2015	2014
	(Dollars in millions)
Revenues:
Trade sales, services and fees, net	$110	$108	$105
Related party sales	60	60	75

Total revenues	170	168	180
Cost of goods sold	147	146	154
Operating expenses:
Selling, general, and administrative (includes corporate allocations of $7, $6 and $8, respectively)	15	8	17
Restructuring, impairment and plant closing costs	—	3	2
Other income, net	(1)	(2)	(3)

Total expenses	14	9	16

Income from discontinued operations before tax	9	13	10
Income tax expense	(1)	(3)	(1)

Net income from discontinued operations	$8	$10	$9

27. LOSSES PER SHARE

              Basic losses per share excludes dilution and is computed by dividing net loss attributable to Venator ordinary shareholders by the weighted average number of shares outstanding during the period. Diluted losses per share reflects all potential dilutive ordinary shares outstanding during the period and is computed by dividing net loss available to Venator ordinary shareholders by the weighted average number of shares outstanding during the period increased by the number of additional shares that would have been outstanding as dilutive securities. For the periods prior to our IPO, the average number of ordinary shares outstanding used to calculate basic and diluted losses per share was based on the ordinary shares that were outstanding at the time of our IPO.

VENATOR MATERIALS PLC AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

27. LOSSES PER SHARE (Continued)

              Basic and diluted losses per share is determined using the following information:

(In millions)	2016	2015	2014
Numerator:
Basic and diluted loss from continuing operations:
Loss from continuing operations attributable to Venator	$(95)	$(369)	$(173)

Basic and diluted net loss:
Net loss attributable to Venator	$(87)	$(359)	$(164)

Denominator:
Weighted average shares outstanding	106.3	106.3	106.3
Dilutive share-based awards	—	—	—

Total weighted average shares outstanding, including dilutive shares	106.3	106.3	106.3

******

Schedule II—Valuation and Qualifying Accounts

VENATOR MATERIALS PLC AND SUBSIDIARIES
(Dollars in millions)

		Additions
Description	Balance at beginning of period	Charges to cost and expenses	Charged to other accounts	Deductions	Balance at end of period
Allowance for doubtful accounts:
Year ended December 31, 2016	$4	$—	$—	$—	$4
Year ended December 31, 2015	4	—	—	—	4
Year ended December 31, 2014	7	—	(3)	—	4

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Rockwood Holdings, Inc.
Princeton, New Jersey

              We have audited the accompanying combined financial statements of the Titanium Dioxide Pigments and Other Businesses of Rockwood Holdings, Inc., consisting of several of its businesses as one combined company, comprised of Titanium Dioxide Pigments, Color Pigments and Services, Timber Treatment Chemicals, Rubber/Thermoplastics Compounding and Water Chemistry (the "Company"), which comprise the combined balance sheets as of December 31, 2013 and 2012, and the related combined statements of operations, comprehensive income (loss), cash flows, and changes in parent company equity for the years then ended, and the related notes to the combined financial statements.

Management's Responsibility for the Financial Statements

              Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

              Our responsibility is to express an opinion on these combined financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

              An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

              We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

              In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Titanium Dioxide Pigments and Other Businesses of Rockwood Holdings, Inc., consisting of several of its businesses as one combined company, comprised of Titanium Dioxide Pigments, Color Pigments and Services, Timber Treatment Chemicals, Rubber/Thermoplastics Compounding and Water Chemistry, as of December 31, 2013 and 2012, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

              As discussed in Note 1 to the combined financial statements, the Company is comprised of the assets and liabilities used in managing and operating the Company. The combined financial statements also include allocations from Rockwood Holdings, Inc. (the "Parent"). These allocations may not be reflective of the actual level of assets, liabilities, or costs which would have been incurred had the Company operated as a separate entity apart from the Parent.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey
June 9, 2014

TITANIUM DIOXIDE PIGMENTS AND OTHER BUSINESSES OF
ROCKWOOD HOLDINGS, INC.

COMBINED STATEMENTS OF OPERATIONS

(Dollars in millions)

	Year ended December 31,
	2013	2012
Net sales	$1,607.6	$1,451.0
Cost of products sold	1,466.8	1,202.2

Gross profit	140.8	248.8
Selling, general and administrative expenses	180.8	175.9
Restructuring and other severance costs	2.2	7.9

Operating (loss) income	(42.2)	65.0

Other expenses, net:
Interest expense, net	(5.8)	(22.9)
Loss on early extinguishment/modification of debt	(17.2)	(2.8)
Foreign exchange (loss) gain on financing activities, net	(0.7)	0.2

Other expenses, net	(23.7)	(25.5)

(Loss) income before taxes	(65.9)	39.5
Income tax (benefit) provision	(11.6)	11.7

Net (loss) income	(54.3)	27.8
Net income attributable to noncontrolling interest	(1.2)	(18.4)

Net (loss) income attributable to Parent company equity	$(55.5)	$9.4

See accompanying notes to combined financial statements.

TITANIUM DIOXIDE PIGMENTS AND OTHER BUSINESSES OF
ROCKWOOD HOLDINGS, INC.

COMBINED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Dollars in millions)

	Year ended December 31,
	2013	2012
Net (loss) income	$(54.3)	$27.8
Other comprehensive income (loss), net of tax:
Pension related adjustments	30.8	(37.1)
Foreign currency translation	49.2	6.3

Other comprehensive income (loss)	80.0	(30.8)

Comprehensive income (loss)	25.7	(3.0)
Comprehensive income attributable to noncontrolling interest	(2.6)	(5.6)

Comprehensive income (loss) attributable to Parent company equity	$23.1	$(8.6)

See accompanying notes to combined financial statements.

TITANIUM DIOXIDE PIGMENTS AND OTHER BUSINESSES OF
ROCKWOOD HOLDINGS, INC.

COMBINED BALANCE SHEETS

(Dollars in millions)

	December 31,
	2013	2012
ASSETS
Current assets:
Cash	$15.1	$27.0
Accounts receivable, net	201.6	183.4
Inventories	420.4	490.0
Deferred income taxes	2.7	3.5
Prepaid expenses and other current assets	41.7	21.2

Total current assets	681.5	725.1
Property, plant and equipment, net	763.6	700.7
Intangible assets, net	200.6	216.3
Deferred financing costs, net	—	18.5
Deferred income taxes	63.0	54.5
Other assets	9.6	9.5

Total assets	$1,718.3	$1,724.6

LIABILITIES
Current liabilities:
Accounts payable	$170.6	$149.8
Income taxes payable	1.8	10.6
Accrued compensation	26.8	25.1
Accrued expenses and other current liabilities	40.9	50.0
Deferred income taxes	1.0	0.3
Long-term debt, current portion	3.2	516.2

Total current liabilities	244.3	752.0
Long-term debt	5.3	18.7
Pension and related liabilities	204.1	223.2
Deferred income taxes	11.9	12.0
Other liabilities	29.1	36.4

Total liabilities	494.7	1,042.3
Commitments, Contingencies and Guarantees—See Note 15
EQUITY
Parent company equity:
Parent company investment	1,045.8	440.6
Accumulated other comprehensive income (loss)	24.8	(26.4)

Total Parent company equity	1,070.6	414.2
Noncontrolling interest	153.0	268.1

Total equity	1,223.6	682.3

Total liabilities and equity	$1,718.3	$1,724.6

See accompanying notes to combined financial statements.

TITANIUM DIOXIDE PIGMENTS AND OTHER BUSINESSES OF
ROCKWOOD HOLDINGS, INC.

COMBINED STATEMENTS OF CASH FLOWS

(Dollars in millions)

	Year ended December 31,
	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(54.3)	$27.8
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	124.0	121.4
Deferred financing costs amortization	1.3	4.0
Loss on early extinguishment/modification of debt	17.2	2.8
Foreign exchange loss (gain) on financing activities, net	0.7	(0.2)
Fair value adjustment of derivatives	(0.9)	2.3
Bad debt provision	1.4	0.3
Stock-based compensation	2.2	2.2
Deferred income taxes	(16.0)	(11.1)
Asset write-downs and other	0.1	0.7
Changes in assets and liabilities, net of the effect of foreign currency translation and acquisitions:
Accounts receivable	(12.7)	(8.1)
Inventories	81.8	(51.2)
Prepaid expenses and other assets	(11.8)	10.6
Accounts payable	8.6	4.9
Income taxes payable	(16.6)	(14.0)
Accrued expenses and other liabilities	(2.3)	(18.3)

Net cash provided by operating activities	122.7	74.1

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(130.9)	(102.8)
Acquisitions	—	(69.0)
Proceeds on sale of assets	0.1	0.1

Net cash used in investing activities	(130.8)	(171.7)

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in Parent company investment	522.0	(82.2)
Payments of long-term debt	(525.1)	(145.6)
Proceeds from long-term debt	6.0	381.2
Deferred financing costs	—	(20.5)
Fees related to early extinguishment/modification of debt	(0.2)	(2.5)
Dividend distributions to noncontrolling shareholders	(6.6)	(47.3)

Net cash (used in) provided by financing activities	(3.9)	83.1

Effect of exchange rate changes on cash	0.1	1.0

Net decrease in cash	(11.9)	(13.5)
Cash, beginning of period	27.0	40.5

Cash, end of period	$15.1	$27.0

Supplemental disclosures of cash flow information:
Interest paid	$7.4	$16.6
Income taxes paid, net of refunds	20.9	36.8
Non-cash investing activities:
Acquisition of capital equipment included in accounts payable	20.5	25.9
Non-cash financing activities:
Purchase of noncontrolling interest	138.5	—

See accompanying notes to combined financial statements.

TITANIUM DIOXIDE PIGMENTS AND OTHER BUSINESSES OF
ROCKWOOD HOLDINGS, INC.

COMBINED STATEMENTS OF CHANGES IN PARENT COMPANY EQUITY

(Dollars in millions)

		Parent Company Equity
	Total	Parent Company Investment	Accumulated Other Comprehensive (Loss) Income	Noncontrolling Interest
Balance, January 1, 2012	$811.8	$510.7	$(8.4)	$309.5
Dividend distribution to noncontrolling shareholder	(47.0)	—	—	(47.0)
Other comprehensive loss, net of tax	(30.8)	—	(18.0)	(12.8)
Net income	27.8	9.4	—	18.4
Net transfers to Parent	(79.5)	(79.5)	—	—

Balance, December 31, 2012	682.3	440.6	(26.4)	268.1
Dividend distribution to noncontrolling shareholder	(6.6)	—	—	(6.6)
Purchase of noncontrolling interest	—	138.5	(27.4)	(111.1)
Other comprehensive income, net of tax	80.0	—	78.6	1.4
Net (loss) income	(54.3)	(55.5)	—	1.2
Net transfers from Parent	522.2	522.2	—	—

Balance, December 31, 2013	$1,223.6	$1,045.8	$24.8	$153.0

See accompanying notes to combined financial statements.

TITANIUM DIOXIDE PIGMENTS AND OTHER BUSINESSES OF
ROCKWOOD HOLDINGS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES:

              Organization—The combined financial statements include the accounts of several of Rockwood Holdings, Inc. ("Rockwood" or "Parent") businesses, comprised of Titanium Dioxide Pigments, Color Pigments and Services, Timber Treatment Chemicals, Rubber/Thermoplastics Compounding and Water Chemistry businesses ("Titanium Dioxide Pigments and Other"), as one combined company (the "Company").

              The Titanium Dioxide Pigments ("Titanium Dioxide") business operates under the Sachtleben brand name and is a leading producer of high quality chemical products with a unique range of small inorganic particles that add significant value to customers' products and reduce the cost of customers' production processes. The Titanium Dioxide business was a venture (the "Titanium Dioxide Venture") that was formed in September 2008 between Rockwood (61% interest) and Kemira Oyj ("Kemira", 39% interest). In February 2013, Rockwood acquired Kemira's 39% interest in the Titanium Dioxide Venture, resulting in Rockwood owning 100% of the Titanium Dioxide Venture. The Titanium Dioxide business is a leading producer of specialty grade titanium dioxide, serving a wide variety of international customers in the synthetic fibers, plastics, paints, packaging inks, coatings, cosmetics, pharmaceuticals and paper industries. Titanium dioxide is a fine white powder that derives its value from its unparalleled whitening strength and opacifying ability, which is commonly referred to as hiding power. The Titanium Dioxide businesses principal products include titanium dioxide in anatase grade, titanium dioxide in rutile grade and titanium specialties. This business also provides recycling services for sulfuric waste acid. The Functional Additives business line of Titanium Dioxide is a leading global manufacturer of barium-based and zinc-based inorganic fine white pigments and additives. The main function of these products is to improve brilliance of colors and shine of coatings, improve the mechanical strength of plastic parts and prevent degradation due to exposure to light, particularly serving diverse end-markets, including the plastics industry, the coatings industry and the pharmaceutical industry.

              The Color Pigments and Services business is a global producer of synthetic iron-oxide and other inorganic pigments, and serves the construction, paints and coatings, plastics, and specialty application markets with powder, granular and liquid grades primarily in North America and Europe. Color Pigments and Services focuses on developing and manufacturing high value-added inorganic pigments. The business also offers a number of unique pigment dispensing systems and has been driven by product innovation, its brand names and its customer and technical service, including customer-specific color blending.

              The Timber Treatment Chemicals business is a manufacturer of wood protection products primarily in North America. In 2007, the Company's Chemical Specialties, Inc. ("CSI") subsidiary within the Timber Treatment Chemicals business and The Dow Chemical Company ("Dow") formed a joint venture, Viance, LLC ("Viance"). Applications for the Company's products include wood protection products used for decking, fencing, playground equipment, garden furniture, house construction materials, utility poles and other wood constructions. In addition, Timber Treatment Chemicals provides a broad range of technical expertise and services to its customers. Timber Treatment Chemicals also manufactures inorganic chemicals such as nitrates and chlorides for various industrial applications including, chemicals that are added to concrete as curing accelerants and corrosion inhibitors, chemicals that are used for odor control in water treatment, galvanizing fluxes, micronutrients, pesticides and catalysts used in the manufacture of textile resins.

TITANIUM DIOXIDE PIGMENTS AND OTHER BUSINESSES OF
ROCKWOOD HOLDINGS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES: (Continued)

              The Rubber/Thermoplastics Compounding business is active primarily in the European automotive market, with products made of rubber, thermoplastic and polyurethane materials.

              The Water Chemistry business is a manufacturer of polyaluminium chloride, or PAC, and polyaluminium nitrate-based flocculants in Central Europe. Flocculants are added to water to improve its purity before, during and after its use in industrial, commercial and municipal applications. PAC flocculants are widely used in public, industrial and swimming pool water treatment and as a process agent in the paper industry.

              In September 2013, Rockwood announced that it entered into a definitive agreement to sell certain of its Titanium Dioxide Pigments and Other businesses to Huntsman Corporation. Completion of the proposed sale is subject to certain conditions, including approval of anti-trust authorities. The businesses subject to the purchase and sale agreement constitute substantially all of the Company's assets and liabilities and substantially all of the Company's operations.

              Basis of Presentation—The combined financial statements reflect the financial position, results of operations and cash flows of the Company as Rockwood was historically managing it, prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"), and have been derived from the consolidated financial statements and accounting records of Rockwood, principally from statements and records represented in the businesses described above.

              All revenue, assets and liabilities and most expenses reflected in the combined financial statements are directly associated with the Company. In addition, certain general corporate overhead expenses have been allocated by Rockwood to the Company. The Company used certain underlying activity drivers as a basis of allocation, including net sales and headcount. Management believes such allocations are reasonable; however, they may not be indicative of the actual results of the Company had the Company been operating as an independent company for the periods presented or the amounts that will be incurred by the Company in the future. Actual costs that may have been incurred if the Company had been a stand-alone company for the periods presented would depend on a number of factors, including the Company's chosen organizational structure, what functions were outsourced or performed by the Company's employees and strategic decisions made in areas such as information technology systems and infrastructure. Note 2, "Related Party Transactions" provides further information regarding general corporate overhead allocations.

              All intercompany balances and transactions have been eliminated. All significant intercompany transactions between the Company and Rockwood have been included in these combined financial statements and are considered to be effectively settled for cash in the combined financial statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the combined statements of cash flows as a financing activity and in the combined balance sheets as "Parent company investment." The Company has evaluated whether any subsequent events have occurred through June 9, 2014, the date the combined financial statements were available to be issued.

              Rockwood uses a centralized approach to cash management and financing of operations. The majority of the Company's subsidiaries are party to Rockwood's cash concentration arrangements with four financial institutions to maximize the availability of cash for general operating and investing

TITANIUM DIOXIDE PIGMENTS AND OTHER BUSINESSES OF
ROCKWOOD HOLDINGS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES: (Continued)

purposes. Under two of the cash concentration arrangements, cash balances are swept daily from the Company's accounts, whose owners are party to the arrangements into Rockwood's concentration accounts. Cash transfers to and from Rockwood's cash concentration accounts and the resulting balances at the end of each reporting period are reflected in "Parent company investment" in the equity section on the combined balance sheets.

              Rockwood's third-party debt, and the related interest expense, has not been allocated to the Company for any of the periods presented as the Company was not the legal obligor of the debt and the Rockwood borrowings were not directly attributable to the Company's business.

              The Company's noncontrolling interest represents the total of the noncontrolling party's interest in certain investments (principally the Titanium Dioxide Venture and the Viance joint venture) that are combined but less than 100% owned. See Note 2, "Related Party Transactions," for details regarding Rockwood's acquisition of Kemira's 39% interest in the Titanium Dioxide venture in February 2013.

              Unless otherwise noted, all balance sheet items as of December 31, 2013 which are denominated in Euros are converted at the December 31, 2013 and 2012 exchange rates of €1.00 = $1.3743 and €1.00 = $1.3193, respectively. For the years ended December 31, 2013 and 2012, the average rate of exchange of the Euro to the U.S. dollar is $1.3285 and $1.2864, respectively.

              Parent Company Investment—Parent company investment in the combined balance sheets represents Rockwood's historical investment in the Company, the Company's accumulated net earnings after taxes and the net effect of transactions with and allocations from Rockwood. See Note 2, "Related Party Transactions," for additional information.

              Use of Estimates—The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenue and expenses during the periods reported. These estimates include, among other things, assessing the collectability of accounts receivable, the use and recoverability of inventory, the valuation of deferred tax assets, the measurement of the accrual for uncertain tax benefits, impairment of property, plant and equipment and other intangible assets, the accrual of environmental and legal reserves, the useful lives of tangible and intangible assets and the measurement of pension obligations, among others. Actual results could differ from those estimates. Such estimates also include the fair value of assets acquired and liabilities assumed as a result of allocations of the purchase price of business combinations consummated.

              Major Customers and Concentration of Credit—The Company has a number of major end-user, retail and original equipment manufacturer customers, with the largest concentration in Europe and the United States. No single customer accounted for more than 2% of net sales during any of the periods presented. The Company does not believe a material part of its business is dependent upon any single customer, the loss of which would have a material long-term impact on the business of the Company. However, the loss of one or more of the Company's largest customers would most likely have a negative short-term impact on the Company's results of operations. Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable and derivative contracts.

TITANIUM DIOXIDE PIGMENTS AND OTHER BUSINESSES OF
ROCKWOOD HOLDINGS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES: (Continued)

              Accounts Receivable—The allowance for doubtful accounts is estimated at each reporting date based on factors such as receivable age, customer liquidity status and previous write-off history. The Company performs ongoing credit evaluations of customers and generally does not require collateral. Credit insurance is maintained by certain of the Company's businesses. An allowance is maintained for aggregate expected credit losses. Write-offs are charged to the allowance when taken, net of recoveries. Allowance for doubtful account activity is as follows:

	Year ended December 31,
	2013	2012
	($ in millions)
Balance, January 1	$2.1	$1.9
Additions, net of recoveries	1.4	0.3
Write-offs	(0.9)	(0.1)

Balance, December 31	$2.6	$2.1

              Revenue Recognition—The Company recognizes revenue when the earnings process is complete. Product sales are recognized when products are shipped to the customer in accordance with the terms of the contract of sale, when title and risk of loss have been transferred, collectability is reasonably assured, and pricing is fixed or determinable. Accruals are made for sales returns and other allowances based on the Company's experience. The Company records shipping and handling costs in cost of products sold and records shipping and handling costs billed to customers in net sales. Revenue under service agreements, which was less than 1% of combined net sales in 2013 and 2012, is realized when the service is performed. Liabilities for product warranties are less than 1% of combined net sales as of December 31, 2013 and 2012.

              Foreign Currency Translation—The functional currency of each of the Company's combined international entities is primarily the respective local currency. Balance sheet accounts of the foreign operations are translated into U.S. dollars at period-end exchange rates and income and expense accounts are translated at average exchange rates during the period. Translation gains and losses related to net assets located outside the U.S. are shown as a component of accumulated other comprehensive income (loss), which is a component of Parent company equity on the combined balance sheets. Gains and losses resulting from foreign currency transactions (transactions denominated in a currency other than the entity's functional currency), including intercompany financing arrangements for which settlement is planned or anticipated, are included in determining net income for the period in which exchange rates change.

              Advertising—The Company expenses advertising costs within selling, general and administrative expenses as incurred. Advertising costs are less than 1% of combined net sales in 2013 and 2012.

              Research and Development—Research and development costs are charged to expense within selling, general and administrative expenses, as incurred. Such costs were $15.6 million and $14.5 million for the years ended December 31, 2013 and 2012, respectively.

TITANIUM DIOXIDE PIGMENTS AND OTHER BUSINESSES OF
ROCKWOOD HOLDINGS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES: (Continued)

              Cash—Cash in the Company's combined balance sheets represent cash held locally by entities included in its combined financial statements.

              Inventories—Inventories are stated at the lower of cost or market. Cost is determined primarily on average cost or the first-in, first-out method. Inventory quantities on hand are reviewed regularly, and where necessary, provisions for excess and obsolete inventory are recorded based primarily on either the Company's estimated forecast of product demand and production requirements or historical usage. See Note 5, "Inventories."

              Property, Plant and Equipment and Intangible Assets—Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is determined using the straight-line method over the various asset classes. Estimated lives generally range from 20-30 years for buildings and improvements (including land improvements), 7-12 years for machinery and equipment and 3-5 years for furniture and fixtures. See Note 6, "Property, Plant and Equipment."

              The estimated useful lives of leasehold improvements are the lesser of the estimated life of the improvement or the term of the lease.

              Major renewals and improvements are capitalized and minor replacements, maintenance and repairs are charged to current operations as incurred. Upon retirement or disposal of assets, the cost and related accumulated depreciation are removed from the balance sheet and any gain or loss is reflected in the statements of operations.

              Intangible assets primarily consists of patents and other intellectual property, trade names and trademarks, and customer relationships. Patents and other intellectual property are recorded at their estimated fair values at the time of acquisition and are being amortized over their estimated remaining useful lives, ranging from 4-20 years. Trade names and trademarks are being amortized from 18-25 years, customer relationships are being amortized over periods ranging from 7-15 years and supply agreements are being amortized over periods ranging from 10-15 years. See Note 7, "Intangible Assets, Net."

              The Company classifies depreciation and amortization in its combined statements of operations consistent with the utilization of the underlying assets as follows:

	Year ended December 31,
	2013	2012
	($ in millions)
Cost of products sold	$94.7	$93.4
Selling, general and administrative expenses(a)	29.3	28.0

Total depreciation and amortization	$124.0	$121.4

(a)
Primarily consists of amortization costs.

              Impairment Accounting—Long-lived tangible and intangible assets—These assets are reviewed each reporting period to determine if events or changes in circumstances have occurred indicating that the carrying value of the assets may not be recoverable. Such circumstances may include a significant

TITANIUM DIOXIDE PIGMENTS AND OTHER BUSINESSES OF
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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES: (Continued)

adverse change in the manner in which a long-lived asset is used, a current-period operating or cash flow loss combined with projected and/or a history of operating or cash flow losses associated with the use of a long-lived asset, or changes in the expected useful life of the long-lived asset.

              To determine the recoverability of long-lived tangible and other intangible assets, these assets are grouped at the lowest level for which there are identifiable cash flows that are independent from the cash flows of other assets, which could be at the individual asset level, the product line level, the plant level or the subsidiary level depending on the nature of the identifiable cash flows at our various subsidiaries. Recoverability of assets to be held and used is measured by comparing the carrying amount of the assets or asset group to the sum of future undiscounted net cash flows expected to be generated by the asset or asset group.

              Management estimates future undiscounted cash flows using key assumptions of industry and market conditions, future sales volumes and prices, raw material and labor costs, and inflation rates. For the years ended December 31, 2013 and 2012, there were no long-lived assets or asset groups that had a carrying value greater than the sum of corresponding undiscounted cash flows and therefore, we did not perform any applicable fair value calculations to measure any impairment loss.

              If such assets are considered to be impaired, the impairment loss that would be recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets. To determine fair value, we would use our internal cash flow estimates discounted at an appropriate interest rate, third party appraisals, as appropriate, and/or market prices of similar assets, when available.

              During 2012, the Company performed recoverability tests of intangible assets related to multiple product lines at Viance. These recoverability tests were performed because actual and historical sales volumes related to these specific products were significantly lower than projected sales volumes primarily due to changes in market conditions. In 2013, there were no indicators of impairment, so no recoverability tests were performed.

              For the intangible assets tested in 2012, the primary reason for lower sales was the decision to delay the introduction of one product to the marketplace and the loss of another product's largest customer. For these recoverability tests, the Company estimated cash flows over the remaining lives of the assets. The primary assumptions used in these analyses were the timing of the penetration of such product in the marketplace and the expected demand. The recoverability test resulted in undiscounted cash flows that substantially exceeded the carrying value of the assets for each product line.

              Based on these tests, the Company concluded that there was no impairment of these assets.

              Financial Instruments—Management believes the carrying amount of financial instruments, including accounts receivable, accounts payable and debt, approximates fair value as described in Note 4, "Financial Instruments and Fair Value Measurements."

              Derivatives—All derivatives are recognized as either assets or liabilities at fair value. Changes in the fair value of derivatives not designated as hedging instruments are recognized in earnings. The Company uses derivative instruments to manage its exposure to market risks associated with fluctuations in interest rates. See Note 4, "Financial Instruments and Fair Value Measurements" for the

TITANIUM DIOXIDE PIGMENTS AND OTHER BUSINESSES OF
ROCKWOOD HOLDINGS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES: (Continued)

impact of the Company's interest rate hedges. The Company does not enter into derivative contracts for trading purposes nor does it use leveraged or complex instruments.

              Pension, Postemployment and Postretirement Costs—Defined benefit costs and liabilities and postretirement benefit costs and liabilities have been determined in accordance with accounting standards for retirement benefits. Postemployment benefit costs and liabilities have been determined in accordance with accounting standards for nonretirement postemployment benefits. See Note 12, "Employee Benefit Plans," for further details.

              Income Taxes—During the period presented, the Company's U.S. legal entities did not file separate U.S. tax returns, as their operating results were included in the Rockwood consolidated U.S. federal tax return with other Rockwood entities. The Company does file separate foreign and state income tax returns for its legal entities except in one jurisdiction and two states where they are required to be included in a tax grouping of other Rockwood entities. The income tax provisions included in these financial statements were calculated using the separate return basis, as if the Company was a separate taxpayer.

              With the exception of certain entities, the Company does not maintain taxes payable to/from its parent and is deemed to settle the annual current tax balances immediately with the legal tax-paying entities in the respective jurisdictions. These settlements are reflected as changes in "Parent Company Investment" within equity in the combined balance sheets.

              The provision for income taxes has been determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts and the corresponding tax carrying amounts of assets and liabilities. Deferred tax assets are also recognized for tax loss and tax credit carryforwards. A valuation allowance is recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized based on available evidence weighted toward evidence that is objectively verifiable. Deferred taxes are not provided on the undistributed earnings of subsidiaries as such amounts are considered to be permanently invested.

              The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained based on technical merits.

              The Company records liabilities for uncertain tax benefits net of deferred tax assets associated with tax loss carryforwards for liabilities arising in the same year as the asset and for liabilities arising in different years from the asset, provided that the related tax loss can be carried back or forward to offset the liability.

              Future realization of the tax benefit of an existing deductible temporary difference or carryforward ultimately depends on the existence of sufficient taxable income of the appropriate character (for example, ordinary income or capital gain) within the carryforward period available under the tax law. The Company's policy is to consider the following sources of taxable income, which may be

TITANIUM DIOXIDE PIGMENTS AND OTHER BUSINESSES OF
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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES: (Continued)

available under the tax law to realize a tax benefit for deductible temporary differences and carryforwards:

  •
  Future reversals of existing taxable temporary differences.

  •
  Future taxable income exclusive of reversing temporary differences and carryforwards.

  •
  Taxable income in prior carry back year(s) if carry back is permitted under the tax law.

  •
  Tax planning strategies that would, if necessary, be implemented to:

  (1)
  Accelerate taxable amounts to utilize expiring carryforwards.

  (2)
  Change the character of taxable or deductible amounts from ordinary income or loss to capital gain or loss.

  (3)
  Switch from tax-exempt to taxable investments.

              Evidence available about each of those possible sources of taxable income will vary between tax jurisdictions and, possibly, from year to year. To the extent evidence about one or more sources of taxable income is sufficient to support a conclusion that a valuation allowance is not necessary, the Company's policy is that other sources need not be considered. Consideration of each source is required, however, to determine the amount of the valuation allowance that may be required to be recognized for deferred tax assets.

              For any specific jurisdiction where a history of three years of cumulative losses has occurred or where there has been a substantial change in the business (e.g., a major acquisition or divestiture); the Company does not rely on projections of future taxable income as described above. Instead, the Company determines its need for a valuation allowance on deferred tax assets, if any, by determining a normalized cumulative taxable income amount over the last three years, adjusted for acquisitions or divestitures if necessary. The Company will also consider the following positive evidence in the above scenarios, if present:

  •
  Existing contracts or firm sales backlog that will produce more than enough taxable income to realize the deferred tax asset based on existing sales prices and cost structures.

  •
  An excess of appreciated asset value over the tax basis of the entity's net assets in an amount sufficient to realize the deferred tax asset.

              Comprehensive Income (Loss)—Comprehensive income (loss) includes net income and the other comprehensive income (loss) components, which include unrealized gains and losses from foreign currency translation and pension-related adjustments that are recorded directly into a separate section of Parent company equity in the balance sheet. Foreign currency translation amounts are not adjusted for income taxes since they relate to indefinite life investments in non-U.S. combined international entities. See Note 14, "Accumulated Other Comprehensive Income (Loss)."

              Accounting for Environmental Liabilities—In the ordinary course of business, the Company is subject to extensive and changing federal, state, local and foreign environmental laws and regulations, and has made provisions for the estimated financial impact of environmental cleanup and site reclamation costs. The Company's policy has been to accrue costs of a non-capital nature related to

TITANIUM DIOXIDE PIGMENTS AND OTHER BUSINESSES OF
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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES: (Continued)

environmental clean-up when those costs are believed to be probable and can be reasonably estimated. If the aggregate amount of the obligation and the amount and timing of the cash payments for a site are fixed or reliably determinable, the liability is discounted. Expenditures that extend the life of the related property or mitigate or prevent future environmental contamination are capitalized and expenditures related to existing conditions resulting from past or present operations and from which no current or future benefit is discernible are immediately expensed. The quantification of environmental exposures requires an assessment of many factors, including changing laws and regulations, advancements in environmental technologies, the quality of information available related to specific sites, the assessment stage of each site investigation and the length of time involved in remediation or settlement. In some matters, the Company may share costs with other parties. The Company does not include anticipated recoveries from insurance carriers or other third parties in its accruals for environmental liabilities.

              Stock-Based Compensation—Rockwood sponsors stock-incentive plans in which certain employees of the Company participate. As the stock-based compensation plans are Rockwood plans, amounts have been recognized through Parent company equity on the combined balance sheets.

              Stock-based compensation awards issued to employees since 2010 relate to market-based and performance-based restricted stock units. Stock-based compensation costs are recognized within selling, general and administrative costs at fair value over the requisite service period on a straight-line basis. The calculated compensation cost is reduced by a forfeiture rate based on an estimate of awards not expected to vest. The fair value of restricted stock units was estimated on the date of grant using the Monte Carlo simulation model as they are tied to market conditions. See Note 11, "Stock-based Compensation" for further details.

              Recently Issued Accounting Standards—In February 2013, the FASB issued an ASU that addressed the reporting of amounts reclassified out of accumulated other comprehensive income (loss). The amendments in this ASU do not change the current requirements for reporting net income or other comprehensive income (loss), but will require companies to present the effects of the line items of net income of significant amounts reclassified out of accumulated other comprehensive income (loss). This ASU has been adopted in these financial statements and did not have a material impact.

              In February 2013, the FASB issued an ASU that addressed obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. This ASU provides guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this ASU is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. GAAP. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance in this ASU also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. This ASU is effective for the Company in its first quarter beginning January 1, 2015 and is not expected to have a material impact on the Company's financial statements.

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES: (Continued)

              In March 2013, the FASB issued an ASU that addressed the release of the cumulative translation adjustment (CTA) into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a business. This ASU requires a parent to release any related CTA into net income only if the sale results in the complete or substantially complete liquidation of the foreign entity. This practice is consistent with the Company's previous accounting policy and will not have an impact on the Company's financial statements. This ASU is effective for the Company in its first quarter beginning January 1, 2015.

              In July 2013, the FASB issued an ASU that eliminates diversity in practice for presentation of an unrecognized tax benefit when a net operating loss ("NOL") carryforward, a similar tax loss, or a tax credit carryfoward is available to reduce the taxable income or tax payable that would result from disallowance of a tax position. Under this ASU, an entity must present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements as a reduction to a deferred tax asset for an NOL carryforward, a similar tax loss, or a tax credit carryfoward except when: an NOL carryforward, a similar tax loss, or a tax credit carryfoward is not available as of the reporting date under the governing tax law to settle taxes that would result from the disallowance of the tax position; and the entity does not intend to use the deferred tax asset for this purpose. This ASU is effective for the Company in its first quarter beginning January 1, 2015 and is not expected to have a material impact on the Company's financial statements.

2. RELATED PARTY TRANSACTIONS:

Trade Activity

              In the ordinary course of business, the Company has engaged in transactions with certain related parties. The Company had sales to Rockwood and its affiliates of $4.8 million and $7.0 million for the years ended December 31, 2013 and 2012, respectively. Purchases from Rockwood and its affiliates, primarily related to insurance, were $22.3 million and $19.1 million for the years ended December 31, 2013 and 2012, respectively. The Company had amounts due from Rockwood and its affiliates of $1.2 million and $1.7 million as of December 31, 2013 and 2012, respectively, and amounts due to Rockwood and its affiliates of $1.5 million and $5.0 million as of December 31, 2013 and 2012, respectively.

Allocation of General Corporate Overhead

              These combined statements of operations include expense allocations for certain expenses related to centralized functions historically provided to the Company by Rockwood, including general expenses related to centralized functions such as executive oversight, risk management, information technology, treasury, tax, legal, human resources, internal and external audit and accounting. These allocations are based on specific identification, the percentage of the Company's net sales and headcount to the respective total Rockwood net sales and headcount. These allocations are reflected in selling, general and administrative expenses in these combined statements of operations and totaled $23.9 million and $18.1 million for the years ended December 31, 2013 and 2012, respectively. Further discussion of allocations is included in Note 1, "Basis of Presentation and Significant Accounting Policies."

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

2. RELATED PARTY TRANSACTIONS: (Continued)

Parent Company Equity

              The majority of the Company's subsidiaries are party to Rockwood's cash concentration arrangements with four financial institutions to maximize the availability of cash for general operating and investing purposes. Under two of the cash concentration arrangements, cash balances are swept daily from the Company's accounts into Rockwood's concentration accounts. At December 31, 2013 and 2012, the Company's payable to Rockwood resulting from the cash concentration arrangements was $65.8 million and $81.2 million, respectively. The resulting payable to Rockwood at the end of each reporting period are reflected in "Parent company investment" in the equity section on the combined balance sheets.

              In addition to cash concentration arrangements, the net transfers to and from Rockwood were general financing activities, cash transfers for acquisitions, investments and various allocations from Rockwood. The total net effect of the settlement of these intercompany transactions is reflected in the combined statements of cash flows as a financing activity. Intercompany funding with Rockwood and related interest expense has not been reflected in the combined financial statements and are included as a component of "Parent company investment" in the combined balance sheets.

Titanium Dioxide Venture

              On February 15, 2013, Rockwood acquired Kemira's 39% interest in the Titanium Dioxide Venture for a purchase price of €97.5 million ($130.3 million based on the rate in effect on the date of purchase). As a result, Rockwood now owns 100% of the Titanium Dioxide Venture. The acquisition of Kemira's 39% interest is shown as a component of "Parent company investment" in the Company's combined balance sheets.

              In conjunction with the formation of the former Titanium Dioxide Venture in September 2008, the Titanium Dioxide Venture entered into a long-term agreement expiring in August 2018 to purchase steam and electricity ("energy") from Kemira. The Titanium Dioxide Venture purchased $45.4 million and $33.4 million of energy from Kemira during 2013 and 2012, respectively. As of December 31, 2013 and 2012, $6.1 million and $4.3 million, respectively, was due to Kemira for energy purchases. In 2009, the Titanium Dioxide Venture also made a contractual advance of $16.0 million in connection with this agreement. Minimum annual payments under the energy agreement are approximately $15.8 million per year. The Company has a non-interest bearing note receivable from its former Titanium Dioxide Venture partner in the amount of $29.4 million that is due in August 2028 with a carrying value of $7.4 million and $6.5 million in the combined balance sheets as of December 31, 2013 and 2012, respectively. Interest is imputed at an effective rate of 8.96%. The fair value of the note receivable is approximately $13.6 million and $13.8 million at December 31, 2013 and 2012.

              Further, as part of the formation of the former Titanium Dioxide Venture, the Titanium Dioxide Venture entered into a long-term supply agreement for the sale of certain raw materials to Kemira that are manufactured by the venture. The term of this contract expires in December 2015. Transactions between the Titanium Dioxide Venture and Kemira consisted of sales to Kemira of $3.5 million and $3.6 million in 2013 and 2012, respectively, and amounts due from Kemira of $0.8 million and $1.2 million as of December 31, 2013 and 2012, respectively.

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

2. RELATED PARTY TRANSACTIONS: (Continued)

Viance Joint Venture

              In conjunction with the formation of the Viance joint venture between CSI and Dow, Viance entered into certain related party transactions. Viance does not own manufacturing facilities, and as a result, relies on the members of the joint venture to provide substantially all production requirements. In addition, the members sell products to Viance.

3. VARIABLE INTEREST ENTITIES:

Viance Joint Venture

              The Viance joint venture provides an extensive range of advanced wood treatment technologies and services to the global wood treatment industry. The Company has concluded that it is the primary beneficiary of Viance and as such has combined the joint venture. This conclusion was made as the Company has the obligation to absorb losses of Viance that could potentially be significant to Viance and/or the right to receive benefits from Viance that could potentially be significant to Viance. In addition, the Company has the power to direct the activities of Viance that most significantly impact Viance's performance, as Viance does not own manufacturing facilities. As a result, Viance primarily relies on the Company to provide product and distribution requirements through a supply agreement.

              At December 31, 2013 and 2012, no combined assets of the Company were pledged as collateral for any obligations of Viance and the general creditors of Viance had no recourse against the Company. Viance's assets can only be used to settle direct obligations of Viance.

              The carrying values of the assets and liabilities of the Viance joint venture included in the combined balance sheets are as follows:

	As of December 31,
	2013	2012
Cash	$2.9	$3.6
Other current assets	8.6	7.3

Total current assets	11.5	10.9
Other intangible assets, net	51.7	58.2
Other assets	1.7	4.8

Total assets	$64.9	$73.9

Total liabilities	$3.6	$5.0

Titanium Dioxide Venture

              In September 2008, Rockwood completed the formation of the Titanium Dioxide Venture that focuses on specialty titanium dioxide pigments. The Titanium Dioxide Venture includes the combination of the Company's titanium dioxide pigments and functional additives businesses, including its production facility in Duisburg, Germany, and Kemira's titanium dioxide business, including Kemira's titanium dioxide plant in Pori, Finland. The Company has not identified significant variable interests in this venture and accordingly has concluded that this venture does not meet the definition of

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

3. VARIABLE INTEREST ENTITIES: (Continued)

a variable interest entity ("VIE"). The Company owned 61% of the Titanium Dioxide Venture and combined it based on the "voting interest" model given its majority ownership and ability to control decision making. Kemira only has certain "protective rights" to limit Rockwood's control.

              In conjunction with this venture, there is a power plant that is legally owned and operated by a Finnish power cooperative ("PVO"). Kemira is a cooperative participant and has an indirect interest in the power plant via ownership of a special share class. The venture utilizes the majority of power supplied. This power plant was determined to be a VIE as the equity holders of the power plant as a group (including Kemira) lack the ability to influence decision making since PVO effectively controls the power plant. It was determined that Rockwood and Kemira jointly form the primary beneficiary of the power plant. The Titanium Dioxide Venture has a long-term agreement expiring in August 2018 to purchase steam and electricity ("energy") from Kemira. Due to the terms of this agreement under which Kemira has the risks and benefits of the majority of the expected life of the power plant, the Company concluded that Kemira is the party most closely associated with the power plant and therefore is the primary beneficiary within the related party group. Accordingly, the Company does not consolidate the power plant. Apart from routine payables to Kemira or the PVO in connection with this agreement, no results or balances of the power plant are reflected in the Company's financial statements. See Note 2, "Related Party Transactions" for more details regarding the energy agreement. On February 15, 2013, Rockwood acquired Kemira's 39% interest in the Titanium Dioxide Venture for a purchase price of €97.5 million ($130.3 million based on the rate in effect on the date of purchase). As a result, Rockwood now owns 100% of the Titanium Dioxide Venture. Subsequent to the repurchase of Kemira's 39% interest, the power plant will continue to be a VIE.

4. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS:

              Financial instruments include accounts receivable, accounts payable, debt instruments and derivatives. Due to their short term maturity, the carrying amount of receivables and payables approximates fair value. The Company has exposure to market risk from changes in interest rates. As a result, certain derivative financial instruments may be used when available on a cost-effective basis to hedge the underlying economic exposure. Changes in the fair value of derivatives that do not qualify for hedge accounting are recognized in earnings as they occur. Derivative financial instruments are not used for trading purposes.

Interest Rate Swaps Not Designated as Hedging Instruments

              In June 2012, the Company's Titanium Dioxide Venture entered into a new facility agreement (See Note 8, "Long-Term Debt") which requires the Titanium Dioxide Venture to convert 50% of the term loan balances from variable to fixed interest rates for a period of two years.

              To comply with the requirement to convert 50% of the term loan balances from variable to fixed interest rates, the Titanium Dioxide Venture entered into interest rate swaps ("New Swaps") in July 2012 with an aggregate notional amount of €400.0 million. The New Swaps mature in September 2014. The Company has not applied hedge accounting for these interest rate swaps and has recorded the mark-to-market adjustment of these derivatives as a component of interest expense in its combined statements of operations. Including the effect of the interest rate swaps, all outstanding debt is at a fixed-rate as of December 31, 2013 and 2012. The Company may in the future consider adjusting the

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

4. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS: (Continued)

amounts covered by these derivative contracts to better suit its capital structure and may allow all or a portion of these swaps to lapse, enter into replacement swaps or settle these swaps prior to expiration.

              Prior to executing the new facility agreement, the Titanium Dioxide Venture had entered into interest rate swaps to manage its exposure to changes in interest rates related to certain variable-rate debt. These contracts effectively converted all of the obligations under the Titanium Dioxide Venture's term loan facility to fixed rate obligations. In July 2012, these interest rate swaps were terminated and the fair market value of these swaps was transferred into the New Swaps. As a result of the repayment of all borrowings under the Titanium Dioxide facility agreement in March 2013, the Titanium Dioxide Venture terminated the outstanding interest rate swaps, resulting in a payment of €3.0 million ($3.9 million based on exchange rates in effect on the date of transaction). See Note 8, "Long-term Debt" for further details.

              The following table provides the fair value and balance sheet location of the Company's derivative instruments as of December 31, 2012:

	As of December 31, 2012
	Balance Sheet Location	Notional	Fair Value
		($ in millions)
Derivatives Not Designated as Hedging Instruments:
Interest rate swaps	Accrued expenses and other current liabilities	$662.9	3.0
	Other liabilities		1.8

Total derivatives			$4.8

              All financial instruments, including derivatives, are subject to counterparty credit risk which is considered as part of the overall fair value measurement. Counterparty credit risk is mitigated by entering into derivative contracts with only major financial institutions of investment grade quality and by limiting the amount of exposure to each financial institution. The Company has considered credit adjustments in its determination of the fair value of its derivative assets and liabilities as of December 31, 2013 and 2012, based on market participant assumptions. In addition, based on the credit evaluation of each counter-party institution as of December 31, 2013 and 2012, the Company believes the carrying values to be fully realizable. No counterparty has experienced a significant downgrade in 2013 or 2012 and the combined financial statements would not be materially impacted if any counterparties failed to perform according to the terms of its agreement. Under the terms of the agreements, posting of collateral is not required by any party whether derivatives are in an asset or liability position.

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

4. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS: (Continued)

              The following table provides the gains and losses reported in the combined statements of operations for the years ended December 31, 2013 and 2012:

	Amounts of Gain or (Loss) Recognized in Income on Derivatives
	Year Ended December 31,
			Location of Gain or (Loss) Recognized in Income on
	2013	2012
	($ in millions)
Derivatives Not Designated as Hedging Instruments
	$0.9	$(2.3)	Interest expense

Total derivatives	$0.9	$(2.3)

              The Company follows a fair value measurement hierarchy to measure assets and liabilities. The Company did not have any liabilities measured at fair value on a recurring basis as of December 31, 2013. As of December 31, 2012, the liabilities measured at fair value on a recurring basis are derivatives. In addition, the Company measures its pension plan assets at fair value (see Note 12, "Employee Benefit Plans," for further details). The Company's financial assets and liabilities are measured using inputs from the three levels of the fair value hierarchy as follows:

              Level 1—Inputs are unadjusted quoted market prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

              Level 2—Inputs are directly or indirectly observable, which include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means. The fair values of derivatives are based on quoted market prices from various banks for similar instruments. The valuation of these instruments reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including forward curves.

              Level 3—Inputs are unobservable inputs that are used to measure fair value to the extent observable inputs are not available. The Company does not have any recurring financial assets or liabilities that are recorded on its combined balance sheets as of December 31, 2012 that are classified as Level 3 inputs.

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

4. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS: (Continued)

              In accordance with the fair value hierarchy, the following table provides the fair value of the Company's recurring financial liabilities that are required to be measured at fair value as of December 31, 2012:

	As of December 31, 2012
	Total	Level 2
	($ in millions)
Liabilities
Interest rate swaps	$4.8	$4.8

Total liabilities at fair value	$4.8	$4.8

Note Receivable

              The Company has a non-interest bearing note receivable from its former Titanium Dioxide Venture partner in the amount of $29.4 million that is due in August 2028 with a carrying value of $7.4 million and $6.5 million in the combined balance sheets as of December 31, 2013 and 2012, respectively. The fair value of the note receivable is approximately $13.6 million and $13.8 million at December 31, 2013 and 2012, respectively, and is categorized as Level 3 in the fair value hierarchy. The fair value is determined based on an internally developed valuation that uses current interest rates in developing a present value of the receivable.

Debt

              As of December 31, 2012, the carrying value of the Company's term loans under the Titanium Dioxide Venture facility agreement approximated fair value as they bore interest based on prevailing variable market rates available. As a result, the Company categorized these term loans as Level 2 in the fair value hierarchy. In March 2013, the Company repaid all borrowings under the Titanium Dioxide facility agreement. See Note 8, "Long-term Debt" for further details.

5. INVENTORIES:

              Inventories are comprised of the following:

	As of December 31,
	2013	2012
	($ in millions)
Raw materials	$142.0	$168.2
Work-in-progress	26.1	27.6
Finished goods	249.1	290.7
Packaging materials	3.2	3.5

Total	$420.4	$490.0

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

6. PROPERTY, PLANT AND EQUIPMENT, NET:

              Property, plant and equipment, net is comprised of the following:

	As of December 31,
	2013	2012
	($ in millions)
Land	$52.9	$52.2
Buildings and improvements, including land improvements	297.1	271.6
Machinery and equipment	1,042.7	954.5
Furniture and fixtures	53.2	48.3
Construction-in-progress	125.3	60.3

Property, plant and equipment, at cost	1,571.2	1,386.9
Less accumulated depreciation	(807.6)	(686.2)

Property, plant and equipment, net	$763.6	$700.7

              Depreciation expense of property, plant and equipment was $98.2 million and $96.1 million for the years ended December 31, 2013 and 2012, respectively.

7. INTANGIBLE ASSETS, NET:

	As of December 31, 2013			As of December 31, 2012
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
	($ in millions)
Patents and other intellectual property	$160.1	$(75.9)	$84.2	$154.7	$(63.9)	$90.8
Trade names and trademarks	39.6	(14.0)	25.6	38.1	(11.7)	26.4
Customer relationships	125.9	(62.1)	63.8	121.9	(52.3)	69.6
Supply agreements	48.2	(25.4)	22.8	47.2	(20.9)	26.3
Other	16.9	(12.7)	4.2	13.3	(10.1)	3.2

Total	$390.7	$(190.1)	$200.6	$375.2	$(158.9)	$216.3

              Amortization of other intangible assets was $25.8 million and $25.3 million for the years ended December 31, 2013 and 2012, respectively.

              Estimated amortization expense for each of the five succeeding fiscal years is as follows:

Amortization Expense
($ in millions)
Year ending
2014	$26.3
2015	25.8
2016	24.2
2017	23.0
2018	21.9

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

7. INTANGIBLE ASSETS, NET: (Continued)

              Goodwill—The Company does not have any goodwill recorded as of December 31, 2013 and 2012, as it recorded a full impairment charge of $642.3 million in the fourth quarter of 2008.

8. LONG-TERM DEBT:

              Long-term debt is summarized as follows:

	As of December 31,
	2013	2012
	($ and € in millions)
TiO2 Venture term loans:
Facility A (€190.0)	$—	$250.7
Facility B (€200.0)	—	263.8
Capitalized lease obligations	3.1	3.9
Other loans	5.4	16.5

Total	8.5	534.9
Less current maturities	(3.2)	(516.2)

Total long-term debt	$5.3	$18.7

              Maturities of long-term debt are as follows:

($ in millions)
2014	$3.2
2015	1.1
2016	1.0
2017	0.4
2018	0.2
Thereafter	2.6

Total	$8.5

Titanium Dioxide Venture term loans and revolving credit facility

              In June 2012, the Company's Titanium Dioxide Venture, Sachtleben GmbH, entered into a new facility agreement, consisting of €190.0 million of term loan A, €200.0 million of term loan B and a €30.0 million revolving credit facility. The Titanium Dioxide Venture used the proceeds to retire existing term loans (€195.0 million—$244.1 million based on the exchange rate in effect on the date of payment), pay a dividend to the venture partners (€88.8 million—$112.3 million based on the exchange rate in effect on the date of payment, of which $68.5 million was paid to Rockwood and $43.8 million was paid to Kemira) and to acquire certain business assets, including production assets and inventory, of crenox GmbH. The Company recorded a charge of $2.8 million in 2012 comprised of fees incurred of $2.5 million and the write-off of deferred financing costs of $0.3 million in connection with the refinancing of the Titanium Dioxide Venture facility agreement.

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

8. LONG-TERM DEBT: (Continued)

              As of December 31, 2012, the availability under the revolving credit facility was €4.5 million ($6.0 million) after an outstanding bank guarantee of €25.5 million ($33.6 million) related to a Titanium Dioxide Pigments defined benefit pension obligation in Finland.

              As of December 31, 2012, the interest rate on term loan A and the revolving credit facility was Euribor plus 3.25% and the interest rate on term loan B was Euribor plus 3.50%, both subject to an adjustment determined by reference to a leverage ratio test. Term loan A was payable in semi-annual installments over its five-year term. Term loan B and the revolving credit facility had a maturity of five years. The term loan and revolving credit facility may be repaid in advance without penalty.

              The loans were secured by the assets of the Titanium Dioxide Venture. The revolving credit facility agreement contained affirmative and restrictive covenants and also required the Titanium Dioxide Venture to meet certain financial covenants. The Company was in compliance with the above covenants as of December 31, 2012.

              In March 2013, the Company prepaid all of its outstanding borrowings under its Titanium Dioxide Pigments facility agreement using cash on hand and contributions from Rockwood. The aggregate amount prepaid was €394.5 million ($512.4 million), consisting of €190.0 million ($246.8 million) of term loan A, €200.0 million ($259.8 million) of term loan B and a €4.5 million ($5.8 million) revolving credit facility. The U.S. dollar amounts above were all based on the exchange rate in effect on the date of payment. In connection with this prepayment, the Company recorded a charge of $17.2 million related to the write-off of deferred financing costs. In addition, as a result of the prepayment, Rockwood has an outstanding bank guarantee of €25.5 million ($33.6 million) related to a Titanium Dioxide Pigments defined benefit pension obligation in Finland that was previously secured by the Titanium Dioxide Pigments facility agreement.

Other loans

              The Company has Euro-denominated loan facilities that provide aggregate outstanding borrowings of approximately €2.3 million ($3.2 million) and €10.9 million ($14.4 million) as of December 31, 2013 and 2012, respectively. As of December 31, 2013, these loans mature in 2019 and bear annual interest rates ranging up to 5.00%. In addition, the Company has a loan facility denominated in Chinese Renminbi providing for borrowings of an aggregate U.S. dollar equivalent amount of $2.2 million and $2.1 million as of December 31, 2013 and 2012, respectively. This loan matures in 2015 and bears an annual interest rate of 3.00%.

              As of December 31, 2013 and 2012, the weighted average interest rate for the Company was 4.96% and 4.13%, respectively, excluding deferred financing costs.

9. INCOME TAXES:

              During the periods presented, the Company's U.S. legal entities did not file separate U.S. federal tax returns, as their operating results were included in the Rockwood consolidated U.S. federal tax return with other Rockwood entities. The Company does file separate foreign and state income tax returns for its legal entities except in one jurisdiction and two states where they are required to be included in a tax grouping of other Rockwood entities. The income tax provisions included in these combined financial statements were calculated using the separate return basis, as if the Company was a

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

9. INCOME TAXES: (Continued)

separate taxpayer. With the exception of certain dedicated entities, the Company did not maintain taxes payable to/from its parent and is deemed to settle the annual current tax balances immediately with the legal tax-paying entities in the respective jurisdictions. These settlements are reflected as changes in "Parent Company Investment" within equity in the combined balance sheets.

              (Loss) income before income taxes is as follows:

	Year Ended December 31,
	2013	2012
	($ in millions)
United States	$(4.2)	$(10.6)
Foreign	(61.7)	50.1

Total	$(65.9)	$39.5

              The (benefit) provision for taxes on income (loss) consisted of the following:

	Year Ended December 31,
	2013	2012
	($ in millions)
Current income tax expense:
Federal	$0.2	$0.5
State	0.6	0.5
Foreign	3.6	21.8

	4.4	22.8

Deferred income tax expense:
Federal	0.1	—
State	0.6	—
Foreign	(16.7)	(11.1)

	(16.0)	(11.1)

Total (benefit) provision for taxes	$(11.6)	$11.7

              Changes in tax rates impact the tax (benefit) provision in the year a rate change is enacted.

              Deferred income taxes are provided for the effects of temporary differences between the carrying value of assets and liabilities for financial reporting purposes and the amounts recognized for income tax purposes. The deferred tax assets and liabilities are determined on a jurisdictional basis by applying the enacted relevant tax rate in the year in which the temporary difference is expected to reverse.

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

9. INCOME TAXES: (Continued)

              The tax effects of the major items recorded as deferred tax assets and liabilities are as follows:

	As of December 31,
	2013	2012
	($ in millions)
Current deferred income tax assets, net:
Allowance for doubtful accounts	$0.4	$—
Restructuring	0.7	1.1
Derivative instruments	(0.3)	0.7
Other current reserves and accruals	2.4	1.5
Valuation allowance	(1.5)	(0.1)

Total current deferred income tax assets, net	1.7	3.2

Noncurrent deferred income tax assets:
Investment basis difference	50.7	50.8
Pension and postretirement benefits	39.0	48.7
Tax loss carryforwards and credits	64.4	41.2
Other noncurrent reserves and accruals	5.5	4.3
Foreign exchange on debt	0.1	0.1
Derivative instruments	—	0.7
Other	1.9	2.2
Valuation allowance	(49.1)	(43.7)

Total noncurrent deferred income tax assets	112.5	104.3

Noncurrent deferred income tax liabilities:
Goodwill and other intangibles	(23.2)	(22.7)
Property, plant and equipment	(38.2)	(39.1)

Total noncurrent deferred income tax liabilities	(61.4)	(61.8)

Net deferred income tax asset	$52.8	$45.7

              Reconciliations of the U.S. statutory income tax rate to the effective tax rate are as follows:

	Year Ended December 31,
	2013	2012
Federal statutory rate	35.0%	35.0%
State taxes, net of federal effect	0.8	(1.0)
Foreign/U.S. tax differential	(14.5)	(16.7)
Increase in valuation allowance	(8.6)	8.9
Noncontrolling interest	1.2	(0.7)
Other	3.7	4.1

Effective tax rate	17.6%	29.6%

TITANIUM DIOXIDE PIGMENTS AND OTHER BUSINESSES OF
ROCKWOOD HOLDINGS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

9. INCOME TAXES: (Continued)

              The 2013 effective tax rate was lower than the U.S. statutory rate of 35% primarily due to a beneficial foreign earnings mix of (14.5)% primarily in Finland, Germany and the U.K., as well as an increase in the valuation allowance of (8.6)% on a loss before taxes, primarily in the U.S.

              The 2012 effective tax rate was lower than the U.S. statutory rate of 35% primarily due to a beneficial foreign earnings mix of (16.7)% primarily in Finland, Germany and the U.K., partially offset by an increase in the valuation allowance of 8.9%, primarily in the U.S.

              As of December 31, 2013, the Company has domestic and foreign corporate tax loss carryforwards (excluding state and local amounts) of approximately $149.5 million, of which $23.6 million expire through 2017, $41.5 million expire through 2033 and $84.4 million which have no current expiration date. The Company has $8.4 million of federal capital loss carryforwards which expire in 2014. Additionally, the Company has U.S. state and local tax loss carryforwards of $101.7 million, of which $1.4 million expire through 2018, $4.8 million expire through 2028 and $95.5 million expiring in years through 2033. The state capital loss carryforwards of $8.4 million expire in 2014. As a result of preparing the tax provision as if the carve-out group is a separate taxpayer, certain deferred tax assets related to net operating loss carryforwards that were recorded on the carve-out balance sheet for the year ended December 31, 2013 were already used by other members of the Rockwood group to reduce taxes payable in those years. As a consequence, the net operating loss carryforwards are not tax attributes that would carryforward to an acquirer of the carve-out group. The acquirer of the carve-out group will also not receive any of the domestic or German net operating loss carryforwards as these amounts will be retained by the seller.

              The worldwide valuation allowance increased by $6.9 million to $50.6 million at December 31, 2013. The valuation allowance as of December 31, 2013 and 2012 was attributable to deferred tax assets related to certain items, such as tax loss carryforwards in China, federal and certain states in the United States for which it was more likely than not that the related tax benefits would not be realized.

              A table reflecting the activity in the valuation allowance is as follows:

	Year Ended December 31,
	2013	2012
	($ in millions)
Balance, January 1	$43.8	$39.9
Increase as reflected in income tax expense	7.6	3.6
Other	(0.8)	0.3

Balance, December 31	$50.6	$43.8

              Deferred taxes are not provided on the undistributed earnings of subsidiaries as such amounts are considered to be permanently invested.

              The Company records liabilities for potential tax assessments upon tax authority audit of its returns in various tax jurisdictions. The liabilities relate to tax return positions which, although supportable by the Company, may be challenged by the tax authorities. The Company adjusts these liabilities as a result of changes in tax legislation, interpretations of laws by Courts, rulings by tax authorities, changes in estimates and the closing of the statute of limitations. The Company's effective

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

9. INCOME TAXES: (Continued)

tax rate in any given year includes the impact of any changes to these liabilities. Favorable resolution of an issue would generally be recognized as a reduction to the Company's annual effective tax rate.

              The Company has classified uncertain tax positions as non-current income tax liabilities (other liabilities) unless expected to be paid within one year. As of December 31, 2013, the total amount of unrecognized tax benefits was $4.4 million. A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits, which excludes interest and penalties, is as follows:

	2013	2012
	($ in millions)
Unrecognized tax benefits at January 1	$4.0	$1.4
Increases in tax positions for prior years	0.4	2.9
Decreases due to settlements with taxing authorities	—	(0.2)
Lapse in statute of limitations	—	(0.1)

Unrecognized tax benefits at December 31	$4.4	$4.0

              The Company recognizes interest and penalties related to unrecognized tax benefits in its income tax provision. The Company had accrued liabilities of $0.5 million and $0.6 million for interest and penalties as of December 31, 2013 and 2012, respectively.

              In accordance with the Company's policy, where tax losses can be carried back or forward to offset liabilities for uncertain tax benefits, deferred tax assets associated with such tax losses are netted against liabilities for such uncertain tax benefits. This policy results in a $0.5 million and $0.5 million reduction in both liabilities and deferred tax assets as of December 31, 2013 and 2012, respectively. The Company has unrecognized tax benefits, net of deferred tax assets in respect of tax losses, of $3.9 million and $3.5 million as of December 31, 2013 and 2012, respectively.

              The unrecognized tax benefits of $3.9 million and $3.5 million as of December 31, 2013 and 2012, respectively, would, if recognized, benefit the effective tax rate.

              The Company is currently under audit in certain jurisdictions and during the next twelve months, it is reasonably possible that resolution of these audits could result in no change. Audit outcomes and the timing of audit settlements are subject to significant uncertainty.

              The Company would be subject to taxation in the U.S., various states, and foreign jurisdictions. The Company's tax filings in its major jurisdictions are open to investigation by tax authorities; in the U.S. from 2010, in the U.K. from 2012 and in Germany from 2008.

TITANIUM DIOXIDE PIGMENTS AND OTHER BUSINESSES OF
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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

10. OPERATING LEASE OBLIGATIONS:

              The following is a schedule of minimum future rentals under the terms of noncancelable operating leases as of December 31, 2013:

($ in millions)
Years ended December 31:
2014	$3.4
2015	2.8
2016	1.6
2017	1.1
2018	0.4
Thereafter	0.1

Total	$9.4

              Rent expense under all operating leases was $15.8 million and $10.4 million for the years ended December 31, 2013 and 2012, respectively. Rent escalations and other lease concessions are reflected on a straight-line basis over the minimum lease term. Minimum future rentals include the effect of any index or rate that was applicable at lease inception.

11. STOCK-BASED COMPENSATION:

              Rockwood sponsors stock-incentive plans in which certain employees of the Company participate. As the stock-based compensation plans are Rockwood plans, amounts have been recognized through Parent company equity on the combined balance sheets. In April 2009, Rockwood adopted the 2009 Stock Incentive Plan (the "Plan"; together with the previous plans, the "Plans"), which has 11,000,000 authorized shares. All equity awards granted after this date are being awarded under the Plan.

              The aggregate compensation cost for stock options and restricted stock units, as discussed below, was $2.2 million for each of the years ended December 31, 2013 and 2012, respectively. The stock-based compensation expense relates to the fair value of awards associated with employees of the Company.

              Restricted Stock Units—In December 2012, Rockwood awarded market-based and performance-based restricted stock units to its management and key employees as long as the employee continues to be employed by the Company on the vesting date and upon the achievement of certain performance targets approved by Rockwood's Compensation Committee. The terms of the awards are as follows:

Award Date	Number of Awards	Vesting Date	Market Performance Period(a)
December 2012	63,071	January 1, 2016	January 1, 2013 to December 31, 2015

              There were no restricted stock units awarded to employees of the Company in 2013.

              For each award date, the market-based restricted stock units vest based on the percentage change in the price of the Company's stock over the market performance period and the performance-based restricted stock units vest based upon the Company's total shareholder return as compared to the total shareholder return for the DOW Jones U.S. Chemical Index over the market performance period.

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

11. STOCK-BASED COMPENSATION: (Continued)

              The Company specified a "target amount" of market-based restricted stock units and performance-based restricted stock units, whereby if the specified performance target is met, shares of the Company's common stock would be awarded upon vesting of these units. However, these awards provide the employee with the possibility of earning from 0% to 150% of the targeted amounts granted based upon performance.

              The Company began recognizing compensation expense for the restricted stock units awarded in December 2012 in January of 2013 because the performance targets that formed the basis for vesting of these awards were not available as of December 31, 2012. The fair value of these market-based restricted stock units was estimated on the date of grant using the Monte Carlo simulation model as they are tied to market conditions. The model utilizes multiple input variables that determine the probability of satisfying each market condition stipulated in the grant and calculates the fair value for the awards.

              The fair value of market-based restricted stock units awarded in the year ended December 31, 2012 used the assumptions noted in the following table:

2012
Expected volatility	43%
Risk-free rate	0.4%

              The compensation cost related to restricted stock units of the Company caused income from continuing operations before taxes to decrease by $2.1 million for both the years ended December 31, 2013 and 2012. The total tax benefit recognized related to restricted stock was $0.7 million and $0.4 million for the years ended December 31, 2013 and 2012, respectively. The weighted average grant date fair value of the restricted shares granted in 2012 was $50.12 per stock unit. The total fair value of shares vested during the year ended December 31, 2012 was $1.9 million. As of December 31, 2013, there was $2.6 million of unrecognized compensation cost related to restricted stock units, which is expected to be recognized over a weighted-average period of approximately 1.8 years. The total tax benefit realized from restricted stock units vesting was $0.6 million for the year ended December 31, 2012. No restricted stock units vested in 2013.

              A summary of the status of nonvested restricted stock units granted to employees of the Company pursuant to the Plan at December 31, 2013 and 2012 and changes during the year ended December 31, 2013 is presented below:

	Shares	Weighted Average Fair Value
	('000)
Nonvested at December 31, 2012	154	$50.42
Cancelled	(10)	50.45

Nonvested at December 31, 2013	144	$50.42

              Stock Options—Stock options granted to employees under the Plans shall have an exercise price at least equal to the fair market value of the Company's common stock on the date of grant. The Company did not grant any stock options to employees in 2013 and 2012.

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

11. STOCK-BASED COMPENSATION: (Continued)

              Stock options granted in 2004 or prior years have a life of ten years from the date of grant and are fully vested. Stock options granted after 2004 typically have a life of seven years and vest in three equal annual installments on each of the first three anniversaries of December 31 of the year granted.

              The total intrinsic value of stock options exercised during the years ended December 31, 2013 and 2012 was $4.7 million and $2.4 million, respectively. Cash received from option exercises during 2013 and 2012 was $2.3 million and $1.1 million, respectively. The total tax benefit realized from options exercised was $1.3 million and $0.2 million for the years ended December 31, 2013 and 2012, respectively.

              A summary of the status of the Company's options granted pursuant to the Plan at December 31, 2013 and 2012 and changes during the year ended December 31, 2013 is presented below:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
	('000)		(years)	($ in millions)
Outstanding at December 31, 2012	171	$20.84
Exercised	(113)	20.18

Outstanding at December 31, 2013	58	$22.13	1.7	$2.9

              All outstanding options are fully vested as of December 31, 2012.

12. EMPLOYEE BENEFIT PLANS:

              The Company maintains various defined benefit pension plans, which cover certain employees in the U.S., Germany, Finland and other countries. In Germany, plan obligations include the provision of postretirement benefits covering private health insurance premiums. One U.S. subsidiary provides certain retirees with healthcare and life insurance.

              Funding requirements and investment policies for the Company's various defined benefit plans are governed by local statutes and fiduciary standards outlined below.

              The following tables summarize the benefit obligations, plan assets and the funded status of the pension plans, along with the amounts recognized in the combined balance sheets and the weighted average assumptions used.

TITANIUM DIOXIDE PIGMENTS AND OTHER BUSINESSES OF
ROCKWOOD HOLDINGS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

12. EMPLOYEE BENEFIT PLANS: (Continued)

	Pension Benefits
	U.S. Plans		Non-U.S. Plans
	2013	2012	2013	2012
	($ in millions)
Change in benefit obligation:
Benefit obligation at beginning of year	$8.9	$7.6	$341.3	$273.8
Service cost	0.3	0.2	6.2	5.0
Interest cost	0.3	0.3	10.1	11.8
Actuarial loss	(0.9)	0.6	(33.2)	56.2
Benefits paid	(0.3)	(0.2)	(15.2)	(14.8)
Plan changes	—	0.4	—	—
Acquisitions	—	—	—	2.9
Foreign exchange loss	—	—	13.1	6.5
Other	—	—	(0.1)	(0.1)

Benefit obligation at end of year	$8.3	$8.9	$322.2	$341.3

Change in fair value of plan assets:
Fair value of plan assets at beginning of year	$5.5	$4.7	$122.2	$117.3
Actual return on assets	0.6	0.6	5.0	12.5
Employer contributions	0.4	0.4	1.3	1.9
Benefits paid from fund	(0.3)	(0.2)	(11.6)	(11.6)
Foreign exchange gain	—	—	4.9	2.2
Other	—	—	(0.2)	(0.1)

Fair value of plan assets at end of year	$6.2	$5.5	$121.6	$122.2

Funded status(a)(b)	$(2.1)	$(3.4)	$(200.6)	$(219.1)

Amounts recognized in the consolidated balance sheets:
Current liabilities	$—	$—	$(0.8)	$(1.0)
Noncurrent liabilities(b)	(2.1)	(3.4)	(199.8)	(218.1)

Net amount recognized	$(2.1)	$(3.4)	$(200.6)	$(219.1)

Amounts recognized in accumulated other comprehensive income:
Net actuarial losses	$0.9	$2.7	$60.0	$98.6
Prior service cost	0.1	0.3	0.2	0.2

Accumulated other comprehensive loss	$1.0	$3.0	$60.2	$98.8

Accumulated benefit obligation	$8.3	$8.9	$307.2	$319.3

Weighted-average assumptions used to determine benefit obligations at December 31:
Discount rate	4.57%	3.67%	3.51%	3.25%
Rate of compensation increase	N/A	N/A	3.00%	3.03%

(a)
The Company's overall unfunded position in our defined benefit plans as of December 31, 2013 is $202.7 million and the funded status of our plans is 39%. However, 60% of our unfunded position is concentrated in plans mostly in Germany, where funding is neither legally required nor customary. When only the plans that have funding requirements are considered,

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

12. EMPLOYEE BENEFIT PLANS: (Continued)

  the unfunded portion is $81.8 million and the funded status is 59%. The funding of our pension plans was in compliance with local requirements as of December 31, 2013.

(b)
Balances include $0.5 million and $1.4 million as of December 31, 2013 and 2012, respectively, related to certain German defined benefit obligations which are reported as "Other Liabilities" in the combined balance sheets. Balances do not include $2.7 million and $3.1 million as of December 31, 2013 and 2012, respectively, representing postretirement medical benefit plans which are reported within "Pension and Related Liabilities" in the combined balance sheets.

	U.S. Plans		Non-U.S. Plans
	2013	2012	2013	2012
	($ in millions)
Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31:
Discount rate	3.67%	4.17%	3.25%	4.49%
Expected return on plan assets(a)	5.75%	6.50%	5.36%	6.18%
Rate of compensation increase	N/A	N/A	3.03%	3.05%
Components of net pension benefit costs:
Service cost	$0.3	$0.2	$6.2	$5.0
Interest cost	0.3	0.3	10.1	11.8
Expected return on assets	(0.3)	(0.3)	(5.3)	(6.3)
Net amortization of actuarial losses	0.5	0.5	8.6	2.0
Amortization of prior service cost	0.2	0.2	—	—

Total pension cost	$1.0	$0.9	$19.6	$12.5

(a)
The long-term rate of return on assets listed above is the average of expected returns developed for each plan weighted by each plan's assets, as of January 1 of the year measured. Rates of return have been estimated based on various asset-appropriate price and yield indices, adjusted for projected inflation and long-term dividend growth.

              The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	U.S. Plans	Non-U.S. Plans
	($ in millions)
2014	$0.3	$16.1
2015	0.5	15.7
2016	0.5	16.5
2017	0.5	16.7
2018	0.5	17.0
Years 2019 - 2023	2.6	86.9
Expected employer contributions to plan assets:
2014	$0.4	$1.3

TITANIUM DIOXIDE PIGMENTS AND OTHER BUSINESSES OF
ROCKWOOD HOLDINGS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

12. EMPLOYEE BENEFIT PLANS: (Continued)

              Recognition of actuarial losses—In 2014, the Company expects to recognize $4.3 million of previously unrecognized actuarial losses.

              Other postretirement benefits—The Company had liabilities of $2.7 million and $3.1 million as of December 31, 2013 and 2012, respectively, related to other postretirement benefit plans reported as "Pension and Related Liabilities" in the combined balance sheets. Related plan expenses were $0.2 million and $0.1 million in 2013 and 2012, respectively.

              Plans with accumulated benefit obligations in excess of plan assets—Substantially all of the Company's defined benefit plans all had accumulated benefit obligations in excess of plan assets.

              Plans with projected benefit obligations in excess of plan assets—The Company's defined benefit plans all had projected benefit obligations in excess of plan assets.

              Contributions—During the year ended December 31, 2013, the Company made contributions of approximately $1.7 million to its defined benefit pension trusts and an additional $3.6 million in benefit payments directly to plan participants. For 2014, the Company expects to make payments of approximately $1.7 million as contributions to pension trusts plus benefit payments directly to plan participants of approximately $4.0 million.

              Investment policies and strategies—The Company's plans have varying statutory and plan governance requirements. For example, U.S. plan investments are generally limited to mutual funds. Although the Company has representatives of local management involved in the governance of all plans, some plans or statutes also have representation by workers, employee unions, and/or corporate-level executives.

              Plans in Finland and the U.S. represent approximately 90% of total plan assets. In these countries, the general investment objectives are to maximize the expected return on the plans' assets without unduly prejudicing the security of the members' accrued benefits and with sufficient liquidity to meet current plan cash flow requirements. As each plan is locally governed, asset allocations may vary between plans. Most plans do not have fixed targets but vary their investment allocations based on plan trustees' consultation with professional investment advisors as to whether these allocations remain appropriate in light of relative investment performance and risk and/or actuarial changes related to plan participants. The following table presents the weighted-average of the plans' targeted investment allocations in 2013 as well as the actual weighted-average investment allocations as of December 31, 2013 and 2012:

	U.S. Plans			Non-U.S. Plans
	Target	2013	2012	Target	2013	2012
Cash and cash equivalents	5%	1%	1%	8%	12%	1%
Equity securities	40	49	45	11	14	34
Fixed income	55	50	54	67	61	55
Insurance contracts, real estate and other	—	—	—	14	13	10

              The following table presents the Company's plan assets using the fair value hierarchy as of December 31, 2013 and 2012. See Note 4, "Financial Instruments and Fair Value Measurements," for descriptions of the Company's fair value hierarchy levels. The Company does not have any employee

TITANIUM DIOXIDE PIGMENTS AND OTHER BUSINESSES OF
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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

12. EMPLOYEE BENEFIT PLANS: (Continued)

benefit plan assets that are classified as Level 3 inputs as of December 31, 2013 and 2012. The Company has not been informed by its investment managers of any changes in valuation techniques or inputs during the periods presented.

	Fair Value Measurements
	As of December 31, 2013			As of December 31, 2012
	Total	Level 1	Level 2	Total	Level 1	Level 2
	(in millions)
Cash and cash equivalents	$14.7	$13.3	$1.4	$2.6	$2.5	$0.1
Equity securities:
Domestic large-cap growth(a)(b)	2.7	—	2.7	4.1	—	4.1
International large-cap growth(a)	3.5	0.5	3.0	3.9	0.4	3.5
Other equity funds	13.8	2.6	11.2	15.3	2.0	13.3
Fixed income securities:
Domestic government bonds(a)(b)	3.6	—	3.6	3.8	—	3.8
International government bonds(a)	5.7	—	5.7	3.6	—	3.6
Corporate bonds(a)	44.4	—	44.4	50.5	—	50.5
Plan sponsor	—	—	—	10.1	—	10.1
Other bond funds	3.9	3.0	0.9	4.0	3.0	1.0
Other	19.0	—	19.0	14.5	—	14.5
Other investments:
Insurance contracts	0.7	—	0.7	0.5	—	0.5
Real estate investment funds	10.0	—	10.0	9.8	—	9.8
Other	5.8	—	5.8	5.0	—	5.0

Total	$127.8	$19.4	$108.4	$127.7	$7.9	$119.8

(a)
Represents a direct investment or mutual pooled fund.

(b)
"Domestic" refers to investments in the plan's home country. Most plan assets are located in Finland, the U.S. or Germany.

Level 1

              Direct investments in publicly traded equity and debt securities are valued at quoted market prices. Similarly, mutual funds are public investment vehicles valued at quoted market prices, which represent the net asset value ("NAV") of the shares held.

Level 2

              Most of the Company's Level 2 investments are funds valued at NAV provided by investment managers. Investments that do not meet the criteria for Level 1, but are redeemable at NAV within 90 days of the measurement date are classified as Level 2. Investments with longer time horizons for redemption are evaluated individually based on specific facts and circumstances with the rebuttable presumption that such investments should be classified as Level 3.

TITANIUM DIOXIDE PIGMENTS AND OTHER BUSINESSES OF
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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

12. EMPLOYEE BENEFIT PLANS: (Continued)

              Direct investments in corporate and government bonds that are not actively traded are based on institutional bid evaluations using proprietary models that are derived from observable inputs. Commingled and proprietary funds are valued at unit or net asset values provided by investment managers, which are based on the fair value of the underlying investments utilizing public information, independent external valuation from third-party services, third-party advisors, or standard bond or other investment valuation models. Insurance contracts are valued as reported by the issuer, typically either using cash surrender value, and the amount a plan would receive if a contract was cashed out at year end, or based on the present value of the expected future cash flows. Participations in real estate funds are valued at net asset value as determined by the fund manager using directly and indirectly observable inputs including comparable asset values and lease-rental cash flows. The plan sponsor loan is valued at its principal amount, consistent with its valuation in the Company's combined financial statements.

Other Retirement Benefit Plans

              Savings Plans—The Company sponsors various defined contribution plans for certain employees. Contributions under the plans are based on specified percentages of employee compensation. In aggregate, the Company's contributions to these plans were $3.4 million and $3.6 million in 2013 and 2012, respectively.

              Multiemployer Plans—During 2013 and 2012, the Company participated in three multiemployer plans. Two of these plans were located in Germany and one in the U.S. The risks of participating in these multiemployer plans are different from single-employer plans in the following aspects:

  •
  Assets contributed to the multiemployer plan by one employer may be used to provide benefits to employees of other participating employers.

  •
  If a participating employer stops contributing to the plan, the unfunded obligation of the plan may be borne by remaining participating employers.

  •
  If the Company chooses to stop participating in a U.S. multiemployer plan, the Company may be required to pay those plans an amount based on the underfunded status of the plan, referred to as a "withdrawal liability."

              The Company's contribution to these plans is outlined in the table below:

	Year ended December 31,
Pension Fund	2013	2012
Pensionskasse Dynamit Nobel Versicherungsverein auf Gegenseitigkeit, Troisdorf ("DN Pensionskasse")	$2.2	$2.2
Bayer-Pensionskasse Versicherungsverein auf Gegenseitigkeit, Leverkusen ("Bayer Pensionskasse")	1.7	0.8
U.S. Plans	0.1	0.1

Total	$4.0	$3.1

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

12. EMPLOYEE BENEFIT PLANS: (Continued)

DN Pensionskasse

              The Company's contributions to the DN Pensionskasse represented approximately 55% of the Company's total multiemployer contributions in 2013 (see table above) and represented approximately 15% of the total contributions received by the DN Pensionskasse in the years ended December 31, 2013 and 2012 (other Rockwood affiliates represented approximately 20% of the total contributions received by the DN Pensionskasse).

              The DN Pensionskasse provides monthly payments in the case of disability, death or retirement. Additional information of the DN Pensionskasse is available in the public domain. Some participants in the plan are subject to collective bargaining arrangements, which have no fixed expiration date. The contribution and benefit levels are neither negotiated nor significantly influenced by these collective bargaining arrangements nor are benefit levels generally subject to reduction.

              The DN Pensionskasse rules require that contributions are set by its Board to comply with the applicable German insurance law. This law requires that such plans be fully funded at all times. The DN Pensionskasse was fully funded as of December 31, 2012, the date the most recent information is publicly available. This funding level would correspond to the highest funding zone status (at least 80% funded) under U.S. pension regulation.

              The DN Pensionskasse plan is subject to a financial improvement plan ("FIP") which expires in at the end of 2014. The FIP calls for increased capital reserves to avoid future underfunding risk. In 2012, the Company's contribution included a one-time payment of €0.1 million ($0.1 million) to ensure that the solvency requirements agreed upon in the FIP were met at the end of year end. In 2013, Rockwood provided a guarantee of €4.7 million ($6.5 million) to meet these solvency requirements based on a December 31, 2013 measurement date.

              The majority of the Company's contributions are tied to employees' contributions, which are generally calculated as a percentage of base compensation, up to a certain statutory ceiling. Until the end of 2014 (end of the FIP), the Company will pay at least three times the employees' contributions for longer-term employees. However, for employees starting after December 1, 2007, the Company's contributions equal the employee contributions.

              Since the plan liabilities need to be fully funded at all times according to local funding requirements, it is unlikely that the DN Pensionskasse plan will fail to fulfill its obligations, however, in such an event, the Company is liable for the benefits of its employees who participate in the plan.

Bayer Pensionskasse

              The Company's contributions to the Bayer Pensionskasse represented approximately 43% of the Company's total multiemployer contributions in 2013 (see table above). In 2012, the Company only participated in this plan from July to December 2012 as a result of an acquisition.

              The Bayer Pensionskasse provides monthly payments in the case of disability, death or retirement. Additional information of the Bayer Pensionskasse is available in the public domain. As of the date of the most recent publicly available information, December 31, 2012, the Bayer Pensionskasse was more than 80% funded. The Bayer Pensionskasse plan is not subject to a financial improvement plan and no surcharge has been imposed.

TITANIUM DIOXIDE PIGMENTS AND OTHER BUSINESSES OF
ROCKWOOD HOLDINGS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

12. EMPLOYEE BENEFIT PLANS: (Continued)

              Company contributions are tied to employees' contributions, which are generally calculated as a percentage of base compensation, up to a certain statutory ceiling. Currently, the Company pays at four times the employees' contributions, but the contribution level can increase or decrease in the future.

              Since the plan is under strict supervision from the German authorities, it is unlikely that the Bayer Pensionskasse plan will fail to fulfill its obligations, however, in such an event, the Company is liable for the benefits of its employees who participate in the plan.

13. RESTRUCTURING AND OTHER SEVERANCE COSTS:

              The Company records restructuring liabilities that represent charges incurred in connection with consolidations and cessations of certain of its operations, including operations from acquisitions, as well as headcount reduction programs. These charges consist primarily of severance and facility/entity closure costs. Severance charges are based on various factors including the employee's length of service, contract provisions, salary levels and local governmental legislation. At the time a related charge is recorded, the Company calculates its best estimate based upon detailed analysis. Although significant changes are not expected, actual costs may differ from these estimates.

              The following table provides the restructuring and other severance costs for the years ended December 31, 2013 and 2012:

	Year ended December 31,
	2013	2012
	($ in millions)
Severance/Relocation	$1.0	$4.5
Facility closure and other	0.9	1.6
Asset write-downs	—	0.6

Restructuring charge	1.9	6.7
Other severance costs	0.3	1.2

Total	$2.2	$7.9

              For the years ended December 31, 2013 and 2012, the restructuring charges primarily relate to severance and facility closure costs in connection with the future consolidation of the Color Pigments and Services business and severance costs in the Titanium Dioxide Pigments business.

              All restructuring actions still in progress as of December 31, 2013 are expected to be substantially complete within the next twelve months, except for severance and facility closure costs in connection with the future consolidation of the Color Pigments and Services business. However, payouts of certain liabilities resulting from these actions will take place over several years. There are no

TITANIUM DIOXIDE PIGMENTS AND OTHER BUSINESSES OF
ROCKWOOD HOLDINGS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

13. RESTRUCTURING AND OTHER SEVERANCE COSTS: (Continued)

significant future costs related to open restructuring plans remaining. Selected information for outstanding liabilities from recent restructuring actions is as follows:

	Severance/ Relocation	Facility Closure and Other	Total
	($ in millions)
Liability balance, December 31, 2011	$0.7	$0.1	$0.8
Restructuring charge in 2012	4.5	2.2	6.7
Utilized	(1.1)	(1.6)	(2.7)
Other	(0.5)	(0.6)	(1.1)

Liability balance, December 31, 2012	3.6	0.1	3.7
Restructuring charge in 2013	1.0	0.9	1.9
Utilized	(2.6)	(0.9)	(3.5)
Other	(0.2)	0.3	0.1

Liability balance, December 31, 2013	$1.8	$0.4	$2.2

14. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):

              Changes in accumulated other comprehensive income (loss) are as follows:

	Pension related adjustments, net of tax(a)	Foreign currency translation(b)	Total accumulated other comprehensive income (loss)
	($ in millions)
Balance at December 31, 2011	$(23.5)	$15.1	$(8.4)
Period change	(23.6)	5.6	(18.0)
Balance at December 31, 2012	(47.1)	20.7	(26.4)
Other comprehensive loss before reclassifications	24.2	47.8	72.0
Amounts reclassified from accumulated other comprehensive loss to net income	6.6	—	6.6
Amounts reclassified from noncontrolling interest to accumulated other comprehensive loss(c)	(27.4)	—	(27.4)

Balance at December 31, 2013	$(43.7)	$68.5	$24.8

(a)
The tax effect on the pension related adjustments is an (expense) benefit of $(0.1) million and $9.0 million for the years ended December 31, 2013 and 2012, respectively.

(b)
The foreign currency translation adjustments are not adjusted for income taxes in accordance with the indefinite reversal criteria.

(c)
This represents the amount of accumulated other comprehensive loss reclassified as a result of the Company's purchase of Kemira's 39% interest in the Titanium Dioxide Venture in February 2013.

TITANIUM DIOXIDE PIGMENTS AND OTHER BUSINESSES OF
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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

14. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS): (Continued)

              The amounts reclassified from accumulated other comprehensive income (loss) into net income are as follows:

Amount Reclassified from Accumulated Other Comprehensive Loss
Accumulated Other Comprehensive Loss Components	Year ended December 31, 2013
Pension related adjustments:
Actuarial losses(a)	$(9.1)
Prior service costs(a)	(0.2)

(9.3)
Income tax provision	2.7

Total reclassifications for the period	$(6.6)

(a)
These accumulated other comprehensive income components are included in the computation of net periodic pension costs that are recorded in costs of products sold and selling, general and administrative expenses in the condensed consolidated statements of operations.

15. COMMITMENTS, CONTINGENCIES AND GUARANTEES:

              Legal Proceedings—The Company is involved in various legal proceedings, including commercial, intellectual property, product liability, regulatory and environmental matters of a nature considered normal for its business. The Company accrues for amounts related to these matters if it is probable that a liability has been incurred and an amount can be reasonably estimated. The Company discloses such matters when there is at least a reasonable possibility that a material loss may have been incurred. However, the Company cannot predict the ultimate outcome of any litigation or the potential for future litigation.

Inspector General Subpoena

              In February 2010, a subsidiary of the Company received a subpoena from the Inspector General of the Department of Defense ("DOD") seeking information related to a product in the Timber Treatment Chemicals business in the Performance Additives segment. In June 2012, the United States government filed a notice of election indicating that it would not intervene at that time and the court ordered the complaint to be unsealed. The complaint was served on the Company in November 2012 by Osmose, Inc. ("Osmose"), a competitor of our Timber Treatment business, and alleges that our subsidiary misrepresented properties of certain fire retardants in relation to a military specification for such products. In March 2013, Osmose filed an amended complaint. In May 2013, the Company's subsidiary filed a motion to dismiss the action. In January 2014, the United States District Court for the Western District of New York granted the Company's motion and dismissed all claims with prejudice. Osmose did not appeal this matter.

TITANIUM DIOXIDE PIGMENTS AND OTHER BUSINESSES OF
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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

15. COMMITMENTS, CONTINGENCIES AND GUARANTEES: (Continued)

Other Matters

              Although the Company expects to continue to pay legal fees in connection with the above matters, other legal actions, such as chromated copper arsenate, and other product liability matters, such as certain high purity color pigments, based on currently available facts, the Company does not believe that any individual action will have a material adverse effect on its financial condition, results of operations or cash flows. Reserves in connection with known product liability matters equaled $0.5 million as of December 31, 2013. The Company's reserve estimates are based on available facts, including damage claims and input from its internal and external legal counsel, past experience, and, in some instances where defense costs are being paid by its insurer, known or expected insurance recoveries. The Company is unable to estimate the amount or range of any potential incremental charges should facts and circumstances change and may in the future revise its estimates based on new information becoming available. Further, the Company cannot predict the outcome of any litigation or the potential for future litigation.

              Indemnity Matters—The Company is indemnified by third parties in connection with certain matters related to acquired businesses. Although the Company has no reason to believe that the financial condition of those parties who may have indemnification obligations to the Company is other than sound, in the event the Company seeks indemnity under any of these agreements or through other means, there can be no assurance that any party who may have obligations to indemnify the Company will adhere to their obligations and the Company may have to resort to legal action to enforce its rights under the indemnities. In cases where the Company's indemnification claims to such third parties are uncontested, the Company expects to realize recoveries within the short term.

              In the opinion of management, and based upon information currently available, the ultimate resolution of any indemnification obligations owed to the Company or by the Company is not expected to have a material effect on the Company's financial condition, results of operations or cash flows.

              Guarantees—The Company's U.S. Entities, along with certain other Rockwood Specialties Group, Inc. ("RSGI") U.S. subsidiaries, are guarantors of RSGI's obligation under the terms of the indenture related to the $1.25 billion of 4.625% senior notes due in 2020 ("Notes").

              Rockwood and the Company intend to obtain releases from these guarantees in connection with the divestiture of the Company.

              Certain of the Company's affiliated U.S. legal entities (the "Company's U.S. Entities") along with certain other U.S. subsidiaries of RSGI were guarantors of the obligations, under RSGI's senior secured credit facility which had outstanding borrowings of $924.2 million as of December 31, 2012. Pursuant to the terms of RSGI's senior secured credit facility, the lenders had a first-priority security interest in substantially all the Company's U.S. Entities' tangible and intangible assets, the book values of which were $245.5 million as of December 31, 2012. In addition, the shares representing substantially all of the capital stock of the Company's U.S. Entities were pledged as collateral for RSGI's indebtedness. However, in September 2013, RSGI prepaid all of its outstanding borrowings under the term loans under the senior secured credit facility and terminated all commitments under the senior secured credit agreement. As a result, all obligations were discharged, including those under the revolving credit commitments.

TITANIUM DIOXIDE PIGMENTS AND OTHER BUSINESSES OF
ROCKWOOD HOLDINGS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

15. COMMITMENTS, CONTINGENCIES AND GUARANTEES: (Continued)

              The indenture governing the Notes contain various affirmative and restrictive covenants which limit the ability of RSGI and the Company, subject to certain exceptions, to incur or guarantee additional indebtedness, make investments and other restricted payments, create liens, sell assets, engage in certain transactions with certain affiliates, and merge or consolidate with other companies or sell substantially all of our assets. In addition, RSGI is subject to further limitations on its ability to pay dividends or make other distributions (limited to $600 million, plus additional amounts subject to satisfying certain leverage ratios).

Safety, Health and Environmental Matters

General

              The Company is subject to extensive environmental, health and safety laws in the United States, the European Union ("EU") and elsewhere at the international, national, state, and local levels. Many of these laws impose requirements relating to clean up of contamination, and impose liability in the event of damage to human beings, natural resources or property, and provide for substantial fines, injunctions and potential criminal sanctions for violations. Other laws or contractual agreements require post-closure reclamation of landfills, surface mining sites and manufacturing facilities for damage resulting from normal operation of these locations. The products, including the raw materials handled, are also subject to industrial hygiene regulations and investigation. The nature of the Company's operations exposes it to risks of liability for breaches of these laws and regulations as a result of the production, storage, transportation and sale of materials that can cause contamination or personal injury when released into the environment. Environmental laws are subject to change and have tended to become stricter over time. Such changes in environmental laws, or the enactment of new environmental laws, could result in materially increased capital, operating and compliance costs.

Safety, Health and Environmental Management Systems

              The Company is committed to achieving and maintaining compliance with all applicable safety, health and environmental ("SHE") legal requirements. The Company's subsidiaries have developed policies and management systems that are intended to identify the SHE legal requirements applicable to their operations, enhance compliance with such requirements, ensure the safety of the Company's employees, contractors, community neighbors and customers and minimize the production and emission of wastes and other pollutants. Although SHE legal requirements are constantly changing, these SHE management systems are designed to assist the Company in meeting its compliance goals and minimizing risk.

SHE Capital Expenditures

              The Company will incur future costs for capital improvements and general compliance under SHE laws. For the years ended December 31, 2013 and 2012, the capital expenditures for SHE matters totaled $7.2 million and $8.9 million, respectively, excluding costs to maintain and repair pollution control equipment. For 2014, the Company estimates capital expenditures for compliance with SHE laws to be at similar levels as 2013; however, because capital expenditures for these matters are subject to changes in existing and new SHE laws, the Company cannot provide assurance that its recent expenditures will be indicative of future amounts required to comply with these laws.

TITANIUM DIOXIDE PIGMENTS AND OTHER BUSINESSES OF
ROCKWOOD HOLDINGS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

15. COMMITMENTS, CONTINGENCIES AND GUARANTEES: (Continued)

Regulatory Developments

              Greenhouse gases have increasingly become the subject of international, national, state and local attention. On September 22, 2009, the Environmental Protection Agency ("EPA") passed its final greenhouse gas monitoring and reporting rule that required certain facilities in the U.S. to record their greenhouse gases beginning January 1, 2010 and begin reporting these measurements on September 30, 2011. Currently, no facilities are required to report under this program. Based upon currently available information, the Company does not believe that this rule will have a material impact on its financial condition, results of operations or cash flows. However, further legislation of greenhouse gases and carbon dioxide has been proposed in the U.S. and other jurisdictions. Certain European facilities are subject to different carbon emission trading schemes imposed by local governments, e.g. U.K. and Germany. Any such laws may directly and indirectly have a material impact on its financial condition, results of operations and cash flows in any quarterly or annual reporting period, such as through higher costs for energy and certain raw materials and additional capital expenditures to comply with such laws.

              The Company is also subject to the Homeland Security Agency's regulations, which address chemical plant safety, the Kyoto Protocol, which relates to the emission of greenhouse gases and the European Union Integrated Pollution Prevention and Control Directive, which relates to environmental permitting programs for individual facilities. In addition, legislation was recently introduced in Congress seeking to reform the Toxic Control Substances Act, which among other things, would require manufacturers to develop and submit additional safety data for each chemical it produces, similar to the Registration, Evaluation, and Authorization of Chemicals ("REACH") legislation. Based upon currently available information, the Company does not believe that these regulations will have a material impact on its financial condition, results of operations or cash flows.

Environmental Reserves

              Environmental laws have a significant effect on the nature and scope of any clean-up of contamination at current and former operating facilities, the costs of transportation and storage of chemicals and finished products and the costs of the storage and disposal of wastes.

              In addition, "Superfund" statutes in the United States as well as statutes in other jurisdictions impose strict, joint and several liability for clean-up costs on the entities that generated waste and/or arranged for its disposal at contaminated third party sites, as well as the past and present owners and operators of contaminated sites. All responsible parties may be required to bear some or all clean-up costs regardless of fault, legality of the original disposal or ownership of the disposal site.

TITANIUM DIOXIDE PIGMENTS AND OTHER BUSINESSES OF
ROCKWOOD HOLDINGS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

15. COMMITMENTS, CONTINGENCIES AND GUARANTEES: (Continued)

              The following table provides a list of the Company's present and former facilities with environmental contamination or reclamation obligations for which the Company has reserved for at December 31, 2013:

Country	Location	(a)	(b)	(c)
China	Shenzhen		X
Finland	Kipsikorpi			X
Germany	Duisburg	X		X
	Hainhausen	X
	Schwarzheide			X
	Uerdingen	X
Italy	Turin	X
United Kingdom	Birtley		X
United States	Beltsville, MD	X
	East St. Louis, IL		X
	Easton, PA		X
	Harrisburg, NC	X	X
	Valdosta, GA	X

(a)
The Company is currently operating groundwater monitoring and/or remediation systems at these locations.

(b)
The Company is currently conducting investigations into additional possible soil and/or groundwater contamination at these locations.

(c)
The Company has land restoration obligations generally relating to landfill activities at these locations.

              The Company is also responsible for environmental matters at some of its former off-site disposal locations owned by third parties. These sites are considered Superfund sites as defined by the EPA or state regulatory authority.

              Although the Company cannot provide assurances in this regard, the Company does not believe that these issues will have a material adverse effect on its financial condition, results of operations or cash flows. Nonetheless, the discovery of contamination arising from present or historical industrial operations at some of the Company's or its predecessor's former and present properties and/or at sites where the Company and its predecessor disposed wastes could expose the Company to cleanup obligations and other damages in the future.

              The Company has established financial reserves relating to anticipated environmental cleanup obligations, site reclamation and remediation and closure costs, which are reviewed at least quarterly based on currently available information. Liabilities are recorded when potential liabilities are either known or believed to be probable and can be reasonably estimated. In the event that the Company establishes a financial reserve in connection with site remediation costs, the Company records a reserve for the estimated cost of the remediation, even though the costs of the remediation will likely be spread out over many years. The Company does not include unasserted claims in its reserves.

TITANIUM DIOXIDE PIGMENTS AND OTHER BUSINESSES OF
ROCKWOOD HOLDINGS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

15. COMMITMENTS, CONTINGENCIES AND GUARANTEES: (Continued)

              The Company's liability estimates are based upon available facts, existing technology, indemnities from third parties, past experience and, in some instances, insurance recoveries where the remediation costs are being paid by its insurers, and are generated by several means, including State-mandated schedules, environmental consultants and internal experts, depending on the circumstances. On a combined basis, the Company has accrued $24.5 million and $21.8 million for environmental liabilities as of December 31, 2013 and 2012, respectively, most of which were classified as other non-current liabilities in the combined balance sheets.

              Included in the environmental liabilities are reclamation obligations (see table below). These obligations primarily relate to post-closure reclamation of landfills and manufacturing sites. The following table represents the change in the Company's reclamation obligations for the years ended December 31, 2013 and 2012:

	Year ended December 31,
	2013	2012
	($ in millions)
Liability balance, January 1	$7.7	$9.8
Accretion	0.5	0.3
Utilization	(0.4)	(2.7)
Revisions to estimates	—	0.2
Foreign exchange	0.3	0.1

Liability balance, December 31	$8.1	$7.7

              The remaining environmental liabilities ($16.4 million and $14.1 million as of December 31, 2013 and 2012, respectively), represent remediation obligations. Of these accruals, $6.6 million and $6.7 million as of December 31, 2013 and 2012, respectively, represent liabilities discounted using discount rates ranging from 5.5% to 7.0%, with the undiscounted amount of these reserves being $9.7 million for both periods.

              The Company's remediation liabilities are payable over periods of up to 30 years. At a number of the sites described above, the extent of contamination has not yet been fully investigated or the final scope of remediation is not yet determinable and could potentially affect the range. The Company estimates that the potential range for such environmental matters as of December 31, 2013 is from $16.4 million to $32.4 million. For the year ended December 31, 2013, the Company recorded charges of $3.0 million to increase its environmental liabilities and made payments of $1.5 million for reclamation and remediation costs, which reduced its environmental liabilities. For the year ended December 31, 2013, the recurring cost of managing hazardous substances for ongoing operations is $36.5 million.

              The Company believes these accruals are adequate based on currently available information. The Company may incur losses in excess of the amounts accrued; however, based on currently available information, it does not believe the additional amount of potential losses would have a material adverse effect on its business or financial condition, but may have a material adverse effect on the results of operations or cash flows in any given quarterly or annual reporting period. The Company does not believe that any known individual environmental matter would have a material adverse effect on its

TITANIUM DIOXIDE PIGMENTS AND OTHER BUSINESSES OF
ROCKWOOD HOLDINGS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

15. COMMITMENTS, CONTINGENCIES AND GUARANTEES: (Continued)

financial condition, results of operations or cash flows. The Company is unable to estimate the amount or range of any potential incremental charges should facts and circumstances change and may in the future revise its estimates based on new information becoming available.

              In the event that manufacturing operations are discontinued at any of the Company's facilities with known contamination, regulatory authorities may impose more stringent requirements on the Company including soil remediation. The Company does not contemplate any such action occurring in the foreseeable future, as these facilities' remaining lives are not known. Given the indeterminate useful life of these facilities and the corresponding indeterminate settlement date of any soil remediation obligations, the Company does not have sufficient information to estimate a range of potential settlement dates for its obligations. Consequently, the Company cannot employ a present value technique to estimate fair value and, accordingly, has not accrued for any environmental-related costs to remediate soil at these facilities.

Commitments

              As of December 31, 2013, the Company has unconditional purchase obligations of $1,110.5 million primarily consisting of take-or-pay contracts to purchase goods and energy that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. These purchase obligations are expected to be incurred as follows: $467.7 million in less than one year, $527.5 million in one-three years, $78.5 million in three-five years and $36.9 million after five years.

16. ACQUISITION:

              In July 2012, our Titanium Dioxide Venture completed the acquisition of certain business assets, primarily inventory and other production assets, of crenox GmbH, a German titanium dioxide producer based in Krefeld, Germany, from the insolvency administrator for €56 million ($69 million using the rate in effect on the transaction date). The allocation of the purchase price to the identifiable assets acquired was complete as of December 31, 2012.

*    *    *

TITANIUM DIOXIDE PIGMENTS AND OTHER BUSINESSES OF
ROCKWOOD HOLDINGS, INC.

CONDENSED COMBINED STATEMENTS OF OPERATIONS

(Dollars in millions)

(Unaudited)

	Nine months ended September 30,
	2014	2013
Net sales	$1,230.2	$1,237.6
Cost of products sold	1,059.2	1,133.1

Gross profit	171.0	104.5
Selling, general and administrative expenses	146.3	132.1
Restructuring and other severance costs	0.2	2.1

Operating income (loss)	24.5	(29.7)

Other income (expenses), net:
Interest income (expense), net	2.2	(6.0)
Loss on early extinguishment/modification of debt	—	(17.2)
Other, net	0.1	(0.4)

Other income (expenses), net	2.3	(23.6)

Income (loss) before taxes	26.8	(53.3)
Income tax provision (benefit)	11.9	(8.7)

Net income (loss)	14.9	(44.6)
Net (income) loss attributable to noncontrolling interest	(2.4)	0.6

Net income (loss) attributable to Parent company equity	$12.5	$(44.0)

See accompanying notes to condensed combined financial statements.

TITANIUM DIOXIDE PIGMENTS AND OTHER BUSINESSES OF
ROCKWOOD HOLDINGS, INC.

CONDENSED COMBINED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Dollars in millions)

(Unaudited)

	Nine months ended September 30,
	2014	2013
Net income (loss)	$14.9	$(44.6)
Other comprehensive (loss) income, net of tax:
Pension related adjustments	5.9	4.2
Foreign currency translation	(78.1)	31.5

Other comprehensive (loss) income	(72.2)	35.7

Comprehensive loss	(57.3)	(8.9)
Comprehensive income attributable to noncontrolling interest	(2.4)	(0.9)

Comprehensive loss attributable to Parent company equity	$(59.7)	$(9.8)

See accompanying notes to condensed combined financial statements.

TITANIUM DIOXIDE PIGMENTS AND OTHER BUSINESSES OF
ROCKWOOD HOLDINGS, INC.

CONDENSED COMBINED BALANCE SHEETS

(Dollars in millions)

(Unaudited)

	September 30, 2014	December 31, 2013
ASSETS
Current assets:
Cash	$87.2	$15.1
Accounts receivable, net	210.0	201.6
Inventories	424.1	420.4
Deferred income taxes	1.2	2.7
Prepaid expenses and other current assets	31.9	41.7

Total current assets	754.4	681.5
Property, plant and equipment, net	764.6	763.6
Intangible assets, net	171.5	200.6
Deferred income taxes	61.8	63.0
Other assets	8.6	9.6

Total assets	$1,760.9	$1,718.3

LIABILITIES
Current liabilities:
Accounts payable	$146.2	$170.6
Income taxes payable	4.0	1.8
Accrued compensation	33.3	26.8
Accrued expenses and other current liabilities	40.2	40.9
Deferred income taxes	3.2	1.0
Long-term debt, current portion	0.2	3.2

Total current liabilities	227.1	244.3
Long-term debt	3.1	5.3
Pension and related liabilities	192.8	204.1
Deferred income taxes	8.6	11.9
Other liabilities	28.2	29.1

Total liabilities	459.8	494.7
Commitments, Contingencies and Guarantees—See Note 13
EQUITY
Parent company equity:
Parent company investment	1,198.3	1,045.8
Accumulated other comprehensive income	(47.4)	24.8

Total Parent company equity	1,150.9	1,070.6
Noncontrolling interest	150.2	153.0

Total equity	1,301.1	1,223.6

Total liabilities and equity	$1,760.9	$1,718.3

See accompanying notes to condensed combined financial statements.

TITANIUM DIOXIDE PIGMENTS AND OTHER BUSINESSES OF
ROCKWOOD HOLDINGS, INC.

CONDENSED COMBINED STATEMENTS OF CASH FLOWS

(Dollars in millions)

(Unaudited)

	Nine months ended September 30,
	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$14.9	$(44.6)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	98.2	92.2
Deferred financing costs amortization	—	1.3
Loss on early extinguishment/modification of debt	—	17.2
Stock-based compensation	1.0	1.8
Deferred income taxes	0.2	(12.0)
Other, net	0.6	(0.5)
Changes in assets and liabilities, net of the effect of foreign currency translation and acquisitions:
Accounts receivable	(23.7)	(45.7)
Inventories	(32.1)	73.6
Prepaid expenses and other assets	8.3	(7.9)
Accounts payable	(15.8)	3.3
Income taxes payable	(0.2)	(15.7)
Accrued expenses and other liabilities	17.6	1.2

Net cash provided by operating activities	69.0	64.2

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(126.2)	(80.5)
Proceeds on sale of assets	2.2	0.1

Net cash used in investing activities	(124.0)	(80.4)

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in Parent company investment	138.4	521.1
Payments of long-term debt	(4.9)	(513.9)
Proceeds from long-term debt	0.1	6.0
Fees related to early extinguishment/modification of debt	—	(0.2)
Dividend distributions to noncontrolling shareholders	(5.2)	(2.1)

Net cash provided by financing activities	128.4	10.9

Effect of exchange rate changes on cash	(1.3)	—

Net increase (decrease) in cash	72.1	(5.3)
Cash, beginning of period	15.1	27.0

Cash, end of period	$87.2	$21.7

Supplemental disclosures of cash flow information:
Interest paid	$0.6	$7.0
Income taxes paid, net of refunds	12.0	19.0
Non-cash investing activities:
Acquisition of capital equipment included in accounts payable	21.8	25.6
Non-cash financing activities:
Purchase of noncontrolling interest	—	138.5

See accompanying notes to condensed combined financial statements.

TITANIUM DIOXIDE PIGMENTS AND OTHER BUSINESSES OF
ROCKWOOD HOLDINGS, INC.

CONDENSED COMBINED STATEMENTS OF CHANGES IN PARENT COMPANY EQUITY

(Dollars in millions)

(Unaudited)

	Parent Company Equity
	Total	Parent Company Investment	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest
Balance, January 1, 2014	$1,223.6	$1,045.8	$24.8	$153.0
Dividend distribution to noncontrolling shareholder	(5.2)	—	—	(5.2)
Other comprehensive loss, net of tax	(72.2)	—	(72.2)	—
Net income	14.9	12.5	—	2.4
Net transfers from Parent	140.0	140.0	—	—

Balance, September 30, 2014	$1,301.1	$1,198.3	$(47.4)	$150.2

Balance, January 1, 2013	$682.3	$440.6	$(26.4)	$268.1
Dividend distribution to noncontrolling shareholder	(2.1)	—	—	(2.1)
Purchase of noncontrolling interest	—	138.5	(27.4)	(111.1)
Other comprehensive income, net of tax	35.7	—	34.2	1.5
Net loss	(44.6)	(44.0)	—	(0.6)
Net transfers from Parent	523.8	523.8	—	—

Balance, September 30, 2013	$1,195.1	$1,058.9	$(19.6)	$155.8

See accompanying notes to condensed combined financial statements.

TITANIUM DIOXIDE PIGMENTS AND OTHER BUSINESSES OF
ROCKWOOD HOLDINGS, INC.

Notes To Condensed Combined Financial Statements (Unaudited)

1. BASIS OF PRESENTATION AND NEW ACCOUNTING STANDARDS:

              Organization—The unaudited condensed combined financial statements include the accounts of several of Rockwood Holdings, Inc. ("Rockwood" or "Parent") businesses, comprised of Titanium Dioxide Pigments, Color Pigments and Services, Timber Treatment Chemicals, Rubber/Thermoplastics Compounding and Water Chemistry businesses ("Titanium Dioxide Pigments and Other"), as one condensed combined company (the "Company").

              In September 2013, Rockwood announced that it entered into a definitive agreement to sell certain of its Titanium Dioxide Pigments and Other businesses to Huntsman Corporation. The businesses subject to the purchase and sale agreement constitute substantially all of the Company's assets and liabilities and substantially all of the Company's operations. On October 1, 2014, Rockwood completed the sale of its Titanium Dioxide Pigments and Other businesses to Huntsman Corporation. See Note 14, "Subsequent Events," for further details.

              Basis of Presentation—The unaudited condensed combined financial statements reflect the financial position, results of operations and cash flows of the Company as Rockwood was historically managing it, prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim reporting, and have been derived from the consolidated financial statements and accounting records of Rockwood, principally from statements and records represented in the businesses described above. Under those rules, certain footnotes and other financial information that are normally required for annual financial statements can be condensed or omitted. The Company is responsible for these condensed combined financial statements, which include all normal and recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the financial position as of September 30, 2014 and December 31, 2013, and the results of operations, comprehensive income (loss), cash flows and changes in parent company equity for the nine months ended September 30, 2014 and 2013. Material subsequent events are evaluated through January 12, 2015, the date the condensed combined financial statements were available to be issued, and disclosed where applicable. These unaudited condensed combined financial statements and the related notes should be read in conjunction with the audited combined financial statements for the year ended December 31, 2013. Revenues, expenses, assets and liabilities can vary during each interim period of the year. Accordingly, the results and trends in these unaudited condensed combined financial statements may not be indicative of the full year results.

              The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenue and expenses during the periods reported. These estimates include, among other things, assessing the collectability of accounts receivable, the use and recoverability of inventory, the valuation of deferred tax assets, the measurement of the accrual for uncertain tax benefits, impairment of property, plant and equipment and other intangible assets, the accrual of environmental and legal reserves, the useful lives of tangible and intangible assets and the measurement of pension obligations, among others. Actual results could differ from those estimates. Such estimates also include the fair value of assets acquired and liabilities assumed as a result of allocations of the purchase price of business combinations consummated.

              All revenue, assets and liabilities and most expenses reflected in the condensed combined financial statements are directly associated with the Company. In addition, certain general corporate

TITANIUM DIOXIDE PIGMENTS AND OTHER BUSINESSES OF
ROCKWOOD HOLDINGS, INC.

Notes To Condensed Combined Financial Statements (Unaudited) (Continued)

1. BASIS OF PRESENTATION AND NEW ACCOUNTING STANDARDS: (Continued)

overhead expenses have been allocated by Rockwood to the Company. The Company used certain underlying activity drivers as a basis of allocation, including net sales and headcount. Management believes such allocations are reasonable; however, they may not be indicative of the actual results of the Company had the Company been operating as an independent company for the periods presented or the amounts that will be incurred by the Company in the future. Actual costs that may have been incurred if the Company had been a stand-alone company for the periods presented would depend on a number of factors, including the Company's chosen organizational structure, what functions were outsourced or performed by the Company's employees and strategic decisions made in areas such as information technology systems and infrastructure. Note 2, "Related Party Transactions" provides further information regarding general corporate overhead allocations.

              All intercompany balances and transactions have been eliminated. All significant intercompany transactions between the Company and Rockwood have been included in these condensed combined financial statements and are considered to be effectively settled for cash in the condensed combined financial statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the condensed combined statements of cash flows as a financing activity and in the condensed combined balance sheet as "Parent company investment."

              Rockwood uses a centralized approach to cash management and financing of operations. The majority of the Company's subsidiaries are party to Rockwood's cash concentration arrangements with four financial institutions to maximize the availability of cash for general operating and investing purposes. Under two of the cash concentration arrangements, cash balances are swept daily from the Company's accounts, whose owners are party to the arrangements into Rockwood's concentration accounts. Cash transfers to and from Rockwood's cash concentration accounts and the resulting balances at the end of each reporting period are reflected in "Parent company investment" in the equity section on the condensed combined balance sheet.

              Rockwood's third-party debt, and the related interest expense, has not been allocated to the Company for any of the periods presented as the Company was not the legal obligor of the debt and Rockwood's borrowings were not directly attributable to the Company's business.

              The Company's noncontrolling interest represents the total of the noncontrolling party's interest in certain investments (principally the Titanium Dioxide Venture and the Viance joint venture) that are combined but less than 100% owned. See Note 2, "Related Party Transactions," for details regarding Rockwood's acquisition of Kemira's 39% interest in the Titanium Dioxide venture in February 2013.

              Unless otherwise noted, all balance sheet items which are denominated in Euros are converted at the September 30, 2014 exchange rate of €1.00 = $1.2631 and December 31, 2013 exchange rate of €1.00 = $1.3743. For the nine months ended September 30, 2014 and 2013, the average rate of exchange of the Euro to the U.S. dollar is $1.3557 and $1.3175, respectively.

Recently Issued Accounting Standards:

              In April 2014, the Financial Accounting Standards Board ("FASB") issued an Accounting Standards Update ("ASU") that changes the criteria for reporting discontinued operations. Under the new guidance, only disposals representing a strategic shift that has (or will have) a major effect on an

TITANIUM DIOXIDE PIGMENTS AND OTHER BUSINESSES OF
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Notes To Condensed Combined Financial Statements (Unaudited) (Continued)

1. BASIS OF PRESENTATION AND NEW ACCOUNTING STANDARDS: (Continued)

entity's operations and financial results should be presented as discontinued operations. Examples of these include disposals of a major geographic area, a major line of business or a major equity method investment. In addition, the new guidance requires expanded disclosures about discontinued operations, as well as requiring disclosure of pre-tax income attributable to a disposal of a significant part of an organization that does not qualify for discontinued operations reporting. This ASU is effective for the Company in its first quarter beginning January 1, 2015 and is not expected to have a material impact on the Company's consolidated financial statements.

              In May 2014, the FASB and the International Accounting Standards Board ("IASB") issued their final standard on revenue from contracts with customers. The standard, issued as an ASU by the FASB and as International Financial Reporting Standards 15 by the IASB, outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU is effective for the Company in its first quarter beginning January 1, 2017 and the impact on the Company's consolidated financial statements is still being evaluated.

              In June 2014, the FASB issued an ASU that clarified that entities should treat performance targets that can be met after the requisite service period of a share-based payment award as performance conditions that affect vesting. Therefore, an entity would not record compensation expense related to an award for which transfer to the employee is contingent on the entity's satisfaction of a performance target until it becomes probable that the performance target is met. This ASU is effective for the Company in its first quarter beginning January 1, 2016 and is not expected to have a material impact on the Company's consolidated financial statements.

2. RELATED PARTY TRANSACTIONS:

Trade Activity

              In the ordinary course of business, the Company has engaged in transactions with certain related parties. The Company had sales to Rockwood and its affiliates of $1.5 million and $4.4 million for the nine months ended September 30, 2014 and 2013, respectively. Purchases from Rockwood and its affiliates, primarily related to insurance, were $20.7 million and $16.7 million for the nine months ended September 30, 2014 and 2013, respectively. The Company had amounts due from Rockwood and its affiliates of $0.4 million and $1.2 million as of September 30, 2014 and December 31, 2013, respectively, and amounts due to Rockwood and its affiliates of $0.4 million and $1.5 million as of September 30, 2014 and December 31, 2013, respectively.

Allocation of General Corporate Overhead

              These condensed combined statements of operations include expense allocations for certain expenses related to centralized functions historically provided to the Company by Rockwood, including general expenses related to centralized functions such as executive oversight, risk management, information technology, treasury, tax, legal, human resources, internal and external audit and accounting.

TITANIUM DIOXIDE PIGMENTS AND OTHER BUSINESSES OF
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Notes To Condensed Combined Financial Statements (Unaudited) (Continued)

2. RELATED PARTY TRANSACTIONS: (Continued)

              These allocations are based on specific identification, the percentage of the Company's net sales and headcount to the respective total Rockwood net sales and headcount. These allocations are reflected in selling, general and administrative expenses in these condensed combined statements of operations and totaled $19.8 million and $16.5 million for the nine months ended September 30, 2014 and 2013, respectively. Further discussion of allocations is included in Note 1, "Basis of Presentation and New Accounting Standards."

Parent Company Equity

              The majority of the Company's subsidiaries are party to Rockwood's cash concentration arrangements with four financial institutions to maximize the availability of cash for general operating and investing purposes. Under two of the cash concentration arrangements, cash balances are swept daily from the Company's accounts into Rockwood's concentration accounts. As of September 30, 2014 and December 31, 2013, the Company's payable to Rockwood resulting from the cash concentration arrangements was $78.7 million and $65.8 million, respectively. The resulting payable to Rockwood at the end of each reporting period are reflected in "Parent company investment" in the equity section on the condensed combined balance sheet.

              In addition to cash concentration arrangements, the net transfers to and from Rockwood were general financing activities, cash transfers for acquisitions, investments and various allocations from Rockwood. The total net effect of the settlement of these intercompany transactions is reflected in the condensed combined statements of cash flows as a financing activity. Intercompany funding with Rockwood and related interest expense has not been reflected in the condensed combined financial statements and are included as a component of "Parent company investment" in the condensed combined balance sheet.

Titanium Dioxide Venture

              On February 15, 2013, Rockwood acquired Kemira's 39% interest in the Titanium Dioxide Venture for a purchase price of €97.5 million ($130.3 million based on the rate in effect on the date of purchase). As a result, Rockwood now owns 100% of the Titanium Dioxide Venture. The acquisition of Kemira's 39% interest is shown as a component of "Parent company investment" in the Company's condensed combined balance sheet.

Viance Joint Venture

              In conjunction with the formation of the Viance joint venture between CSI and Dow, Viance entered into certain related party transactions. Viance does not own manufacturing facilities, and as a result, relies on the members of the joint venture to provide substantially all production requirements. In addition, the members sell products to Viance.

3. VARIABLE INTEREST ENTITIES:

Titanium Dioxide Venture

              The Company formed a Titanium Dioxide Pigments venture with Kemira in September 2008. The Company previously owned 61% of the venture and consolidated it based on the "voting interest"

TITANIUM DIOXIDE PIGMENTS AND OTHER BUSINESSES OF
ROCKWOOD HOLDINGS, INC.

Notes To Condensed Combined Financial Statements (Unaudited) (Continued)

3. VARIABLE INTEREST ENTITIES: (Continued)

model given its majority ownership and ability to control decision making. On February 15, 2013, the Company acquired Kemira's 39% interest in the Titanium Dioxide Pigments venture for a purchase price of €97.5 million ($130.3 million based on the rate in effect on the date of purchase). The increase in ownership was accounted for as an equity transaction. As a result, the Company owns 100% of the Titanium Dioxide Pigments business. In conjunction with this venture, there is a power plant that was previously determined to be a variable interest entity ("VIE"). Subsequent to the purchase of Kemira's 39% interest, the power plant will continue to be a VIE.

Viance Joint Venture

              The Viance joint venture provides an extensive range of advanced wood treatment technologies and services to the global wood treatment industry. The Company has concluded that it is the primary beneficiary of Viance and as such has combined the joint venture. This conclusion was made as the Company has the obligation to absorb losses of Viance that could potentially be significant to Viance and/or the right to receive benefits from Viance that could potentially be significant to Viance. In addition, the Company has the power to direct the activities of Viance that most significantly impact Viance's performance, as Viance does not own manufacturing facilities. As a result, Viance primarily relies on the Company to provide product and distribution requirements through a supply agreement.

              As of September 30, 2014 and December 31, 2013, no combined assets of the Company were pledged as collateral for any obligations of Viance and the general creditors of Viance had no recourse against the Company. Viance's assets can only be used to settle direct obligations of Viance.

              The carrying values of the assets and liabilities of the Viance joint venture included in the condensed combined balance sheet are as follows:

	September 30, 2014	December 31, 2013
	($ in millions)
Cash	$5.9	$2.9
Other current assets	9.6	8.6
Total current assets	15.5	11.5

Other intangible assets, net	46.9	51.7
Other assets	1.9	1.7

Total assets	$64.3	$64.9

Total liabilities	$4.0	$3.6

TITANIUM DIOXIDE PIGMENTS AND OTHER BUSINESSES OF
ROCKWOOD HOLDINGS, INC.

Notes To Condensed Combined Financial Statements (Unaudited) (Continued)

4. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS:

              Financial instruments include accounts receivable, accounts payable, debt instruments and derivatives. Due to their short term maturity, the carrying amount of receivables and payables approximates fair value. The Company has exposure to market risk from changes in interest rates. As a result, certain derivative financial instruments may be used when available on a cost-effective basis to hedge the underlying economic exposure. Changes in the fair value of derivatives that do not qualify for hedge accounting are recognized in earnings as they occur. Derivative financial instruments are not used for trading purposes.

              The Company follows a fair value measurement hierarchy to measure assets and liabilities. The Company did not have any liabilities measured at fair value on a recurring basis as of September 30, 2014 and December 31, 2013. In addition, the Company measures its pension plan assets at fair value (see Note 12, "Employee Benefit Plans," in the Company's audited combined financial statements for the year ended December 31, 2013 for further details). The Company's financial assets and liabilities are measured using inputs from the three levels of the fair value hierarchy as follows:

                  Level 1—Inputs are unadjusted quoted market prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

                  Level 2—Inputs are directly or indirectly observable, which include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means. The fair values of derivatives are based on quoted market prices from various banks for similar instruments. The valuation of these instruments reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including forward curves.

                  Level 3—Inputs are unobservable inputs that are used to measure fair value to the extent observable inputs are not available. The Company does not have any recurring financial assets or liabilities that are recorded on its condensed combined balance sheet as of September 30, 2014 and December 31, 2013 that are classified as Level 3 inputs.

Interest Rate Swaps Not Designated as Hedging Instruments

              As a result of the repayment of all borrowings under the Titanium Dioxide facility agreement in March 2013, the Titanium Dioxide Venture terminated the outstanding interest rate swaps, resulting in a payment of €3.0 million ($3.9 million based on exchange rates in effect on the date of transaction). A gain of $0.9 million related to the interest rate swaps was recognized in interest expense for the nine months ended September 30, 2013. See Note 4, "Financial Instruments and Fair Value Measurements," in the Company's audited combined financial statements for the year ended December 31, 2013 for further details.

Note Receivable

              The Company has a non-interest bearing note receivable from its former Titanium Dioxide Venture partner in the amount of $29.4 million that is due in August 2028 with a carrying value of $7.3 million and $7.4 million in other assets in the condensed combined balance sheet as of

TITANIUM DIOXIDE PIGMENTS AND OTHER BUSINESSES OF
ROCKWOOD HOLDINGS, INC.

Notes To Condensed Combined Financial Statements (Unaudited) (Continued)

4. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS: (Continued)

September 30, 2014 and December 31, 2013, respectively. Interest is imputed at an effective rate of 8.96%. The fair value of the note receivable is approximately $13.0 million and $13.6 million as of September 30, 2014 and December 31, 2013, and is categorized as Level 3 in the fair value hierarchy. The fair value is determined based on an internally developed valuation that uses current interest rates in developing a present value of the receivable.

5. INVENTORIES:

              Inventories are comprised of the following:

	September 30, 2014	December 31, 2013
	($ in millions)
Raw materials	$144.1	$142.0
Work-in-process	27.2	26.1
Finished goods	249.5	249.1
Packaging materials	3.3	3.2

Total	$424.1	$420.4

6. INTANGIBLE ASSETS, NET:

	As of September 30, 2014			As of December 31, 2013
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
	($ in millions)
Patents and other intellectual property	$150.7	$(77.1)	$73.6	$160.1	$(75.9)	$84.2
Trade names and trademarks	36.5	(13.9)	22.6	39.6	(14.0)	25.6
Customer relationships	118.0	(63.4)	54.6	125.9	(62.1)	63.8
Supply agreements	46.1	(27.0)	19.1	48.2	(25.4)	22.8
Other	18.4	(16.8)	1.6	16.9	(12.7)	4.2

Total	$369.7	$(198.2)	$171.5	$390.7	$(190.1)	$200.6

              Amortization of other intangible assets was $20.1 million and $19.0 million for the nine months ended September 30, 2014 and 2013, respectively.

              Goodwill—The Company does not have any goodwill recorded as of September 30, 2014 and December 31, 2013, respectively, as it recorded a full impairment charge of $642.3 million in the fourth quarter of 2008.

TITANIUM DIOXIDE PIGMENTS AND OTHER BUSINESSES OF
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Notes To Condensed Combined Financial Statements (Unaudited) (Continued)

7. LONG-TERM DEBT:

              Long-term debt is summarized as follows:

	September 30, 2014	December 31, 2013
	($ in millions)
Capitalized lease obligations	$0.4	$3.1
Other loans	2.9	5.4
Total	3.3	8.5
Less current maturities	(0.2)	(3.2)

Total long-term debt	$3.1	$5.3

              For further details of the terms of the Company's long-term debt, see Note 8, "Long-Term Debt," in the Company's audited combined financial statements for the year ended December 31, 2013.

8. INCOME TAXES:

              During the periods presented, the Company's U.S. legal entities did not file separate U.S. federal tax returns, as their operating results were included in the Rockwood consolidated U.S. federal tax return with other Rockwood entities. The Company does file separate foreign and state income tax returns for its legal entities except in one jurisdiction and two states where they are required to be included in a tax grouping of other Rockwood entities. The income tax provisions included in these condensed combined financial statements were calculated using the separate return basis, as if the Company was a separate taxpayer. With the exception of certain dedicated entities, the Company did not maintain taxes payable to/from its parent and is deemed to settle the annual current tax balances immediately with the legal tax-paying entities in the respective jurisdictions. These settlements are reflected as changes in "Parent Company Investment" within equity in the condensed combined balance sheet.

              The effective tax rate was 44.4% and 16.3% for the nine months ended September 30, 2014 and 2013, respectively. The income tax rate for the nine months ended September 30, 2014 was higher than the U.S. statutory rate of 35% primarily due to an increase in the valuation allowance of 25.8%, primarily in Germany and the U.S., partially offset by a beneficial foreign earnings mix of (16.4)%, primarily in Finland, Germany and the U.K.

              The income tax rate for the nine months ended September 30, 2013 was lower than the U.S. statutory rate of 35% primarily due to a foreign earnings mix of (12.9)% primarily in Finland, Germany and the U.K., as well as an increase in the valuation allowance of (5.8)% on a loss before taxes, primarily in the U.S.

TITANIUM DIOXIDE PIGMENTS AND OTHER BUSINESSES OF
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Notes To Condensed Combined Financial Statements (Unaudited) (Continued)

8. INCOME TAXES: (Continued)

              A table reflecting the activity in the valuation allowance is as follows:

Allowance Valuation
($ in millions)
Balance as of December 31, 2013	$50.6
Increase as reflected in income tax expense	4.9
Other	(0.3)

Balance as of September 30, 2014	$55.2

              The unrecognized tax benefits of $3.8 million and $3.9 million as of September 30, 2014 and December 31, 2013, respectively, would, if recognized, benefit the effective tax rate.

              The Company is currently under audit in certain jurisdictions and during the next twelve months, it is reasonably possible that resolution of these audits could result in no change. Audit outcomes and the timing of audit settlements are subject to significant uncertainty.

9. STOCK-BASED COMPENSATION:

              The aggregate compensation cost for restricted stock units and Board of Director stock grants recorded under the stock-based compensation plans was $1.0 million and $1.8 million for the nine months ended September 30, 2014 and 2013, respectively. The total tax benefit recognized related to stock awards was $0.3 million and $0.6 million for the nine months ended September 30, 2014 and 2013, respectively.

              For further details of the terms of the Company's stock-based compensation plans, see Note 11, "Stock-Based Compensation," in the Company's audited combined financial statements for the year ended December 31, 2013.

10. EMPLOYEE BENEFIT PLANS:

              The following table represents the net periodic benefit cost of defined benefit pension plans:

	Nine months ended September 30,
	2014	2013
	($ in millions)
Service cost	$4.1	$4.9
Interest cost	8.4	7.7
Expected return on assets	(4.3)	(4.2)
Net amortization of actuarial losses	3.2	7.5
Amortization of prior service cost	0.1	0.1

Total pension cost	$11.5	$16.0

              The Company also sponsors and participates in various defined contribution and multi-employer plans. The expense for the defined contribution plans was $2.8 million and $2.4 million for the nine months ended September 30, 2014 and 2013, respectively. The expense for the multi-employer

TITANIUM DIOXIDE PIGMENTS AND OTHER BUSINESSES OF
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Notes To Condensed Combined Financial Statements (Unaudited) (Continued)

10. EMPLOYEE BENEFIT PLANS: (Continued)

plans was $2.4 million and $2.1 million for the nine months ended September 30, 2014 and 2013, respectively.

11. RESTRUCTURING AND OTHER SEVERANCE COSTS:

              The Company records restructuring liabilities that represent charges incurred in connection with consolidations and cessations of certain of its operations, including operations from acquisitions, as well as headcount reduction programs. These charges consist primarily of severance and facility/entity closure costs. Severance charges are based on various factors including the employee's length of service, contract provisions, salary levels and local governmental legislation. At the time a related charge is recorded, the Company calculates its best estimate based upon detailed analysis. Although significant changes are not expected, actual costs may differ from these estimates.

              The following table provides the restructuring and other severance costs for the nine months ended September 30, 2014 and 2013:

	Nine months ended September 30,
	2014	2013
	($ in millions)
Severance/Relocation	$—	$0.7
Facility closure and other	0.2	1.1

Total restructuring charge	0.2	1.8
Other severance costs	—	0.3

Total	$0.2	$2.1

              For the nine months ended September 30, 2013, the restructuring charges primarily relate to severance and facility closure costs in connection with the future consolidation of the Color Pigments and Services business and severance costs in the Titanium Dioxide Pigments business.

              All restructuring actions still in progress as of September 30, 2014 are expected to be substantially complete within the next twelve months, except for severance and facility closure costs in connection with the future consolidation of the Color Pigments and Services business. However, payouts of certain liabilities resulting from these actions will take place over several years. There are no significant future costs related to open restructuring plans remaining. Selected information for outstanding liabilities from recent restructuring actions is as follows:

	Severance/ Relocation	Facility Closure and Other	Total
	($ in millions)
Liability balance, December 31, 2013	$1.8	$0.4	$2.2
Restructuring charge in 2014	—	0.2	0.2
Utilized	(0.5)	(0.4)	(0.9)
Other	0.1	0.1	0.2

Liability balance, September 30, 2014	$1.4	$0.3	$1.7

TITANIUM DIOXIDE PIGMENTS AND OTHER BUSINESSES OF
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Notes To Condensed Combined Financial Statements (Unaudited) (Continued)

12. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):

              Changes in accumulated other comprehensive income (loss) are as follows:

	Pension related adjustments, net of tax	Foreign currency translation	Total accumulated other comprehensive income (loss)
	($ in millions)
Balance at December 31, 2013	$(43.7)	$68.5	$24.8
Other comprehensive income (loss) before reclassifications	3.5	(78.1)	(74.6)
Amounts reclassified from accumulated other comprehensive income to net income	2.4	—	2.4

Balance at September 30, 2014	$(37.8)	$(9.6)	$(47.4)

              The amounts reclassified from accumulated other comprehensive income into net income are as follows:

	Amounts Reclassified from Accumulated Other Comprehensive Income
	Nine months ended September 30,
Accumulated Other Comprehensive Income Components	2014	2013
	($ in millions)
Pension related adjustments:
Actuarial losses(a)	$3.2	$7.5
Prior service costs(a)	0.1	0.1

	3.3	7.6
Income tax provision	(0.9)	(2.0)

Total reclassifications for the period	$2.4	$5.6

(a)
These accumulated other comprehensive income components are included in the computation of net periodic pension costs that are recorded in costs of products sold and selling, general and administrative expenses in the condensed consolidated statements of operations.

13. COMMITMENTS, CONTINGENCIES AND GUARANTEES:

              Legal Proceedings—The Company is involved in various legal proceedings, including commercial, intellectual property, product liability, regulatory and environmental matters of a nature considered normal for its business. The Company accrues for amounts related to these matters if it is

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Notes To Condensed Combined Financial Statements (Unaudited) (Continued)

13. COMMITMENTS, CONTINGENCIES AND GUARANTEES: (Continued)

probable that a liability has been incurred and an amount can be reasonably estimated. The Company discloses such matters when there is at least a reasonable possibility that a material loss may have been incurred. However, the Company cannot predict the ultimate outcome of any litigation or the potential for future litigation.

              Although the Company expects to continue to pay legal fees in connection with the above matters, other legal actions, such as chromated copper arsenate, and other product liability matters, such as certain high purity color pigments, based on currently available facts, the Company does not believe that any individual action will have a material adverse effect on its financial condition, results of operations or cash flows. Reserves in connection with known product liability matters equaled $0.6 million as of September 30, 2014. The Company's reserve estimates are based on available facts, including damage claims and input from its internal and external legal counsel, past experience, and, in some instances where defense costs are being paid by its insurer, known or expected insurance recoveries. The Company is unable to estimate the amount or range of any potential incremental charges should facts and circumstances change and may in the future revise its estimates based on new information becoming available. Further, the Company cannot predict the outcome of any litigation or the potential for future litigation.

              Indemnity Matters—The Company is indemnified by third parties in connection with certain matters related to acquired businesses. Although the Company has no reason to believe that the financial condition of those parties who may have indemnification obligations to the Company is other than sound, in the event the Company seeks indemnity under any of these agreements or through other means, there can be no assurance that any party who may have obligations to indemnify the Company will adhere to their obligations and the Company may have to resort to legal action to enforce its rights under the indemnities. In cases where the Company's indemnification claims to such third parties are uncontested, the Company expects to realize recoveries within the short term.

              In the opinion of management, and based upon information currently available, the ultimate resolution of any indemnification obligations owed to the Company or by the Company is not expected to have a material effect on the Company's financial condition, results of operations or cash flows.

              Guarantees—The Company's U.S. Entities, along with certain other Rockwood Specialties Group, Inc. ("RSGI") U.S. subsidiaries, are guarantors of RSGI's obligation under the terms of the indenture related to the $1.25 billion of 4.625% senior notes due in 2020 ("Notes").

              Rockwood and the Company intend to obtain releases from these guarantees in connection with the divestiture of the Company.

              The indenture governing the Notes contain various affirmative and restrictive covenants which limit the ability of RSGI and the Company, subject to certain exceptions, to incur or guarantee additional indebtedness, make investments and other restricted payments, create liens, sell assets, engage in certain transactions with certain affiliates, and merge or consolidate with other companies or sell substantially all of our assets. In addition, RSGI is subject to further limitations on its ability to pay dividends or make other distributions (limited to $600 million, plus additional amounts subject to satisfying certain leverage ratios).

TITANIUM DIOXIDE PIGMENTS AND OTHER BUSINESSES OF
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Notes To Condensed Combined Financial Statements (Unaudited) (Continued)

13. COMMITMENTS, CONTINGENCIES AND GUARANTEES: (Continued)

Safety, Health and Environmental Matters

              For further details of the Company's Safety, Health and Management Systems, SHE Capital Expenditures and Regulatory Developments, see Note 15, "Commitments, Contingencies and Guarantees," in the Company's audited combined financial statements for the year ended December 31, 2013.

Environmental Reserves

              Environmental laws have a significant effect on the nature and scope of any clean-up of contamination at current and former operating facilities, the costs of transportation and storage of chemicals and finished products and the costs of the storage and disposal of wastes.

              In addition, "Superfund" statutes in the United States as well as statutes in other jurisdictions impose strict, joint and several liability for clean-up costs on the entities that generated waste and/or arranged for its disposal at contaminated third party sites, as well as the past and present owners and operators of contaminated sites. All responsible parties may be required to bear some or all clean-up costs regardless of fault, legality of the original disposal or ownership of the disposal site.

              The following table provides a list of the Company's present and former facilities with environmental contamination or reclamation obligations for which the Company has reserved for as of September 30, 2014:

Country	Location	(a)	(b)	(c)
China	Shenzhen		X
Finland	Kipsikorpi			X
Germany	Duisburg	X		X
	Hainhausen	X
	Schwarzheide			X
	Uerdingen	X
Italy	Turin	X
United Kingdom	Birtley		X
United States	Beltsville, MD	X
	East St. Louis, IL		X
	Easton, PA		X
	Harrisburg, NC	X	X
	Valdosta, GA	X

(a)
The Company is currently operating groundwater monitoring and/or remediation systems at these locations.

(b)
The Company is currently conducting investigations into additional possible soil and/or groundwater contamination at these locations.

(c)
The Company has land restoration obligations generally relating to landfill activities at these locations.

TITANIUM DIOXIDE PIGMENTS AND OTHER BUSINESSES OF
ROCKWOOD HOLDINGS, INC.

Notes To Condensed Combined Financial Statements (Unaudited) (Continued)

13. COMMITMENTS, CONTINGENCIES AND GUARANTEES: (Continued)

              The Company is also responsible for environmental matters at some of its former off-site disposal locations owned by third parties. These sites are considered Superfund sites as defined by the EPA or state regulatory authority.

              Although the Company cannot provide assurances in this regard, the Company does not believe that these issues will have a material adverse effect on its financial condition, results of operations or cash flows. Nonetheless, the discovery of contamination arising from present or historical industrial operations at some of the Company's or its predecessor's former and present properties and/or at sites where the Company and its predecessor disposed wastes could expose the Company to cleanup obligations and other damages in the future.

              The Company has established financial reserves relating to anticipated environmental cleanup obligations, site reclamation and remediation and closure costs, which are reviewed at least quarterly based on currently available information. Liabilities are recorded when potential liabilities are either known or believed to be probable and can be reasonably estimated. In the event that the Company establishes a financial reserve in connection with site remediation costs, the Company records a reserve for the estimated cost of the remediation, even though the costs of the remediation will likely be spread out over many years. The Company does not include unasserted claims in its reserves.

              The Company's liability estimates are based upon available facts, existing technology, indemnities from third parties, past experience and, in some instances, insurance recoveries where the remediation costs are being paid by its insurers, and are generated by several means, including State-mandated schedules, environmental consultants and internal experts, depending on the circumstances. On a combined basis, the Company has accrued $21.7 million and $24.5 million for environmental liabilities as of September 30, 2014 and December 31, 2013, respectively, most of which were classified as other non-current liabilities in the condensed combined balance sheet. Included in the environmental liabilities are reclamation obligations of $7.1 million and $8.1 million as of September 30, 2014 and December 31, 2013, respectively. These obligations primarily relate to post-closure reclamation of landfills and manufacturing sites.

              The remaining environmental liabilities ($14.6 million and $16.4 million as of September 30, 2014 and December 31, 2013, respectively), represent remediation obligations. The Company estimates that the potential range for such environmental matters (excluding reclamation obligations) as of September 30, 2014 is from $14.6 million to $31.4 million. Of these accruals, $5.6 million and $6.6 million as of September 30, 2014 and December 31, 2013, respectively, represent liabilities discounted using discount rates ranging from 5.5% to 7.0%, with the undiscounted amount of these reserves being $8.7 million and $9.7 million as of September 30, 2014 and December 31, 2013, respectively.

              The Company's remediation liabilities are payable over periods of up to 30 years. At a number of the sites described above, the extent of contamination has not yet been fully investigated or the final scope of remediation is not yet determinable and could potentially affect the range. For the nine months ended September 30, 2014, the Company recorded charges of $1.1 million to increase its environmental liabilities and made payments of $2.3 million for reclamation and remediation costs, which reduced its environmental liabilities. For the nine months ended September 30, 2014, the recurring cost of managing hazardous substances for ongoing operations is $33.5 million.

TITANIUM DIOXIDE PIGMENTS AND OTHER BUSINESSES OF
ROCKWOOD HOLDINGS, INC.

Notes To Condensed Combined Financial Statements (Unaudited) (Continued)

13. COMMITMENTS, CONTINGENCIES AND GUARANTEES: (Continued)

              The Company believes these accruals are adequate based on currently available information. The Company may incur losses in excess of the amounts accrued; however, based on currently available information, it does not believe the additional amount of potential losses would have a material adverse effect on its business or financial condition, but may have a material adverse effect on the results of operations or cash flows in any given quarterly or annual reporting period. The Company does not believe that any known individual environmental matter would have a material adverse effect on its financial condition, results of operations or cash flows. The Company is unable to estimate the amount or range of any potential incremental charges should facts and circumstances change and may in the future revise its estimates based on new information becoming available.

              In the event that manufacturing operations are discontinued at any of the Company's facilities with known contamination, regulatory authorities may impose more stringent requirements on the Company including soil remediation. The Company does not contemplate any such action occurring in the foreseeable future, as these facilities' remaining lives are not known. Given the indeterminate useful life of these facilities and the corresponding indeterminate settlement date of any soil remediation obligations, the Company does not have sufficient information to estimate a range of potential settlement dates for its obligations. Consequently, the Company cannot employ a present value technique to estimate fair value and, accordingly, has not accrued for any environmental-related costs to remediate soil at these facilities.

14. SUBSEQUENT EVENTS:

              On October 1, 2014, Rockwood completed the sale of its Titanium Dioxide Pigments and Other businesses to Huntsman Corporation for an enterprise value of $1.275 billion, including the assumption of $225 million in pension obligations and subject to certain post-closing adjustments.

18,000,000 Shares

Venator Materials PLC

Ordinary Shares

PROSPECTUS

BofA Merrill Lynch
Citigroup
Goldman Sachs & Co. LLC
J.P. Morgan

                , 2017

Part II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

              The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the ordinary shares offered hereby. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority ("FINRA") filing fee, and the NYSE listing fee, the amounts set forth below are estimates.

SEC registration fee	$60,641
FINRA filing fee	73,711
Accounting fees and expenses	300,000
Legal fees and expenses	250,000
Printing and engraving expenses	325,000
Transfer agent and registrar fees	10,000
Miscellaneous	80,648

Total	$1,100,000

Item 14.    Indemnification of Directors and Officers

              We have entered into indemnification agreements with our directors and executive officers to indemnify them to the maximum extent allowed under applicable law. These agreements indemnify these individuals against certain costs, charges, losses, liabilities, damages and expenses incurred by such director or officer in the execution or discharge of his or her duties. These agreements do not indemnify our directors against any liability attaching to such individuals in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he or she is a director, which would be rendered void under the Companies Act 2006. The U.K. specific restrictions apply to directors but not officers.

              We intend to maintain liability insurance policies that indemnify our directors and officers against various liabilities, including certain liabilities under arising under the Securities Act and the Exchange Act, that may be incurred by them in their capacity as such.

              The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this registration statement provides for indemnification of our directors and officers by the underwriters against certain liabilities arising under the Securities Act or otherwise in connection with this offering.

              Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15.    Recent Sales of Unregistered Securities

              Upon our formation, we issued 50,000 of our ordinary shares, par value £1 per share (the "Subscriber Shares"), to Huntsman International (Netherlands) B.V., an indirect wholly-owned subsidiary of Huntsman. On June 30, 2017, (a) Huntsman International (Netherlands) B.V. transferred the Subscriber Shares to Huntsman International, and (b) we issued 50,000 redeemable shares, par value £1 per share, and one ordinary share, par value $1 per share, to Huntsman International, all of which (including the Subscriber Shares) were repurchased by us prior to the consummation of the offering. Prior to the consummation of our IPO, we issued 106,271,712 ordinary shares, par value $0.001 per share, to Huntsman, which held such shares through its wholly-owned subsidiaries Huntsman

International and the selling shareholder. Immediately prior to the completion of our IPO, Huntsman International and the selling shareholder were our sole shareholders. Following the completion of our IPO, Huntsman holds its Venator shares through the selling shareholder. Each issuance of shares made prior to the issuance of shares in our IPO was made pursuant to the exemption from registration in Section 4(a)(2) of the Securities Act because the offer and issuance of the ordinary shares did not involve a public offering.

Item 16.    Exhibits and Financial Statement Schedules

  (a)
  Exhibits.

Index to Exhibits

Exhibit No.		Description
1.1	*	Form of Underwriting Agreement
2.1
Separation Agreement dated August 7, 2017, by and among Venator Materials PLC and Huntsman Corporation (incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K (File No. 001-38176) filed with the Commission on August 11, 2017).
3.1
Articles of Association of Venator Materials PLC (incorporated by reference to Exhibit 3.1 of the Company's Registration Statement on Form S-1 (File No. 333-217753) filed with the Commission on June 30, 2017).
3.2
Amended and Restated Articles of Association of Venator Materials PLC (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K (File No. 001-38176) filed with the Commission on August 7, 2017).
4.1
Form of Certificate evidencing Ordinary Shares (incorporated by reference to Exhibit 4.1 of the Company's Registration Statement on Form S-1 (File No. 333-217753) filed with the Commission on June 30, 2017).
4.2
Registration Rights Agreement, dated August 8, 2017, by and among Venator Materials PLC, Huntsman International LLC and Huntsman (Holdings) Netherlands B.V. (incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K (File No. 001-38176) filed with the Commission on August 11, 2017).
4.3
Indenture for 5.75% Senior Notes due 2025 (incorporated by reference to Exhibit 4.3 of the Company's Registration Statement on Form S-1/A (File No. 333-217753) filed with the Commission on July 14, 2017).
4.4		Form of 5.75% Senior Note due 2025 (included in Exhibit 4.3).
4.5
Supplemental Indenture, dated August 8, 2017, by and among Venator Finance S.à r.l., Venator Materials LLC, the guarantors party thereto and Wilmington Trust, National Association (incorporated by reference to Exhibit 10.8 of the Company's Current Report on Form 8-K (File No. 001-38176) filed with the commission on August 11, 2017).
5.1	*	Form of Opinion of Vinson & Elkins R.L.L.P.
10.1
Transition Services Agreement, dated August 7, 2017, by and among Venator Materials PLC and Huntsman International LLC (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K (File No. 001-38176) filed with the Commission on August 11, 2017).

Exhibit No.		Description
10.2		Tax Matters Agreement, dated August 7, 2017, by and Among Venator Materials PLC and Huntsman International LLC (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K (File No. 001-38176) filed with the Commission on August 11, 2017).
10.3
Employee Matters Agreement, dated August 7, 2017, by and among Venator Materials PLC and Huntsman Corporation (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K (File No. 001-38176) filed with the Commission on August 11, 2017).

10.4	+	Venator Materials PLC Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K (File No. 001-38176) filed with the Commission on August 7, 2017).

10.5		Indemnification Deed (incorporated by reference to Exhibit 10.5 of the Company's Registration Statement on Form S-1 (File No. 333-217753) filed with the Commission on July 14, 2017).

10.6		ABL Facility Agreement dated August 8, 2017, by and among Venator Materials LLC, the borrowers party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative and collateral agent (incorporated by reference to Exhibit 10.5 of the Company's Current Report on Form 8-K (File No. 001-38176) filed with the Commission on August 11, 2017).

10.7		Term Loan Credit Agreement, dated August 8, 2017, by and among Venator Materials PLC, Venator Finance S.à r.l. and Venator Materials LLC, as borrowers, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative and collateral agent (incorporated by reference to Exhibit 10.6 of the Company's Current Report on Form 8-K (File No. 001-38176) filed with the Commission on August 11, 2017).

10.8	+	Form of Non-qualified Stock Option Agreement (Employee Form) related to the Venator Materials 2017 Stock Incentive Plan (incorporated by reference to Exhibit 4.4 of the Company's Registration Statement on Form S-8 (File No. 333-219982) filed with the Commission on August 15, 2017).

10.9	+	Form of Performance Unit Agreement (Employee Form) related to the Venator Materials 2017 Stock Incentive Plan (incorporated by reference to Exhibit 4.5 of the Company's Registration Statement on Form S-8 (File No. 333-219982) filed with the Commission on August 15, 2017).

10.10	+	Form of Phantom Share Agreement (Employee Form) related to the Venator Materials 2017 Stock Incentive Plan (incorporated by reference to Exhibit 4.6 of the Company's Registration Statement on Form S-8 (File No. 333-219982) filed with the Commission on August 15, 2017).

10.11	+	Form of Restricted Stock Unit Agreement (Employee Form, IPO Award Conversion) related to the Venator Materials 2017 Stock Incentive Plan (incorporated by reference to Exhibit 4.7 of the Company's Registration Statement on Form S-8 (File No. 333-219982) filed with the Commission on August 15, 2017).

10.12	+	Form of Restricted Stock Unit Agreement (Employee Form, New Grants) related to the Venator Materials 2017 Stock Incentive Plan (incorporated by reference to Exhibit 4.8 of the Company's Registration Statement on Form S-8 (File No. 333-219982) filed with the Commission on August 15, 2017).

Exhibit No.		Description
10.13	+	Form of Restricted Stock Unit Agreement (Director Form) related to the Venator Materials 2017 Stock Incentive Plan (incorporated by reference to Exhibit 4.9 of the Company's Registration Statement on Form S-8 (File No. 333-219982) filed with the Commission on August 15, 2017).

10.14	+	Form of Share Unit Agreement (Director Form) related to the Venator Materials 2017 Stock Incentive Plan (incorporated by reference to Exhibit 4.10 of the Company's Registration Statement on Form S-8 (File No. 333-219982) filed with the Commission on August 15, 2017).

10.15	+	Form of Notice of Award of Ordinary Shares (Director Form) related to the Venator Materials 2017 Stock Incentive Plan (incorporated by reference to Exhibit 4.11 of the Company's Registration Statement on Form S-8 (File No. 333-219982) filed with the Commission on August 15, 2017).

10.16	+	Employment Transfer Agreement, dated June 19, 2017 (Stolle) (incorporated by reference to Exhibit 10.8 of the Company's Registration Statement on Form S-1 (File No. 333-217753) filed with the Commission on July 14, 2017).

10.17	+	Employment Transfer Agreement, dated July 11, 2017 (Ogden) (incorporated by reference to Exhibit 10.9 of the Company's Registration Statement on Form S-1 (File No. 333-217753) filed with the Commission on July 14, 2017).

10.18	+	Employment Agreement, dated September 15, 2014 (Buberl) (incorporated by reference to Exhibit 10.10 of the Company's Registration Statement on Form S-1 (File No. 333-217753) filed with the Commission on July 14, 2017).

10.19	+	Form of Employment Agreement (Maiter) (incorporated by reference to Exhibit 10.11 of the Company's Registration Statement on Form S-1 (File No. 333-217753) filed with the Commission on July 14, 2017)

10.20	*+	Executive Severance Plan dated November 14, 2017

23.1	*	Consent of Vinson & Elkins L.L.P. (included in Exhibit 5.1)

23.2	*	Consent of Deloitte & Touche LLP (Venator Materials PLC and Subsidiaries)

23.3	*	Consent of Deloitte & Touche LLP (Titanium Dioxide Pigments and Other Businesses of Rockwood Holdings, Inc.)

24.1	*	Powers of Attorney (included on the signature page of Registration Statement)

101.INS	*	XBRL Instance Document.

101.SCH	*	XBRL Taxonomy Extension Schema Document.

101.CAL	*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	*	XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE	*	XBRL Taxonomy Extension Presentation Linkbase Document.

*
Filed herewith.

+
Indicates management contract or compensatory plan.

              (b)   Financial Statement Schedules. Financial statement schedules are omitted because the required information is not applicable, not required or included in the financial statements or the notes thereto included in the prospectus that forms a part of this registration statement.

Item 17.    Undertakings

              The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

              Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

              The undersigned registrant hereby undertakes that:

                  (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                  (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

              Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wynyard, U.K., on November 27, 2017.

Venator Materials PLC
By:	/s/ RUSS STOLLE Russ Stolle Senior Vice President, General Counsel and Chief Compliance Officer Date: November 27, 2017

              Each person whose signature appears below appoints Kurt D. Ogden and Russ R. Stolle, and each of them, any of whom may act without the joinder of the other, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any registration statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

              Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ SIMON TURNER Simon Turner	President and Chief Executive Officer, and Director (Principal Executive Officer)	November 27, 2017
/s/ KURT D. OGDEN Kurt D. Ogden	Senior Vice President and Chief Financial Officer (Principal Financial Officer), and Venator's Authorized Representative in the United States	November 27, 2017
/s/ STEPHEN IBBOTSON Stephen Ibbotson	Vice President and Corporate Controller (Principal Accounting Officer)	November 27, 2017

Name	Title	Date

/s/ PETER R. HUNTSMAN Peter R. Huntsman	Director	November 27, 2017
/s/ SIR ROBERT J. MARGETTS Sir Robert J. Margetts	Director	November 27, 2017
/s/ DOUGLAS D. ANDERSON Douglas D. Anderson	Director	November 27, 2017
/s/ DANIELE FERRARI Daniele Ferrari	Director	November 27, 2017
/s/ KATHY D. PATRICK Kathy D. Patrick	Director	November 27, 2017